2024

Notice of Annual Meeting of Stockholders and Proxy Statement

Annual Report on Form 10-K



Always Designing for People®

A Letter from
our Independent Board Chair



Fellow Shareholders,

Throughout ADP's 75-year history, we have continuously challenged ourselves to take actions that not only strengthen our company, but also empower us to better serve our clients in the ever-evolving world of work. In fiscal year 2024, we advanced each of these goals while maintaining our unwavering commitment to strong corporate governance and shareholder engagement. We are confident that ADP can remain a trusted partner to our clients, providing technology, data and expertise to navigate through any change, while continuing to deliver sustainable, profitable growth and consistent shareholder value creation. On behalf of your Board of Directors, we want to thank you for your investment in ADP and the trust you have placed in us to help continue to drive ADP forward.

Executing in a Dynamic Environment

The Human Capital Management (HCM) industry never stands still, as new business models emerge, technology evolves, and other significant events continuously reshape the way people work. This is especially true today, as recent breakthroughs in generative AI promise to profoundly impact how humans interact with technology. To stay ahead of these trends, ADP recognizes the need to further transform HCM from an administrative challenge facing clients to a strategic business advantage.

ADP is specifically focused on executing across three key strategic priorities – leading with best-in-class HCM technology, providing unmatched expertise and outsourcing solutions, and benefiting our clients through our global scale. Strong execution in these areas allowed ADP to grow revenue by 7% and to increase diluted earnings per share by 11% in fiscal year 2024. We remain well positioned for solid growth in the years ahead, as we continue to establish new client partnerships and build on our existing relationships with more than 1.1 million businesses around the world.

49 consecutive years of dividend increases

ADP's disciplined approach to capital allocation balances near-term financial performance with investments designed to drive long-term, sustainable growth. In fiscal year 2024, ADP invested nearly $1.3 billion in research and development to drive innovation in new product development and to leverage recent advances in generative AI. We also added to our worldwide sales force headcount to support continued growth in our new business bookings. Finally, the ADP Board raised our dividend for the 49th consecutive year, returning $2.2 billion in dividends, and ADP repurchased $1.2 billion in shares to further enhance shareholder return.

Committed to Strong Governance

As ADP continues to harness the power of data through both AI and machine learning, we recognize the importance of accountability, transparency, privacy, explainability and governance. Our commitment to strong governance did not begin with the introduction of generative AI but has been a part of our best practices for years, including through our active AI & Data Ethics Council comprised of both industry leaders and ADP experts who meet regularly and have provided guidance within ADP on the responsible use of AI and machine learning. We have developed a compliance-by-design process that establishes key guardrails around transparency, bias, and accuracy of our generative AI tools.

Our process also integrates privacy, security and intellectual property principles into our ideation and development phases for generative AI use cases and to monitor the use of our generative AI tools. This process involves interdisciplinary teams comprised of our security, privacy and compliance experts to ensure we continue to approach this new technology in an ethical, secure and compliant way that is beneficial to our clients.

In addition to overseeing important governance matters within ADP's business, the Board takes a thoughtful approach to its own structure and composition. Following a seamless CEO transition to Maria Black as CEO, the Board returned to an Independent, Non-Executive Board Chair structure effective January 31, 2024. Board succession plans are also regularly reviewed with a balance of experience and tenure in mind to ensure the appropriate mix of directors is maintained to support our strategic direction and our commitment to long-term value creation.

ADP believes that true success is achieved when we contribute to the well-being of our clients, their workers, and the global communities in which our associates live and work. During fiscal year 2024, we were pleased to issue our latest Global Corporate Social Responsibility Report, which highlights the steps we continue to take to create value for all stakeholders.

Engaged with our Shareholders

Your Board and the ADP management team believe proactive dialogue with shareholders helps organizations become stronger. To this end, ADP invited or met with shareholders representing nearly half of the company's shares outstanding in fiscal year 2024. Our directors participated in these engagement efforts and look forward to continuing to do so. We appreciate the thoughtful feedback provided.

Thank you for your continued ownership in ADP and trust in our Board.

Sincerely,



Thomas J. Lynch
Independent Board Chair of ADP

A Letter from our CEO



To our Shareholders,

75 years ago, our founders saw the opportunity to fulfill a critical business need and created a solution that launched an entire industry.

Through decades of change – ADP has remained at the helm of workforce innovation. Today, we help businesses thrive with insightful Human Capital Management (HCM) solutions that meet their evolving needs as well as those of their employees. Our HCM technology, industry and compliance expertise, and data insights deliver measurable results and peace-of-mind while helping to support an engaged and productive workforce.

> "We are designing a future of work that is easy, smart and wonderfully human"

As the power of technologies like artificial intelligence, machine learning, and generative AI continue to transform how people work, we are focused on providing our clients and our associates with technology that's easy to use, powered with smart insights, and personalized to support a human-centric experience. We believe our cutting-edge products, premium services, and exceptional experiences will continue to guide our clients and empower their employees to reach their full potential.

Raising the Bar in Fiscal Year 2024

We delivered strong fiscal year 2024 results amidst a steady HCM demand backdrop in our key markets. Our revenue grew 7%, as we served more than 1.1 million clients and paid over 42 million workers in more than 140 countries and territories during the year.

FISCAL YEAR 2024 BUSINESS HIGHLIGHTS

7% Revenue growth

1.1M+ Clients

42M+ Workers paid globally

7% Employer Services new business bookings growth

92.0% Employer Services client revenue retention

$3.4B in shareholder distributions

    $2.2B Dividends

    $1.2B Share Repurchases

Strong execution by our sales force produced 7% growth in Employer Services new business bookings to a new record of $2.0 billion. This growth was broad-based with contributions ranging from small businesses in the U.S. to multinational companies headquartered internationally. We continued adding new clients and selling more to our existing base given ongoing strong demand for our solutions beyond payroll.

Our Employer Services client revenue retention rate of 92.0% exceeded our expectations for the year. We also achieved record retention in our mid-market business for the second consecutive year. Our client satisfaction scores for our total business also reached new all-time highs. We expect these recent client satisfaction gains to support our retention results moving forward.

Each year we strive to balance our desire to drive strong revenue growth with our long-standing goal of delivering annual margin improvement. We succeeded on both these fronts in fiscal year 2024, with our revenue growth and margin expansion resulting in 11% growth in diluted earnings per share. Our consistent dividend growth, which we increased for the 49th consecutive year, further enhanced our total shareholder return.

Executing on our Strategic Priorities

Our fiscal year 2024 accomplishments extended far beyond our strong financial results. We also made great progress on our three strategic priorities, which serve as our roadmap to the future to help keep us at the forefront of the HCM industry. Here are just a few highlights.

To continue to Lead with Best-in-Class HCM Technology, we deployed ADP Assist, our generative AI-powered cross-platform solution. ADP Assist is not just another technical solution, but rather an experience that combines ADP's deep dataset and expertise to empower HR professionals, leaders, and employees. It provides our clients with enhanced capabilities such as expedited report creation, natural language search capabilities, and the ability to quickly initiate common HR actions. We are proud to share that ADP Assist recently earned the "Generative AI Innovation Award" in the 2024 AI Breakthrough Awards. In addition to embedding generative AI in our products, we continued to advance our next-gen initiatives, with our number of active next-gen payroll clients increasing by nearly 50%, and our number of live next-gen HCM clients increasing by more than 30% in fiscal year 2024.

Our second strategic priority is to Provide Unmatched Expertise and Outsourcing. Our approach to partnering with our clients has been central to our winning formula for decades, and we introduced new technology in fiscal year 2024 to help us make an even greater impact for them. To further unlock the value of our expertise, we launched generative AI support tools including call summarization and real-time guidance for our service associates. We also invested in generative AI capabilities for our implementation teams, to help reduce manual data entry and minimize the risk of errors. We look forward to providing additional tools to help our associates deliver better, faster service.

Our third strategic priority is to Benefit our Clients with our Global Scale. In fiscal year 2024, we continued to leverage our global scale by acquiring the payroll business of our partner in Sweden, expanding the scope of our Celergo offering to include Iceland, and further growing our on-the-ground presence in the Asia Pacific region. Our iHCM offering also continued to scale in several European countries, with this platform now serving more than 5,000 clients and paying more than 1 million client employees. Finally, we deepened our existing partnership with several other leading technology providers to further simplify HCM processes and broaden the spectrum of support we can provide our clients.

ADP's Future is Bright

Overall, we were extremely pleased with our strong financial and strategic outcomes in fiscal year 2024. During the year, ADP was recognized as a "World's Most Admired Company" by Fortune Magazine for the 18th consecutive year, and we also celebrated our 30th straight year on the Fortune 500. These results and recognition reflect the power of our innovative HCM solutions and the collective efforts of our talented associates who deliver unmatched service for our clients each day.

As an organization focused on empowering the workforce, we will never stop raising the bar. We will continue to invest in new products for our clients, tools for our service associates, and powerful technology for our sellers. These investments promise to support our future growth and allow our client satisfaction scores to continue reaching new record levels. We will continue to build the next era of workforce innovation — driving scale and efficiency in every product design, every client relationship, and everything we do. I am excited for all we will achieve together.

Thank you for your investment and continued interest in ADP.

Sincerely,



Maria Black
Chief Executive Officer, ADP

FORWARD-LOOKING STATEMENTS

These letters and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "outlook," "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could," "is designed to" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP's success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; the success of our new solutions; our ability to respond successfully to changes in technology, including artificial intelligence; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends and inflation; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or cyber breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; availability of skilled associates; the impact of new acquisitions and divestitures; the adequacy, effectiveness and success of our business transformation initiatives; the impact of any uncertainties related to major natural disasters or catastrophic events; and supply-chain disruptions. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under "Item 1A. Risk Factors" of our most recent Annual Report on Form 10-K, and in other written or oral statements made from time to time by ADP, should be considered in evaluating any forward-looking statements contained herein.



AUTOMATIC DATA PROCESSING, INC.
One ADP Boulevard
Roseland, New Jersey 07068

Notice of 2024 Annual Meeting of Stockholders

The 2024 Annual Meeting of Stockholders of Automatic Data Processing, Inc. will take place at 10:00 a.m., Eastern Standard Time on Wednesday, November 6, 2024. The Annual Meeting will be held virtually and stockholders can access the meeting by visiting *www.virtualshareholdermeeting.com/ADP2024*.

A Notice of Internet Availability of Proxy Materials or the proxy statement for the 2024 Annual Meeting of Stockholders is first being mailed to stockholders on or about Thursday, September 19, 2024.

The purposes of the meeting are to:

1. Elect a board of directors;

2. Hold an advisory vote on executive compensation;

3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025; and

4. Transact any other business that may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only stockholders of record at the close of business on September 9, 2024 are entitled to receive notice of, to attend, and to vote at the 2024 Annual Meeting. **If you plan to attend the virtual meeting, please note the registration and log-in procedures described under "How Can I Participate in the Meeting?" on page 1 of the proxy statement.**

Your vote is important, and we urge you to vote whether or not you plan to attend the virtual meeting. The Notice of Internet Availability of Proxy Materials instructs you on how to access our proxy materials and vote via the Internet. If you receive a paper copy of the proxy materials, you may also vote by telephone or by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.

By order of the Board of Directors

DOROTHY WISNIOWSKI
Secretary

September 19, 2024
Roseland, New Jersey

TABLE OF CONTENTS

2024 Proxy Statement Summary

> Our summary highlights certain information contained elsewhere in the proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

2024 Annual Meeting of Stockholders

Time and Date	10:00 a.m. Eastern Standard Time, November 6, 2024
Live Webcast	www.virtualshareholdermeeting.com/ADP2024
Record Date	Stockholders of record at the close of business on September 9, 2024 are entitled to vote at the virtual meeting or by proxy.
Admission	The Annual Meeting will be a virtual meeting conducted on the following website: *www.virtualshareholdermeeting.com/ADP2024* To participate in the virtual meeting, you will need the 16-digit control number that is printed in the blue box on your Notice of Internet Availability of Proxy Materials or in the box marked by the arrow on your proxy card (if you received a printed copy of the proxy materials). If your shares are held in the name of a bank, brokerage firm or other nominee, you should follow the instructions provided by them in order to participate in the virtual meeting. We recommend that you log in 15 minutes before the start of the 2024 Annual Meeting to ensure sufficient time to complete the check-in procedures.
Proxy Materials	Under rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet instead of mailing printed copies of those materials to each stockholder. On September 19, 2024, we commenced the mailing to our stockholders of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials. Our proxy materials were mailed to those stockholders who have previously asked to receive paper copies. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.
How to Vote	The Notice of Internet Availability of Proxy Materials instructs you on how to vote through the Internet. If you receive a paper copy of the proxy materials, you may also vote your shares by telephone or by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.

Voting Matters and Board Voting Recommendation

	Proposal	Board Recommendation	Page Reference For More Detail
Proposal 1:	Election of directors	For Each Nominee	7
Proposal 2:	Advisory resolution to approve compensation of named executive officers	For	40
Proposal 3:	Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025	For	100

2024 Proxy Statement Summary

The board of directors has nominated the following individuals for election as directors. Please refer to page 7 in this proxy statement for important information about the qualifications and experience of each of the following director nominees. Each director nominee has consented to being named in this proxy statement and has agreed to serve if elected. The board of directors recommends a vote **FOR** each of the nominees for director.

Election of Directors (Proposal 1)

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships			
					AC	CMDC	NCGC	CDTAC
Peter Bisson	67	2015	Retired Director and Global Leader of the High-Tech Practice at McKinsey & Company	✓	✓			*Chair*
Maria Black	50	2023	President and Chief Executive Officer of Automatic Data Processing, Inc.					
David V. Goeckeler	62	2022	Chief Executive Officer of Western Digital Corporation	✓		✓		✓
Linnie M. Haynesworth	67	2020	Retired Sector Vice President and General Manager of Northrop Grumman Corporation	✓	✓			✓
John P. Jones	73	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.	✓		✓	✓	
Francine S. Katsoudas	54	2019	Executive Vice President and Chief People, Policy & Purpose Officer of Cisco Systems, Inc.	✓		✓	✓	
Nazzic S. Keene	63	2020	Former Chief Executive Officer of Science Applications International Corporation	✓	✓		*Chair*	
Thomas J. Lynch (Non-Executive Chair)	69	2018	Former Chairman and Chief Executive Officer of TE Connectivity Ltd.	✓				
Scott F. Powers	65	2018	Former President and Chief Executive Officer of State Street Global Advisors	✓		*Chair*	✓	
William J. Ready	44	2016	Chief Executive Officer of Pinterest, Inc.	✓	✓			✓
Carlos A. Rodriguez	60	2011	Former Executive Chair and Chief Executive Officer of Automatic Data Processing, Inc.					
Sandra S. Wijnberg	68	2016	Former Executive Advisor, Partner and Chief Administrative Officer of Aquiline Holdings	✓	🖩, *Chair*		✓	

AC – audit committee
CMDC – compensation and management development committee
NCGC – nominating/corporate governance committee
CDTAC – corporate development and technology advisory committee
Chair – committee chair
🖩 – financial expert member of audit committee

2024 Proxy Statement Summary

We believe our board composition strikes a balanced approach to director tenure and allows the board to benefit from a mix of newer directors who bring fresh perspectives and seasoned directors who bring continuity and a deep understanding of our complex business



AVERAGE TENURE OF 7.6 YEARS
(INDEPENDENT DIRECTOR NOMINEES)

- 30% <5 Years
- 60% 5-10 Years
- 10% >10 Years

Director Nominee Highlights

10 of our 12 director nominees are independent

42% are women

5 of our 12 director nominees are women

25% are racially or ethnically diverse

3 of our 12 director nominees are racially or ethnically diverse

    2 Hispanic/Latino director nominees

    1 Black director nominee

Average age of 62 years

As of our 2024 Annual Meeting, the average age of our 12 director nominees will be **62 years**

Our director nominees bring to the board a balance of skills and expertise aligned to our strategic direction



DIRECTOR NOMINEE SKILL SET

Skill	Count
Cybersecurity	4
Capital Markets	8
Enterprise Risk Management	9
ESG	9
Financial	5
General Operations	11
Government & Regulatory	9
HR/Compensation	7
Industry - HCM/HRO	5
International	12
Other Public Board	11
Product Marketing/Management	8
Public Company CEO	7
Strategic Planning/Business Development	12
Technology	7
Transformation	10

A more detailed matrix of relevant skills by individual director is set forth on page 9.

2024 Proxy Statement Summary

Advisory Resolution to Approve Executive Compensation (Proposal 2)

Consistent with the stockholders' advisory vote at our 2023 Annual Meeting of Stockholders, we determined to hold the advisory say-on-pay vote to approve our named executive officer ("NEO") compensation on an annual basis. Therefore, we are asking our stockholders to approve, on an advisory basis, our named executive officer compensation for fiscal year 2024. Our stockholders will have the opportunity to approve, on an advisory basis, our NEO compensation for fiscal year 2025 at the 2025 Annual Meeting of Stockholders.

The board of directors recommends a vote **FOR** this resolution because it believes that the policies and practices described in the "Compensation Discussion and Analysis" section beginning on page 41 of this proxy statement are effective in achieving the company's goals of linking pay to performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term financial, transformation, client satisfaction and environmental, social and governance ("ESG") goals

of the company, and aligning the interests of our executive officers with the interests of our stockholders by linking executive performance to stockholder value.

At our 2023 Annual Meeting of Stockholders, our stockholders approved the compensation of our fiscal year 2023 NEOs by a vote of approximately 91% in favor.

Ratification of the Appointment of Auditors (Proposal 3)

We are asking our stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025. A summary of fees paid to Deloitte & Touche LLP for services provided in fiscal years 2024 and 2023 is provided on page 99 of this proxy statement. The board of directors recommends a vote **FOR** this ratification.

2024 Proxy Statement Summary

Fiscal Year 2024 Business Highlights

Our Strategic Priorities. Our business strategy has three key priorities:

Our Strategic Priorities



Lead with Best-in-Class
HCM Technology



Provide Unmatched
Expertise and Outsourcing



Benefit our Clients with our
Global Scale

With a large and growing addressable market, we are focused on our core growth areas and further enhancing our market position by executing on our strategy.

Fiscal year 2024 reflected continued strength, growth and momentum at ADP:

HIGHLIGHTS	STOCKHOLDER FRIENDLY ACTIONS
$19.2 billion in revenue	**$3.4 billion in cash returned to stockholders**
11% earnings per share growth to **$9.10** for the year	**$2.2 billion** dividends **$1.2 billion** share repurchases
Employer Services new business bookings increased **7% to a new record of $2.0 billion** and worldwide new business bookings increased **6.3%**	**49 consecutive years** of dividend increases
Strong Employer Services Client Retention of **92%**	
Reached new, **all-time high client satisfaction levels**	
Over 1.1 million clients globally	
Over 42 million workers paid across 140+ countries and territories	

STRATEGIC EXECUTION

Continued to **lead with best-in-class HCM technology** by deploying ADP Assist, our generative AI-powered cross-platform solution, which earned the "Generative AI Innovation Award" in the 2024 AI Breakthrough Awards, and by further advancing our next-gen payroll and next-gen HCM initiatives

Continued to **lean into our unmatched expertise**, by providing our service and implementation associates with new GenAI capabilities to help them deliver even better client experiences

Continued to **leverage our global scale**, by extending our global footprint and deepening our partnerships with other leading technology providers to simplify HCM processes for our clients

2024 Proxy Statement Summary

We are a leading global provider of cloud-based HCM technology solutions to employers around the world. Our HCM solutions, which include both software and outsourcing services, are designed to help our clients manage their workforce through a dynamic business and regulatory landscape and the changing world of work. We continuously seek to enhance our leading HCM solutions to further support our clients. We see tremendous growth opportunity ahead as we continue to execute on our three key strategic priorities.

In this context, ADP remained focused on delivering exceptional value to our clients in fiscal year 2024. Consistent and solid execution on our proven business model produced strong revenue and earnings growth in fiscal year 2024. This top-line revenue growth, balanced with solid margin performance, drove earnings per share ("EPS") growth of 11%. Other key business drivers such as new business bookings and client satisfaction (net promoter scores) also reached new record levels and our overall results, together with our focus on sound capital allocation, have served to further strengthen our business model with high levels of recurring revenue, strong operating cash flow, and a solid balance sheet.

Our capital deployment priorities remain unchanged – leverage the strength of our model to reinforce our competitive position by, first and foremost, reinvesting in the business. We believe that balancing investments in innovative solutions, client service tools, and distribution is critical to strengthening our market-leading offerings. We supplement these investments through a disciplined approach to M&A. Our focus on delivering top-line revenue growth, while also improving the efficiency and effectiveness of our operations, is complemented by a commitment to return excess cash to stockholders through dividends and disciplined share buybacks.

Data, digital technology, artificial intelligence, globalization, new business models and other significant events and disruptions continuously reshape the way people work. Our breadth and scale enable us to address nearly any HCM challenge our clients face and meet them wherever they may be on their HR journey, from startup to enterprise, from software-only to fully-outsourced, and from local to global.

We strive to remain a trusted partner to our clients by providing technology, data and expertise to navigate through any change, while continuing to deliver on our track record of sustainable, profitable growth and consistent value creation for all of our stakeholders by balancing top-line revenue growth with margin improvement to drive EPS growth. As we look ahead to fiscal year 2025 and beyond, we remain focused on executing against our strategic priorities and continuing to lead the way in workforce innovation.

Compensation Principles

We believe that compensation should be designed to create a direct link between performance and stockholder value. Five principles that guide our decisions involving executive compensation are that compensation should be:

1	based on (i) the overall performance of the company, (ii) the performance of each executive's business unit when applicable and (iii) each executive's individual performance
2	closely aligned with the short-term and long-term financial, transformation, client satisfaction and ESG objectives that build sustainable long-term stockholder value
3	competitive, in order to attract and retain executives critical to our long-term success
4	consistent with high standards of corporate governance and best practices
5	designed to dampen the incentive for executives to take excessive risks or to behave in ways that are inconsistent with the company's strategic planning processes and high ethical standards

2024 Proxy Statement Summary

2024 Compensation Highlights

Consistent with our pay for performance philosophy, the compensation of our NEOs is structured with a significant portion of their total compensation at risk and paid based on the performance of the company as a whole. Our financial performance in fiscal year 2024 impacted the compensation for all of our executive officers, not just our NEOs, in several ways, most notably through our annual cash bonus plan and performance-based stock unit ("PSU") program. Please refer to the "Compensation Discussion and Analysis" section on page 41 of this proxy statement, and the tables and narratives that follow on page 65 of this proxy statement, for more details concerning the compensation of our NEOs.

Key highlights of our fiscal year 2024 executive compensation program	
Base salary:	Our NEOs, other than Mr. Rodriguez, received salary increases in fiscal year 2024 ranging between 3.0% and 9.1%. Ms. Black's and Mr. DeSilva's higher percentage increases of 9.1% were intended to bring their respective base salaries closer to competitive market median levels. Mr. Rodriguez did not receive a base salary increase in fiscal year 2024 and was paid at the same fiscal year-end 2023 annual salary rate through his last day of active employment of January 31, 2024.
Annual cash bonus:	Fiscal year 2024 target bonuses were the same as a percentage of base salary as in fiscal year 2023 for all NEOs other than Mr. DeSilva, whose target bonus percentage increased from 80% to 100% as part of our fiscal year 2024 compensation recommendations. Annual bonuses were based on the financial performance of the company as well as transformation, client satisfaction and ESG performance goals. For fiscal year 2024, our NEOs received cash bonuses at 124.3% of target, with Mr. Rodriguez's target bonus amount prorated for a period of 7 of 12 months of active service as executive chair during the fiscal year.
Equity awards:	As part of our equity compensation program in fiscal year 2024, we granted our executive officers PSUs and restricted stock units ("RSUs").

2024 Incentive Compensation Performance Metrics

Performance for all metrics, including the transformation, client satisfaction and ESG objectives under the annual cash bonus plan, are formulaically measured, based on predetermined and objectively quantifiable goals. Targets and results for our financial metrics exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the compensation and management development committee (the "committee") at the time that targets were set.

Annual Cash Bonus Plan. The committee's determination of incentive compensation under our annual cash bonus plan for our executive officers, including our NEOs, was based on fiscal year 2024 revenue growth, new business bookings growth, and adjusted EBIT growth as well as transformation, client satisfaction and ESG objectives.

These fiscal year 2024 goals were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2023 for fiscal year 2024 and reflect ADP's expectations and assumptions at that time.

2024 Proxy Statement Summary

Details with regard to the transformation, client satisfaction and ESG objectives are provided on page 56 and the financial goals and performance results are summarized below. Each bonus measure below is expressed as a percentage-based growth goal, thus requiring correspondingly higher levels of absolute year-over-year performance delivery.

Annual Cash Bonus Plan Measures	Plan Targets	Plan Results
Revenue Growth	6.9%	6.9%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target
New Business Bookings Growth[1]	7.3%	6.3%
Adjusted EBIT Growth[2]	10.4%	9.9%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target

1   For fiscal year 2024, our new business bookings definition includes annualized recurring revenues anticipated from sales orders to new and existing clients for Employer Services and Professional Employer Organization ("PEO") Services. It excludes revenue that is one-time in nature and zero-margin benefits pass-throughs.

2   Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2024 and 2023.

For fiscal year 2024, our NEOs received cash bonuses at 124.3% of target.

Long-Term Incentive Program. The incentive compensation under our PSU program was based on multiple financial metrics, depending on the fiscal year of grant. For PSU awards granted in fiscal year 2022, performance was based on achievement of adjusted net income growth for fiscal year 2024. For PSU awards granted in fiscal year 2023 and fiscal year 2024, performance was based on achievement of adjusted net income growth (67% weight) and revenue excluding zero-margin benefits pass-throughs ("revenue ex-ZMPT") growth (33% weight). PSU awards granted in fiscal years 2023 and 2024 are also subject to a relative total shareholder return ("rTSR") metric that may modify the final payout (by +/-20%) at the end of the respective full three-year period based on our performance as compared to the S&P 500.

Targets and results exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time the targets were set. For more information on the application of these performance metrics, see "Long-Term Incentive Compensation Programs" on page 57.

These financial goals for the PSU awards granted in fiscal year 2024 were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2023 for fiscal year 2024 and reflect ADP's expectations and assumptions at that time. Each PSU measure below is expressed as a percentage-based growth goal, thus requiring correspondingly higher levels of absolute year-over-year performance delivery.

2024 Proxy Statement Summary

PSU Program Measure	Program Target	Program Result
Adjusted Net Income Growth[1]	10.5%	11.6%, excluding the impacts of: • Foreign currency fluctuations in excess of the fluctuations assumed in the target • Asset write downs related to unplanned asset impairments for client list acquisitions of $1.6 million and unplanned asset impairments for leased servers of $800,000 • First-year impact of business acquisitions
Revenue ex-ZMPT Growth[2]	7.5%	7.48%, excluding the impacts of: • Foreign currency fluctuations in excess of the fluctuations assumed in the target • First-year impact of business acquisitions

1   *Our adjusted net income measure excludes the impact of certain one-time charges and benefits reflecting specific items that are not fundamental to our underlying business operations. Refer to the table in Appendix A for further detail on these items and a reconciliation from net earnings to adjusted net income for fiscal years 2024 and 2023.*

2   *Our revenue ex-ZMPT measure is a consolidated revenue growth measure that excludes the impact of zero-margin benefits pass-throughs. Importantly, the PSU revenue metric is not duplicative of the annual cash bonus plan revenue metric due to the exclusion of zero-margin benefits pass-throughs. Refer to the table in Appendix A for further detail on this item and a reconciliation from consolidated revenue to revenue ex-ZMPT for fiscal years 2024 and 2023.*

A payout percentage of 111% was achieved under our PSU program for the award granted in fiscal year 2022 as a result of our fiscal year 2024 adjusted net income growth; and a payout percentage of 111% was achieved for the PSU awards granted in fiscal years 2023 and 2024 as a result of our fiscal year 2024 adjusted net income growth and revenue ex-ZMPT growth. The payout percentage of 111% applies to year 1 of the fiscal year 2024 award and year 2 of the fiscal year 2023 award (both fiscal year awards remain subject to final adjustment based on rTSR performance over the respective three-year performance period), and the payout percentage of 111% applies to year 3 of the fiscal year 2022 award. These awards will be earned and issued following the end of the corresponding three-year performance period ending in fiscal years 2026, 2025 and 2024, respectively.

The end of fiscal year 2024 marked the end of the three-year performance period for PSU awards granted in fiscal year 2022. Based on the average of the three fiscal years, these awards earned a payout percentage of 124%. As further described in the table on page 46, the payout percentages achieved for each of the individual three fiscal years in the applicable performance period are averaged to obtain the award level earned and issued as a percentage of target.

2024 Proxy Statement Summary

2024 Total Target Direct Compensation

A summary of fiscal year 2024 total target direct compensation for our NEOs is set forth in the following table:

Named Executive Officer (NEO)	Base Salary	Target Annual Bonus	Target PSUs[2]	RSUs[2]	Total
Ms. Black *President and Chief Executive Officer*	$1,200,000	$2,400,000	$10,800,000	$3,600,000	$18,000,000
Mr. McGuire *Chief Financial Officer*	$696,300	$1,044,450	$3,570,000	$1,190,000	$6,500,750
Mr. Ayala *Chief Operating Officer*	$749,800	$1,124,700	$3,473,000	$1,158,000	$6,505,500
Mr. Bonarti *Chief Administrative Officer*	$642,700	$642,700	$2,786,000	$929,000	$5,000,400
Mr. DeSilva *President, Global Sales*	$600,000	$600,000	$2,625,000	$875,000	$4,700,000
Mr. Rodriguez[1] *Former Executive Chair*	$353,150	$529,725	$6,000,000	$2,000,000	$8,882,875

Footnotes:

1. *Mr. Rodriguez's base salary reflects the amount paid through his last day of employment as executive chair of January 31, 2024, and his target annual bonus reflects the prorated amount for a period of 7 of 12 months of active service during the fiscal year.*

2. *Equity amounts reflect the target grant values for fiscal year 2024 and are rounded for ease of presentation. For PSUs, these amounts vary from the totals disclosed in the "Summary Compensation Table for Fiscal Year 2024" on page 65 of this proxy statement, which reflect the grant date fair value, calculated in accordance with FASB ASC Topic 718, for the performance year in which performance targets are set. Accordingly, the amounts for PSU awards in the Summary Compensation Table represent the grant date fair value of the first, second and third tranche of the target awards that were granted in fiscal years 2024, 2023 and 2022, respectively.*

2024 Proxy Statement Summary

The mix of target total direct compensation (base salary, cash bonus and long-term incentive awards) for fiscal year 2024 was designed to deliver the following approximate proportions of total compensation to Ms. Black, our chief executive officer, and the other NEOs if company and individual target levels of performance are achieved. The target pay mix below reflects the PSU target award based on the three-year target opportunity. Ms. Black's higher proportion of at-risk compensation reflects her greater responsibility for overall company performance.



CEO
- 7% Base Salary
- 13% Annual Cash Bonus
- 80% LTI



OTHER NEOs
- 11% Base Salary
- 14% Annual Cash Bonus
- 75% LTI

Compensation Good Governance and Best Practices

Our compensation programs reflect our strong commitment to good governance.

What we do

✓ **Pay for performance:** We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both the short-term and long-term financial, transformation, client satisfaction and ESG goals of the company and to link executive performance to stockholder value.

✓ **Annual say-on-pay vote:** We hold an advisory say-on-pay vote to approve our NEO compensation on an annual basis.

✓ **Clawback policy:** We maintain a rigorous Clawback Policy which exceeds Nasdaq listing requirements and allows for the recovery of both cash and equity incentive compensation from any current or former corporate officer (including any executive officer) who engages in any activity that is in conflict with or adverse to ADP's interests, including fraud.

✓ **Stock ownership guidelines:** We maintain stock ownership guidelines to encourage equity ownership by our executive officers.

✓ **Limited perquisites:** We provide limited perquisites that are viewed as consistent with our overall compensation philosophy.

✓ **Double trigger change in control payments:** Our Change in Control Severance Plan for Corporate Officers includes "double-trigger" provisions, such that payments of cash and vesting of equity awards occur only if termination of employment without cause or with good reason occurs during the two-year period after a change in control.

✓ **Independence of our compensation and management development committee and advisor:** The compensation and management development committee of our board of directors, which is comprised solely of independent directors, utilizes the services of FW Cook as an independent compensation consultant. FW Cook reports to the committee, does not perform any other services for the company other than in connection with an annual review of competitive director compensation for the nominating/corporate governance committee of our board of directors, and has no economic or other ties to the company or the management team that could compromise their independence and objectivity.

2024 Proxy Statement Summary

What we do

✓ **Equity plan best practices:** Our 2018 Omnibus Award Plan, approved by stockholders in November 2018, incorporates certain governance best practices, including a minimum vesting period of one-year (with certain limited exceptions), a minimum 100% fair market value exercise price (except for substitute awards from an acquired or merged company), no "liberal share recycling" of stock options or stock appreciation rights and no "liberal" change in control definition.

✓ **Stockholder engagement:** As described below under "Fiscal Year 2024 Stockholder Engagement," our investor engagement program promotes an active dialogue with our largest stockholders on a range of topics related to our strategy, corporate governance and executive compensation programs.

What we don't do

✘ **No-hedging policy:** We prohibit all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities.

✘ **No-pledging policy:** We prohibit all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan.

✘ **No repricing of underwater stock options without stockholder approval:** We may not lower the exercise price of any outstanding stock options or otherwise provide economic value to the holders of underwater stock options in exchange for the forfeiture of such awards without stockholder approval.

✘ **No discount stock options:** The exercise price of our stock options is not less than 100% of the fair market value of our common stock on the date of grant.

✘ **No IRC Section 280G or 409A tax gross-ups:** We do not provide tax gross-ups under our change in control provisions or deferred compensation programs.

✘ **No current dividends on unearned performance stock units:** We do not pay dividends in respect of unearned PSUs; rather, dividend equivalents are accrued over the applicable performance period and are paid only if the units are earned and shares are issued at the end of the performance period.

2024 Proxy Statement Summary

Fiscal Year 2024 Corporate Governance Highlights

We have a history of strong corporate governance. We are committed to sound corporate governance practices that provide our stockholders with meaningful rights and foster strong independent leadership in our boardroom.

ADP Corporate Governance Framework

✔ *Annual election of directors*

✔ *Majority voting standard*

✔ *One share, one vote*

✔ *Proxy access by-law*

✔ *Subject to certain exceptions on a case by case basis, a "no overboarding" policy which states that no non-executive director can serve on more than 4 public boards (including ADP) and, in the case of a director who is an executive officer of ADP or other company, no more than 2 public boards (including ADP)*

✔ *No poison pill*

✔ *Independent, non-executive board chair and independent board committees*

✔ *Stockholder ability to call special meetings*

✔ *Stockholder right to act by written consent*

✔ *Annual board assessment of corporate governance best practices*

✔ *Significant board role in strategy and risk oversight, including annual strategy and product session*

✔ *Non-employee director pay limits and stock ownership requirements*

✔ *Annual succession planning review*

✔ *Director orientation and continuing education for directors*

✔ *Active stockholder engagement to better understand investor perspectives*

✔ *Comprehensive corporate social responsibility ("CSR")/sustainability report detailing environmental, social and governance ("ESG") matters, including cybersecurity and privacy*

✔ *Executive sessions of independent directors held regularly*

We firmly believe that creating sustainable long-term value for stockholders is enabled through such strong governance practices and open dialogue with stockholders through continuous direct engagement.

Our fiscal year 2024 corporate governance actions and enhancements included:

✔ *Following seamless CEO transition, returned to an independent, non-executive board chair structure (January 2024)*

✔ *Committee chair and membership rotation (January 2024)*

✔ *New Global Corporate Social Responsibility Report issued May 2024*

✔ *Developed a compliance-by-design process that establishes key guardrails around transparency, bias, and accuracy of our generative AI tools*

2024 Proxy Statement Summary

Fiscal Year 2024 Stockholder Engagement

✓ *Invited stockholders representing nearly half of our shares outstanding to discuss our strategy, corporate governance and executive compensation programs, and held meetings with stockholders representing over 30% of our shares outstanding*

✓ *Over 100 meetings held with top-50 stockholders to discuss business performance and seek overall feedback*

Our Stockholder and Stakeholder Engagement Process

We value stockholder engagement and feedback as we strive to deliver strong financial performance and sustained value creation for our investors. Our ongoing investor engagement program includes outreach focused on the company's strategy, corporate governance and executive compensation programs. In addition to management, many of these engagements include participation by certain members of our board of directors. Director participation will continue to be part of our engagement program in fiscal year 2025.

What we learn through our ongoing engagements is regularly shared with our board of directors and incorporated into our disclosures, plans and practices, as appropriate. For example, over the past year, investors have sought to better understand how ADP is utilizing enabling technologies like artificial intelligence ("AI") in a manner that is ethical, secure and compliant. ADP has a rigorous set of ethical principles and related processes to govern its use of AI, machine learning, and other newer technologies, and continuously works to safeguard our trusted data set by building in rigorous standards to deliver independent and objective insight into the workforce. More information, including our Ethics in AI position statement, can be found on our corporate website, at *www.adp.com*, by clicking on "About," then "Data Privacy" or "Artificial Intelligence," as appropriate. Further detail is also available in our Global Corporate Social Responsibility Report on *sustainability.adp.com*.

2024 Proxy Statement Summary

We engage with many other stakeholders throughout the year on a range of CSR issues, including environmental stewardship, talent activation, culture and human capital. Active stakeholder engagement and dialogue is an integral part of our sustainability commitment and continues to drive our work on our CSR and sustainability reporting, intended to capture the issues most important to our business and our stakeholders. In line with these efforts, we are also committed to working collaboratively with a number of third-party providers of ESG reports and ratings to ensure we transparently provide the appropriate information to improve the accuracy of their data.

We look forward to maintaining this ongoing dialogue with our investors and other stakeholders.



We are committed to proactively engaging with stockholders

Our Board is highly attuned to stockholder feedback, including governance & compensation best practices

Monitor & Assessment

Board and management review:

✓ *Annual meeting voting results*

✓ *Investor feedback from investor relations & governance engagement*

✓ *Trends and best practices across the governance, executive compensation, regulatory, and environmental & social landscape*

This review allows ADP to identify and prioritize potential topics for discussion

Outreach & Engagement

✓ *ADP regularly meets with stockholders to actively gather feedback on a range of issues*

✓ *Invited stockholders representing nearly half of our shares outstanding to discuss our strategy, corporate governance and executive compensation programs, and held meetings with stockholders representing over 30% of our shares outstanding*

Evaluation & Response

✓ *Board of directors and key committees evaluate and discuss feedback from stockholders and key stakeholders*

✓ *ADP enhances disclosure and practices, as appropriate*

✓ *ADP updates governance documents to align with best practices and incorporates feedback, as appropriate*

ESG at ADP

At ADP, innovation is the heart of our business — and the values that led us to become a global technology leader still guide our way after 75 years. As we focus on designing a better world at work — we are keenly aware of our responsibility to contribute to progress in business and beyond. We are in the fortunate position to support more than one-million client companies and their workers. And, with every interaction, we have an opportunity to make a meaningful impact and help build a better future.

In fact, we believe that true success is achieved when we contribute to the well-being of our clients, their workers, our associates, and the global communities in which we live and work. This belief fuels our dedication to corporate social responsibility, as we strive to create tools that support a more inclusive and sustainable future for generations to come. We continue to deepen our CSR efforts in four key pillars:

Innovation



Leveraging the power of data, we innovate by anticipating the future of work, the future of HCM and the future of pay to help our clients transform their businesses, simplify work and empower their employees.

- Data, technology, artificial intelligence, globalization, new business models and other significant events and disruptions continuously reshape the way people work.
- We are always designing better ways to work through cutting-edge products, premium services and exceptional experiences that enable people to reach their full potential.

Associates



Our long-term business success is closely linked to our commitment to creating an environment in which our associates thrive.

- Grounded in the core value "Each Person Counts," ADP has a robust strategy to enable the growth, development, and career success of our 64,000 associates across the globe. We optimize personalized, modern learning experiences and outcomes throughout ADP by leveraging technology, data, design and talent to ensure our programs are engaging and accessible to all learners.

Community



Responsibility to the world around us is at the heart of our business. We believe that our company is only as strong as the communities in which we operate. By elevating our communities, we support critical causes and provide a foundation for our business to continue thriving.

- Through the ADP Foundation, we magnify the impact of associate giving to causes that align with our core values and corporate social responsibility focus. We provide a tool to allow associates to donate to their choice of thousands of charitable organizations. ADP associates, executives and directors in the United States can also participate in a matching gift program in which donations to eligible nonprofit organizations are matched up to a certain amount per individual associate per calendar year.

2024 Proxy Statement Summary

Environment



We recognize the importance of environmental stewardship and our responsibility to uphold high standards of care, quality and consideration for the global community. We run ADP for the long term, which has allowed us to build a strong track record of investing and adapting our operations to improve our resource efficiency and reduce our impact on the environment. We believe that modernizing and streamlining our operations reduces our environmental impact and drives efficiency, innovation and ultimately, long-term value-creation for all of our stakeholders.

- In 2021, ADP committed to achieve net zero greenhouse gas emissions across Scopes 1, 2 and 3 by 2050. In 2022, ADP committed to reduce its absolute global Scope 1 & 2 GHG emissions 25.2% by 2025 and 50% by 2030, each from a 2019 base year.

- Our progress and performance against these targets, due in large part to our ongoing real estate optimization strategy as well as technology upgrades, including consolidation and optimization within our data centers, is described in greater detail in our May 2024 Global Corporate Social Responsibility report available on *investors.adp.com* or *sustainability.adp.com*.

Governance

We deliver on our brand promise through a culture that values ethics, compliance and strong governance. Our board of directors is squarely focused on the long-term sustainability of our business. In line with this focus, the nominating/corporate governance committee oversees the company's ESG policies and programs. The committee receives periodic reports and updates from the company's ESG officer, who spearheads our ESG steering and operating committees, and reports back on these matters to the full board. Our ESG operating committee, comprised of enterprise-wide senior leaders at ADP, provides a consolidated view of emerging opportunities and risks in ESG and makes recommendations to the ESG steering committee to capture these opportunities or mitigate potential risks. The focus of our ESG steering committee, which is comprised of members of executive management, is to align on ESG strategy and focus, review and approve recommendations made by the ESG operating committee, and provide guidance on strategic ESG initiatives. Our board members have complete and open access to senior members of management.

We invite you to visit *sustainability.adp.com* to read more about our ESG efforts.

Important Dates for the 2025 Annual Meeting of Stockholders

Please refer to the "Stockholder Proposals and Nominations" section on page 101 of this proxy statement for more information regarding the applicable requirements for submission of stockholder proposals. If a stockholder intends to submit any proposal for inclusion in the company's proxy statement for the company's 2025 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the proposal must be received by the corporate secretary of the company no later than May 22, 2025.

If a stockholder intends to submit director nominees for inclusion in the company's proxy statement pursuant to our proxy access by-laws, the stockholder's notice of nomination must be received by the corporate secretary of the company by no earlier than April 22, 2025 and no later than May 22, 2025.

Separate from the requirements of Rule 14a-8 relating to the inclusion of a stockholder proposal in the company's proxy statement, the company's amended and restated by-laws require that notice of a stockholder nomination for candidates for our board of directors (other than pursuant to our proxy access by-law) or any other business to be considered at the company's 2025 Annual Meeting of Stockholders must be received by the company no earlier than July 9, 2025, and no later than August 8, 2025.

Proxy Statement

The board of directors of Automatic Data Processing, Inc. is soliciting your proxy to vote at the 2024 Annual Meeting of Stockholders to be held on November 6, 2024 at 10:00 a.m. Eastern Standard Time, and at any postponement(s) or adjournment(s) thereof. The 2024 Annual Meeting will be a virtual meeting conducted on the following website: *www.virtualshareholdermeeting.com/ADP2024*

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On September 19, 2024, we commenced the mailing to our stockholders of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report on Form 10-K (which is not a part of the proxy soliciting material). This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources.

Our proxy materials were mailed to those stockholders who have previously asked to receive paper copies. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

The only outstanding class of securities entitled to vote at the meeting is our common stock, par value $0.10 per share. At the close of business on September 9, 2024, the record date for determining stockholders entitled to notice of, to attend, and to vote at the meeting, we had 407,826,158 issued and outstanding shares of common stock (excluding 230,886,284 treasury shares not entitled to vote). Each outstanding share of common stock is entitled to one vote with respect to each matter to be voted on at the meeting.

This proxy statement and our annual report on Form 10-K are also available on our corporate website at *www.adp.com* under "Financial Information" in the "Investors" section.

Questions and Answers About the Annual Meeting and Voting

WHY AM I RECEIVING THESE PROXY MATERIALS?	We are providing these proxy materials to holders of shares of the company's common stock, par value $0.10 per share, in connection with the solicitation of proxies by our board of directors for the forthcoming 2024 Annual Meeting of Stockholders to be held on November 6, 2024 at 10:00 a.m. Eastern Standard Time, and at any postponement(s) or adjournment(s) thereof. The company will bear all expenses in connection with this solicitation.
HOW CAN I PARTICIPATE IN THE MEETING?	The 2024 Annual Meeting will be held in a virtual meeting format. The 2024 Annual Meeting will be conducted via live webcast, beginning promptly at 10:00 a.m. Eastern Standard Time on Wednesday, November 6, 2024.
	Admission to the meeting is restricted to stockholders of record as of September 9, 2024 and/or their designated representatives. The 2024 Annual Meeting can be accessed from the following website: *www.virtualshareholdermeeting.com/ADP2024*
	We recommend that you log in 15 minutes before the start of the 2024 Annual Meeting to ensure sufficient time to complete the check-in procedures.
	To participate in the virtual meeting, you will need the 16-digit control number that is printed in the blue box on your Notice of Internet Availability of Proxy Materials or in the box marked by the arrow on your proxy card (if you received a printed copy of the proxy materials). If your shares are held in the name of a bank, brokerage firm or other nominee, you should follow the instructions provided by them in order to participate in the virtual meeting.
	You will have the same rights and opportunities to participate as you would have at a physical annual meeting. You will be able to participate in the virtual meeting, vote your shares electronically, and submit your questions during the meeting by visiting the website identified above.

Questions and Answers About the Annual Meeting and Voting

WHAT IF I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING?	If you encounter any technical difficulties logging into the website *(www.virtualshareholdermeeting.com/ADP2024)* or during the virtual meeting, there will be a 1-800 number and international number available on the website to assist you. Technical support will be available 15 minutes prior to the start time of the virtual meeting.
HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING?	The representation in person or by proxy of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. Under our amended and restated certificate of incorporation, our amended and restated by-laws and under Delaware law, abstentions and "broker non-votes" are counted as present in determining whether the quorum requirement is satisfied. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.
HOW CAN I VOTE MY SHARES?	The Notice of Internet Availability of Proxy Materials instructs you on how to vote through the Internet.
	If you receive a paper copy of the proxy materials, you may also vote your shares by telephone or by completing, signing, dating and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.
	Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted in accordance with the recommendations of our board of directors as indicated below. If you are a registered stockholder who would ordinarily be delivering your completed proxy card in person at the meeting, please follow the voting instructions that will be available on the website *(www.virtualshareholdermeeting.com/ADP2024)* during the 2024 Annual Meeting.
IF I HOLD SHARES IN STREET NAME, DOES MY BROKER NEED INSTRUCTIONS IN ORDER TO VOTE MY SHARES?	If your shares are held in "street name" (i.e., your shares are held by a bank, brokerage firm or other nominee), you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker.
	If you hold your shares in street name and you do not instruct your bank or broker as to how to vote your shares, your bank or broker may only vote your shares in its discretion on the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025 (Proposal 3), but will not be allowed to vote your shares on any of the other proposals described in this proxy statement, including the election of directors.
	Under applicable Delaware law, a broker non-vote will have no effect on the outcome of any of the other proposals described in this proxy statement because the non-votes are not considered in determining the number of votes necessary for approval.

Questions and Answers About the Annual Meeting and Voting

WHAT MATTERS WILL BE VOTED ON AT THE MEETING, WHAT ARE MY VOTING CHOICES, AND HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

Proposal	Voting Choices	Board Recommendation
Proposal 1: Election of the 12 nominees named in this proxy statement to serve on the company's board of directors	• For • Against • Abstain	FOR election of all 12 director nominees
Proposal 2: Advisory resolution approving the compensation of the company's named executive officers as disclosed in the "Compensation Discussion and Analysis" section on page 41 of this proxy statement and accompanying compensation tables	• For • Against • Abstain	FOR
Proposal 3: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025	• For • Against • Abstain	FOR

So far as the board of directors is aware, only the above matters will be acted upon at the meeting. If any other matters properly come before the meeting, the accompanying proxy may be voted on such other matters in accordance with the best judgment of the person or persons voting the proxy.

HOW MANY VOTES ARE NEEDED TO APPROVE THE PROPOSALS, AND WHAT IS THE EFFECT OF ABSTENTIONS OR BROKER NON-VOTES?

	Proposal	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes
Proposal 1:	Election of directors	Majority of shares represented in person or by proxy and entitled to vote thereon	Treated as vote against	No effect
Proposal 2:	Advisory resolution to approve compensation of named executive officers	Majority of shares represented in person or by proxy and entitled to vote thereon	Treated as vote against	No effect
Proposal 3:	Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025	Majority of shares represented in person or by proxy and entitled to vote thereon	Treated as vote against	N/A - brokers are permitted to vote on this matter

Questions and Answers About the Annual Meeting and Voting

Proposal 1:

The affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to elect a director, provided that if the number of nominees exceeds the number of directors to be elected (a situation that the company does not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy and entitled to vote thereon. Votes may be cast in favor of or against each nominee, or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. If the number of nominees exceeds the number of directors to be elected, votes may be cast in favor of or withheld against each nominee, and abstentions will be excluded entirely and will have no effect on the vote. If your broker holds your shares, your broker is not entitled to vote your shares on this proposal without your instruction, and therefore a broker non-vote will have no effect on the outcome of this proposal.

Proposal 2:

The affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to approve the advisory resolution on executive compensation. Votes may be cast in favor of or against this proposal or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. If your broker holds your shares, your broker is not entitled to vote your shares on this proposal without your instruction, and therefore a broker non-vote will have no effect on the outcome of the advisory resolution. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the compensation and management development committee or the board of directors.

Because we value our stockholders' views, however, the compensation and management development committee and the board of directors will consider carefully the results of this advisory vote when formulating future executive compensation policy.

Proposal 3:

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to ratify the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for fiscal year 2025. Votes may be cast in favor of or against this proposal or a stockholder may abstain from voting. Abstentions will have the effect of a negative vote. Brokers have the authority to vote shares for which their customers did not provide voting instructions on the ratification of the appointment of Deloitte & Touche LLP, so there will be no broker non-votes for this item.

Questions and Answers About the Annual Meeting and Voting

MAY I REVOKE MY PROXY OR CHANGE MY VOTE?	If your shares are registered in your name, you may revoke your proxy and change your vote prior to the completion of voting at the Annual Meeting by: • submitting a valid, later-dated proxy card or a later-dated vote in accordance with the voting instructions on the Notice of Internet Availability of Proxy Materials in a timely manner; or • giving written notice of such revocation to the company's corporate secretary prior to the Annual Meeting or by voting at the Annual Meeting by following the instructions that will be available on the website *(www.virtualshareholdermeeting.com/ADP2024)* during the Annual Meeting If your shares are held in "street name," you should contact your bank or broker and follow its procedures for changing your voting instructions. You also may vote at the Annual Meeting by following the instructions provided by your bank or broker. Only the latest validly executed proxy that you submit will be counted.
IS MY VOTE CONFIDENTIAL?	Proxies and ballots identifying the vote of individual stockholders will be kept confidential from our management and directors, except as necessary to meet legal requirements in cases where stockholders request disclosure or in a contested election.
WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?	The preliminary voting results will be announced at the Annual Meeting. The final voting results, which are tallied by independent tabulators and certified by independent inspectors, will be published in the company's current report on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.
HOW CAN I ASK A QUESTION DURING THE VIRTUAL ANNUAL MEETING?	You will be able to submit a written question during the Annual Meeting by following the instructions that will be available on the Annual Meeting website *(www.virtualshareholdermeeting.com/ADP2024)*. As part of the virtual Annual Meeting, we will hold a question and answer session, during which we intend to answer questions submitted in accordance with our Annual Meeting rules (which will be available on the website) and that are relevant to the company and the meeting matters, as time permits. Questions and answers will be grouped by topic, and substantially similar questions will be grouped and answered once. If time does not permit us to address each question received during the Annual Meeting, the company's answers will be posted to our corporate website at *www.adp.com* in the "Investors" section as soon as possible after the Annual Meeting.

Questions and Answers About the Annual Meeting and Voting

WHO IS PAYING FOR THE PREPARATION AND MAILING OF THE PROXY MATERIALS AND HOW WILL SOLICITATIONS BE MADE?	We are making this solicitation of proxies on behalf of our board of directors and will pay the solicitation costs. Our directors, officers and other employees may, without additional compensation except reimbursement for actual expenses, solicit proxies by mail, in person or by telecommunication. In addition, we have retained Innisfree M&A Incorporated at a fee estimated to be approximately $25,000, plus reasonable out-of-pocket expenses, to assist in the solicitation of proxies. We will reimburse brokers, fiduciaries, custodians, and other nominees for out-of-pocket expenses incurred in sending our proxy materials to, and obtaining instructions relating to such materials from, beneficial owners. If you have any questions about giving your proxy or require assistance, please contact our proxy solicitor at: **INNISFREE M&A INCORPORATED** 501 Madison Avenue, 20th Floor New York, NY 10022 Stockholders call toll-free: (877) 825-8777 Banks and brokers call collect: (212) 750-5833
WHAT IS "HOUSEHOLDING?"	To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock but share the same address, we have adopted a procedure known as "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions. If you are a registered stockholder and choose to have separate copies of our Notice of Internet Availability of Proxy Materials, proxy statement and annual report on Form 10-K mailed to you, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York, 11717 or by calling 1-866-540-7095 and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your accounts from this service, your accounts will continue to be "householded" until we notify you otherwise. If you own our common stock in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker. You can also contact Broadridge Financial Solutions, Inc. at 1-866-540-7095 if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

Proposal 1
Election of Directors

The board of directors has nominated the following individuals for election as directors. Properly executed proxies will be voted as marked. Executed but unmarked proxies will be voted in favor of electing each of the below director nominees to serve on the board of directors until the 2025 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

Name	Age	Served as a Director Continuously Since	Principal Occupation
Peter Bisson	67	2015	Retired Director and Global Leader of the High-Tech Practice at McKinsey & Company
Maria Black	50	2023	President and Chief Executive Officer of Automatic Data Processing, Inc.
David V. Goeckeler	62	2022	Chief Executive Officer of Western Digital Corporation
Linnie M. Haynesworth	67	2020	Retired Sector Vice President and General Manager, Northrop Grumman Corporation
John P. Jones	73	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.
Francine S. Katsoudas	54	2019	Executive Vice President and Chief People, Policy & Purpose Officer of Cisco Systems, Inc.
Nazzic S. Keene	63	2020	Former Chief Executive Officer of Science Applications International Corporation
Thomas J. Lynch (Non-Executive Chair)	69	2018	Former Chairman and Chief Executive Officer of TE Connectivity Ltd.
Scott F. Powers	65	2018	Former President and Chief Executive Officer of State Street Global Advisors
William J. Ready	44	2016	Chief Executive Officer of Pinterest, Inc.
Carlos A. Rodriguez	60	2011	Former Executive Chair and Chief Executive Officer of Automatic Data Processing, Inc.
Sandra S. Wijnberg	68	2016	Former Executive Advisor, Partner and Chief Administrative Officer of Aquiline Holdings

Director Nominee Highlights

10 of our 12 director nominees are **independent**

Average tenure of independent director nominees is **7.6 years**

42%
5 of our 12 director nominees are women

25%
3 of our 12 director nominees are racially or ethnically diverse

    2 Hispanic/Latino director nominees
    1 Black director nominee

Proposal 1

ADP BOARD OF DIRECTORS' SKILLS & EXPERIENCE

The board of directors possesses an appropriate mix of skills, experience and leadership designed to drive board performance and properly oversee the interests of the company, including our strategy of long-term sustainable stockholder value creation. Currently, the board of directors is interested in maintaining a mix of skills and experience that include the following:

Capital Markets experience, such as mergers and acquisitions and capital market activities involving the issuance of public company debt and/or equity.

Industry Knowledge in Human Capital Management (HCM) and Human Resources Outsourcing (HRO), including experience in managing or supervising human capital management and human resources outsourcing services.

Cybersecurity experience in the IT, enterprise risk management and legal contexts. Understanding and familiarity with application of management frameworks, such as the NIST Cybersecurity Framework, to the operating requirements of the business.

International experience in managing or supervising a business with global operations, particularly in countries outside the U.S. where ADP does business or would like to do business. Familiarity with compliance issues facing companies with global operations.

Enterprise Risk Management (ERM) experience in managing/supervising systems or processes for identifying, assessing and mitigating the total risk of a global business enterprise.

Other Public Board experience, including current or recent membership on one or more large-cap public company boards.

Environmental, Social and Governance (ESG) experience with environmental stewardship and social matters, including corporate social responsibility initiatives and philanthropy, as well as associated risks and opportunities, in order to drive sustained value creation within a responsible operating framework for our stakeholders.

Product Marketing/Management experience managing or supervising business to business product marketing, and/or product design and product management, in particular, relating to the software industry or the financial, IT or outsourcing services industry.

Financial Expertise, including senior financial leadership experience at a large global public company or financial institution.

Public Company CEO experience at a large global public company.

General Operations experience, including managing/supervising operations and business process improvement activities. Familiarity with development, implementation and reporting of service excellence, quality standards, operational performance metrics and targets.

Strategic Planning/Business Development experience, including managing/supervising the strategic planning process for a global business and the associated development and implementation of specific growth opportunities.

Government and Regulatory experience in dealing directly with regulatory agencies and government officials and experience in overseeing compliance issues pertaining to the management of business activities in a regulated environment.

Technology experience, including with respect to cloud computing, software development, artificial intelligence, technology architecture and digital transformation, through the development and evolution of technology platforms to provide clients digital choices, solutions and functionality, end to end.

Human Resources (HR)/Compensation experience as head of HR or direct supervision of an HR leader at a global or public company. Experience in talent acquisition and management, training and development, research/analytics, and employee engagement.

Transformation experience in overseeing and executing enterprise-wide transformational, cost management, cost-reduction and/or restructuring initiatives, including managing large-scale/global business process innovation efforts.

Proposal 1

	Peter Bisson	Maria Black	David V. Goeckeler	Linnie M. Haynesworth	John P. Jones	Francine S. Katsoudas	Nazzic S. Keene	Thomas J. Lynch	Scott F. Powers	William J. Ready	Carlos A. Rodriguez	Sandra Wijnberg
Skills												
Cybersecurity			■	■			■			■		
Capital Markets			■		■		■	■	■	■	■	■
ERM	■		■	■	■	■	■	■			■	■
ESG	■	■	■		■	■	■		■	■	■	
Financial	■				■			■			■	■
General Ops	■	■	■	■	■	■	■	■	■	■	■	
Government & Regulatory		■	■	■		■	■		■	■	■	■
HR/Comp		■	■		■	■	■		■		■	
Industry - HCM & HRO		■				■				■	■	■
International	■	■	■	■	■	■	■	■	■	■	■	■
Other Public Board	■	■	■	■	■		■	■	■	■	■	■
Product Marketing/ Management	■	■	■	■			■	■	■	■		
Public Company CEO		■	■		■		■	■		■	■	
Strategic Planning/ Business Development	■	■	■	■	■	■	■	■	■	■	■	■
Technology	■		■	■		■	■	■		■		
Transformation		■	■	■	■	■	■	■	■	■	■	
Racial/Ethnic Demographics												
African American or Black				■								
Alaskan Native or Native American												
Asian												
Hispanic or Latinx						■					■	
Native Hawaiian or Pacific Islander												
White	■	■	■		■	■	■	■	■	■		■
Gender Demographics												
Male	■		■		■		■	■	■	■		
Female		■		■		■	■					■

Proposal 1

As discussed in further detail below, our nominating/corporate governance committee evaluates these desired attributes on an ongoing basis and adds new skills and qualifications as the company's strategy and needs evolve.

In addition, as required by Nasdaq, please see below detailed information regarding board diversity. To see our board diversity as of September 21, 2023, please see the proxy statement filed with the SEC on September 21, 2023.

Board Diversity Matrix (as of September 19, 2024)				
Total Number of Directors:	12			
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	5	7	0	0
Part II: Demographic Background:				
African American or Black	1	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	1	1	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	4	6	0	0
Two or More Races or Ethnicities	1	0	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background:	0			

Proposal 1

Below are summaries of the principal occupations, business experience, background, and key skills and qualifications of the nominees. The key skills and qualifications are not intended to be an exhaustive list of each nominee's skills or contributions to the board, but rather the specific skills and qualifications that led to the conclusion that the person should serve as a director for the company.

Peter Bisson



Director since: 2015

Age: 67

Independent

Committees:

▶ CDTAC, Chair
▶ Audit

Retired Director and Global Leader of the High-Tech Practice at McKinsey & Company

Mr. Bisson was a director and the global leader of the High-Tech Practice at McKinsey & Company prior to his retirement in June 2016. Mr. Bisson also held a number of other leadership positions at McKinsey & Company, including chair of its knowledge committee, which guides the firm's knowledge investment and communication strategies, member of the firm's shareholders committee, and leader of the firm's strategy and telecommunications practices. In more than 30 years at McKinsey & Company, he advised a variety of multinational public companies, including ADP, in the technology-based products and services industry. For many years, Mr. Bisson also served on the board of the Nature Conservancy of NY, an environmental group, serving as the co-chair in his final two years. Presently, he is a special advisor to Brighton Park Capital and a director of Gartner Inc.

Key Skills & Qualifications

Mr. Bisson's experience includes advising clients on corporate strategy and M&A, design and execution of performance improvement programs, marketing and technology development. Mr. Bisson's broad experience in the technology industry is a valuable asset to our board of directors and contributes to the oversight of the company's strategic direction and digital transformation, including our AI-enabled product portfolio.

Maria Black



Director since: 2023

Age: 50

Management

President and Chief Executive Officer of Automatic Data Processing, Inc.

Ms. Black is the president and chief executive officer of the company. Before she was appointed to her current position in January 2023, she served as president of the company since January 2022. Prior to that, she was president, Worldwide Sales and Marketing of ADP since February 2020 and served as president, Small Business Solutions and Human Resources Outsourcing from January 2017 to February 2020, as president, ADP TotalSource from July 2014 to December 2016, as general manager, ADP United Kingdom from April 2013 to June 2014, and as general manager, Employer Services – TotalSource Western Central Region from January 2008 to March 2013. Ms. Black joined ADP in 1996. Ms. Black is a director of Delta Air Lines, Inc.

Key Skills & Qualifications

Throughout her career at ADP, Ms. Black has served in key roles across ADP in sales, service, product implementation and operations, including our PEO and Employer Services businesses. Having overseen all aspects of sales, marketing and business operations gives her a powerful perspective and understanding of ADP's products, innovation strategy and growth opportunities. She brings this deep perspective and understanding of HCM, together with her unwavering focus on modernization, operational excellence and client centricity, to our board of directors.

David V. Goeckeler



Director since: 2022

Age: 62

Independent

Committees:

▶ CDTAC
▶ CMDC

Chief Executive Officer of Western Digital Corporation

Mr. Goeckeler has been chief executive officer and a member of the board of directors of Western Digital since March 2020. Prior to his current role, he served as executive vice president and general manager of the networking and security business of Cisco Systems, Inc., from July 2017 to March 2020. From May 2016 to July 2017, Mr. Goeckeler served as senior vice president and general manager for Cisco's networking and security business group, and served as senior vice president and general manager for its security business from 2014 to 2016.

Key Skills & Qualifications

Mr. Goeckeler is a transformational technology veteran with an extensive background leading large-scale development operations that deliver disruptive innovation across critical infrastructure segments. His strategic thought-leadership and deep domain expertise in cloud computing infrastructure, modern software development and business models, cybersecurity and data protection, combined with experience in AI infrastructure, are incredibly valuable to the board as ADP continues to drive innovation across its HCM technology portfolio and accelerates its digital transformation.

Linnie M. Haynesworth



Director since: 2020

Age: 67

Independent

Committees:

▶ Audit
▶ CDTAC

Retired Sector Vice President and General Manager, Northrop Grumman Corporation

Ms. Haynesworth retired in 2019 as the sector vice president and general manager of the Cyber and Intelligence Mission Solutions Division for Northrop Grumman Corporation's ("NGC") Mission Systems Sector after assuming this role in 2016. She previously served as sector vice president and general manager of the Intelligence, Surveillance and Reconnaissance Division within the former Information Systems sector of NGC, and also led NGC's Federal and Defense Technologies Division. Before joining Information Systems at NGC, she was vice president for aerospace products with the NGC Aerospace Systems sector and served as program manager for its Defense Weather Satellite System. She began her career at NGC in 1979 and also held other leadership roles in business development, engineering, supply chain and program positions of increasing responsibility in multiple areas of the company. Ms. Haynesworth is a member of the Defense Business Board and is currently a director of Eastman Chemical Company, Micron Technology, Inc. and Truist Financial Corporation.

Key Skills & Qualifications

Ms. Haynesworth brings a proven track record of achievement and extensive expertise in technology integration, cybersecurity, enterprise strategy, risk management and large complex system development, delivery and deployment. With 40 years in the industry, her insight and breadth of experience are invaluable contributions to ADP, given the integral nature of technology and security to our products, business processes and infrastructure.

Proposal 1

John P. Jones



Director since: 2005

Age: 73

Committees:

▶ CMDC

▶ Nominating/
Corporate
Governance

Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.

Mr. Jones is the retired chairman of the board, chief executive officer, and president of Air Products and Chemicals, Inc., an industrial gas and related industrial process equipment business. Mr. Jones served as chairman of Air Products and Chemicals, Inc. from October 2007 until April 2008, as chairman and chief executive officer from September 2006 until October 2007, and as chairman, president, and chief executive officer from December 2000 through September 2006. He also served as a director of Sunoco, Inc. from 2006 to 2012.

Key Skills & Qualifications

With a track record of achievement and sound business judgment demonstrated during his thirty-six year tenure at Air Products and Chemicals, Inc., including as CEO, Mr. Jones understands how to operate effectively within highly regulated and complex frameworks and brings to the board of directors extensive experience in issues facing public companies and multinational businesses, including organizational management, strategic planning, and risk management matters, combined with proven business and financial acumen.

Francine S. Katsoudas



Director since: 2019

Age: 54

Independent

Committees:

▶ CMDC

▶ Nominating/
Corporate
Governance

Executive Vice President and Chief People, Policy & Purpose Officer of Cisco Systems, Inc.

Ms. Katsoudas has been the executive vice president and chief people, policy & purpose officer of Cisco Systems, Inc. since March 2021, and prior to that, the chief people officer since 2015. Prior to these roles, she served in various positions of increasing responsibility at Cisco, since joining the company in 1996. Prior to Cisco, Ms. Katsoudas worked in both the financial and professional services industries with a focus on customer service and operations.

Key Skills & Qualifications

As an innovative human resources leader with a 'voice of the customer' mindset in organizational talent and strategy, Ms. Katsoudas brings valuable perspective and insight to the board of directors and contributes to the oversight of the company's strategy and ongoing transformation to drive solutions in a rapidly evolving, dynamic HCM market.

Proposal 1

Nazzic S. Keene



Director since: 2020

Age: 63

Independent

Committees:

▶ Audit
▶ Nominating/
  Corporate
  Governance, Chair

Former Chief Executive Officer of Science Applications International Corporation (SAIC)

Ms. Keene served as the chief executive officer of SAIC and member of its board between August 2019 and October 2023. Prior to that, she served as chief operating officer since 2017, as president, Global Markets and Missions, from 2013 to 2017, and as senior vice president, Corporate Strategy and Planning from 2012 to 2013. Prior to joining SAIC, Ms. Keene was the senior vice president and general manager for U.S. enterprise markets at CGI and led that company's U.S. expansion. Ms. Keene is a director of ITT Inc.

Key Skills & Qualifications

As a well-respected industry leader with three decades of experience in information systems and technology services, as well as more than 20 years in executive management, Ms. Keene's strategic leadership in technology-driven solutions, digital transformation, including AI technology, and cybersecurity expertise is instrumental to the board and the shaping of ADP's vision for its HCM technology portfolio.

Thomas J. Lynch



Director since: 2018

Age: 69

Independent

Non-Executive Chair

Former Chairman and Chief Executive Officer of TE Connectivity Ltd.

Mr. Lynch retired as the chairman of the board of directors of TE Connectivity Ltd., a leading global technology and manufacturing company, in March 2024. He served as the chief executive officer of TE Connectivity Ltd. from January 2006 to March 2017 and served as a member of the company's board of directors since 2007, and as chairman since January 2013. Before becoming CEO of TE Connectivity Ltd., Mr. Lynch was president of Tyco Engineered Products and Services since joining Tyco International in September 2004. Prior to that, he held various positions at Motorola, including executive vice president of Motorola and president and chief executive officer of Motorola's Personal Communications sector, from August 2002 to September 2004. Mr. Lynch is currently a director of Cummins Inc. He previously served on the board of Thermo Fisher Scientific Inc. from 2009 until May 2022.

Key Skills & Qualifications

Mr. Lynch possesses extensive executive leadership experience as a former CEO and chairman of a large-cap public company. In addition to his broad managerial experience, he is a seasoned leader with a deep operational background and technology expertise. This breadth of experience enriches his contributions to the board, particularly with respect to transformation, innovation, strategic planning and compensation matters.

Scott F. Powers



Director since: 2018

Age: 65

Independent

Committees:

▶ CMDC, Chair
▶ Nominating/
   Corporate
   Governance

Former President and Chief Executive Officer of State Street Global Advisors

Mr. Powers was the president and chief executive officer of State Street Global Advisors, from 2008 until his retirement in 2015. Before joining State Street, Mr. Powers was the president and chief executive officer of Old Mutual Asset Management, the U.S.-based global asset management business of Old Mutual plc, from 2001 to 2008. He also held executive roles at Mellon Institutional Asset Management and Boston Company Asset Management. Mr. Powers is currently a director of PulteGroup, Inc. and board chair of Sun Life Financial Inc. He was previously a member of the board of directors of Whole Foods Market, Inc. in 2017.

Key Skills & Qualifications

With over three decades of experience leading and advising firms in the investment management industry, Mr. Powers has extensive global operational and business expertise. In addition, as the former CEO of State Street Global Advisors, his background in overseeing and guiding ESG-related engagement with invested companies is a tremendous asset to ADP. The valuable blend of these critical skills and his investor mindset support the board in its oversight of the company's strategic direction, growth and transformation.

William J. Ready



Director since: 2016

Age: 44

Independent

Committees:

▶ Audit
▶ CDTAC

Chief Executive Officer of Pinterest, Inc.

Mr. Ready is the chief executive officer and a member of the board of directors of Pinterest, Inc. since June 2022. Prior to that, Mr. Ready was the president of commerce, payments & next billion users at Google from January 2020 until June 2022. Previously, Mr. Ready was PayPal's executive vice president and chief operating officer from October 2016 through July 2019. Prior to that, he was PayPal's senior vice president, global head of product and engineering since January 2015. Since August 2011, he had been the chief executive officer of Braintree, a mobile and web payment systems company acquired by PayPal in 2013. He continued to lead Braintree in his capacity as chief operating officer of PayPal. Prior to Braintree, Mr. Ready was executive in residence at Accel Partners, a leading Silicon Valley venture capital and growth equity firm. A veteran of the payments industry, Mr. Ready also served as president of iPay Technologies from 2008 to 2011. He also worked as a strategy consultant for McKinsey & Company, where he advised leading financial technology companies. Mr. Ready is a special advisor to Brighton Park Capital, a senior advisor and limited partner of Silversmith Capital Partners, and a director of Williams-Sonoma and Venminder, a private company.

Key Skills & Qualifications

Mr. Ready possesses strong expertise in the technology-based products and services industry, which is a valuable asset to our board of directors and contributes to the oversight of the company's strategic direction and growth. He also brings to our board of directors deep operational experience and knowledge of the technology industry's consumer, payments and money movement spaces, as well as AI experience and cybersecurity expertise.

Proposal 1

Carlos A. Rodriguez



Director since: 2011

Age: 60

Non-Management

Former Executive Chair and Chief Executive Officer of Automatic Data Processing, Inc.

Mr. Rodriguez is the former executive chair of the board of directors of the company, serving from January 2023 to January 2024. Before he was executive chair, he served as chief executive officer of the company from November 2011 until December 2022. He has been a member of the board since November 2011. Mr. Rodriguez served as president and chief operating officer of the company before he was appointed chief executive officer in November 2011 and as president through 2021. Having started his career at the company in 1999, Mr. Rodriguez previously served as president of several key businesses, including National Accounts Services, Employer Services International, Small Business Solutions, and Professional Employer Organization, giving him deep institutional knowledge across the company's business. Mr. Rodriguez is currently a director of Microsoft Corporation.

Key Skills & Qualifications

In addition to broad managerial, operational and strategic planning expertise, Mr. Rodriguez is a recognized leader in the HCM industry and brings a wealth of business acumen and leadership experience to our board of directors, including a deep knowledge of HCM and unique understanding of our business, coupled with a proven track record of integrity, achievement and strategic vision.

Sandra S. Wijnberg



Director since: 2016

Age: 68

Independent

Committees:

▶ Audit, Chair
▶ Nominating/ Corporate Governance

Former Executive Advisor, Partner and Chief Administrative Officer of Aquiline Holdings

Ms. Wijnberg was an executive advisor of Aquiline Holdings, a registered investment advisory firm, from 2015 to 2019, and prior to that, a partner and the chief administrative officer of Aquiline Holdings from 2007 to 2014. From 2014 to 2015, Ms. Wijnberg left Aquiline Holdings to work in Jerusalem at the behest of the U.S. State Department as the deputy head of mission, Office of the Quartet. Prior to joining Aquiline Holdings, she was the senior vice president and chief financial officer of Marsh & McLennan Companies, Inc., from January 2000 to April 2006, and before that, the treasurer and interim chief financial officer of YUM! Brands, Inc. She is a director of Cognizant Technology Solutions Corporation and T. Rowe Price Group, Inc. and the lead director of Hippo Holdings Inc.

Key Skills & Qualifications

Ms. Wijnberg is a seasoned business leader with strong financial acumen and significant corporate finance, accounting, strategic planning, insurance and risk management expertise. Her international experience also provides a valuable global perspective to our board of directors.

Proposal 1

It is expected that all nominees proposed by our board of directors will be able to serve on the board if elected. However, if before the election one or more nominees is unable to serve or for good cause will not serve (a situation that we do not anticipate), the proxy holders will vote the proxies for the remaining nominees and for substitute nominees chosen by the board of directors (unless the board reduces the number of directors to be elected).

If any substitute nominees are designated, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominees required by the rules of the SEC.

Stockholder Approval Required

At the 2024 Annual Meeting of Stockholders, directors will be elected by the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors will be elected by the vote of a plurality of the shares represented in person or by proxy and entitled to vote thereon.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE <u>FOR</u> THE ELECTION OF EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS.**

Corporate Governance

The board of directors' categorical standards of director independence are consistent with Nasdaq listing standards and are available in the company's corporate governance principles on our corporate website at *www.adp.com*. To access these documents, click on "Investors," then "Corporate Governance," and then "Governance Documents." The board of directors has determined that Mses. Haynesworth, Katsoudas, Keene and Wijnberg and Messrs. Bisson, Goeckeler, Jones, Lynch, Powers and Ready meet these standards and are independent for purposes of the Nasdaq listing standards. All current members of the audit, compensation and management development, nominating/corporate governance, and corporate development and technology advisory committees are independent.

In the ordinary course of business, the company has business relationships with certain companies in which ADP directors also serve as executive officers or on the board of directors, including for example, hardware, software, HCM and other technology services. Based on the standards described above, the board of directors has determined that none of these transactions or relationships, nor the associated amounts paid to the parties, was material or would impede the exercise of independent judgment.

It is our policy that our directors attend the Annual Meetings of Stockholders. All of our directors then in office attended our 2023 Annual Meeting of Stockholders.

During fiscal year 2024, our board of directors held eight (8) meetings. At various points throughout the fiscal year, our board meetings consist of two-day sessions so that our board has ample opportunity to evaluate and discuss our strategy, product portfolio and talent.

All of our incumbent directors attended at least 75%, in the aggregate, of the meetings of the board of directors and the committees of which they were members during the periods that they served on our board of directors during fiscal year 2024.

Executive sessions of the independent, non-management directors are held during each meeting of the committees and the board of directors. Mr. Lynch, our non-executive chair, presides at each executive session of the board of directors.



10 OF OUR 12 DIRECTOR NOMINEES ARE INDEPENDENT

17%

83%

■ Independent (10 Directors)   ■ Current and Former Management (2 Directors)

Board Leadership Structure

Our corporate governance principles do not require the separation of the roles of board chair and chief executive officer because the board believes that effective board leadership can depend on the skills and experience of, and personal interaction between, people in leadership roles. Through January 31, 2024, our board of directors was led by Mr. Rodriguez, as executive chair, and Mr. Jones, as lead independent director. Effective January 31, 2024, ADP appointed Mr. Lynch as the independent, non-executive chair of the board of directors. Ms. Black, our chief executive officer, serves as a member of the board of directors. The board of directors believes the current leadership structure is in the best interests of the company's stockholders at this time. Separating these positions allows our chief executive officer to focus on developing and implementing the company's business plans and supervising

the company's day-to-day business operations, and allows our non-executive chair to lead the board of directors in its oversight, advisory, and risk management roles. The non-executive chair is responsible for the management, development, and the effective performance of the board, and provides leadership to the board for all aspects of the board's work, as well as engaging with major stockholders, if requested.

Corporate Governance

Board Composition and Director Succession Planning

The board takes a thoughtful approach to its composition to ensure alignment with the company's evolving corporate strategy. We believe our board composition strikes a balanced approach to director tenure and allows the board to benefit from a mix of newer directors who bring fresh perspectives and seasoned directors who bring continuity and a deep understanding of our complex business. We refresh our board and assess our board succession plans regularly with this balance of tenure and experience in mind. Four of our ten independent director nominees have a tenure of five years or less. As of our 2024 Annual Meeting, the average age of our twelve director nominees will be 62 years and the average tenure of our ten independent director nominees will be 7.6 years.



AVERAGE TENURE OF 7.6 YEARS
(INDEPENDENT DIRECTOR NOMINEES)

- 30% — <5 Years
- 60% — 5-10 Years
- 10% — >10 Years

Our director succession planning is conducted in the context of a skillset review designed to focus on key areas of skills and experience deemed to be most helpful to driving board performance. Our nominating/corporate governance committee evaluates these desired attributes on an ongoing basis and adds new skills and qualifications as necessary in light of the company's changing strategy and needs.

Individual director evaluations are also conducted by the nominating/corporate governance committee on an annual basis, in close coordination with our non-executive chair.

The form of assessment used to facilitate this review is refreshed each year to ensure relevance and covers a broad array of topics relevant to individual performance such as knowledge, expertise, commitment, preparation, integrity and judgment. This process facilitates director succession planning as it helps identify opportunities to enhance individual performance and any relevant feedback is communicated to the individual director.

In addition to individual evaluations, the nominating/corporate governance committee, working with our non-executive chair, conducts a thorough evaluation at the board and committee levels to ensure the effectiveness of the directors and their ability to work as a team in the long-term interest of the company. This assessment is conducted through a questionnaire process, which is also refreshed each year, and designed to elicit feedback with respect to areas such as board/committee structure, governance, communication, culture, risk and strategy. Responses are shared and discussed with the nominating/corporate governance committee. The committee then shares the output of this process with the full board along with a series of recommendations that are subsequently implemented to improve board and committee performance, practices and procedures.

The company also has a director retirement policy in place to promote thoughtful board refreshment, as set forth in further detail under "Retirement Policy" on page 21 of this proxy statement.

Director Nomination Process

Our nominating process ensures our board consists of a well-qualified and diverse group of leaders who bring an important mix of boardroom and operating experience. When the board of directors decides to recruit a new member, or when the board of directors considers any director candidates submitted for consideration by our

stockholders, it seeks strong candidates who, ideally, meet all of its categorical standards of director independence, and who complement our identified board skillset needs. Additionally, candidates should possess the following personal characteristics: (i) business community respect for his or her integrity, ethics, principles, insights and analytical ability; and (ii) ability and initiative to frame insightful questions, speak out and challenge questionable assumptions and disagree without being disagreeable.

The nominating/corporate governance committee will not consider candidates who lack the foregoing personal characteristics.

To ensure that our board is composed of directors with sufficiently diverse and independent perspectives, our nominating/corporate governance committee considers a wide range of other factors in determining the composition of our board of directors, including diversity of thought, individual qualities such as professional experience,

skills, education and training, and a range of types of diversity, including race, gender, ethnicity, age, culture and geography.

The nominating/corporate governance committee retains a third-party search firm from time to time to identify and evaluate, as appropriate, potential nominees to the board.

Nominations of candidates for our board of directors by our stockholders for consideration at our 2025 Annual Meeting of Stockholders are subject to the deadlines and other requirements described under "Stockholder Proposals and Nominations" on page 101 of this proxy statement.

Director Orientation and Continuing Education

Our orientation program is structured to acquaint our new directors with our business, strategy, product portfolio, industry and competitive considerations, organizational talent, and capital structure, as well as the legal and ethical responsibilities of our board. Key members of our management team spearhead the program through a series of one-on-one sessions with each new director, with each session concentrated on a specific area of focus. As there are multiple sessions of this nature, we strive to stagger

and prioritize these meetings accordingly, tailored to our directors' profiles and committee assignments, among other things.

Our program is time intensive but we believe the program is instrumental in driving board performance. In addition to our orientation program, we encourage continuing education for our directors, including through external opportunities, and we assist in finding appropriate courses and fully reimbursing for such programs.

Director Overboarding Policy and Time Commitments

Our overboarding policy, which is reviewed on an annual basis, states that subject to such exceptions on a case by case basis as the board shall determine, no non-executive director can serve on more than 4 public boards (including ADP) and, in the case of a director who is an executive officer of ADP or other company, no more than 2 public boards (including ADP). Our corporate governance principles further state that directors should plan to make a significant time commitment to the company and that the board's assessment of individuals for new or continued service on the board includes this consideration, among other things.

Effective June 29, 2022, Mr. Ready became chief executive officer of Pinterest, Inc. and a member of Pinterest's board of directors. In addition to ADP, Mr. Ready also serves on

the board of Williams-Sonoma. ADP and our board have continued to speak in depth with Mr. Ready to better understand his ongoing commitments.

As we discussed in our 2023 proxy statement, prior to Mr. Ready's nomination to our board in 2023, our board evaluated Mr. Ready's many contributions, including his attendance and participation in all board and applicable committee meetings. Specifically, the board considered his deep and distinctive operational experience and knowledge of the technology industry's consumer, payments and money movement spaces, experience in founding, leading and scaling innovative startups, as well as AI experience and cybersecurity expertise. The board further considered the number of board objectives for which Mr. Ready provides great insight and value in all of the foregoing respects and the benefit to the board of his continued service. In connection with Mr. Ready's renomination in 2024, the board again reviewed these factors. Further, as the board believed in 2023 and has observed in 2024, Mr. Ready's chief executive officer role, with its high degree of responsibility and leadership in a company, has contributed to and informed his work and service on the ADP board. Mr. Ready attended all board and applicable committee meetings in 2024 and his level of engagement with, and his ability to fulfill his obligations to, our board continues to be in the best interests of ADP and its stockholders.

Given the foregoing, our board concluded that Mr. Ready is an invaluable member of our board who will be able to effectively balance his time commitments and has recommended that Mr. Ready continue to serve on ADP's board in excess of the limitation discussed in this section.

The board understands the importance of evaluating the contributions of each of its members and will continue to engage in an in-depth review of each member's contributions on at least an annual basis before their renomination to the board.

Retirement Policy

Our director retirement policy provides that, subject to such exceptions on a case by case basis as the board of directors shall determine, no person will be nominated by the board of directors to serve as a director following the date the director turns 75.

Management directors who are no longer officers of the company shall offer to resign from the board of directors.

Committees of the Board of Directors

During fiscal year 2024, our board of directors held eight (8) meetings. At various points throughout the fiscal year, our board meetings consist of two-day sessions so that our board has ample opportunity to evaluate and discuss our strategy, product portfolio and talent.

The table below provides the current membership and meeting information for each of the committees of the board of directors.

Name	Audit	Compensation & Management Development (CMDC)	Nominating/ Corporate Governance (NCGC)	Corporate Development & Technology Advisory (CDTAC)
Peter Bisson	✓			**Chair**
David V. Goeckeler		✓		✓
Linnie M. Haynesworth	✓			✓
John P. Jones		✓	✓	
Francine S. Katsoudas		✓	✓	
Nazzic S. Keene	✓		**Chair**	
Thomas J. Lynch				
Scott F. Powers		**Chair**	✓	
William J. Ready	✓			✓
Sandra S. Wijnberg	**Chair, 🖩**		✓	
Number of meetings held in fiscal year 2024	7	4	3	4

🖩 – Financial expert member of audit committee

Corporate Governance

Audit Committee



Sandra S. Wijnberg
Committee Chair

Other committee members:
Peter Bisson
Linnie M. Haynesworth
Nazzic S. Keene
William J. Ready

▶ All members are independent and financially literate under Nasdaq listing standards

The audit committee's principal functions are to assist the board of directors in fulfilling its oversight responsibilities with respect to:

- our systems of internal controls regarding finance, accounting, legal compliance, and ethical behavior;

- our auditing, accounting and financial reporting processes generally;

- our financial statements and other financial information that we provide to our stockholders, the public and others;

- our compliance with legal and regulatory requirements;

- the appointment, compensation, retention and performance of our independent auditors and the selection of the lead audit partner; and

- the performance of our corporate audit department.

The audit committee acts under a written charter, which is available online on our corporate website at *www.adp.com*. To access this document, click on "Investors," then "Corporate Governance," and then "Governance Documents." A further description of the role of the audit committee is set forth on page 97 under "Audit Committee Report."

Nominating/Corporate Governance Committee



Nazzic S. Keene
Committee Chair

Other committee members:
John P. Jones
Francine S. Katsoudas
Scott F. Powers
Sandra S. Wijnberg

▶ All members are independent under Nasdaq listing standards

The principal functions of the nominating/corporate governance committee are to:

- identify individuals qualified to become members of the board of directors and recommend a slate of nominees to the board of directors annually;

- ensure that the audit, compensation and management development, and nominating/corporate governance committees of the board of directors have the benefit of qualified and experienced independent directors;

- review and reassess annually the adequacy of the board of directors' corporate governance principles and recommend changes as appropriate;

- oversee the evaluation of the board of directors and committees; and

- review our policies and programs that relate to matters of corporate citizenship, environmental stewardship and social matters, corporate social responsibility initiatives, and philanthropic and political activities.

The nominating/corporate governance committee acts under a written charter, which is available online on our corporate website at *www.adp.com*. To access this document, click on "Investors," then "Corporate Governance," and then "Governance Documents."

Compensation and Management Development Committee



Scott F. Powers
Committee Chair

Other committee members:
David V. Goeckeler
John P. Jones
Francine S. Katsoudas

▶ All members are independent under Nasdaq listing standards

The compensation and management development committee sets and administers our executive compensation programs. See "Compensation Discussion and Analysis" on page 41 of this proxy statement.

The compensation and management development committee is authorized to engage the services of outside advisors, experts and others to assist the committee. For fiscal year 2024, the compensation and management development committee sought advice from FW Cook, an independent compensation consulting firm specializing in executive and director compensation. For further information about FW Cook's services to the compensation and management development committee, see "Compensation Consultant" on page 51 of this proxy statement.

The compensation and management development committee acts under a written charter, which is available online on our corporate website at *www.adp.com*. To access this document, click on "Investors," then "Corporate Governance," and then "Governance Documents." Each member of the compensation and management development committee is a "Non-Employee Director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The compensation and management development committee may form and delegate authority to subcommittees when appropriate, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements of Nasdaq.

Corporate Development and Technology Advisory Committee



Peter Bisson
Committee Chair

Other committee members:
David V. Goeckeler
Linnie M. Haynesworth
William J. Ready

The corporate development and technology advisory committee's principal functions are to act in an advisory capacity to the board and management concerning potential acquisitions, strategic investments, divestitures and matters of technology and innovation.

The corporate development and technology advisory committee acts under a written charter, which is available online on our corporate website at *www.adp.com*. To access this document, click on "Investors," then "Corporate Governance," and then "Governance Documents."

The Board's Role in Risk Oversight

Our board of directors provides oversight with respect to the company's enterprise risk assessment and risk management activities, which are designed to identify, prioritize, assess, monitor and mitigate the various risks confronting the company, including risks that are related to the achievement of the company's operational and financial strategy. As set forth in more detail below, the board of directors performs this oversight function periodically as part of its meetings and also through its audit, compensation and management development, and nominating/corporate governance committees, each of which examines various components of risk as part of its assigned responsibilities. In addition, our corporate development and technology advisory committee advises the board with respect to certain risks assigned to oversight of the full board, principally around technology and innovation, strategic investments, acquisitions and divestitures.

Our committees report back on risk oversight matters directly to the board of directors on a regular basis. Management is responsible for implementing and supervising day-to-day risk management processes and reporting to the board of directors and its committees as necessary.


Strategic
1
Acquisition Integration
Competitive
Environmental,
Social and Governance
Innovation
Partnership & Alliances
Sovereign & Political
Strategic Initiatives
Operational
2
Business Disruption
Client Assurance
Change Impact
Client Management
Operational Fraud
Operational Performance
Operational Security
Talent Management
Third Party
Transaction Process
Digital & Technology
3
Artificial Intelligence
Cybersecurity
Data Management
Product Technology
Financial
4
External Economic
Financial Operational
(including Global
Money Movement)
Financial Reporting
Legal & Compliance
5
Corporate Compliance
(incl. Corp. Governance)
Labor & Employment
Operational Compliance
Privacy
Always Designing for People™

Compensation and Management Development Committee

- **2** Operational (Talent Management)

Audit Committee

- **2** Operational
- **3** Digital & Technology
- **4** Financial
- **5** Legal & Compliance

Board

- **1** Strategic
- **2** Components of Operational
- **3** Components of Digital & Technology
- **4** Components of Financial
- **5** Components of Legal & Compliance

Nominating Committee

- **1** Strategic (Components of ESG)
- **5** Legal & Compliance (Corporate Governance)

Corporate Governance

Audit Committee

Our audit committee focuses on financial risks, including reviewing with management, our internal auditors, and our independent auditors, the company's major financial risk exposures, the adequacy and effectiveness of accounting and financial controls, and the steps management has taken to monitor and control financial risk exposures.

In addition, our audit committee reviews risks related to compliance with applicable laws, regulations, and ethical standards, and also operational risks related to cybersecurity and system disruption. Our audit committee regularly receives, reviews and discusses with management presentations and analyses on various risks confronting the company.

Oversight of Cybersecurity

Our board of directors recognizes that security is integral to our products, our business processes and infrastructure. We have an enterprise-wide approach to security with the objectives of protecting client data and funds, and preventing security incidents that could adversely affect the confidentiality, integrity, or availability of our information systems and data that resides in those systems, while also improving our system resilience with the aim of minimizing the impact to our business when incidents do occur. Our global security organization ("GSO") is tasked with monitoring physical and cybersecurity risks, including operational risks related to information security and system disruption. A cross-functional, enterprise-wide management program operates to promote our global cybersecurity program's effectiveness and members of the company's executive committee, through an executive security council, routinely review strategy, policy, program effectiveness, standards enforcement and cyber issue management. Our board of directors and our audit committee are actively engaged in the oversight of our global cybersecurity program. More information on our program is available on our corporate website, at *www.adp.com*. To access this information, click on "About," then "Data Security."

✓ Our audit committee receives regular, quarterly reports on these matters from our chief security officer and leadership from our global product and technology organization, including on the status of projects to strengthen the company's security systems and improve cyber readiness, as well as on existing and emerging threat landscapes. Concurrent and in addition to these reports, our chief administrative officer (who oversees legal, security and compliance matters) provides a legal, regulatory and ethics update at each meeting of the audit committee, which includes matters of cybersecurity, as appropriate. In addition, important actual or emerging cybersecurity events are communicated to the board of directors by our chief administrative officer and chief legal officer, even if immaterial to us.

✓ Given the importance of cybersecurity to our stakeholders, our global cybersecurity program is subject to an annual third-party assessment overseen by our board of directors and this assessment reviews all aspects of our cyber program.

✓ Findings are reported to our board and in response, ADP develops initiatives to improve our maturity across each of the pillars of the National Institute of Standards and Technology Cybersecurity Framework.

✓ The status of these initiatives is then reviewed with our audit committee during its quarterly meetings. This governance process encourages an environment of continuous improvement.

✓ In advance of these quarterly meetings, members of our audit committee with cybersecurity expertise will informally meet with our chief administrative officer, chief security officer and other members of leadership, as appropriate, to advise and provide additional guidance and industry insights to the company.

✓ Members of our board also observe an annual cybersecurity table-top exercise for senior management to validate, test and assess the effectiveness and adequacy of certain roles and decision-making processes in the event of an incident.

Corporate Governance

Oversight of Privacy

Intertwined with our global cybersecurity program is our global privacy program. Our audit committee oversees matters of privacy and receives reports on these matters at each meeting from our chief administrative officer, as well as regular updates from our head of global compliance, including on related risk assessment and risk management activities. On a management level, ADP's privacy program is led by ADP's global chief privacy officer and the members of the global data privacy and governance team, in cooperation with the privacy stewards of all of ADP's business units and functional areas. Our global chief privacy officer provides regular reports to our company's executive committee, and our audit committee is actively engaged in the oversight of our global privacy program. Our global data privacy and governance team, in cooperation with the chief data office, also is responsible for our artificial intelligence ("AI") ethics and governance program, which drives compliance with AI ethical principles and regulatory requirements in development and usage of AI systems, including generative AI tools. AI governance is integrated with the reporting discussed above.

✓ **ADP's Privacy Commitment:** We are committed to compliance with privacy requirements and the protection of all personal data processed by ADP. ADP has adopted a set of privacy principles that serve as the foundation for our global privacy program, which includes our global privacy policy and our binding corporate rules (BCRs), all of which may be found in greater detail on our corporate website, at *www.adp.com*. To access this information, click on "About," then "Data Privacy."

✓ Our BCRs cover the transfer of data between ADP affiliates across the globe and ensure the highest standard of protection to personal data processed by ADP, regardless of where such data is being processed. Our BCRs establish the rules for processing personal data at ADP as both a data processor (covering the processing of clients' data in the European Union) and a data controller (covering the data of our employees under a controller workplace code, and other business associates under a business controller code regardless of where such data is being collected). We continue to rank among an elite number of companies worldwide to have gained regulators' approval to implement BCRs as both a data processor and data controller.

✓ Our AI Ethics Principles and our AI governance program provide a framework for how we develop and implement the AI-enabled products and services we offer, including those utilizing machine learning and generative AI. Through our compliance-by-design approach, we address human oversight, mitigating bias, privacy-by-design, explainability and transparency, data quality, operational monitoring, a culture of responsible AI, and inclusion and training.

- ✓ ADP also has an AI & Data Ethics Council, established since 2019, composed of industry leaders and ADP experts who meet regularly to provide guidance within ADP on the responsible use of AI and machine learning and evaluate novel uses of data for compliance with both ADP's Ethics Principles and governing laws.

More information, including our Ethics in AI position statement, can be found on our corporate website, at *www.adp.com*, by clicking on "About," then "Data Privacy" or "Artificial Intelligence," as appropriate.

Corporate Governance

Compensation and Management Development Committee

Our compensation and management development committee oversees risks related to compensation policies and practices, including management succession planning and our talent strategy, including the recruitment, development and retention of executive talent.

Compensation and Risk Management

Our compensation and management development committee considered the risks presented by the company's compensation policies and practices at its meetings in August 2023 and 2024 and believes that our policies and practices of compensating employees do not encourage excessive or unnecessary risk-taking for the following reasons:

✓ **Diverse Performance Measures.** Our incentive plans have diverse performance measures, including company and business unit financial measures, key transformation, client satisfaction and ESG objectives, and individual goals.

✓ **Balance.** Our compensation programs balance annual and long-term incentive opportunities, cash and equity, and fixed and variable incentives.

✓ **Payout Caps.** We cap incentive plan payouts within a reasonable range.

✓ **Mix.** The mix of performance-based equity awards and RSUs in our long-term incentive programs serves the best interests of stockholders and the company.

✓ **Stock Ownership Guidelines.** Our stock ownership guidelines link the interests of our executive officers to those of our stockholders.

✓ **Clawback Policy.** We maintain a rigorous Clawback Policy which exceeds Nasdaq listing requirements and allows for the recovery of both cash and equity incentive compensation from any current or former corporate officer (including any executive officer) who engages in any activity that is in conflict with or adverse to the company's interests, including fraud.

✓ **Other.** We prohibit our directors and all of our employees from engaging in any hedging or similar transactions involving ADP securities, holding ADP securities in a margin account, or pledging ADP securities as collateral for a loan. Transactions in ADP securities by our executive officers are executed through a 10b5-1 program.

Corporate Governance

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee oversees risks associated with board structure and other corporate governance policies and practices, including ESG matters, policies and programs, and the review and approval of any related-person transactions under our Related Persons Transaction Policy.

The Board's Role in Strategy Oversight

Our directors take an active role in the oversight of the company's strategy at both a board and committee level, with management responsible for the execution of our business strategy. In addition to regular performance updates to the board and committees, the company convenes a dedicated strategy and product session each year with the board. This ongoing effort enables the board to focus on company performance over the short, medium and long-term horizons, as well as the quality of operations and industry trends.

✓ **Annual Operating Plan and Capital Structure Review**

✓ **Strategy and Transformation Roadmap.** Our board and CDTAC receive updates at each meeting on the company's strategic progress, ongoing transformation and innovation journey.

✓ **Executive Sessions.** Independent directors also hold regularly scheduled executive sessions without company management present, at which strategy is discussed.

✓ **Stockholder Engagement.** Members of our board, including our chairs, actively participate in stockholder engagement. Our board also regularly discusses and reviews feedback on strategy from our stockholders and stakeholders.

✓ **Annual Strategy & Product Session.** Strategic review of operations and industry trends over various time horizons and broad product portfolio review by board with live demos and interaction with key company product developers, programmers, implementation specialists, and sales and marketing teams, providing perspective on the entire life cycle of our key strategic and next-gen solutions.

✓ **Operational Site Visits.** Board discussions are enriched through ongoing visits to, and meetings with local associates at, ADP locations that are strategically important to our business, such as our One ADP centers of excellence and our Innovation Labs.

Corporate Governance

The Board's Role in Human Capital Management and Talent Development

As part of its focus on human capital management and tight integration with company strategy, a key responsibility of our board of directors is to ensure that ADP has a strong, performance-driven senior management team in place. In connection with this responsibility, our board of directors oversees the development and retention of senior talent to ensure that an appropriate succession plan is in place for our CEO as well as the members of the company's executive committee that directly support our CEO.

Our compensation and management development committee regularly reviews the bench strength of our senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare senior leaders for greater responsibilities.

As part of building an inclusive workforce to support a culture of openness and innovation at ADP, our compensation and management development committee also regularly assesses the talent pool of candidates just below the executive committee level to ensure a robust talent pipeline. In parallel, the company shares with other committees of the board, as appropriate, a similar view of the talent pipeline of various functions and businesses within the company. For example, the company annually shares with CDTAC our talent acquisition strategy, evolving skill mix, composition and talent pipeline of the company's global product and technology organization.

While our compensation and management development committee has the primary responsibility to develop succession plans for the CEO position, it regularly reports to the board of directors and decisions are made at the board level. In connection with this responsibility for developing managerial succession plans, our board of directors reviews, at least annually, the short, medium and long-term succession plans for the company's senior management, including the CEO.

This annual review also includes a review of the company's broader HCM practices such as culture, engagement and inclusion. In addition, our board meets regularly with high-potential executives from ADP's various business units at each regular board meeting, which provides our board with greater, direct exposure to a broader group of pipeline candidates.

ESG at ADP

At ADP, innovation is the heart of our business — and the values that led us to become a global technology leader still guide our way after 75 years. As we focus on designing a better world at work — we are keenly aware of our responsibility to contribute to progress in business and beyond. We are in the fortunate position to support more than one-million client companies and their workers. And, with every interaction, we have an opportunity to make a meaningful impact and help build a better future.

In fact, we believe that true success is achieved when we contribute to the well-being of our clients, their workers, our associates, and the global communities in which we live and work. This belief fuels our dedication to corporate social responsibility, as we strive to create tools that support a more inclusive and sustainable future for generations to come. We continue to deepen our CSR efforts in four key pillars:

Corporate Governance

Innovation



Leveraging the power of data, we innovate by anticipating the future of work, the future of HCM and the future of pay to help our clients transform their businesses, simplify work and empower their employees.

- Data, technology, artificial intelligence, globalization, new business models and other significant events and disruptions continuously reshape the way people work.
- We are always designing better ways to work through cutting-edge products, premium services and exceptional experiences that enable people to reach their full potential.

Associates



Our long-term business success is closely linked to our commitment to creating an environment in which our associates thrive.

- Grounded in the core value "Each Person Counts," ADP has a robust strategy to enable the growth, development, and career success of our 64,000 associates across the globe. We optimize personalized, modern learning experiences and outcomes throughout ADP by leveraging technology, data, design and talent to ensure our programs are engaging and accessible to all learners.

Community



Responsibility to the world around us is at the heart of our business. We believe that our company is only as strong as the communities in which we operate. By elevating our communities, we support critical causes and provide a foundation for our business to continue thriving.

- Through the ADP Foundation, we magnify the impact of associate giving to causes that align with our core values and corporate social responsibility focus. We provide a tool to allow associates to donate to their choice of thousands of charitable organizations. ADP associates, executives and directors in the United States can also participate in a matching gift program in which donations to eligible nonprofit organizations are matched up to a certain amount per individual associate per calendar year.

Environment



We recognize the importance of environmental stewardship and our responsibility to uphold high standards of care, quality and consideration for the global community. We run ADP for the long term, which has allowed us to build a strong track record of investing and adapting our operations to improve our resource efficiency and reduce our impact on the environment. We believe that modernizing and streamlining our operations reduces our environmental impact and drives efficiency, innovation and ultimately, long-term value-creation for all of our stakeholders.

- In 2021, ADP committed to achieve net zero greenhouse gas emissions across Scopes 1, 2 and 3 by 2050. In 2022, ADP committed to reduce its absolute global Scope 1 & 2 GHG emissions 25.2% by 2025 and 50% by 2030, each from a 2019 base year.
- Our progress and performance against these targets, due in large part to our ongoing real estate optimization strategy as well as technology upgrades, including consolidation and optimization within our data centers, is described in greater detail in our May 2024 Global Corporate Social Responsibility report available on *investors.adp.com* or *sustainability.adp.com*.

Corporate Governance

Governance

We deliver on our brand promise through a culture that values ethics, compliance and strong governance. Our board of directors is squarely focused on the long-term sustainability of our business. In line with this focus, the nominating/corporate governance committee oversees the company's ESG policies and programs. The committee receives periodic reports and updates from the company's ESG officer, who spearheads our ESG steering and operating committees, and reports back on these matters to the full board. Our ESG operating committee, comprised of enterprise-wide senior leaders at ADP, provides a consolidated view of emerging opportunities and risks in ESG and makes recommendations to the ESG steering committee to capture these opportunities or mitigate potential risks. The focus of our ESG steering committee, which is comprised of members of executive management, is to align on ESG strategy and focus, review and approve recommendations made by the ESG operating committee, and provide guidance on strategic ESG initiatives. Our board members have complete and open access to senior members of management.

We invite you to visit *sustainability.adp.com* to read more about our ESG efforts.

Communications with All Interested Parties

All interested parties who wish to communicate with the board of directors, the audit committee, or the non-management directors, individually or as a group, may do so by sending a detailed letter to Mail Stop #E405, One ADP Boulevard, Roseland, New Jersey 07068, leaving a message for a return call at 973-974-5770 or sending an email to *adp.audit.committee@adp.com*. We will relay any such communication to the non-management director to which such communication is addressed, if applicable, or to the most appropriate committee chair, the non-executive chair of the board, or the full board of directors, unless, in any case, it is outside the scope of matters considered by the board of directors or duplicative of other communications previously forwarded to the board of directors.

Communications to the board of directors, the non-management directors, or to any individual director that relate to the company's accounting, internal accounting controls, or auditing matters are referred to the chair of the audit committee.

Transactions with Related Persons

We have a written "Related Persons Transaction Policy" pursuant to which any transaction between the company and a "related person" in which such related person has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be submitted to our nominating/corporate governance committee for review, approval, or ratification.

A "related person" means a director, executive officer or beneficial holder of more than 5% of the company's outstanding common stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of a 10% or greater direct or indirect equity interest in that entity. Our directors and executive officers must inform our general counsel at the earliest practicable time of any plan to engage in a potential related person transaction.

This policy requires our nominating/corporate governance committee to be provided with full information concerning the proposed transaction, including the benefits to the company and the related person, any alternative means by which to obtain like benefits, and terms that would prevail in a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the nominating/corporate governance committee will consider all relevant factors, including the nature of the interest of the related person in the transaction and whether the transaction may involve a conflict of interest.

Specific types of transactions are excluded from the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

Corporate Governance

Insider Trading Policy

Our company maintains an insider trading policy to provide guidelines to all directors, officers, associates and consultants of ADP with respect to trading in ADP securities, as well as the securities of publicly traded companies with whom ADP has a business relationship. The policy prohibits trading by any person while in possession of material non-public information in violation of applicable law and provides for restricted periods and pre-clearance procedures for our directors and officers and certain other specified persons, as well as other related policies and procedures.

Our insider trading policy prohibits all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities. The policy also prohibits all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan. We believe that the insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to ADP.

Availability of Corporate Governance Documents

Our Corporate Governance Principles and Related Persons Transaction Policy may be viewed online on our corporate website at *www.adp.com*. To access these documents, click on "Investors," then "Corporate Governance," and then "Governance Documents." Our Code of Business Conduct & Ethics and Code of Ethics for Principal Executive Officer and Senior Financial Officers may be found at *www.adp.com* under "Investors" in the "Corporate

Governance" tab. Our insider trading policy is available online on our corporate website at *www.adp.com*. To access this document, click on "About," then "Corporate Responsibility," and then "Ethics." In addition, these documents are available in print to any stockholder who requests them by writing to Investor Relations at the company's headquarters.

Compensation Committee Interlocks and Insider Participation

Ms. Katsoudas and Messrs. Goeckeler, Jones and Powers are the four independent directors who currently sit on the compensation and management development committee. No committee member has ever been an officer of the company. During fiscal year 2024 and as of the date of this proxy statement, no committee member has been an employee of the company or eligible to participate in our employee compensation programs or plans, other than

the company's 2008 and 2018 amended and restated Omnibus Award Plans under which non-employee directors previously received or continue to receive deferred stock units. None of our executive officers have served on the compensation and management development committee or on the board of directors of any entity that employed any of the compensation and management development committee members or directors of the company.

Compensation of Non-Employee Directors

Our nominating/corporate governance committee reviews and evaluates non-employee director compensation on an annual basis to ensure that (i) our directors are compensated appropriately for their substantial time commitment and responsibilities, (ii) the structure and design of the compensation program enables us to attract and retain highly qualified directors who can bring the depth of knowledge, skills and experience required to govern a company of our scale and complexity, and (iii) it is transparent and fosters commonality of interests between board members and our stockholders.

The nominating/corporate governance committee makes recommendations to the board of directors, as appropriate, based on its review, benchmark information from peer companies (which is the same comparator group used for executive compensation benchmarking purposes), input from its external advisor FW Cook, and other relevant considerations. The elements of our non-employee director compensation program are as follows:

Compensation Element	Fiscal Year 2024 Compensation
Director Annual Retainer	• $230,000 Deferred Stock Units ("DSUs")
	• $125,000 Cash or DSUs
Additional Non-Executive Chair Retainer	• $100,000 DSUs
	• $100,000 Cash or DSUs
Committee Chair Retainers (Cash, Deferred or DSUs)	• Audit: $25,000
	• Compensation and Management Development: $15,000
	• Nominating/Corporate Governance: $15,000
	• Corporate Development and Technology Advisory: $15,000

Annual Retainers

The annual retainer for non-employee directors is $355,000, $230,000 of which is paid in the form of DSUs and $125,000 of which may, at the election of each director, be paid in cash or in DSUs.

In addition, the chair of our board of directors receives an incremental retainer of $200,000, $100,000 of which is paid in the form of DSUs and $100,000 of which may, at the election of the chair, be paid in cash or in DSUs. This incremental retainer resulted in a total annual retainer of $555,000 for the board leadership role. Mr. Lynch received $355,000 at the time of the 2023 Annual Meeting of Stockholders and received the incremental retainer of $200,000, following his appointment as non-executive chair of the board of directors of the company on January 31, 2024.

The chair of the audit committee was paid an additional annual retainer of $25,000, and each chair of the compensation and management development, nominating/corporate governance, and corporate development and technology advisory committees was paid

an additional annual retainer of $15,000. The additional annual retainer may, at the election of each committee chair, be paid in cash, deferred or paid in DSUs.

Meeting Fees

The board of directors eliminated meeting fees, effective at the time of the 2023 Annual Meeting of Stockholders and there were no meeting fees paid to the non-employee directors for fiscal year 2024.

Deferral Policy

Pursuant to our amended and restated 2018 Omnibus Award Plan (and previously, under our prior amended and restated 2008 Omnibus Award Plan), each non-employee director is credited with an annual grant of DSUs on the date established by the board for the payment of the annual retainer equal in number to the quotient of the non-elective portion of the retainer ($230,000 for fiscal year 2024 and $330,000 in the case of Mr. Lynch), divided by the closing price of a share of our common stock on the date this amount is credited. The elective portion of the

Compensation of Non-Employee Directors

annual retainer is credited in the same manner for directors who elect DSUs. DSUs are fully vested when credited to a director's account. When a dividend is paid on our common stock, each director's account is credited with an amount equal to the cash dividend. When a director ceases to serve on our board, such director will receive a number of shares of common stock equal to the number of DSUs in such director's account and a cash payment equal to the dividend payments accrued, plus interest on the dividend equivalents from the date such dividend equivalents were credited. The interest will be paid with respect to each twelve-month period beginning on November 1 of such period to the date of payment and will be equal to the rate for five-year U.S. Treasury Notes published in The Wall Street Journal® on the first business day of November of each such twelve-month period plus 0.50%. Non-employee directors do not have any voting rights with respect to their DSUs. Other than Ms. Haynesworth, all of our non-employee directors chose to receive the entire elective portion of their annual retainers in the form of DSUs during fiscal year 2024.

Role of the Nominating/Corporate Governance Committee

The nominating/corporate governance committee is responsible for reviewing, evaluating, and making recommendations to the board on an annual basis with respect to all aspects of non-employee director compensation. The full board then reviews these recommendations and makes a final determination on the compensation of our non-employee directors. During fiscal year 2024, the nominating/corporate governance committee engaged FW Cook, compensation consultant to the compensation and management development committee, to review the design and competitiveness of our non-employee director compensation program.

Changes to Director Compensation in Fiscal Year 2025

In connection with the annual review discussed above, the board of directors approved (i) an increase in the elective portion of the annual retainer to $130,000 (from $125,000) and (ii) an increase in the compensation and management development committee chair retainer to $20,000 (from $15,000), each to be effective at the time of the 2024 Annual Meeting of Stockholders. There were no other changes made to the non-employee director compensation program for fiscal year 2025.

Stock Ownership Guidelines

Our stock ownership guidelines are intended to promote ownership in the company's stock by our non-employee directors and to align their financial interests more closely with those of other stockholders of the company. Each non-employee director has a minimum stockholding requirement of our common stock equal to five times his or her annual cash retainer.

Compensation of Non-Employee Directors

Directors who are employees of the company or any of our subsidiaries receive no remuneration for services as a director. The following table shows compensation for our non-employee directors for fiscal year 2024.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2024

Name	Fees Earned or Paid in Cash[7] ($)	Stock Awards[8] ($)	All Other Compensation[9] ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Peter Bisson[1]	$140,000	$230,000	$20,000	$390,000
David V. Goeckeler	$125,000	$230,000	$0	$355,000
Linnie M. Haynesworth	$125,000	$230,000	$0	$355,000
John P. Jones	$125,000	$230,000	$0	$355,000
Francine S. Katsoudas	$125,000	$230,000	$0	$355,000
Nazzic S. Keene[2]	$140,000	$230,000	$20,000	$390,000
Thomas J. Lynch[3]	$225,000	$330,000	$0	$555,000
Scott F. Powers[4]	$140,000	$230,000	$0	$370,000
William J. Ready	$125,000	$230,000	$20,000	$375,000
Carlos A. Rodriguez[5]	$0	$0	$10,000	$10,000
Sandra S. Wijnberg[6]	$150,000	$230,000	$20,000	$400,000

(1) As chair of the corporate development and technology advisory committee, Mr. Bisson received a $15,000 annual retainer, which is included in fees earned.

(2) As chair of the nominating/corporate governance committee, Ms. Keene received a $15,000 annual retainer, which is included in fees earned.

(3) Mr. Lynch is the independent non-executive chair of the board of directors.

(4) As chair of the compensation and management development committee, Mr. Powers received a $15,000 annual retainer, which is included in fees earned.

(5) Effective January 31, 2024, Mr. Rodriguez transitioned from his role as executive chair of the board of directors to a non-employee director. Mr. Rodriguez did not receive non-employee director compensation for fiscal year 2024.

(6) As chair of the audit committee, Ms. Wijnberg received a $25,000 annual retainer, which is included in fees earned.

(7) Represents the following, whether received as cash, deferred or received as DSUs: (i) the elective portion of directors' annual retainer and (ii) annual retainers for committee chairs. See footnote 8 below for additional information about DSUs held by directors.

(8) Represents the non-elective portion of the annual retainer required to be credited in DSUs to a director's annual retainer account. Amounts set forth in the Stock Awards column represent the aggregate grant date fair value for fiscal year 2024 as computed in accordance with FASB Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 10 to our audited consolidated financial statements for the fiscal year ended June 30, 2024 included in our annual report on Form 10-K for the fiscal year ended June 30, 2024.

Compensation of Non-Employee Directors

The grant date fair value for each DSU award granted to directors in fiscal year 2024 (including in respect of elective deferrals of amounts otherwise payable in cash), calculated in accordance with FASB ASC Topic 718, is as follows:

Director	Grant Date	Grant Date Fair Value
Peter Bisson	11/8/2023	$355,000
	2/1/2024	$15,000
David V. Goeckeler	11/8/2023	$355,000
Linnie M. Haynesworth	11/8/2023	$230,000
John P. Jones	11/8/2023	$355,000
Francine S. Katsoudas	11/8/2023	$355,000
Nazzic S. Keene	11/8/2023	$355,000
	2/1/2024	$15,000
Thomas J. Lynch	11/8/2023	$355,000
	2/1/2024	$200,000
Scott F. Powers	11/8/2023	$355,000
	2/1/2024	$15,000
William J. Ready	11/8/2023	$355,000
Sandra S. Wijnberg	11/8/2023	$355,000
	2/1/2024	$25,000

The aggregate number of outstanding DSUs held by each director at June 30, 2024 is as follows: Mr. Bisson, 20,020; Mr. Goeckeler, 4,030; Ms. Haynesworth, 5,196; Mr. Jones, 63,922; Ms. Katsoudas, 9,002; Ms. Keene, 7,532; Mr. Lynch, 12,304; Mr. Powers, 11,797; Mr. Ready, 18,642; Mr. Rodriguez, 0; and Ms. Wijnberg, 17,694.

(9) *Reflects contributions by the ADP Foundation that match the charitable gifts made by our directors. The ADP Foundation makes matching charitable contributions in an amount not to exceed $20,000 in a calendar year in respect of any given director's charitable contributions for that calendar year. Amounts may exceed $20,000 because, while matching charitable contributions are limited to $20,000 in a calendar year, this table reflects matching charitable contributions for the fiscal year ended June 30, 2024. The amount of $10,000 reported for Mr. Rodriguez in this column reflects a matching charitable contribution made on a contribution he made as a non-employee director and is also included in the total amount reported in the "Matching Charitable Contributions" column in the "All Other Compensation for Fiscal Year 2024" table under "Compensation of Executive Officers" of this proxy statement.*

Security Ownership of Certain Beneficial Owners and Management

The following table contains information regarding the beneficial ownership of the company's common stock by (i) each director and nominee for director of the company, (ii) each of our named executive officers ("NEOs") included in the Summary Compensation Table, (iii) all company directors and executive officers as a group (including the NEOs) and (iv) all stockholders that are known to the company to be the beneficial owners of more than 5% of the outstanding shares of the company's common stock. Unless otherwise noted in the footnotes following the table, each person listed below has sole voting and investment power over the shares of common stock reflected in the table. Unless otherwise noted in the footnotes following the table, the information in the table is as of August 15, 2024 and the address of each person named is Mail Stop #450, One ADP Boulevard, Roseland, New Jersey, 07068.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent
John C. Ayala	61,195	*
Peter Bisson	20,020	*
Maria Black	82,934	*
Michael Bonarti	149,431	*
Joseph DeSilva	27,926	*
David V. Goeckeler	4,030	*
Linnie M. Haynesworth	5,196	*
John P. Jones	63,922	*
Francine S. Katsoudas	9,002	*
Nazzic S. Keene	7,547	*
Thomas J. Lynch	12,914	*
Don McGuire	42,523	*
Scott F. Powers[2]	13,247	*
William J. Ready	18,642	*
Carlos A. Rodriguez[2]	202,031	*
Sandra S. Wijnberg	17,694	*
BlackRock, Inc.[3]	33,324,742	8.10%
The Vanguard Group, Inc.[4]	39,593,384	9.63%
Directors, director nominees and executive officers as a group 21 persons, including those directors and executive officers named above[5]	869,742	*

Footnotes:

* _Indicates less than one percent._

(1) _Includes: (i) 232,923 shares that may be acquired upon the exercise of stock options that are exercisable on or prior to October 14, 2024 held by the following executive officers/NEOs: Mr. Ayala (26,867), Ms. Black (19,147), Mr. Bonarti (64,557), Mr. DeSilva (9,248), Mr. McGuire (10,340), and Mr. Rodriguez (102,764); and (ii) 316,049 shares subject to stock options held by the executive officers/NEOs as a group. Includes (i) 24,688 shares to be acquired prior to October 14, 2024 in connection with the vesting of restricted stock units ("RSUs") held by the following executive officers/NEOs:_

Security Ownership of Certain Beneficial Owners and Management

Mr. Ayala (3,005), Ms. Black (6,598), Mr. Bonarti (2,342), Mr. DeSilva (1,843), Mr. McGuire (2,798), and Mr. Rodriguez (8,102); and (ii) 28,818 shares to be acquired in connection with the vesting of RSUs held by the executive officers/NEOs as a group.

Includes: (i) 136,626 shares that were acquired by the following executive officers/NEOs in connection with the vesting of performance-based stock units based on the achievement of certain financial objectives for the fiscal year 2022 through fiscal year 2024 three-year performance period: Mr. Ayala (19,658), Ms. Black (23,629), Mr. Bonarti (13,373), Mr. DeSilva (7,933), Mr. McGuire (16,627), and Mr. Rodriguez (55,406), and (ii) 149,430 such shares acquired by the executive officers/NEOs as a group.

Includes shares issuable upon settlement of deferred stock units held by non-employee directors as follows: Mr. Bisson (20,020), Mr. Goeckeler (4,030), Ms. Haynesworth (5,196), Mr. Jones (63,922), Ms. Katsoudas (9,002), Ms. Keene (7,532), Mr. Lynch (12,304), Mr. Powers (11,797), Mr. Ready (18,642) and Ms. Wijnberg (17,694). Our directors do not have any voting rights with respect to these deferred stock units.

(2) *In the case of Mr. Powers, includes 1,450 shares held in trust. In the case of Mr. Rodriguez, includes 13,813 held in trust.*

(3) *Information is furnished in reliance on the Schedule 13G/A of BlackRock, Inc. ("BlackRock") filed on January 25, 2024. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. BlackRock has sole dispositive power over 33,324,742 shares. BlackRock has sole voting power over 30,088,368 and no voting power over 3,236,374 shares. The 33,324,742 shares reported are owned, directly or indirectly, by BlackRock Life Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Deutschland AG, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, and BlackRock Fund Managers Ltd.*

(4) *Information is furnished in reliance on the Schedule 13G/A of The Vanguard Group, Inc. ("Vanguard") filed on February 13, 2024. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355. Vanguard shares dispositive power over 1,770,005 shares and has sole dispositive power over 37,823,379 shares. Vanguard has sole voting power over no shares, shared voting power over 546,671 shares and no voting power over 39,046,713 shares.*

(5) *Includes 15,263 shares held in trust.*

Equity Compensation Plan Information

The following table sets forth information as of June 30, 2024, regarding compensation plans under which the company's equity securities are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	4,145,639[1]	$159.13	26,257,566[2]
Equity compensation plans not approved by stockholders	0	$—	0
Total	4,145,639	$159.13	26,257,566

Footnotes:

(1)   This amount includes outstanding awards under our amended and restated 2008 Omnibus Award Plan ("Prior Plan") and amended and restated 2018 Omnibus Award Plan ("2018 Omnibus Award Plan"). Includes (i) 896,590 shares issuable under our performance-based stock unit ("PSU") program in settlement of PSUs outstanding as of June 30, 2024 (based on actual performance and accrued dividend equivalents for performance periods ending on or prior to June 30, 2024, and assuming maximum performance for performance periods not yet completed), (ii) 4,877 shares issuable pursuant to deferred restricted stock units issued prior to June 30, 2024, (iii) 170,139 shares issuable upon settlement of deferred stock units ("DSUs") held by our non-employee directors as of June 30, 2024, and (iv) 1,031,562 shares issuable in settlement of restricted stock units outstanding as of June 30, 2024. The remaining balance consists of 2,042,471 outstanding employee stock options. Weighted average exercise price shown in column (b) of this table does not take into account PSUs, deferred restricted stock units, DSUs or restricted stock units.

(2)   The 2018 Omnibus Award Plan, which was approved by stockholders on November 6, 2018, is the only equity compensation plan under which ADP currently grants equity awards. Includes 21,401,385 shares available for future issuance under the 2018 Omnibus Award Plan and 4,856,181 shares of common stock remaining available for future issuance under the Employees' Savings-Stock Purchase Plan, each as of June 30, 2024. Approximately 144,710 shares of common stock were subject to purchase as of June 30, 2024, under the Employees' Savings-Stock Purchase Plan. If any award granted under the 2018 Omnibus Award Plan or the Prior Plan expires, terminates, is canceled or is forfeited without being settled or exercised, shares of our common stock subject to such award will be made available for future grant under the 2018 Omnibus Award Plan. In addition, if shares issuable upon vesting or settlement of an award under the 2018 Omnibus Award Plan or the Prior Plan are withheld by the company, or if shares owned by a participant are surrendered or tendered to the company, in payment of taxes required to be withheld in respect of the award (other than an award of options or stock appreciation rights), such shares will be made available for future grant under the 2018 Omnibus Award Plan. Unless cash-settled, any equity grant made under our 2018 Omnibus Award Plan reduces the authorized share reserve on a one-for-one basis.

Proposal 2
Advisory Vote on Executive Compensation

We are asking stockholders to approve the following advisory resolution at the Annual Meeting:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in the company's proxy statement for the 2024 Annual Meeting of Stockholders.

The board of directors recommends a vote **FOR** this resolution because it believes that the policies and practices described in the Compensation Discussion and Analysis are effective in achieving the company's goals of linking pay to executive performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term financial, transformation, client satisfaction and ESG goals of the company, and aligning the interests of our executive officers with the interests of our stockholders by linking executive performance to stockholder value.

We urge stockholders to read the Compensation Discussion and Analysis section appearing on pages 41 through 63 of this proxy statement, as well as the "Summary Compensation Table For Fiscal Year 2024" and related compensation tables and narrative appearing on pages 65 through 91 of this proxy statement, which provide detailed information on the company's compensation policies and practices and the compensation of our named executive officers.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to approve the advisory resolution on executive compensation. Properly executed proxies will be voted as marked. Executed but unmarked proxies will be voted in favor of the advisory resolution on executive compensation. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any named executive officer and will not be binding on or overrule any decisions by the compensation and management development committee or the board of directors.

Because we value our stockholders' views, however, the compensation and management development committee and the board of directors will consider carefully the results of this advisory vote when formulating future executive compensation policy.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE <u>FOR</u> THE APPROVAL OF THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION.**

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis, or "CD&A," section of this proxy statement discusses the material elements of our fiscal year 2024 executive compensation programs for the following persons, who are our named executive officers, or "NEOs:"

Name	Title
Maria Black	President and Chief Executive Officer
Don McGuire	Chief Financial Officer
John C. Ayala	Chief Operating Officer
Michael A. Bonarti	Chief Administrative Officer
Joseph DeSilva	President, Global Sales
Carlos A. Rodriguez	Former Executive Chair

Effective January 31, 2024, Mr. Rodriguez transitioned from his role as executive chair of the board of directors ("executive chair") to a non-employee director on the company's board.

The CD&A also provides an overview of our executive compensation philosophy and explains how the compensation and management development committee of our board of directors (the "committee") arrives at specific compensation decisions involving the NEOs.

In addition, the CD&A explains how our executive compensation programs are designed and operate with respect to our NEOs by discussing the following fundamental aspects of our compensation programs:

✓ compensation principles	✓ cash compensation	✓ long-term incentive compensation	✓ other compensation components and considerations (including retirement benefits and deferred compensation)

Executive Summary

Stockholder Support for our Compensation Programs

The committee continuously evaluates the degree to which our compensation programs link pay to performance and support the evolution of objectives that underpin our strategy and the related implication for human capital planning. In particular, the committee takes steps to ensure that the programs encourage our executive officers to remain focused on both the short-term and long-term financial, transformation, client satisfaction and ESG goals of the company and that the metrics included in both our annual and long-term incentive compensation plans complement each other to create a balanced focus on year-over-year improvement and sustainable long-term value creation. Each year the committee sets rigorous and challenging performance targets aligned to these company goals. We continue to believe that growth in revenue (including and excluding zero-margin benefits pass-throughs), new business bookings, adjusted earnings before interest and taxes ("EBIT") and adjusted net income (each as defined on pages 44 and 45), are the most important measures of the successful execution of

our objectives and the delivery of sustainable long-term stockholder value. We also believe that our transformation, client satisfaction and ESG objectives are important leading indicators of the company's progress, long-term value, ability to cultivate an inclusive culture with purpose, and future success.

At our 2023 Annual Meeting of Stockholders, our stockholders approved the compensation of our fiscal year 2023 NEOs by a vote of approximately 91%, reflecting a support level generally in line with the 2022 result of 93%, and a continued trend of significant, sustained improvement over the 2021 support level of approximately 82%, following a holistic evaluation of our compensation program, including engaging deeply with our investors, which culminated in the adoption of a new long-term incentive design (effective since fiscal year 2023). Given this continued strong support and the company's solid, sustained performance, the committee retained the basic foundation of our overall compensation program during fiscal year 2024 as described in this CD&A to ensure

Compensation Discussion and Analysis

that the program continues to support and drive the right management behavior, retain key talent and align to the interests of our stockholders.

Fiscal Year 2024 Organizational Updates

In January 2024, Mr. Rodriguez transitioned from the role of executive chair to a non-employee director. The compensation totals reflected for Mr. Rodriguez in this CD&A and subsequent compensation tables are based on his service as executive chair during fiscal year 2024.

Fiscal Year 2024 Business Highlights

Our Strategic Priorities. Our business strategy has three key priorities:

Our Strategic Priorities

 Lead with Best-in-Class
HCM Technology

 Provide Unmatched
Expertise and Outsourcing

 Benefit our Clients with our
Global Scale

With a large and growing addressable market, we are focused on our core growth areas and further enhancing our market position by executing on our strategy.

Compensation Discussion and Analysis

Fiscal year 2024 reflected continued strength, growth and momentum at ADP:

HIGHLIGHTS

$19.2 billion in revenue

11% earnings per share growth to **$9.10** for the year

Employer Services new business bookings increased **7% to a new record of $2.0 billion** and worldwide new business bookings increased **6.3%**

Strong Employer Services Client Retention of **92%**

Reached new, **all-time high client satisfaction levels**

Over 1.1 million clients globally

Over 42 million workers paid across 140+ countries and territories

STOCKHOLDER FRIENDLY ACTIONS

$3.4 billion in cash returned to stockholders

$2.2 billion dividends
$1.2 billion share repurchases

49 consecutive years of dividend increases

STRATEGIC EXECUTION

Continued to **lead with best-in-class HCM technology** by deploying ADP Assist, our generative AI-powered cross-platform solution, which earned the "Generative AI Innovation Award" in the 2024 AI Breakthrough Awards, and by further advancing our next-gen payroll and next-gen HCM initiatives

Continued to **lean into our unmatched expertise**, by providing our service and implementation associates with new GenAI capabilities to help them deliver even better client experiences

Continued to **leverage our global scale**, by extending our global footprint and deepening our partnerships with other leading technology providers to simplify HCM processes for our clients

We are a leading global provider of cloud-based HCM technology solutions to employers around the world. Our HCM solutions, which include both software and outsourcing services, are designed to help our clients manage their workforce through a dynamic business and regulatory landscape and the changing world of work. We continuously seek to enhance our leading HCM solutions to further support our clients. We see tremendous growth opportunity ahead as we continue to execute on our three key strategic priorities.

In this context, ADP remained focused on delivering exceptional value to our clients in fiscal year 2024. Consistent and solid execution on our proven business model produced strong revenue and earnings growth in fiscal year 2024. This top-line revenue growth, balanced with solid margin performance, drove earnings per share ("EPS") growth of 11%. Other key business drivers such as new business bookings and client satisfaction (net promoter scores) also reached new record levels and our overall

results, together with our focus on sound capital allocation, have served to further strengthen our business model with high levels of recurring revenue, strong operating cash flow, and a solid balance sheet.

Our capital deployment priorities remain unchanged – leverage the strength of our model to reinforce our competitive position by, first and foremost, reinvesting in the business. We believe that balancing investments in innovative solutions, client service tools, and distribution is critical to strengthening our market-leading offerings. We supplement these investments through a disciplined approach to M&A. Our focus on delivering top-line revenue growth, while also improving the efficiency and effectiveness of our operations, is complemented by a commitment to return excess cash to stockholders through dividends and disciplined share buybacks.

Data, digital technology, artificial intelligence, globalization, new business models and other significant events and

Compensation Discussion and Analysis

disruptions continuously reshape the way people work. Our breadth and scale enable us to address nearly any HCM challenge our clients face and meet them wherever they may be on their HR journey, from startup to enterprise, from software-only to fully-outsourced, and from local to global.

We strive to remain a trusted partner to our clients by providing technology, data and expertise to navigate through any change, while continuing to deliver on our track record of sustainable, profitable growth and consistent value creation for all of our stakeholders by balancing top-line revenue growth with margin improvement to drive EPS growth. As we look ahead to fiscal year 2025 and beyond, we remain focused on executing against our strategic priorities and continuing to lead the way in workforce innovation.

2024 Incentive Compensation Performance Metrics

Our financial performance impacted the compensation of our executive officers in several ways, most notably through our annual cash bonus plan and performance-based stock unit ("PSU") program.

Performance for all metrics, including the transformation, client satisfaction and ESG objectives under the annual cash bonus plan, are formulaically measured, based on predetermined and objectively quantifiable goals. Targets and results for our financial metrics exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time that targets were set.

Annual Cash Bonus Plan. The committee's determination of incentive compensation under our annual cash bonus plan for our executive officers, including our NEOs, was based on fiscal year 2024 revenue growth, new business bookings growth, and adjusted EBIT growth as well as transformation, client satisfaction and ESG objectives.

These fiscal year 2024 goals were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2023 for fiscal year 2024 and reflect ADP's expectations and assumptions at that time.

Details with regard to the transformation, client satisfaction and ESG objectives are provided on page 56 and the financial goals and performance results are summarized below. Each bonus measure below is expressed as a percentage-based growth goal, thus requiring correspondingly higher levels of absolute year-over-year performance delivery.

Annual Cash Bonus Plan Measures	Plan Targets	Plan Results
Revenue Growth	6.9%	6.9%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target
New Business Bookings Growth[1]	7.3%	6.3%
Adjusted EBIT Growth[2]	10.4%	9.9%, excluding the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target

1   For fiscal year 2024, our new business bookings definition includes annualized recurring revenues anticipated from sales orders to new and existing clients for Employer Services and Professional Employer Organization ("PEO") Services. It excludes revenue that is one-time in nature and zero-margin benefits pass-throughs.

2   Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2024 and 2023.

Compensation Discussion and Analysis

For fiscal year 2024, our NEOs received cash bonuses at 124.3% of target.

Long-Term Incentive Program. The incentive compensation under our PSU program was based on multiple financial metrics, depending on the fiscal year of grant. For PSU awards granted in fiscal year 2022, performance was based on achievement of adjusted net income growth for fiscal year 2024. For PSU awards granted in fiscal year 2023 and fiscal year 2024, performance was based on achievement of adjusted net income growth (67% weight) and revenue excluding zero-margin benefits pass-throughs ("revenue ex-ZMPT") growth (33% weight). PSU awards granted in fiscal years 2023 and 2024 are also subject to a relative total shareholder return ("rTSR") metric that may modify the final payout (by +/-20%) at the end of the respective full three-year period based on our performance as compared to the S&P 500. Targets and results exclude the impact of certain limited items pursuant to predetermined categories of adjustments established by the committee at the time the targets were set. For more information on the application of these performance metrics, see "Long-Term Incentive Compensation Programs" in this CD&A.

These financial goals for the PSU awards granted in fiscal year 2024 were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2023 for fiscal year 2024 and reflect ADP's expectations and assumptions at that time. Each PSU measure below is expressed as a percentage-based growth goal, thus requiring correspondingly higher levels of absolute year-over-year performance delivery.

PSU Program Measure	Program Target	Program Result
Adjusted Net Income Growth[1]	10.5%	11.6%, excluding the impacts of: • Foreign currency fluctuations in excess of the fluctuations assumed in the target • Asset write downs related to unplanned asset impairments for client list acquisitions of $1.6 million and unplanned asset impairments for leased servers of $800,000 • First-year impact of business acquisitions
Revenue ex-ZMPT Growth[2]	7.5%	7.48%, excluding the impacts of: • Foreign currency fluctuations in excess of the fluctuations assumed in the target • First-year impact of business acquisitions

1   *Our adjusted net income measure excludes the impact of certain one-time charges and benefits reflecting specific items that are not fundamental to our underlying business operations. Refer to the table in Appendix A for further detail on these items and a reconciliation from net earnings to adjusted net income for fiscal years 2024 and 2023.*

2   *Our revenue ex-ZMPT measure is a consolidated revenue growth measure that excludes the impact of zero-margin benefits pass-throughs. Importantly, the PSU revenue metric is not duplicative of the annual cash bonus plan revenue metric due to the exclusion of zero-margin benefits pass-throughs. Refer to the table in Appendix A for further detail on this item and a reconciliation from consolidated revenue to revenue ex-ZMPT for fiscal years 2024 and 2023.*

A payout percentage of 111% was achieved under our PSU program for the award granted in fiscal year 2022 as a result of our fiscal year 2024 adjusted net income growth; and a payout percentage of 111% was achieved for the PSU awards granted in fiscal years 2023 and 2024 as a result of our fiscal year 2024 adjusted net income growth and revenue ex-ZMPT growth. The payout percentage of 111% applies to year 1 of the fiscal year 2024 award and year 2 of the fiscal year 2023 award (both fiscal year awards remain subject to final adjustment based on rTSR performance over the respective three-year performance period), and the payout percentage of 111% applies to year 3 of the fiscal year 2022 award. These awards will be earned and issued following the end of the corresponding three-year performance period ending in fiscal years 2026, 2025 and 2024, respectively.

Compensation Discussion and Analysis

The end of fiscal year 2024 marked the end of the three-year performance period for PSU awards granted in fiscal year 2022. Based on the average of the three fiscal years, these awards earned a payout percentage of 124%.

As described in the table below, the payout percentages achieved for each of the individual three fiscal years in the applicable performance period are averaged to obtain the

award level earned and issued as a percentage of target. The payout percentages for the PSU award granted in fiscal year 2022 are based on the achievement of adjusted net income growth for all years. The payout percentages for PSU awards granted in fiscal years 2023 and 2024 are based on the achievement of adjusted net income growth and revenue ex-ZMPT growth as described above.

PSU Award	Annual Achievement Percentage			3-Year rTSR Modifier	Award Payout	Payout Date
	Year 1	Year 2	Year 3			
FY'22	150%	110%	111%	N/A	124%	September 2024
FY'23	117%	111%	TBD	TBD	TBD	September 2025
FY'24	111%	TBD	TBD	TBD	TBD	September 2026

Elements of Compensation

The committee determines the compensation of our chief executive officer and all other executive officers. When making decisions related to officers, including the NEOs (other than our chief executive officer and former executive chair), the committee considers recommendations from the chief executive officer as well as guidance from its independent compensation consultant. When making decisions related to our chief executive officer and former executive chair, the committee considers guidance from its independent compensation consultant. The following table summarizes the major elements of our fiscal year 2024 executive officer compensation programs.

Compensation Element	Objectives	Key Characteristics
Base Salary	To provide a fixed amount for performing the duties and responsibilities of the position	Determined based on overall performance, level of responsibility, competitive compensation data and comparison to other company executives
Annual Cash Bonus	To motivate executive officers to achieve company-wide, business unit and transformation, client satisfaction and ESG performance goals	Payment based on achievement of company-wide, business unit and transformation, client satisfaction and ESG performance goals
Performance-Based Stock Unit ("PSU") Awards	To motivate executive officers to achieve certain longer-term goals and create long-term alignment with stockholders	Awards based on target growth in adjusted net income and revenue ex-ZMPT, with earned shares issued following applicable performance period, subject to a relative TSR modifier[1]
Time-Based Restricted Stock Unit ("RSU") Awards	To attract and retain executive officers	Granted annually and vesting ratably over three years. May also be awarded on a limited, non-recurring basis to attract and recruit new talent and for long-term retention of critical executives, as well as part of management succession planning

1   The PSU award granted in fiscal year 2022 is measured against adjusted net income growth only.

Compensation Discussion and Analysis

The graphs below illustrate the alignment between company performance and the incentive compensation paid to Ms. Black for fiscal year 2024. In the case of PSUs, the table reflects a payout of 124% based on the average of the annual achievement percentages of 150%, 110%, and 111% (as a result of adjusted net income growth) for the three-year performance period comprised of fiscal years 2022, 2023 and 2024, respectively.





The following is a summary of fiscal year 2024 total target direct compensation for our NEOs:

Named Executive Officer (NEO)	Base Salary	Target Annual Bonus	Target PSUs[2]	RSUs[2]	Total
Ms. Black	$1,200,000	$2,400,000	$10,800,000	$3,600,000	$18,000,000
Mr. McGuire	$696,300	$1,044,450	$3,570,000	$1,190,000	$6,500,750
Mr. Ayala	$749,800	$1,124,700	$3,473,000	$1,158,000	$6,505,500
Mr. Bonarti	$642,700	$642,700	$2,786,000	$929,000	$5,000,400
Mr. DeSilva	$600,000	$600,000	$2,625,000	$875,000	$4,700,000
Mr. Rodriguez[1]	$353,150	$529,725	$6,000,000	$2,000,000	$8,882,875

Footnotes:

1   *Mr. Rodriguez's base salary reflects the amount paid through his last day of employment as executive chair of January 31, 2024, and his target annual bonus reflects the prorated amount for a period of 7 of 12 months of active service during the fiscal year.*

2   *Equity amounts reflect the target grant values for fiscal year 2024 and are rounded for ease of presentation. For PSUs, these amounts vary from the totals disclosed in the "Summary Compensation Table for Fiscal Year 2024" on page 65 of this proxy statement, which reflect the grant date fair value, calculated in accordance with FASB ASC Topic 718, for the performance year in which performance targets are set. Accordingly, the amounts for PSU awards in the Summary Compensation Table represent the grant date fair value of the first, second and third tranche of the target awards that were granted in fiscal years 2024, 2023 and 2022, respectively.*

Compensation Discussion and Analysis

Good Governance and Best Practices

We are committed to ensuring that our compensation programs reflect principles of good governance.

What we do

✓ **Pay for performance:** We design our compensation programs to link pay to performance and levels of responsibility, to encourage our executive officers to remain focused on both the short-term and long-term financial, transformation, client satisfaction and ESG goals of the company and to link executive performance to stockholder value.

✓ **Annual say-on-pay vote:** We hold an advisory say-on-pay vote to approve our NEO compensation on an annual basis.

✓ **Clawback policy:** We maintain a rigorous Clawback Policy which exceeds Nasdaq listing requirements and allows for the recovery of both cash and equity incentive compensation from any current or former corporate officer (including any executive officer) who engages in any activity that is in conflict with or adverse to ADP's interests, including fraud.

✓ **Stock ownership guidelines:** We maintain stock ownership guidelines to encourage equity ownership by our executive officers. The stock ownership guideline for Ms. Black is six times base salary (the same base salary multiple was applicable to Mr. Rodriguez prior to his transition to non-employee director). The other NEOs have a stock ownership guideline of three times base salary. Executive officers whose ownership levels are below target ownership levels are required to retain as shares of common stock at least 75% of post-tax net gains on stock option exercises, and 75% of shares (net of taxes) received upon vesting of RSUs or received under our PSU program.

✓ **Limited perquisites:** We provide limited perquisites that are viewed as consistent with our overall compensation philosophy.

✓ **Double trigger change in control payments:** Our Change in Control Severance Plan for Corporate Officers includes "double-trigger" provisions, such that payments of cash and vesting of equity awards occur only if termination of employment without cause or with good reason occurs during the two-year period after a change in control.

✓ **Independence of our compensation and management development committee and advisor:** The compensation and management development committee of our board of directors, which is comprised solely of independent directors, utilizes the services of FW Cook as an independent compensation consultant. FW Cook reports to the committee, does not perform any other services for the company other than in connection with an annual review of competitive director compensation for the nominating/corporate governance committee of our board of directors, and has no economic or other ties to the company or the management team that could compromise their independence and objectivity.

✓ **Equity plan best practices:** Our 2018 Omnibus Award Plan, approved by stockholders in November 2018, incorporates certain governance best practices, including a minimum vesting period of one-year (with certain limited exceptions), a minimum 100% fair market value exercise price (except for substitute awards from an acquired or merged company), no "liberal share recycling" of stock options or stock appreciation rights and no "liberal" change in control definition.

✓ **Stockholder engagement:** As described under "Fiscal Year 2024 Stockholder Engagement" on page xiv of this proxy statement, our investor engagement program promotes an active dialogue with our largest stockholders on a range of topics related to our strategy, corporate governance and executive compensation programs.

Compensation Discussion and Analysis

What we don't do

- ✘ ***No-hedging policy:*** We prohibit all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities.
- ✘ ***No-pledging policy:*** We prohibit all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan.
- ✘ ***No repricing of underwater stock options without stockholder approval:*** We may not lower the exercise price of any outstanding stock options or otherwise provide economic value to the holders of underwater stock options in exchange for the forfeiture of such awards without stockholder approval.
- ✘ ***No discount stock options:*** The exercise price of our stock options is not less than 100% of the fair market value of our common stock on the date of grant.
- ✘ ***No IRC Section 280G or 409A tax gross-ups:*** We do not provide tax gross-ups under our change in control provisions or deferred compensation programs.
- ✘ ***No current dividends on unearned PSUs:*** We do not pay dividends in respect of unearned PSUs; rather, dividend equivalents are accrued over the applicable performance period and are paid only if the units are earned and shares are issued at the end of the performance period.

Compensation Discussion and Analysis

Compensation Principles

We believe that compensation should be designed to create a direct link between performance and stockholder value. Five principles that guide our decisions involving executive compensation are that compensation should be:

1	based on (i) the overall performance of the company, (ii) the performance of each executive's business unit when applicable and (iii) each executive's individual performance
2	closely aligned with the short-term and long-term financial, transformation, client satisfaction and ESG objectives that build sustainable long-term stockholder value
3	competitive, in order to attract and retain executives critical to our long-term success
4	consistent with high standards of corporate governance and best practices
5	designed to dampen the incentive for executives to take excessive risks or to behave in ways that are inconsistent with the company's strategic planning processes and high ethical standards

Our compensation programs are designed so that target pay reflects relative levels of responsibility among our key executives, and such that the proportion of pay tied to operating performance and changes in stockholder value varies directly with the level of responsibility and accountability to stockholders. We assign all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has ranges for base salaries, total annual cash compensation and annual equity grants based on market competitive levels. Executives are positioned within these ranges based on a variety of factors, most notably their experience and skill set and their performance over time.

We design our performance-based compensation so that actual, realized compensation will vary relative to the target award opportunity based on performance. As such, actual compensation amounts may be above or below targeted levels depending on the overall performance of the company, performance of a business unit and achievement of performance goals that support our strategy. We have adopted this compensation design to provide meaningful incentives for our key executives to achieve desired results. We also believe that it is important for our executive officers to have an ongoing long-term investment in the company as outlined on page 63 of this proxy statement under "Stock Ownership Guidelines."

We have a clear strategy to maximize sustainable long-term stockholder value that includes balancing growth, profitability and risk, with clear financial goals that allow us to continue to innovate technologically and expand globally. Each year the committee sets rigorous and challenging performance measures aligned to these objectives. We continue to believe that growth in revenue (including and excluding ZMPT), new business bookings, adjusted EBIT and adjusted net income are the most important measures of the successful execution of our objectives and the delivery of sustainable long-term stockholder value.

In fiscal year 2024, we continued to engage with our investor community. We contacted stockholders representing nearly half our shares outstanding and we discussed our strategy, corporate governance and executive compensation programs with stockholders representing over 30% of our shares outstanding.

To date, the feedback from these engagements have been very positive. While we do receive certain institution-specific observations of pay practices from time to time, we observed that these investors are broadly supportive of the linkage of our performance measures to our executive compensation programs. As described under "Fiscal Year 2024 Stockholder Engagement" on page xiv of this proxy statement, we continue to engage with our stockholders on our executive compensation programs and we look forward to maintaining this ongoing dialogue as well as incorporating feedback into our plans as appropriate.

Compensation Discussion and Analysis

Growth in revenue, adjusted EBIT and new business bookings are important performance measures in annual cash bonus determinations, and adjusted net income and revenue ex-ZMPT are used to determine the number of shares earned in a performance period under our PSU program, which is also subject to a relative total shareholder return ("rTSR") modifier (awards granted in fiscal year 2022 are measured against adjusted net income only). All of these performance criteria were chosen for the variable incentive plans because they focus our executive officers on the company's long-term goals of increasing the growth and profitability of our business, which are the key drivers of sustainable increases in stockholder value.

Consistent with our pay-for-performance philosophy, our NEOs' compensation is structured with a significant portion of their total compensation at risk. This at-risk

compensation includes long-term incentive awards, which are paid based on the performance of the company as a whole, and annual cash bonuses, which are paid on the basis of the bonus objectives established by the committee as described below under "Fiscal Year 2024 Target Bonus Objectives."

The mix of target total direct compensation (base salary, cash bonus and long-term incentive awards) for fiscal year 2024 was designed to deliver the following approximate proportions of total compensation to Ms. Black, our chief executive officer, and the other NEOs if company and individual target levels of performance are achieved. The target pay mix below reflects the PSU target award based on the three-year target opportunity. Ms. Black's higher proportion of at-risk compensation reflects her greater responsibility for overall company performance.





Compensation Consultant

The committee has engaged FW Cook to provide assistance with the design of our compensation programs, the development of comparative market-based compensation data, and the determination of target compensation awards for both the chief executive officer and the executive chair positions (applicable in fiscal year 2024 prior to Mr. Rodriguez's transition to a non-employee director). The specific matters on which FW Cook provided advice in fiscal year 2024 were the market trends and regulatory developments in executive compensation and the design of executive compensation programs and practices, including the changes to the pay levels of the chief executive officer and the executive chair, as well as reviewing long-term incentive guidelines for all eligible levels. In June 2023, FW Cook delivered to our committee the results of a competitive assessment

of compensation for use in determining fiscal year 2024 target compensation for our chief executive officer Ms. Black, and for Mr. Rodriguez, who was serving as executive chair at the time of the assessment. FW Cook also examined the mix of proposed PSU awards and RSU grants for our NEOs for fiscal year 2024 and confirmed that the proposals for the NEOs were reasonable and appropriate, given the company's size and structure. In addition, in January 2024, FW Cook reviewed the company's executive compensation peer group and recommended no changes to the peer group for fiscal year 2025.

As part of its ongoing support to the committee, FW Cook also reviews executive compensation disclosures (including this CD&A), reviews and provides comments on changes to the committee's charter, advises on emerging trends and the implications of regulatory and governance

Compensation Discussion and Analysis

developments, and reviews and provides commentary on materials and proposals prepared by management that are presented at the committee's meetings. In addition, our nominating/corporate governance committee engaged FW Cook to review the design and competitiveness of our non-employee director compensation program.

The committee determined that the work of FW Cook did not raise any conflicts of interest in fiscal year 2024. In making this assessment, the committee considered the independence factors enumerated in Rule 10C-1(b) under the Securities Exchange Act of 1934, as amended, and applicable Nasdaq listing standards, including the level of fees received from the company as a percentage of FW Cook's total revenue, the policies and procedures employed by FW Cook to prevent conflicts of interest, the fact that FW Cook does not provide any other services to the company (other than the director compensation program review), and whether the individual FW Cook advisors to the committee own any stock of the company or have any business or personal relationships with members of the committee or our executive officers.

Compensation Review and Determination

ADP uses a customized peer group to benchmark our executive officers' pay levels and our financial performance in connection with pay-for-performance evaluations, as well as our practices concerning equity compensation and other executive compensation programs. The customized peer group was developed with assistance from FW Cook based upon the following criteria: comparable business model, company size, executive talent sources, competition for investor capital, companies considered by our investors to be our peers, and overall reasonableness. In connection with its annual review of the company's executive compensation peer group in January 2023, the committee made changes for fiscal year 2024 to ensure our peer group remains appropriate from the perspectives of business model comparability, revenue and market capitalization. Omnicom Group was removed due to lack of comparability of business fit and company size. Adobe (ADBE) has been added as it is comparably sized and operates a similar business model that focuses on products and services that are driven by technology. These changes resulted in the 17-company peer group reflected below for fiscal year 2024.

Fiscal Year 2024 Compensation Peer Group (with ticker symbol)		
Accenture plc (ACN)	eBay Inc. (EBAY)	Mastercard Incorporated (MA)
Adobe (ADBE)	Fidelity National Information Services, Inc. (FIS)	PayPal Holdings, Inc. (PYPL)
Aon plc (AON)	Fiserv, Inc. (FI)	Salesforce.com, Inc. (CRM)
CGI Inc. (GIB)	Intuit Inc. (INTU)	TE Connectivity Ltd. (TEL)
Cognizant Technology Solutions Corp. (CTSH)	Leidos Holding, Inc. (LDOS)	Visa Inc. (V)
Discover Financial Services (DFS)	Marsh & McLennan Companies, Inc. (MMC)	

In benchmarking the total cash and long-term incentive compensation for the NEOs, the committee reviewed the market compensation data from the customized peer group at its June 2023 meeting. The committee considered that, compared with the peer group, the company compares at the 49th and 63rd percentiles, respectively, regarding revenue and market capitalization. Based on the four most recently reported quarters as of April 30, 2023, revenue among companies in the peer group ranged from approximately $9.8 billion to $63.1 billion, and market capitalization ranged from approximately $12.8 billion to $476.9 billion.

The committee also considered third-party survey data (including the Radford Global Compensation Database, the Willis Towers Watson® U.S. General Industry Executive Database, and the Equilar Inc.® Top 25 Database) as reference points to understand general industry compensation practices.

The committee examines compensation summaries detailing the amounts and mix of base salary, cash bonus, and long-term equity incentives for each of our NEOs, which compare the amounts and mix to competitive compensation practices. We generally target base salary, annual cash bonus and long-term equity incentives at the

Compensation Discussion and Analysis

median of competitive compensation levels, but we will set individual executive targets above or below the median when warranted in the judgment of the committee.

The degree to which target compensation for an executive ranges above or below the median competitive rate is primarily based on each executive's skill set and experience relative to market peers. Executives who are new in their roles and therefore less experienced than market peers are typically positioned lower in the range, whereas executives with more experience in their roles may be positioned higher in the range. At the time fiscal year 2024 compensation decisions were approved by the committee, the competitive positioning of Ms. Black's target compensation compared below the median of our customized peer group.

Differences in Compensation of Our NEOs

The committee approved the pay mix for our chief executive officer, which is designed to be competitive when measured against the pay packages of other chief executive officers as indicated by the compensation study.

We have found that due to the broad responsibilities and the experience required for the chief executive officer position, compensation for chief executive officers in public companies that are similar in size to ours is significantly higher than compensation for their other NEOs.

When determining the compensation level for each of our executive officers, the committee reviews each individual compensation element based on the previous year's level, as well as how the proposed level of that individual compensation element for each executive officer would compare to the other executive officers. The aggregate level for each executive officer's compensation is then compared against the executive's previous year's totals and against compensation of other executive officers of the company.

Cash Compensation

Base Salary

Base salaries are a fixed amount paid to each executive for performing his or her normal duties and responsibilities. We determine the amount based on the executive's overall performance, level of responsibility, competitive compensation practices data, and comparison to other company executives.

Based on these criteria, our NEOs, apart from Mr. Rodriguez as described below, received annual salary increases in fiscal year 2024, as summarized in the table below.

Named Executive Officer (NEO)	Fiscal Year-End 2023 Salary	Fiscal Year-End 2024 Salary	Increase/ Decrease
Ms. Black	$1,100,000	$1,200,000	9.1%
Mr. McGuire	$676,000	$696,300	3.0%
Mr. Ayala	$728,000	$749,800	3.0%
Mr. Bonarti	$624,000	$642,700	3.0%
Mr. DeSilva	$550,000	$600,000	9.1%
Mr. Rodriguez [1]	$605,400	$605,400	0.0%

1   For Mr. Rodriguez, fiscal year-end 2024 salary reflects his base salary as of January 31, 2024, his last day of active employment with the company as executive chair.

Ms. Black's and Mr. DeSilva's higher percentage increases were intended to bring their respective base salaries closer to competitive market median levels. Mr. Rodriguez did not receive a base salary increase in fiscal year 2024 and was paid at the same fiscal year-end 2023 annual salary rate of $605,400 through his last day of active employment of January 31, 2024. Salary increases for the NEOs were made effective July 1, 2023, the first day of fiscal year 2024.

Compensation Discussion and Analysis

Annual Cash Bonus

Overview

We paid our NEOs cash bonuses for fiscal year 2024 based on the attainment of financial, transformation, client satisfaction and ESG performance goals established at the beginning of the fiscal year. All of the company's goals are objectively measurable and were established consistent with the committee's long-standing methodology in setting such goals. These fiscal year 2024 goals align to the financial earnings guidance the company communicated in July 2023 for fiscal year 2024 and reflect ADP's expectations and assumptions at that time. For each executive officer, we establish a target bonus amount, which is initially expressed as a percentage of projected year-end annual base salary. For fiscal year 2024, these target bonus percentages ranged from 100% to 200% of base salary for the NEOs. We also assign a percentage value to each bonus component of each NEO's annual cash bonus plan and then determine the target bonus amount linked to each component. We establish these performance ranges to provide our NEOs with a strong incentive to exceed the targets. The maximum bonus payment for our NEOs is 200% of the target bonus level. There is no guaranteed minimum payment level, and no bonus is payable if threshold performance goals are not achieved.

The committee establishes and approves annual target bonus objectives and award opportunities for each of our NEOs. In making these determinations, the committee considers a variety of factors, including market data, each officer's relative level of responsibility, and the chief executive officer's recommendations for executives other than herself and the former executive chair. Our NEOs participated in the discussions surrounding their bonus objectives so that they could provide input and understand the expectations of each bonus plan component, but they did not participate in the setting of the target bonus award opportunities nor did they participate in the committee's voting or deliberations regarding their individual compensation amounts. Each NEO receives a final version of his or her individualized bonus plan after it is approved by the committee. Except in extraordinary circumstances, bonus objectives are not modified during the fiscal year.

The committee reviews the performance of each of our NEOs relative to his or her annual fiscal year bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of our fiscal year. Based on this review, the committee determines and approves the annual cash bonuses for our executive officers.

NEOs' Fiscal Year 2024 Bonuses

Our fiscal year 2024 annual cash bonus plan measures consisted of (i) revenue growth, weighted at 20%, (ii) new business bookings growth, weighted at 20%, (iii) adjusted EBIT growth, weighted at 20%, (iv) company transformation objectives, weighted at 20%, (v) client satisfaction (net promoter score and client retention targets), weighted at 10%, and (vi) ESG objectives, weighted at 10%. Fiscal year 2024 target bonuses were the same percentage of base salary as the percentage targets established in fiscal year 2023 for all NEOs other than Mr. DeSilva, whose target bonus percentage increased from 80% to 100% as part of the fiscal year 2024 compensation recommendations approved by the committee in June 2023.

Compensation Discussion and Analysis

Following the conclusion of fiscal year 2024, the committee assessed the performance of the company and the strategic progress realized for the 2024 fiscal year against the NEOs' bonus objectives. The approved annual cash bonuses are as follows:

Named Executive Officer (NEO)	Target Bonus as % of Base Salary	Target Bonus Amount	Maximum Bonus as % of Target	Actual Bonus Amount	Bonus Amount as % of Target
Ms. Black	200%	$2,400,000	200%	$2,983,200	124.3%
Mr. McGuire	150%	$1,044,450	200%	$1,298,300	124.3%
Mr. Ayala	150%	$1,124,700	200%	$1,398,000	124.3%
Mr. Bonarti	100%	$642,700	200%	$798,900	124.3%
Mr. DeSilva	100%	$600,000	200%	$745,800	124.3%
Mr. Rodriguez[1]	150%	$529,725	200%	$658,400	124.3%

1   Mr. Rodriguez's target bonus amount is prorated for a period of 7 of 12 months of active service as executive chair during the fiscal year.

Fiscal Year 2024 Target Bonus Objectives

The table below indicates the degree to which each target bonus objective for our NEOs was satisfied. The percentage of target bonus paid to each NEO is calculated as a weighted average of the percentages achieved for each individual objective.

The bonus objectives were designed to reward outcomes that are aligned with the key components of our financial and strategic success, the degree to which the NEOs have responsibility for overall company performance or individual business unit results, and to provide a set of common objectives that facilitate collaborative engagement throughout the company.

Compensation Discussion and Analysis

The committee established the following objectives for our NEOs in 2023, and the formulaic achievement levels for fiscal year 2024 are as follows:

Annual Bonus Plan Performance Measures	Weight	Threshold	Target	Stretch	Actual	Achievement
Revenue Growth	20%	3.9%	6.9%	9.9%	6.9%	100%
New Business Bookings Growth	20%	2.3%	7.3%	12.3%	6.3%	90%
Adjusted EBIT Growth[(1)]	20%	5.4%	10.4%	15.4%	9.9%	95%
Transformation						
• Reduce low value contact per client	4%					200%
• Achieve digital sales goal	4%					200%
• Achieve goal for percentage of adoption of generative AI	4%					149%
• Achieve goal for percentage of mobile active users	4%					82%
• Achieve goal for sales from new products	4%					200%
Client Satisfaction						
• Improve client experience by demonstrating achievement of net promoter score goals	5%					200%
• Achieve client retention goal	5%	91.2%	91.6%	92.0%	92.0%	200%
ESG						
• Achieve goal for percentage of paperless payments as a percent of total pays	5%	80.9%	81.5%	82.3%	81.8%	138%
• Achieve executive human capital goals	5%	Progress on developing and growing ADP's next generation of leaders				144%

1   *Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2024 and 2023.*

In setting target financial performance goals, we consider a variety of factors including our short- and long-range strategic plan, the annual budget reviewed by our board, and the guidance provided by management on key elements of financial performance. Achievement levels are, as a percentage of target, 50% for threshold performance, 100% for target performance, 200% for stretch performance, and 0% for below threshold performance. The targets for revenue growth and adjusted EBIT growth reflect an assumed impact of foreign currency fluctuations anticipated at the time the targets were established. For each metric described above, the award level achieved within each range, as a percentage of target, is determined by linear interpolation between the lower and upper bounds.

Transformation, client satisfaction and ESG objectives for our NEOs are aligned with our key strategic goals for fiscal year 2024 and are viewed as important leading indicators of our ongoing progress, creation of long-term value and future success.

The targets for each objective are established to be challenging and rigorous and require strong performance for achievement. The targets are measurable, quantifiable goals. There is no subjectivity applied to the calculation of performance against these objectives. The calculation of performance is formulaic to reflect the proportionate level of achievement relative to the target. Targets for certain measures are considered confidential business information, disclosure of which could harm our operating performance or ability to compete.

Long-Term Incentive Compensation Programs

We believe that long-term incentive ("LTI") compensation is a significant factor in attracting and retaining key executives and in aligning their interests directly with the interests of our stockholders. For fiscal year 2024, long-term incentives were awarded in the form of PSUs and RSUs, with a targeted LTI mix of 75% PSUs and 25% RSUs for all our NEOs. This approach follows the same LTI mix and design that was introduced in fiscal year 2023 (granted September 2022), following an in-depth review the committee conducted of the overall incentive structure in fiscal year 2022, which was informed by investor observations and input from the committee's independent compensation consultant. The committee selected these awards because they ensure that the overall long-term incentive program is predominately focused on performance-based pay delivery, closely tied to changes in stockholder value and the degree to which critical operating objectives are attained, and supports our talent retention objectives.

The committee may also from time to time grant discretionary awards of RSUs to our executive officers. These awards are for special situations to assist us in the recruitment, promotion or retention of executive officers and are not considered in the target allocation of total long-term incentive compensation between annual PSU and RSU awards. In fiscal year 2024, none of the NEOs received a discretionary RSU award.

As part of our annual market analysis of compensation data, we compare our long-term equity incentive grant values with competitive levels. We establish target long-term incentive award values and ranges for each executive level and set the midpoints of such ranges at the market median levels. The committee reviews the target award values annually to ensure that the resulting awards remain generally consistent with our median compensation philosophy.

Prior to the beginning of each fiscal year, we analyze the target PSU and RSU grant levels to confirm that our desired target long-term incentive compensation values are appropriate in the context of the compensation studies referred to under "Compensation Review and Determination" above. When comparing our desired values to these compensation studies, we look at both equity elements in total.

The target long-term incentive mix approved for fiscal year 2024 grants is shown in the following chart:





1   PSUs reflect the entire PSU target award based on the three-year target opportunity.

Compensation Discussion and Analysis

At its June 2023 meeting, the committee approved target awards of PSUs and RSUs for all NEOs for fiscal year 2024, which were granted in September 2023. The PSU awards (based on the three-year target opportunity) will be earned and issued following the end of the three-year performance period in fiscal year 2026. The PSUs and RSUs granted for fiscal year 2024 are summarized in the table below:

Named Executive Officer (NEO)	Target PSU Award[1]	RSU Award[1]	Total
Ms. Black	$10,800,000	$3,600,000	$14,400,000
Mr. McGuire	$3,570,000	$1,190,000	$4,760,000
Mr. Ayala	$3,473,000	$1,158,000	$4,631,000
Mr. Bonarti	$2,786,000	$929,000	$3,715,000
Mr. DeSilva	$2,625,000	$875,000	$3,500,000
Mr. Rodriguez	$6,000,000	$2,000,000	$8,000,000

1   Amounts are rounded for ease of presentation.

PSU Awards

Our PSU program is based on financial objectives that are measured over a three-year performance period consisting of three one-year performance goals. The committee believes that the current PSU program's combined effect of (i) measuring performance annually over the three-year performance period enables setting rigorous targets that drive accountability for the achievement of core financial metrics that are critical building blocks for sustained business success and (ii) modifying the actual number of PSUs eligible to be earned based on our three-year relative TSR performance, provides the most business-focused, shareholder-aligned and holistic assessment of our long-term trajectory and performance. We believe that the three-year PSU program will further the company's long-term financial goals by tying a substantial portion of the total compensation opportunity to multi-year performance and better promote talent retention by imposing a meaningful total vesting period.

For PSU awards granted in fiscal year 2022, the three one-year performance periods are measured solely against adjusted net income goals, with a maximum payout opportunity of 150% of target. For PSU awards granted in fiscal years 2023 and 2024, adjusted net income is used as the primary performance metric, weighted 67%, and revenue ex-ZMPT is used as the second performance metric, weighted 33%. The combination of the two metrics is intended to promote focus on both the top line and bottom-line performance of the business. Notably, the PSU revenue metric differs materially from that used in our annual cash bonus plan because it excludes zero-margin benefits pass-throughs, and therefore avoids metric duplication.

The fiscal years 2023 and 2024 PSU award performance design also includes a relative TSR ("rTSR") metric that may modify the final payout (by +/- 20%) at the end of the respective full three-year period based on performance versus the S&P 500; the inclusion of the rTSR metric is intended to provide accountability for the company's stock price performance over the full three-year performance period. For PSUs granted in fiscal years 2023 and 2024, the maximum payout opportunity is 200% of target, inclusive of the rTSR modifier, in order to align with the most prevalent peer market practices and encourage executives to achieve stretch goals. However, payout will be capped at the target number of shares if the company's absolute 3-year TSR is negative (applicable to all PSU awards).

For purposes of our PSU awards, the performance goals and corresponding target award ranges are typically established and communicated to our executive officers (including the NEOs) in the first quarter of each respective fiscal year. After the conclusion of each fiscal year, the committee confirms the performance results and determines the award achieved for such fiscal year, as a percentage of target, based on these results by using linear interpolation between the lower and upper bounds of the applicable percentage range. Under the PSU program, after the end of the three-year performance period, the award levels achieved as a percentage of target for each of the individual three fiscal years in the applicable performance period will be averaged to obtain the overall award level earned and issued as a percentage of target. However, notwithstanding the achievement of performance results, if the company's absolute TSR is not positive for the three-year performance period, the total number of PSUs awarded may not exceed 100% of the target award. In addition, as discussed, there is an rTSR modifier for the fiscal years 2023 and 2024 PSU grants.

The PSU award earned will be credited with dividend equivalents from the grant date of the target award until the issuance date, assuming all dividends were reinvested in ADP stock at the time dividends are paid. The issuance of the applicable number of PSUs earned will be made in the form of shares of ADP stock in September following the conclusion of the three-year performance period.

Our adjusted net income growth for fiscal year 2024, as described in further detail above under "2024 Incentive Compensation Performance Metrics," was 11.6%, which resulted in an earned award level for the fiscal 2024 performance year in the amount of 111% of target, specifically related to the third of three tranches of the PSU award granted for fiscal year 2022 in September 2021. For the fiscal year 2023 PSU award granted in September 2022 and the fiscal year 2024 PSU award granted in September 2023, the adjusted net income growth achievement of 11.6% resulted in an earned award level in the amount of

117% of target, which is applicable to the second of three tranches for the fiscal year 2023 PSU award, and the first of three tranches for the fiscal year 2024 PSU award, and is weighted 67% for both awards. The different % of target earned for the fiscal year 2024 adjusted net income growth is the result of a different maximum payout opportunity for the PSU award granted in September 2021 compared to the PSU awards granted in September 2023 and September 2024, as further described below.

Our revenue ex-ZMPT growth for fiscal year 2024 as described in further detail above under "2024 Incentive Compensation Performance Metrics," was 7.48%, which resulted in an earned award level for the fiscal 2024 performance year in the amount of 99% of target. This achievement percentage applies to the second of three tranches of the PSU award granted in September 2022, and the first of three tranches of the PSU award granted in September 2023, and is weighted 33% for both awards.

These adjusted net income growth and revenue ex-ZMPT growth goals were established consistent with the committee's long-standing methodology in setting such goals and as such, align to the financial earnings guidance the company communicated in July 2023 for fiscal year 2024 and reflect ADP's expectations and assumptions at that time.

Fiscal Year 2022 PSU Design Performance Table

The following table shows the annual targets, results and award levels achieved for fiscal years 2022, 2023 and 2024, as applicable to the outstanding PSU awards granted in September 2021, in each case as a percentage of target:

FY	Performance Metric[1]	Threshold	Target	Stretch	Actual	Achievement
2024	Adjusted Net Income Growth	5.5%	10.5%	15.5%	11.6%	111%
2023	Adjusted Net Income Growth	10.0%	15.0%	20.0%	16.0%	110%
2022	Adjusted Net Income Growth	3.1%	8.1%	13.1%	16.4%	150%

1   Refer to the table in Appendix A for a reconciliation from net earnings to adjusted net income for fiscal years 2024, 2023 and 2022.

Award levels achieved for each fiscal year in the three-year performance period are, as a percentage of target, 50% for threshold performance, 100% for target performance, 150% for stretch performance, and 0% for below threshold performance. The award level achieved within each range, as a percentage of target, is determined by linear interpolation between the lower and upper bounds.

Dividends are paid only with respect to shares of ADP stock that have been issued in connection with PSUs earned. The end of fiscal year 2024 marks the end of the three-year performance period for PSU awards granted in fiscal year 2022. Based on the average of the three fiscal years, these awards earned a payout percentage of 124%.

Compensation Discussion and Analysis

Fiscal Years 2023 and 2024 PSU Design Performance Table

Subject to final performance assessment based on the three-year rTSR modifier (as discussed below), the following table shows the annual targets, results and awards levels achieved for fiscal 2024, as applicable to outstanding PSU awards granted in September 2022 and September 2023, in each case as a percentage of target:

FY	Performance Metric[1]	Weight	Threshold	Target	Stretch	Actual	Achievement[2]
2024	Adjusted Net Income Growth	67%	5.5%	10.5%	15.5%	11.6%	117%
2024	Revenue ex-ZMPT Growth	33%	4.5%	7.5%	10.5%	7.48%	99%
2023	Adjusted Net Income Growth	67%	10.0%	15.0%	20.0%	16.0%	115%
2023	Revenue ex-ZMPT Growth	33%	5.5%	8.5%	11.5%	9.3%	120%

1   Refer to the table in Appendix A for a reconciliation from net earnings to adjusted net income for fiscal years 2024, 2023 and 2022 and for a reconciliation from consolidated revenue to revenue ex-ZMPT for fiscal years 2024 and 2023.

2   Fiscal year 2023 achievement percentage on a weighted basis is 117% of target, which applies to the first of three tranches of the PSU award granted in September 2022. Fiscal year 2024 achievement percentage on a weighted basis is 111% of target, which applies to the second of three tranches of the PSU award granted in September 2022, and the first of three tranches of the PSU award granted in September 2023.

Award levels achieved for each fiscal year in the three-year performance period are, as a percentage of target, 50% for threshold performance, 100% for target performance, 175% for stretch performance, and 0% for below threshold performance. The award level achieved within each range, as a percentage of target, is determined by linear interpolation between the lower and upper bounds. Dividends are paid only with respect to shares of ADP stock that have been issued in connection with PSUs earned.

Relative TSR Modifier

PSU awards granted in fiscal years 2023 and 2024 (and on a go-forward basis under our current award design), are subject to an rTSR modifier based on performance against the S&P 500 over the full three-year performance period. The S&P 500 was chosen because the index consists of a broad group of companies that represent investors' alternative capital investment opportunities, thereby aligning the PSU payout opportunity to the long-term investment experience of our stockholders. The rTSR measurement is based on the average of the last twenty trading days ending on the start and end of the three-year period (beginning July 1 and ending June 30). Relative performance against the S&P 500 may adjust the final three-year average payout percentage, based on achievement of adjusted net income growth and revenue ex-ZMPT growth, between 80% and 120%, as shown in the table below.

Relative TSR Performance (Percentile Rank)	Modifier Adjustment Achieved
> = 75P	120%
Between 25P – 75P	Interpolated (50P = 100%)
< = 25P	80%

The maximum payout opportunity for PSU awards inclusive of the modifier adjustment is capped at 200% of target, however, the payout opportunity is capped at 100% if our company's absolute three-year TSR is negative.

As fiscal year 2023 marked the first year under the current PSU program design inclusive of the rTSR modifier, the final rTSR assessment for the awards granted September 2022 and September 2023 will not be completed until June 30, 2025 and June 30, 2026 respectively.

Time-Based Restricted Stock Units

For fiscal year 2024, we granted RSUs to our executive officers, which vest ratably over three years, and allow for a portion of our NEOs' LTI compensation to be more predictable from a realized value perspective, while being directly tied to the shareholder experience. We determine target award ranges based on our annual review of our long-term incentive compensation programs.

The committee may, from time to time, grant RSU awards to our executive officers that are outside of the annual grant cycle. These grants assist us in the recruitment, promotion and retention of executive officers and, while used only occasionally, are important in building our leadership team and succession strategy. In fiscal year 2024, none of the NEOs were granted RSUs outside of the annual grant cycle.

Other Compensation Components and Considerations

In addition to the compensation components discussed above and the opportunity to participate in the same Employees' Savings-Stock Purchase Plan and health and welfare benefits available to our U.S. associates generally, we offer our executive officers retirement benefits, deferred compensation, limited perquisites, and change in control and severance protection. We believe these additional benefits are fair, competitive, consistent with our overall compensation philosophy and designed to ensure that we can effectively retain our executive officers as well as effectively compete for executive talent.

Retirement Benefits

All U.S. executive officers can participate in our 401(k) Plan, including our NEOs. Our NEOs, with the exception of Mr. McGuire, also participated in the Pension Retirement Plan, a tax-qualified, defined benefit, cash balance pension plan. The Pension Retirement Plan was closed to new participants as of January 2015 and was frozen as of July 1, 2020. Effective as of July 1, 2020, the matching contribution under our 401(k) Plan for participants impacted by the Pension Retirement Plan freeze was increased to $1.00 for every $1.00 a participant contributes up to 6% of eligible pay. Previously, Pension Retirement Plan participants received a 401(k) matching contribution of up to $0.70 for every $1.00 up to 6% of eligible pay. The committee approved these changes in 2020 to align our retirement programs to the market.

In addition, Messrs. Ayala, Bonarti and Rodriguez participated in the Supplemental Officers Retirement Plan ("SORP"), a non-qualified, defined benefit plan which provides retirement benefits in excess of those generally available under the Pension Retirement Plan. The SORP was closed to new participants beginning in January 2014 and was frozen effective July 1, 2019, with no future accruals due to pay and/or service. As of July 1, 2019, Messrs. Ayala, Bonarti and Rodriguez were automatically enrolled in the Automatic Data Processing, Inc. Executive Retirement Plan ("ERP"), a non-qualified, defined contribution plan in which the other NEOs participate, and which provides supplemental retirement benefits in excess of amounts available under our tax-qualified pension and other retirement plans.

Deferred Compensation

U.S. executive officers may defer all or a portion of their annual cash bonuses into a deferred compensation account. We make this program available to our executive officers to be competitive, to facilitate the recruitment of new executives and to provide our executive officers with a tax-efficient way to save for retirement. The company does not match deferrals for its NEOs or otherwise contribute any amounts to the NEOs' deferred compensation amounts. Since the deferral accounts are made up of funds already earned by the executive officers, we do not consider the executive's deferred account balances, or investment earnings or losses on such balances, when we make compensation decisions.

Perquisites

We provide each of our executive officers the use of automobiles leased by the company. Consistent with our policy towards all attendees, we pay for the spouses of our executive officers to accompany them to our annual sales President's Club events. In addition, the ADP Foundation makes contributions that match the charitable gifts made by our U.S. executive officers up to a maximum of $20,000 per calendar year and in fiscal year 2024, offered an additional match of up to a maximum of $20,000 for any donations made on Giving Tuesday.

Company policy permits Ms. Black (in her capacity as chief executive officer) and formerly Mr. Rodriguez (in his capacity as executive chair) to use the company's aircraft for personal travel in order to maximize their respective business availability and productivity. Ms. Black is required to reimburse the company for the aggregate incremental cost in excess of $250,000 per fiscal year and Mr. Rodriguez was required to reimburse the company for the aggregate incremental cost incurred by the company in connection with any such personal use. Each executive is responsible for any income taxes related to personal use. In addition, Ms. Black may be provided with security in certain personal, non-business-related circumstances, as recommended by an independent third-party security firm's risk assessment and validated by the company's global security organization. The committee and the board consider these offerings to be in the best interest of the company by enhancing the

Compensation Discussion and Analysis

safety and welfare of the company's most critical executive, while allowing for increased focus, availability, and productivity on business matters during personal travel.

In accordance with the company's standard policies available to all associates in the company's relocation program, Mr. McGuire received tax reimbursement payments associated with a previous expatriate assignment.

Change in Control Arrangements

The Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers is designed to: (i) retain our corporate officers (including the NEOs) and (ii) align their interests with our stockholders' interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them.

Our Change in Control Severance Plan for Corporate Officers is described in more detail below under "Potential Payments To Named Executive Officers Upon Termination or Change in Control." Under this plan, our chief executive officer is entitled to severance equal to two times base salary and bonus upon termination of employment without cause or with good reason, while our other NEOs are entitled to severance equal to one and one-half times base salary and bonus. We believe that a higher severance multiple for our chief executive officer is needed in order to attract and retain the individual we believe is best suited for the position. Our chief executive officer is the individual the public and our stockholders most closely identify as the face of the company. The chief executive officer has the greatest individual impact on our success and faces the greatest personal financial risks when the company takes risks. Our Change in Control Severance Plan for Corporate Officers also provides that the vesting of all unvested equity awards would be accelerated under qualifying termination scenarios based on a "double-trigger" in which payments of cash and vesting of equity awards occur only if termination of employment without cause or by a participant for good reason occurs during the two-year period after a change in control.

Corporate Officer Severance Plan

ADP's Corporate Officer Severance Plan is for purposes of involuntary terminations other than for cause in the absence of a change in control. This plan is designed to: (i) attract and retain executive officers by providing a level of protection against involuntary job loss, (ii) provide an appropriate level of benefit to enable executive officers to transition to new employment, and (iii) as permitted by applicable law, secure restrictive covenants such as non-compete, non-solicitation, etc.

Our Corporate Officer Severance Plan is described in more detail below under "Potential Payments To Named Executive Officers Upon Termination or Change in Control." Under a qualifying termination, executive officers receive 18 months of base salary continuation (24 months for the chief executive officer), prorated bonus for year of termination, and continuation of vesting of equity awards during the salary continuation period, subject to proration in respect of certain performance-based equity awards.

The severance formulas we use for executive officers are each designed to provide the level of temporary replacement income we feel is appropriate for that position.

Accounting and Tax Considerations

We consider accounting and tax implications when we design our equity-based and cash compensation programs and when we make awards or grants. Section 162(m) of the Internal Revenue Code, as amended by the Tax Cuts and Jobs Act of 2017, generally limits the deductibility of certain compensation in excess of $1 million paid in any one year to any "covered employee." A "covered employee" under Section 162(m) is any employee who has served as our CEO, CFO or other NEO for tax years after December 31, 2016. Prior to the amendment, qualified performance-based compensation was not subject to this deduction limit if certain requirements were met. Under the Tax Cuts and Jobs Act of 2017, the performance-based exception has been repealed, unless compensation paid to any "covered employee" qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Historically, we strove to make only those cash and equity-based awards and grants that qualified as performance-based compensation or that we otherwise could deduct when determining our corporate taxes.

Compensation Discussion and Analysis

We do not expect the disallowance of a deduction for compensation paid to our NEOs in excess of $1 million, as a result of these changes to Section 162(m), to significantly alter our compensation programs. The overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the pay component and the stockholder value that management and the committee believe the pay component reinforces.

Clawback Policy

We have a rigorous Clawback Policy which exceeds the Nasdaq listing requirements and that provides the committee with discretion to recover both cash and equity incentive compensation from all current and former corporate officers (including any executive officers). A recipient's award may be forfeited and required to be recovered, as applicable, if the recipient engages in activity that is in conflict with or adverse to our interests, including but not limited to fraud. In addition, effective December 1, 2023, the policy was updated in order to comply with current Nasdaq clawback listing standards, which require the mandatory clawback of incentive compensation in the case of financial restatement due to a material non-compliance with financial reporting requirements under the applicable federal securities laws.

No-Hedging and No-Pledging Policy

Our insider trading policy prohibits all of our directors and employees, including our executive officers, from engaging in any hedging or similar transactions involving ADP securities. The policy also prohibits all of our directors and employees, including our executive officers, from holding ADP securities in a margin account or pledging ADP securities as collateral for a loan. Our insider trading policy is available online on our corporate website at *www.adp.com*. To access this document, click on "About," then "Corporate Responsibility," and then "Ethics."

Stock Ownership Guidelines

The committee has established stock ownership guidelines to encourage equity ownership by our executive officers in order to reinforce the link between their financial interests and those of our stockholders. We set the stock ownership guidelines on the basis of each executive officer's pay grade, expressed as a multiple of the executive officer's base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) consists of stock owned outright by the executive officer or beneficially through ownership by direct family members (spouses and/ or dependent children).

Under our stock ownership guidelines, Ms. Black is expected to own an amount of our stock equal in value to six times her base salary and our other NEOs are expected to own an amount of our stock equal in value to three times their respective base salaries (Mr. Rodriguez's requirement was six times his base salary as executive chair). Executive officers whose ownership levels are below the minimum required levels are required to retain as shares of common stock at least 75% of post-tax net gains on stock option exercises, and 75% of shares (net of taxes) received upon vesting of RSUs or received under our PSU program. As of the end of fiscal year 2024, all NEOs met their respective stock ownership guideline.

Compensation and Management Development Committee Report

The compensation and management development committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis section of the company's 2024 proxy statement. Based on its review and discussions with management, the compensation and management development committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's 2024 proxy statement.

Compensation and Management Development Committee of the Board of Directors

Scott F. Powers, Chair
David V. Goeckeler
John P. Jones
Francine S. Katsoudas

Compensation of Executive Officers

Summary Compensation Table for Fiscal Year 2024

Name and Principal Position (a)	Year (b)	Salary ($)[1] (c)	Bonus ($) (d)	Stock Awards ($)[2] (e)	Option Awards ($)[2] (f)	Non-Equity Incentive Plan Compensation ($)[3] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] (h)	All Other Compensation ($)[5] (i)	Total ($) (j)
Maria Black	2024	$1,200,000	$0	$11,102,069	$0	$2,983,200	$7,888	$573,628	$15,866,785
President and Chief	2023	$966,000	$0	$7,304,354	$0	$2,094,400	$1,879	$315,685	$10,682,318
Executive Officer	2022	$709,000	$0	$3,272,096	$1,019,999	$1,558,000	$0	$320,185	$6,879,280
Don McGuire	2024	$696,300	$0	$4,468,799	$0	$1,298,300	$0	$222,955	$6,686,354
Chief Financial Officer	2023	$676,000	$0	$3,443,994	$0	$1,103,200	$0	$371,918	$5,595,112
	2022	$603,173	$0	$3,622,595	$419,976	$1,306,040	$0	$1,508,633	$7,460,417
John C. Ayala	2024	$749,800	$0	$4,800,962	$0	$1,398,000	$14,982	$198,325	$7,162,069
Chief Operating Officer	2023	$728,000	$0	$4,907,932	$0	$1,188,100	$0	$190,237	$7,014,269
	2022	$658,600	$0	$3,022,146	$1,019,999	$1,363,300	$0	$184,942	$6,248,987
Michael A. Bonarti	2024	$642,700	$0	$3,638,626	$0	$798,900	$28,439	$167,353	$5,276,018
Chief Administrative Officer	2023	$624,000	$0	$3,742,047	$0	$678,900	$0	$132,600	$5,177,547
Joseph DeSilva	2024	$600,000	$0	$2,808,497	$0	$745,800	$5,034	$152,419	$4,311,750
President, Global Sales	2023	$550,000	$0	$2,761,080	$0	$478,700	$803	$102,544	$3,893,127
Carlos A. Rodriguez	2024	$353,150	$0	$12,034,067	$0	$0	$114,218	$799,601	$13,301,036
Former Executive Chair	2023	$908,100	$0	$16,475,482	$0	$1,729,000	$0	$251,489	$19,364,071
	2022	$1,164,200	$0	$9,813,507	$5,799,969	$3,627,600	$0	$421,816	$20,827,092

(1) For fiscal year 2022, Mr. McGuire's salary was paid in his home country currency of Canadian dollars (CAD) and has been converted to USD based on the average daily exchange rate for fiscal year 2022 of 0.790000 (CAD to USD).

(2) Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in fiscal years 2024, 2023 and 2022 computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 10 to our audited consolidated financial statements for the fiscal year ended June 30, 2024 included in our annual report on Form 10-K for the fiscal year ended June 30, 2024. The amounts shown in the Stock Awards column in respect of performance-based stock units ("PSUs") reflect the grant date fair value of such awards based upon the probable outcome of the performance condition as of the grant date. The awards for fiscal year 2024 are comprised of PSUs and time-based restricted stock units ("RSUs") for all NEOs. Consistent with the requirements of ASC Topic 718, the amounts relating to the PSUs for fiscal year 2024 represent the sum of (i) the grant date fair value of the third of three tranches of PSUs granted in September 2021, (ii) the grant date fair value of the second of three tranches of PSUs granted in September 2022 and (iii) the grant date fair value of the first of three tranches of PSUs granted in September 2023, and additionally, for Ms. Black and Messrs. Ayala and DeSilva, the grant date fair value of the third of three tranches of PSUs granted in January 2022 (in light of their promotions), and additionally, for Mr. McGuire, the grant date fair value of the third of three tranches of PSUs granted in October 2021 (in light of his promotion to CFO), and additionally, for Ms. Black, the grant date fair value of the second of three tranches of PSUs granted in January 2023 (in light of her promotion to CEO), in each case, reflecting that the performance goal(s) for the tranches was established in fiscal year 2024. The awards for fiscal year 2023 are comprised of PSUs and RSUs for all NEOs. Consistent with the requirements of ASC Topic 718, the amounts relating to the PSUs for fiscal year 2023 represent the sum of (i) the grant date fair value of the third of three tranches of PSUs granted in September 2020, (ii) the grant date fair value of the second of three tranches of PSUs granted in September 2021 and (iii) the grant date fair value of the first of three tranches of PSUs granted in September 2022, and additionally, for Ms. Black and Messrs. Ayala and DeSilva, the grant date fair value of the second of three tranches of PSUs granted in January 2022 (in light of their promotions), and additionally, for Mr. McGuire, the grant date fair value of the second of

three tranches of PSUs granted in October 2021 (in light of his promotion to CFO), and additionally, for Ms. Black, the grant date fair value of the first of three tranches of PSUs granted in January 2023 (in light of her promotion to CEO), in each case, reflecting that the performance goal(s) for the tranches was established in fiscal year 2023. The awards for fiscal year 2022 are comprised of PSUs for all NEOs, and also include an award of RSUs for Mr. McGuire. Consistent with the requirements of ASC Topic 718, the amounts relating to PSUs for fiscal year 2022 represent the sum of (i) the grant date fair value of the third of three tranches of PSUs granted in September 2019, (ii) the grant date fair value of the second of three tranches of PSUs granted in September 2020 and (iii) the grant date fair value of the first of three tranches of PSUs granted in September 2021, and additionally for Ms. Black and Mr. Ayala, the grant date fair value of the first of three tranches of PSUs granted in January 2022 (in light of their promotions), and additionally for Mr. McGuire, the grant date fair value of the first of three tranches of PSUs granted in October 2021 (in light of his promotion to CFO), in each case, reflecting that the performance goal for the tranches was established in fiscal year 2022. For PSUs granted in fiscal years 2023 and 2024, tranches are linked to adjusted net income and revenue ex-ZMPT goals, and include a relative TSR modifier at the end of the respective three-year performance period. Remaining tranches of PSUs granted in fiscal year 2024 will be linked to adjusted net income and revenue ex-ZMPT goals for fiscal years 2025 and 2026, respectively, and will be reported in the Summary Compensation Table in such fiscal years. The remaining tranche of PSUs granted in fiscal year 2023 will be linked to adjusted net income and revenue ex-ZMPT goals for fiscal year 2025, and will be reported in such fiscal year. For PSUs granted in fiscal year 2022, tranches are linked to adjusted net income goals. The grant date fair value of the PSUs granted in fiscal years 2024, 2023, and 2022, respectively, assuming achievement of the maximum level of performance are: Ms. Black, $14,237,313, $8,725,677, and $4,908,144; Mr. McGuire, $6,018,596, $4,201,121 and $2,381,055; Mr. Ayala, $6,650,057, $6,204,392, and $4,533,219; Mr. Bonarti, $4,987,310, and $4,738,237; Mr. DeSilva, $3,609,314, and $2,123,071; and Mr. Rodriguez, $18,275,525, $20,463,288, and $14,720,261.

(3) *Performance-based bonuses paid under the annual cash bonus plan are shown in this column. A discussion of our annual cash bonus plan may be found in our Compensation Discussion and Analysis under "Cash Compensation - Annual Cash Bonus."*

(4) *Amounts shown reflect the aggregate increase during the last fiscal year in the present value of the executive's benefit under our tax-qualified cash balance pension plan, the Automatic Data Processing, Inc. Pension Retirement Plan, and our non-qualified supplemental retirement plan, the Supplemental Officers Retirement Plan ("SORP"). Our SORP was frozen as of July 1, 2019. Therefore, actual accrued SORP benefits will not change going forward. However, the Change in Pension Value disclosed in column (h) will fluctuate from year-to-year, reflecting annual changes in the underlying discount rates and mortality rates. There were no above-market or preferential earnings on nonqualified deferred compensation. The Pension Retirement Plan and the SORP provide benefits in the form of a lump sum and/or an annuity. We calculated the present value as of June 30, 2021 based on the Pri-2012 white collar mortality table (projected generationally using scale MP-2020), a 3.25% interest crediting rate for the pension retirement plan, and a 2.55% discount rate; the present value as of June 30, 2022 is based on the Pri-2012 white collar mortality table (projected generationally using scale MP-2021), a 3.25% interest crediting rate for the pension retirement plan, and a 4.60% discount rate; the present value as of June 30, 2023 is based on the Pri-2012 white collar mortality table (projected generationally using scale MP-2021) mortality table, a 3.50% interest crediting rate for the pension retirement plan, and a 5.10% discount rate; and the present value as of June 30, 2024 is based on the Pri-2012 white collar mortality table (projected generationally using scale MP-2021) mortality table, a 3.70% interest crediting rate for the pension retirement plan, and a 5.40% discount rate. During fiscal year 2024 and after transitioning to a non-employee director, Mr. Rodriguez elected a distribution of his Pension Retirement Plan balance, as reflected in the Pension Benefits for Fiscal Year 2024 table.*

(5) *Please refer to the All Other Compensation for Fiscal Year 2024 table below for further information.*

Compensation of Executive Officers

All Other Compensation for Fiscal Year 2024

Name	Other Benefits[1]	Tax Payments[2]	Matching Charitable Contributions[3]	Total
Maria Black	$545,782	$7,846	$20,000	$573,628
Don McGuire	$178,389	$36,566	$8,000	$222,955
John C. Ayala	$197,725	$0	$600	$198,325
Michael A. Bonarti	$139,553	$0	$27,800	$167,353
Joseph DeSilva	$133,519	$0	$18,900	$152,419
Carlos A. Rodriguez	$769,451	$0	$30,150	$799,601

(1) Other Benefits include:

(a) Actual cost to the company of leasing automobiles (and covering related maintenance, registrations and insurance fees) used for personal travel: Ms. Black $13,726; Mr. McGuire, $13,205; Mr. Ayala, $18,558; Mr. Bonarti, $18,145; Mr. DeSilva, $24,966; and Mr. Rodriguez, $14,076.

(b) Matching contributions to the company's Retirement and Savings Plan (available to the company's associates generally): Ms. Black, $20,250; Mr. McGuire, $20,250; Mr. Ayala, $20,250; Mr. Bonarti, $20,250; Mr. DeSilva, $20,250; and Mr. Rodriguez, $20,250. Company contributions pursuant to the Automatic Data Processing, Inc. Executive Retirement Plan ("ERP") for ERP participants (which include amounts that were earned for fiscal year 2024 but not yet credited to the participants' accounts): Ms. Black, $314,406; Mr. McGuire, $139,318; Mr. Ayala, $151,574; Mr. Bonarti, $95,078; Mr. DeSilva, $87,414; and Mr. Rodriguez, $60,674.

(c) Life insurance and accidental death and dismemberment premiums paid by the company (available to the company's associates generally): Ms. Black, $988; Mr. McGuire, $988; Mr. Ayala, $988; Mr. Bonarti, $952; Mr. DeSilva, $889; and Mr. Rodriguez, $523.

(d) For Ms. Black, includes expenses of $6,114 associated with the company's relocation program, which to the extent necessary, are available to all associates in the company's relocation program.

(e) Personal travel on the company's aircraft with respect to Ms. Black, with an aggregate incremental cost incurred by the company of $190,298. Pursuant to company policy as chief executive officer, Ms. Black is required to reimburse the company for the amount of aggregate incremental cost in excess of $250,000 per fiscal year in connection with any personal use. Incremental cost is calculated by multiplying the personal flight time including empty aircraft positioning time, by the aircraft's hourly variable operating cost. Variable operating cost includes maintenance, fuel, cleaning, landing fees, flight fees, catering, and crew travel expenses, including hotels, meals and transportation. As executive chair, Mr. Rodriguez was also permitted to use the company's aircraft for personal travel. Pursuant to company policy as executive chair, Mr. Rodriguez reimbursed the company for the amount of aggregate incremental cost incurred by the company in connection with any personal use. Each executive is responsible for any income taxes related to personal use.

(f) Amount paid by the company on behalf of the executives and their spouses or significant others who accompanied them in connection with company events sponsored by the company: Mr. McGuire, $4,628; Mr. Ayala, $6,355; and Mr. Bonarti, $5,128.

(g) For Mr. Rodriguez, includes payments in connection with his transition from executive chair to a non-employee director effective January 31, 2024, including: pro-rata fiscal year 2024 bonus of $658,400; and $15,528 received in accrued unused vacation pay at the time of his transition.

(2) For Ms. Black, reflects the incremental cost to the company of tax-related payments associated with relocation benefits. For Mr. McGuire, reflects the incremental cost to the company of tax-related payments associated with his previous expatriate assignment in the United Kingdom that concluded at the end of fiscal year 2022. Tax payments are in accordance with the company's standard policies and available to all associates in the company's relocation program.

(3)   Reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any given US-based named executive officer's charitable contributions for that calendar year. Amounts may exceed $20,000 because, while matching charitable contributions are limited to $20,000 in a calendar year, this table reflects matching charitable contributions for the fiscal year ended June 30, 2024. In addition, in fiscal year 2024, the ADP Foundation offered an additional match of up to a maximum of $20,000 for any donations made on Giving Tuesday. For Mr. Rodriguez, the total includes a $10,000 matching charitable contribution on a contribution he made as a non-employee director, which is also shown in the "Director Compensation Table for Fiscal Year 2024" under "Compensation of Non-Employee Directors" in this proxy statement.

Compensation of Executive Officers

Grants of Plan-Based Awards Table for Fiscal Year 2024

Name	Grant Date[1]	Date of Corporate Action[1]	Plan Under which Grant was Made[2]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[4]
				Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #				
(a)	(b)	(bb)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Maria Black			Cash Bonus	$0	$2,400,000	$4,800,000							
	9/1/2023	8/3/2023	PSU[5]				2,999	5,998	8,997				$1,533,903
	9/1/2023	8/3/2023	PSU[6]				4,190	8,380	12,571				$2,368,282
	9/1/2023	8/3/2023	PSU[7]				6,369	12,739	25,477				$3,599,947
	9/1/2023	6/7/2023	RSU							14,076			$3,599,937
Don McGuire			Cash Bonus	$0	$1,044,450	$2,088,900							
	9/1/2023	8/3/2023	PSU[5]				2,110	4,219	6,329				$1,079,009
	9/1/2023	8/3/2023	PSU[6]				1,787	3,574	5,362				$1,010,107
	9/1/2023	8/3/2023	PSU[7]				2,105	4,211	8,421				$1,189,934
	9/1/2023	6/7/2023	RSU							4,652			$1,189,749
John C. Ayala			Cash Bonus	$0	$1,124,700	$2,249,400							
	9/1/2023	8/3/2023	PSU[5]				2,492	4,984	7,476				$1,274,658
	9/1/2023	8/3/2023	PSU[6]				2,144	4,287	6,431				$1,211,600
	9/1/2023	8/3/2023	PSU[7]				2,048	4,096	8,191				$1,157,435
	9/1/2023	6/7/2023	RSU							4,525			$1,157,269
Michael A. Bonarti			Cash Bonus	$0	$624,700	$1,285,400							
	9/1/2023	8/3/2023	PSU[5]				1,692	3,384	5,076				$865,373
	9/1/2023	8/3/2023	PSU[6]				1,621	3,241	4,862				$915,907
	9/1/2023	8/3/2023	PSU[7]				1,643	3,286	6,573				$928,718
	9/1/2023	6/7/2023	RSU							3,631			$928,628
Joseph DeSilva			Cash Bonus	$0	$600,000	$1,200,000							
	9/1/2023	8/3/2023	PSU[5]				1,008	2,016	3,025				$515,677
	9/1/2023	8/3/2023	PSU[6]				961	1,921	2,882				$542,969
	9/1/2023	8/3/2023	PSU[7]				1,548	3,096	6,192				$874,930
	9/1/2023	6/7/2023	RSU							3,421			$874,921
Carlos A. Rodriguez			Cash Bonus[8]	$0	$529,725	$1,059,450							
	9/1/2023	8/3/2023	PSU[5]				7,010	14,019	21,029				$3,585,359
	9/1/2023	8/3/2023	PSU[6]				7,871	15,742	23,614				$4,448,783
	9/1/2023	8/3/2023	PSU[7]				3,539	7,077	14,154				$1,999,960
	9/1/2023	6/7/2023	RSU							7,820			$1,999,965

(1)   The grant dates shown in column (b) of the table were determined pursuant to FASB ASC Topic 718. The dates shown in column (bb) are the dates on which our compensation and management development committee set target award amounts under the PSU program and approved the RSU award amounts.

(2)   PSU refers to our performance-based stock unit awards granted under our 2018 Omnibus Award Plan. RSU refers to our time-based restricted stock unit awards granted under our 2018 Omnibus award plan.

(3)   No payouts will be made if actual performance is below threshold level.

(4)   We computed the grant date fair value of each PSU and RSU award shown in column (l) in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 10 to our audited consolidated financial statements for the fiscal year ending June 30, 2024 included in our annual report on Form 10-K for the fiscal year ended June 30, 2024.

(5) Consistent with the requirements of ASC Topic 718, the amount represents the third of three tranches of the PSU award that was granted in September 2021 for which the grant date fair value was established in September 2023. The units earned from this award will be paid out in September 2024. For Ms. Black and Messrs. Ayala and DeSilva, the amount also includes the third of three tranches of the PSU award that was granted in January 2022 (in light of their promotions), which had the same terms and conditions as the PSU award granted in September 2021. For these tranches, the grant date fair value was established in September 2023 and the units earned will be paid out in September 2024. For Mr. McGuire, the amount also includes the third of three tranches of the PSU award that was granted in October 2021 (in light of his promotion to CFO), which had the same terms and conditions as the PSU award granted in September 2021. For this tranche, the grant date fair value was established in September 2023 and the units earned will be paid out in September 2024.

(6) Consistent with the requirements of ASC Topic 718, the amount represents the second of three tranches of the PSU award that was granted in September 2022 for which the grant date fair value was established in September 2023. This tranche has the same terms and conditions as the PSU award granted in September 2022, and the units earned from this award will be paid out in September 2025. For Ms. Black, the amount also includes the second of three tranches of the PSU award that was granted in January 2023 (in light of her promotion to CEO) for which the grant date fair value was established in September 2023. The units earned from this award will be paid out in September 2025.

(7) Consistent with the requirements of ASC Topic 718, the amount represents the first of three tranches of the PSU award that was granted in September 2023 for which the grant date fair value was established in September 2023. The units earned from this award will be paid out in September 2026.

(8) Mr. Rodriguez's bonus target is prorated to reflect service as executive chair during fiscal year 2024 through January 31, 2024.

Restricted Stock Units/Performance Stock Units

We grant restricted stock units under our amended and restated 2018 Omnibus Award Plan ("2018 Omnibus Award Plan").

Restricted stock unit ("RSU") awards vest over periods determined by our compensation and management development committee (the "committee"). We also grant performance-based stock unit ("PSU") awards to our senior executives which vest based on financial objectives that are measured over a three-year performance cycle comprised of three one-year performance periods, subject to a relative total shareholder return modifier measured over the full three-year performance cycle. Recipients of RSU awards whose home country is the United States are entitled to receive dividend equivalents, payable in cash, in respect of all unvested RSUs. Recipients of PSU awards receive dividend equivalents with respect to the target number of shares of stock subject to the PSUs, from the grant date of the target award until the issuance date, and assuming all dividend equivalents were reinvested in ADP stock at the time regular dividends are paid. Such reinvested dividend equivalents are distributed only with respect to shares of

ADP stock that have been issued in connection with PSUs earned. We require that participants agree to be bound by a restrictive covenant containing non-compete, non-solicitation, and confidentiality obligations as a condition to the grant of RSUs and PSUs, as permitted by applicable law.

Awards of RSUs and PSUs may receive different vesting treatment outside the standard schedule for certain events as described below.

For RSUs:

- granted effective September 1, 2022, if, after reaching the first anniversary of the grant date, a participating senior executive's employment with the company is terminated due to retirement (defined as voluntary termination of employment at or after age 55 with 10 years of service), such senior executive will be entitled to continued vesting of the RSUs in accordance with the normal vesting schedule set forth in the applicable award agreement (or accelerated vesting on the termination date for senior executives with a home country outside the United States).

- granted effective September 1, 2023, if, after reaching January 1 of the fiscal year of the grant date, a participating senior executive's employment with the company is terminated due to retirement (defined as voluntary termination of employment at or after age 55 with 10 years of service), such senior executive will be entitled to continued vesting of the RSUs in accordance with the normal vesting schedule set forth in the applicable award agreement (or accelerated vesting on the termination date for senior executives with a home country outside the United States). If a participant's employment is terminated due to death or disability, vesting is accelerated on the termination date.

For PSUs:

- granted prior to September 1, 2023, if, after completion of the first measurement year of the three-year performance period, a participant's employment with the company is terminated prior to the expiration of the performance period due to death, disability or retirement (defined as voluntary termination of employment at or after age 65, or age 55 with 10 years of service), a participant will be entitled to receive a prorated portion (based on the number of completed months in the performance period through the date of termination of employment, divided by 36) of the PSUs earned for such performance period, with settlement of such PSUs (if any) occurring in accordance with the normal vesting schedule set forth in the applicable award agreement (which, in the case of death or disability, including any death or disability occurring after retirement, prorated PSUs earned will be subject to accelerated vesting and determined by assuming 100% achievement for each measurement year in the performance period not completed prior to the participant's death or disability, inclusive of the modifier metric).

- granted effective September 1, 2023, if, after reaching January 1 of the fiscal year of the grant date, a participant's employment with the company is

terminated prior to the expiration of the performance period due to retirement (defined as voluntary termination of employment at or after age 65, or age 55 with 10 years of service), a participant will be entitled to receive continued vesting of the PSUs, subject to adjustment based on actual performance achievement, with settlement of such PSUs (if any) occurring in accordance with the normal vesting schedule set forth in the applicable award agreement. If, after reaching January 1 of the fiscal year of the grant date, a participant's employment with the company is terminated prior to the expiration of the performance period due to death or disability (or if such participant's death or disability occurs after retirement), a participant will be entitled to receive on the date of such death or disability accelerated vesting of the PSUs earned for such performance period (assuming 100% achievement for each measurement year in the performance period not completed prior to the participant's death or disability, inclusive of the modifier metric).

Except as described above or as otherwise determined by the committee (or, in the case of PSUs, as specified in an applicable award agreement), the unvested portion of any RSUs and all outstanding PSUs, including any applicable dividend equivalents, are forfeited without consideration upon the participant's termination of employment.

RSU and PSU awards under our 2018 Omnibus Award Plan allow (or require, in cases of financial restatement under our Clawback Policy, as appropriate) the committee to cause a recipient's award to be forfeited, and to require the recipient to pay to the company any gain realized on the award, if the recipient engages in an activity that is in conflict with or adverse to the company's interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Options

Starting with fiscal year 2023, we no longer grant stock options. Previously, we granted stock options under our 2018 Omnibus Award Plan with an exercise price equal to our closing stock price on the date of grant. Prior to

the approval of the 2018 Omnibus Award Plan by our stockholders in November 2018, we granted stock options under our previous amended and restated 2008 Omnibus Award Plan (the "Prior Plan").

Compensation of Executive Officers

No option may be exercised after the expiration of its ten-year term, and awards generally vest over a 4-year period. We require that participants agree to be bound by a restrictive covenant containing non-compete, non-solicitation, and confidentiality obligations as a condition to the grant, as permitted by applicable law.

Stock options granted under our 2018 Omnibus Award Plan become fully vested and exercisable upon the death or disability of an option holder who (i) is an active employee, (ii) satisfied the company's retirement criteria and retired on or after age 55 with 10 years of service ("Normal Retirement"), or (iii) retired in the previous twelve months on or after age 55 with between five and 10 years of service. Stock options will continue to vest following a Normal Retirement that occurs after the first anniversary of an option's grant date.

Vested options granted under our 2018 Omnibus Award Plan (and Prior Plan, as applicable) may generally be exercised for up to 60 days following an option holder's termination of employment with the company (or per past company practice, the severance end date, if later), provided that:

- option holders who retire on or after Normal Retirement will have 37 months following retirement (or per past company practice, the severance end date, if later) to exercise their vested options (subject to extension in the case of subsequent death);

- option holders who retire on or after age 55 with between five and 10 years of service will have 12 months following retirement (or per past company practice, the severance end date, if later) to exercise their vested options (subject to extension in the case of subsequent death);

- option holders who die or become disabled on or after eligibility for Normal Retirement will have 36 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability); and

- option holders who were not eligible for Normal Retirement on the date of death or disability will have 12 months following their death or disability to exercise their vested options (subject to extension in the case of subsequent death following a disability).

Stock option awards under our 2018 Omnibus Award Plan (and Prior Plan, as applicable) allow our committee to cause a recipient's award to be forfeited, and to require the recipient to pay to the company any option gain, if the recipient engages in an activity that is in conflict with or adverse to the company's interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Outstanding Equity Awards for Fiscal Year-End 2024

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Maria Black	9/1/2020		11,427	$138.53	8/31/2030				
	9/1/2021	15,440	15,441	$206.86	8/31/2031				
	9/1/2022					3,812	$909,886		
	1/1/2023					2,302	$549,464		
	9/1/2023					14,076	$3,359,800		
	9/1/2022							11,876	$2,834,625
	1/1/2023							7,231	$1,726,063
	9/1/2023							14,140	$3,375,058
Don McGuire	9/1/2020		3,982	$138.53	8/31/2030				
	9/1/2021	3,179	6,358	$206.86	8/31/2031				
	9/1/2022					2,495	$595,532		
	9/1/2023					4,652	$1,110,386		
	9/1/2022							8,149	$1,945,199
	9/1/2023							4,674	$1,115,599
John C. Ayala	9/1/2020		11,427	$138.53	8/31/2030				
	9/1/2021	7,720	15,441	$206.86	8/31/2031				
	9/1/2022					2,993	$714,399		
	9/1/2023					4,525	$1,080,072		
	9/1/2022							9,775	$2,333,223
	9/1/2023							4,546	$1,085,130
Michael A. Bonarti	9/1/2020		9,696	$138.53	8/31/2030				
	9/1/2021	13,623	13,624	$206.86	8/31/2031				
	9/1/2022					2,263	$540,155		
	9/1/2023					3,631	$866,683		
	9/1/2022							7,389	$1,763,795
	9/1/2023							3,648	$870,701
Joseph DeSilva	9/1/2020		1,905	$138.53	8/31/2030				
	9/1/2021	3,973	3,974	$206.86	8/31/2031				
	9/1/2022					1,406	$335,598		
	6/12/2023					2,290	$546,600		
	9/1/2023					3,421	$816,558		
	9/1/2022							4,381	$1,045,615
	9/1/2023							3,437	$820,273
Carlos A. Rodriguez	9/1/2020		58,865	$138.53	8/31/2030				
	9/1/2021	87,798	87,799	$206.86	8/31/2031				
	9/1/2022					10,991	$2,623,442		
	9/1/2023					7,820	$1,866,556		
	9/1/2022							35,893	$8,567,186
	9/1/2023							7,855	$1,875,022

(1)   Market value based on the June 28, 2024 closing price of our common stock of $238.69 per share.

(2)   The amount shown for the PSU awards granted on September 1, 2022 and January 1, 2023 includes only units relating to two thirds of the full target award for which adjusted net income and revenue ex-ZMPT goals have been established, and reflects the number of units earned based on performance against the related goals for fiscal years 2023 and 2024. The amount shown for the PSU award granted on September 1, 2023 includes units relating to one third of the full target award for which adjusted net income and revenue ex-ZMPT goals have been established, and reflects the number of units earned based on performance against the related goals for fiscal year 2024. All amounts exclude accrued dividend equivalents. In each case, the amounts shown are subject to potential reduction based on our actual TSR performance over the entire three-fiscal-year period ending June 30, 2025 and June 30, 2026, respectively. In addition, the PSUs granted September 1, 2022, January 1, 2023, and September 1, 2023 are subject to a relative TSR modifier, which may increase or decrease the amounts earned based on performance against the S&P 500 for the three-fiscal-year period ending June 30, 2025 for the September 1, 2022 and January 1, 2023 PSU awards, and ending June 30, 2026 for the September 1, 2023 PSU award.

Compensation of Executive Officers

Outstanding Equity Vesting Schedule for Fiscal Year-End 2024

	Option Awards		Stock Awards	
	Grant Date	**Vesting from Grant date**	**Grant or Award Date**	**Vesting Schedule**
Maria Black	9/1/2020	25% vested on 9/1/2021	9/1/2022	100% vests on 6/30/2025
		25% vested on 9/1/2022	9/1/2022	33% vested on 9/1/2023
		25% vested on 9/1/2023		33% vests on 9/1/2024
		25% vests on 9/1/2024		33% vests on 9/1/2025
	9/1/2021	25% vested on 9/1/2022	1/1/2023	100% vests on 6/30/2025
		25% vested on 9/1/2023	1/1/2023	33% vested on 1/1/2024
		25% vests on 9/1/2024		33% vests on 1/1/2025
		25% vests on 9/1/2025		33% vests on 1/1/2026
			9/1/2023	100% vests on 6/30/2026
			9/1/2023	33% vested on 9/1/2024
				33% vests on 9/1/2025
				33% vests on 9/1/2026
Don McGuire	9/1/2020	25% vested on 9/1/2021	9/1/2022	100% vests on 6/30/2025
		25% vested on 9/1/2022	9/1/2022	33% vested on 9/1/2023
		25% vested on 9/1/2023		33% vests on 9/1/2024 [1]
		25% vests on 9/1/2024		33% vests on 9/1/2025 [1]
	9/1/2021	25% vested on 9/1/2022	9/1/2023	100% vests on 6/30/2026
		25% vested on 9/1/2023	9/1/2023	33% vests on 9/1/2024
		25% vests on 9/1/2024		33% vests on 9/1/2025
		25% vests on 9/1/2025		33% vests on 9/1/2026
John C. Ayala	9/1/2020	25% vested on 9/1/2021	9/1/2022	100% vests on 6/30/2025
		25% vested on 9/1/2022	9/1/2022	33% vested on 9/1/2023
		25% vested on 9/1/2023		33% vests on 9/1/2024 [1]
		25% vests on 9/1/2024		33% vests on 9/1/2025 [1]
	9/1/2021	25% vested on 9/1/2022	9/1/2023	100% vests on 6/30/2026
		25% vested on 9/1/2023	9/1/2023	33% vests on 9/1/2024
		25% vests on 9/1/2024		33% vests on 9/1/2025
		25% vests on 9/1/2025		33% vests on 9/1/2026
Michael A. Bonarti	9/1/2020	25% vested on 9/1/2021	9/1/2022	100% vests on 6/30/2025
		25% vested on 9/1/2022	9/1/2022	33% vested on 9/1/2023
		25% vested on 9/1/2023		33% vests on 9/1/2024 [1]
		25% vests on 9/1/2024		33% vests on 9/1/2025 [1]
	9/1/2021	25% vested on 9/1/2022	9/1/2023	100% vests on 6/30/2026
		25% vested on 9/1/2023	9/1/2023	33% vests on 9/1/2024
		25% vests on 9/1/2024		33% vests on 9/1/2025
		25% vests on 9/1/2025		33% vests on 9/1/2026
Joseph DeSilva	9/1/2020	25% vested on 9/1/2021	9/1/2022	100% vests on 6/30/2025
		25% vested on 9/1/2022	9/1/2022	33% vested on 9/1/2023
		25% vested on 9/1/2023		33% vests on 9/1/2024
		25% vests on 9/1/2024		33% vests on 9/1/2025
	9/1/2021	25% vested on 9/1/2022	6/12/2023	50% vested on 6/12/2024
		25% vested on 9/1/2023		50% vests on 6/12/2025
		25% vests on 9/1/2024	9/1/2023	100% vests on 6/30/2026
		25% vests on 9/1/2025	9/1/2023	33% vests on 9/1/2024
				33% vests on 9/1/2025
				33% vests on 9/1/2026

Compensation of Executive Officers

	Option Awards		Stock Awards	
	Grant Date	**Vesting from Grant date**	**Grant or Award Date**	**Vesting Schedule**
Carlos A. Rodriguez	9/1/2020	25% vested on 9/1/2021	9/1/2022	100% vests on 6/30/2025
		25% vested on 9/1/2022	9/1/2022	33% vested on 9/1/2023
		25% vested on 9/1/2023		33% vests on 9/1/2024 [1]
		25% vests on 9/1/2024		33% vests on 9/1/2025 [1]
	9/1/2021	25% vested on 9/1/2022	9/1/2023	100% vests on 6/30/2026
		25% vested on 9/1/2023	9/1/2023	33% vests on 9/1/2024
		25% vests on 9/1/2024		33% vests on 9/1/2025
		25% vests on 9/1/2025		33% vests on 9/1/2026

(1)   Outstanding balances were reduced on December 11, 2023 in order to satisfy tax withholding obligations associated with becoming eligible for full continued vesting upon separation from the company due to retirement, pursuant to the terms of the September 1, 2022 RSU award agreements.

Compensation of Executive Officers

Option Exercises and Stock Vested Table for Fiscal Year 2024

	Option Awards		Stock Awards[7]	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
(a)	(b)	(c)	(d)	(e)
Maria Black[1]	20,033	$2,064,025	27,319	$6,772,531
Don McGuire[2]	10,695	$810,863	15,081	$3,709,848
John C. Ayala[3]	27,753	$2,429,571	25,976	$6,452,021
Michael A. Bonarti[4]	36,134	$4,003,397	21,880	$5,433,757
Joseph DeSilva[5]	1,904	$221,759	7,036	$1,745,976
Carlos A. Rodriguez[6]	111,118	$10,666,793	86,639	$21,523,315

(1) *Ms. Black exercised options to purchase 20,033 shares on September 1, 2023 with a weighted average exercise price of $151.98 and a weighted average market price of $255.01. She acquired 24,263 shares with a market price of $248.00 on August 3, 2023; 1,905 shares with a market price of $255.75 on September 1, 2023; and 1,151 shares with a market price of $232.97 on January 1, 2024.*

(2) *Mr. McGuire exercised options to purchase 10,695 shares on February 1, 2024 with a weighted average exercise price of $169.18 and a market price of $245.00. He acquired 8,455 shares with a market price of $248.00 on August 3, 2023; 1,307 shares with a market price of $255.75 on September 1, 2023; and 5,198 shares with a market price of $240.58 on October 1, 2023. The Number of Shares Acquired on Vesting column includes 121 shares withheld on December 11, 2023, with a market price of $233.29, in order to satisfy tax withholding obligations associated with becoming eligible for full continued vesting upon separation from the company due to retirement, pursuant to the terms of the September 1, 2022 RSU award agreement.*

(3) *Mr. Ayala exercised options to purchase 27,753 shares on September 1, 2023 with a weighted average exercise price of $167.25 and a market price of $254.79. He acquired 24,263 shares with a market price of $248.00 on August 3, 2023; and 1,568 shares with a market price of $255.75 on September 1, 2023. The Number of Shares Acquired on Vesting column includes 145 shares withheld on December 11, 2023, with a market price of $233.29, in order to satisfy tax withholding obligations associated with becoming eligible for full continued vesting upon separation from the company due to retirement, pursuant to the terms of the September 1, 2022 RSU award agreement.*

(4) *Mr. Bonarti exercised options to purchase 7,049 shares on July 27, 2023 with an exercise price of $146.75 and a market price of $254.75; and 29,085 shares on February 6, 2024 with an exercise price of $138.53 and a market price of $250.00. He acquired 20,586 shares with a market price of $248.00 on August 3, 2023; and 1,185 shares with a market price of $255.75 on September 1, 2023. The Number of Shares Acquired on Vesting column includes 109 shares withheld on December 11, 2023, with a market price of $233.29, in order to satisfy tax withholding obligations associated with becoming eligible for full continued vesting upon separation from the company due to retirement, pursuant to the terms of the September 1, 2022 RSU award agreement.*

(5) *Mr. DeSilva exercised options to purchase 1,904 shares on February 22, 2024 with an exercise price of $138.53 and a market price of $255.00. He acquired 4,044 shares with a market price of $248.00 on August 3, 2023; 703 shares with a market price of $255.75 on September 1, 2023; and 2,289 shares with a market price of $246.13 on June 12, 2024.*

(6) *Mr. Rodriguez exercised options to purchase 58,864 shares on September 7, 2023 with an exercise price of $138.53 and a weighted average market price of $250.42; and 52,254 shares on September 12, 2023 with an exercise price of $169.84 and a weighted average market price of $247.93. He acquired 80,351 shares with a market price of $248.00 on August 3, 2023; and 5,759 shares with a market price of $255.75 on September 1, 2023. The Number of Shares Acquired on Vesting column includes 529 shares withheld on December 11, 2023, with a market price of $233.29, in order to satisfy tax withholding obligations associated with becoming eligible for full continued vesting upon separation from the company due to retirement, pursuant to the terms of the September 1, 2022 RSU award agreement.*

(7) *For the number of shares acquired on vesting, fractional shares issued have been rounded to the nearest whole number.*

Compensation of Executive Officers

Pension Benefits for Fiscal Year 2024

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[2][3][4]	Payments During Last Fiscal Year
(a)	(b)	(c)	(d)	(e)
Maria Black	Automatic Data Processing, Inc. Pension Retirement Plan	25.05	$196,935	$0
Don McGuire		0	$0	$0
John C. Ayala	Automatic Data Processing, Inc. Pension Retirement Plan	32.50	$231,316	$0
	Supplemental Officers Retirement Plan	13.00	$1,198,498	$0
Michael A. Bonarti	Automatic Data Processing, Inc. Pension Retirement Plan	26.50	$354,416	$0
	Supplemental Officers Retirement Plan	14.00	$1,565,101	$0
Joseph DeSilva	Automatic Data Processing, Inc. Pension Retirement Plan	19.50	$129,794	$0
Carlos A. Rodriguez	Automatic Data Processing, Inc. Pension Retirement Plan	0	$0	$345,820
	Supplemental Officers Retirement Plan	21.08	$9,383,146	$0

(1) Consists of the number of years of service credited as of June 30, 2024 for the purpose of determining benefit service under the applicable pension plan. Credited service is defined in the Supplemental Officers Retirement Plan as the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989 and subject, in the case of vesting, to a schedule set forth in the Supplemental Officers Retirement Plan. Executives must be selected for participation in the Supplemental Officers Retirement Plan. Credited service under the Pension Retirement Plan is defined as elapsed time of employment with the company starting on January 1 following the completion of six months of service.

(2) The Pension Retirement Plan and Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the actuarial present values of accumulated benefits as of June 30, 2024 under the Pension Retirement Plan and the Supplemental Officers Retirement Plan using the Pri-2012 white collar mortality table (projected generationally using scale MP-2021), a 3.70% interest crediting rate for the pension retirement plan, and a 5.40% discount rate.

(3) Cash balances under the Pension Retirement Plan are included in the present values shown for the Pension Retirement Plan in column (d) and at June 30, 2024 are as follows: Ms. Black, $249,015; Mr. Ayala, $260,470; Mr. Bonarti, $391,436; and Mr. DeSilva, $168,006. Mr. Rodriguez elected a distribution of his full balance during fiscal year 2024, as reflected in column (e).

(4) The present values of accumulated benefits for the Pension Retirement Plan and the Supplemental Officers Retirement Plan were determined based on the retirement at age of 65 (normal retirement age under these Plans).

Compensation of Executive Officers

Automatic Data Processing, Inc. Pension Retirement Plan

The Pension Retirement Plan ("Pension Retirement Plan") is a tax-qualified defined benefit plan covering U.S. employees of the company. The Pension Retirement Plan was closed to new participants as of January 2015 and was frozen as of July 1, 2020. Participants retained their accrued benefit as of June 30, 2020 with no future accruals due to pay and/or service. Accounts continue to earn interest based upon the ten-year U.S. Treasury constant maturity rates. A participant must have three years of service to receive any benefit.

Prior to the freeze, the company credited participants' notional accounts with annual contributions which were determined based upon base salary and years of service. The contributions ranged from 2.1% to 10% of base salary.

Compensation used to determine the benefits in any given year is limited to calendar year base salary up to the IRS compensation limit in effect for the plan year.

Effective as of July 1, 2020, the matching contribution under our 401(k) Plan for participants impacted by the Pension Retirement Plan freeze was increased to $1.00 for every $1.00 a participant contributes up to 6% of eligible pay. Previously, Pension Retirement Plan participants received a 401(k) matching contribution of up to $.70 for every $1.00 up to 6% of eligible pay. The compensation and management development committee approved these changes in 2020 to align our retirement programs to the market.

Supplemental Officers Retirement Plan

The company sponsors a Supplemental Officers Retirement Plan ("SORP"), which is a non-qualified defined benefit plan that pays a lump sum or an annuity upon retirement. Eligible participants include certain NEOs. Since July 1, 2019, the SORP has been frozen. Participants retain their accrued benefit as of June 30, 2019 with no future accruals due to pay and/or service. The SORP was previously closed to new entrants in January 2014. On August 14, 2008, our board of directors approved amendments to the SORP, which implemented changes to the SORP benefits formula and the early retirement factors, in each case, used for any active employee not already earning a benefit by January 1, 2008 or any participant who had not attained age 50 by January 1, 2009, as well as changes relating to the forms of benefit available for all current and future participants.

On November 10, 2009, our board of directors approved additional amendments effective January 1, 2010, to provide that for both benefit accrual and vesting credit, service will be determined based on the number of months elapsed from the later of a participant's entry into the plan and January 1, 1989, and subject, in the case of vesting, to a schedule set forth in the SORP, and also provide that effective after December 31, 2009, our chief executive officer would no longer be able to grant service credit in his/her discretion to SORP participants who are involuntarily terminated or who receive severance from the company.

All participants must have at least five years of service to receive any benefit under the SORP. After 10 years of service, a participant will qualify for the full annual benefit. We refer to the percentage of the benefit that has been earned by a participant as the "vested percentage." The vested percentage is determined using a schedule set forth in the SORP.

SORP benefits begin on the earliest of (i) the later of attainment of age 60 and the first day of the seventh month following separation from service, (ii) disability, and (iii) death. Participants can receive their benefits in the form of a single life annuity, a 25%, 50%, 75%, or 100% joint and survivor annuity with a beneficiary, or a ten-year certain and life annuity. Subject to rules required under Section 409A of the Internal Revenue Code, participants may generally also elect to have either 25% or 50% of their benefits paid in a single lump sum. A participant who terminates employment by reason of disability is eligible to receive an unreduced benefit payable as of the participant's termination. Upon the death of a participant, the participant's surviving spouse or other designated beneficiary is eligible to receive a 50% survivor benefit, payable as a life annuity or, if elected, a guaranteed payment for 120 months only.

Compensation of Executive Officers

The amount of the annual benefit is determined by multiplying the participant's final average annual pay by a factor of 2%, the number of years of service (up to 20 years), and the participant's vested percentage. For participants with more than 20 years of service only, added to that first amount will be an amount determined by multiplying the participant's final average annual pay by a factor of 1%, up to five additional years of service, and the participant's vested percentage.

Final average annual pay will be based on salary, bonuses, and incentive payment awards, excluding any stock-based awards. The maximum annual plan benefit that may be paid will be limited to 45% of a participant's final average annual pay. A participant whose benefit payments begin before

the first day of the month on or after the participant's 65th birthday will receive payments reduced at a rate of 4/12 of 1% per month for each month (up to 36 months) by which the participant's benefit commencement precedes the participant's 65th birthday, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which the benefit commencement precedes the participant's 62nd birthday.

If within 24 months after a participant's employment terminates he or she violates the non-competition provisions of any agreement such participant has entered into with the company, such participant will forfeit all of his or her benefits under the SORP.

Deferred Compensation Program

Under the ADP Deferred Compensation Plan, all U.S. executives of the company (including the NEOs) can defer all or a portion of their annual cash bonuses, which may be allocated to notional investments selected by the participant. Participants can choose to invest their notional account in any of the investment funds that mirror the investment options available in the company's 401(k) Plan. Deferrals made prior to 2015 could have been invested in a fixed income fund, which is adjusted each fiscal year, and was 4.50% for fiscal year 2024. The company does not match deferrals by the NEOs or otherwise contribute any amounts to their deferred compensation accounts.

Each participant has the option of making a onetime election changing the timing and/or the form of distributions from his or her account. Any such change must comply with the "redeferral rules" in effect under

Section 409A of the Internal Revenue Code and may be used only to delay the timing and/or change the number of payments to be received. Participants may elect to receive payments of their deferred funds either in a lump sum payment or in installments. However, in the event of death, disability, or termination of employment prior to age 65, or age 55 with 10 years of service, payments are made in a lump sum regardless of a participant's election. Deferred funds and the earnings on such deferrals made for fiscal year 2005 and later may be distributed to a participant following separation from service only after a six-month delay. Distributions are subject to federal, state, and local income taxes on both the principal amount and investment earnings at the ordinary income rate in the year in which such payments are made.

Executive Retirement Plan

The Automatic Data Processing, Inc. Executive Retirement Plan ("ERP") is a non-qualified defined contribution plan that provides supplemental retirement benefits in excess of amounts available under the company's other tax-qualified and non-qualified retirement plans. NEOs and other U.S. corporate officers of the company are eligible to participate in the ERP and are automatically enrolled. When our

SORP was frozen effective July 1, 2019, Messrs. Ayala, Bonarti and Rodriguez, who participated in the SORP, were automatically enrolled in the ERP.

The ERP provides an annual contribution equal to 8% of total salary and bonus, less any contributions provided in the same plan year by the company's other qualified and non-qualified retirement plans. Company contributions are credited to a participant's account following the end of the applicable plan year. Participants can choose to invest their notional account in any of the investment funds that mirror the investment options available in the company's 401(k) Plan. A participant's account will be 100% vested after three years of continuous service with the company, or upon death or disability.

A participant will forfeit all of his or her benefits under the ERP if the participant's employment is terminated for cause or if, while employed, or within 24 months after a participant's employment terminates, he or she violates a non-competition, non-solicitation or non-disclosure provision of any agreement between the participant and the company.

Participants may elect to receive distributions from the ERP either in a lump sum payment or in annual installments. Each participant has the option of making a one-time election to change the form of distribution from his or her account. Any such change must comply with the rules in effect under Section 409A of the Internal Revenue Code. Contributions and earnings on such contributions are distributed to a participant following separation from service only after a six-month delay. However, in the event of death or if, upon separation from service a participant's account balance is less than $50,000, payments are made in a lump sum regardless of a participant's election.

Canada Supplementary Excess Retirement Plan

The ADP Canada Co. Supplementary Excess Retirement Plan ("SERP") provides supplemental retirement benefits for individuals whose combined contributions under the Group Registered Retirement Savings Plan ("RRSP") in a plan year are capped due to Canada Revenue Agency RRSP salary limits. Executives (including corporate officers) of ADP Canada Co. are eligible to participate in the SERP and are automatically enrolled.

The SERP provides an annual contribution equal to 6% of total salary and bonus up to the annual salary limit. Company contributions are credited to a participant's notional account each pay period. Participants can choose to invest their notional account in any of the investment funds available in the Canada Group RRSP (provided the funds are permissible under a notional plan). A participant's account will be 100% vested after three months of continuous service with the company, or upon death or disability.

A participant's benefit will be distributed in a lump sum or, if the participant is over the age of 55 and the account balance is over C$50,000, in annual installments. In addition, a participant may transfer all or a portion of the account balance to the Canada Group RRSP if contribution room is available.

Corporate officers in Canada are eligible to receive annually an additional 2% of total salary and bonus, without regards to the annual salary limit, to be deposited into the SERP notional account.

Mr. McGuire became a participant in the SERP in 2004. As a previous expatriate, he has not been eligible to participate in the Canada Group RRSP since January 1, 2009. Mr. McGuire became a corporate officer effective July 1, 2017. Effective July 1, 2022, Mr. McGuire officially transferred to the U.S. and is no longer eligible for the SERP. He is now a participant in the ERP discussed in the section above, effective July 1, 2022.

Compensation of Executive Officers

Non-Qualified Deferred Compensation for Fiscal Year 2024

Name	Plan Name	Executive Contributions in 2024	Registrant Contributions in 2024[1]	Aggregate Earnings in 2024[2]	Aggregate Balance at June 30, 2024[3]
(a)		(b)	(c)	(d)	(f)
Maria Black	ADP Executive Retirement Plan	$0	$239,752	$35,580	$836,730
Don McGuire	ADP Canada Co. Supplementary Excess Retirement Plan[4]	$0	$0	$32,773	$658,047
	ADP Executive Retirement Plan	$0	$123,348	$4,013	$145,647
John C. Ayala	ADP Executive Retirement Plan	$0	$134,360	$23,693	$543,710
Michael A. Bonarti	ADP Executive Retirement Plan	$0	$85,180	$30,248	$407,988
Joseph DeSilva	ADP Deferred Compensation Plan	$20,000	$0	$67,748	$461,215
	ADP Executive Retirement Plan	$0	$64,496	$35,802	$257,567
Carlos A. Rodriguez	ADP Deferred Compensation Plan	$0	$0	$285,469	$1,730,829
	ADP Executive Retirement Plan	$0	$166,952	$303,282	$1,875,516

(1) For Mr. DeSilva, column (b) excludes a deferral for the Deferred Compensation Plan of $25,000 of the annual bonus earned in fiscal year 2024 ($745,800), that is disclosed in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column and will be deposited in September 2024. The amounts listed in column (c) exclude company contributions earned during fiscal year 2024 for the Executive Retirement Plan that will be deposited in January 2025. These earned amounts are included in the fiscal year 2024 Summary Compensation Table, and can be referenced in footnote 1(b) of the All Other Compensation Table.

(2) The earnings amounts are not reported as compensation in fiscal year 2024 in the Summary Compensation Table, as they do not represent above-market or preferential earnings on deferred compensation.

(3) The amounts listed in column (f) reflect each NEO's aggregate balance at June 30, 2024, which is equal to the balance at June 30, 2023, increased by the NEO's actual contributions and earnings in fiscal year 2024. The following amounts were previously reported as compensation in the Summary Compensation Table for previous years for the Executive Retirement Plan: Ms. Black, $607,903; Mr. McGuire, $123,289; Mr. Ayala, $431,314; Mr. Bonarti, $85,183; Mr. DeSilva, $63,248; and Mr. Rodriguez, $1,075,944; for the Deferred Compensation Plan: Mr. DeSilva, $20,000; and for the Canada Co. Supplementary Excess Retirement Plan: Mr. McGuire, $163,963.

(4) Mr. McGuire no longer participates in the ADP Canada Co. Supplementary Excess Retirement Plan as a U.S. based Officer, however his account balance remains active. Values have been converted to USD based on the average daily exchange rate for fiscal year 2024 of 0.738171 (CAD to USD).

Potential Payments to Named Executive Officers Upon Termination or Change in Control

Change in Control Severance Plan for Corporate Officers

We maintain the Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers, which provides for the payment of specified benefits to officers selected by the board of directors if their employment terminates under certain circumstances after a change in control of the company. All NEOs participate in the change in control plan. As of June 30, 2024, there were 25 eligible participants in the change in control plan.

The change in control plan provides that a participant who is involuntarily terminated by the company without cause or who leaves for good reason during the two-year period following the occurrence of a change in control will receive:

- A lump sum payment equal to 150% (or in the case of our chief executive officer, 200%) of such participant's current total annual compensation;

- Full vesting of his or her stock options;

- Full vesting of any restricted shares or units; and

- The number of shares the participant would have been entitled to receive under the then-ongoing performance-based equity programs had all applicable performance goals been achieved at 100% target rate.

A participant's current total annual compensation equals his or her highest rate of annual salary during the calendar year in which his or her employment terminates or the year immediately prior to the year of such termination, plus his or her average annual cash bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which his or her employment terminates. Equity-based long-term incentives are excluded from the definition of total annual compensation.

The change in control plan defines "good reason" as the occurrence of any of the following events after a change in control without the participant's written consent:

- A material diminution in the participant's position, duties, responsibilities, or authority as of the date immediately prior to the change in control; or

- a reduction in a participant's base compensation or a failure to provide incentive compensation opportunities at least as favorable in the aggregate as those provided immediately prior to the change in control; or

- a failure to provide employee benefits at least as favorable in the aggregate as those provided immediately prior to the change in control; or

- a failure of any successor of the company to assume in writing the obligations under the change in control plan.

The change in control plan defines "cause" as:

- gross negligence or willful misconduct by a participant, which is materially injurious to the company, monetarily or otherwise;

- misappropriation or fraud with regard to the company or its assets;

- conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of the company; or

- willful and continued failure to substantially perform one's duties after written notice by the board of directors.

The change in control payments potentially due to the NEOs are payable solely pursuant to the terms of the change in control plan and applicable terms of the award agreements.

A "change in control" will have occurred under the change in control plan if:

- any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended), excluding the company, any subsidiary of the company, or any employee benefit plan sponsored or maintained by the company (including any trustee of any such plan acting in its capacity as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the company representing 35% or more of the total combined voting power of the company's then-outstanding securities;

- there occurs a merger, consolidation, or other business combination of the company (a "transaction"), other than a transaction immediately following which the stockholders of the company, immediately prior to the transaction, continue to be the beneficial owners of securities of the resulting entity representing more than 60% of the voting power in the resulting entity, in substantially the same proportions as their ownership of the company voting securities immediately prior to the transaction; or

- there occurs the sale of all or substantially all of the company's assets, other than a sale immediately following which the stockholders of the company immediately prior to the sale are the beneficial owners of securities of the purchasing entity representing more than 60% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of the company voting securities immediately prior to the sale of assets.

The company will reduce payments under the change in control plan to avoid the application of excise taxes pursuant to Section 4999 of the Internal Revenue Code, unless the after-tax amount to be received by a participant without such a reduction would be greater than the after-tax amount that would be received after such reduction. All payments under the plan are conditioned upon the participant's execution of a release of claims in favor of the company.

Corporate Officer Severance Plan

Effective May 6, 2015, ADP adopted the Corporate Officer Severance Plan for purposes of involuntary terminations other than for cause in the absence of a change in control.

All NEOs participate in the severance plan. As of June 30, 2024, there were 25 eligible participants in the severance plan.

The severance plan provides that a participant who is involuntarily terminated by the company without cause (other than during the two-year period following the occurrence of a change in control) will receive:

- 18 (or in the case of the CEO, 24) months of continued base salary;

- A prorated annual bonus for the year of termination, based on actual performance for the full fiscal year, but assuming that any non-financial and other subjective and qualitative performance criteria are achieved at a level equal to the weighted-average percentage achievement of all applicable financial and other objective and non-qualitative performance criteria;

- Continued vesting of his or her stock options and time-vested restricted stock and restricted stock unit awards during the period of continued base salary payments (the "Severance Period"); and

- The number of shares of stock (or cash, in the case of cash-settled awards) that the participant would have been entitled to receive based on the actual achievement of the applicable performance goals in each of the

then-ongoing performance-based restricted stock and PSU programs, prorated to reflect the portion of the applicable performance period elapsed through the last day of the Severance Period.

The severance plan defines "cause" as:

- Failure to perform duties (other than due to physical or mental illness or injury), which failure amounts to an intentional and extended neglect of duties, to the extent not cured within 15 days following written notice;

- Engaging in conduct that is materially injurious to the company or an affiliate;

- Conviction of, or the pleading of guilty or nolo contendere to, a felony involving as a material element fraud or dishonesty; or

- The consistent failure to follow the lawful instructions of the board of directors or a direct superior, which failure amounts to an intentional and extended neglect of duties.

The severance payments potentially due to the NEOs are payable solely pursuant to the terms of the severance plan (other than if benefits are payable pursuant to the change in control plan).

Potential Payments to Named Executive Officers Upon Termination or Change in Control

Health Coverage

Certain executives, including the NEOs, who terminate employment with the company after they have attained age 55 and been credited with 10 years of service are eligible to participate in the company's executive retiree medical plan.

Deferred Compensation

Under the ADP Deferred Compensation Plan, all U.S. executives of the company (including the NEOs) can defer into a deferred compensation account all or a portion of their annual cash bonuses to be payable following separation from the company. For a description of the ADP Deferred Compensation Plan and aggregate deferred compensation for our NEOs at June 30, 2024, see "Deferred Compensation Program" above.

Termination and Change in Control Tables

The following tables set forth the payments that each of our NEOs who were serving as executive officers as of June 30, 2024, would have received under various termination scenarios on June 30, 2024. Pension benefits, which are described under "Pension Benefits for Fiscal Year 2024" above, and deferred compensation balances, which are described under "Deferred Compensation Program" above, are not included in the tables below in accordance with applicable information statement disclosure requirements except to the extent of any incremental value payable in any of such termination scenarios. Pursuant to the company's Corporate Officer Severance Plan, each of our NEOs would also receive a prorated annual bonus for the year of termination, based on actual performance for the full fiscal year, in the event of an involuntary termination without cause prior to June 30, 2024. Please refer to page 84 in this proxy statement for a description of the Corporate Officer Severance Plan. With regard to the payments on a change in control, the amounts detailed below presume that (x) the change in control includes a change in control of the company and (y) each NEO's employment was terminated by the company without cause or by the executive for good reason within two years following the change in control occurring on June 30, 2024.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR MARIA BLACK

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$6,765,000[1]	$0	$0	$2,400,000[2]	$0
Stock Options[3]	$1,636,015	$1,636,015	$1,636,015	$1,636,015	$0
RSUs[4]	$4,819,151	$3,359,800	$3,359,800	$3,699,218	$0
PSUs[5]	$15,486,859	$13,803,275	$13,803,275	$16,406,608	$0
Total	$28,707,025	$18,799,090	$18,799,090	$24,141,841	$0

(1) Represents payment of two times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($1,200,000) and (ii) the average annual bonus for the two most recently completed calendar years ($2,182,500).

(2) Represents an amount equal to two times annual salary ($1,200,000). In addition, Ms. Black would receive a prorated bonus for fiscal year 2024, which upon a termination on June 30, 2024, would equal $2,983,200, which is shown in the Summary Compensation Table for fiscal year 2024.

(3) Amounts in the Termination Following Change In Control, Death, and Disability columns assume all unvested options immediately vested and were exercised on June 28, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share. Amount in the Involuntary Termination Without Cause column assumes unvested options that would vest during the severance period (24 months) immediately vested and were exercised on June 28, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share.

(4) Amounts in the Termination Following Change In Control column represents the vesting of RSU awards in full. Amounts in the Death and Disability columns represent the vesting of the September 1, 2023 RSU award in full. Amount in the Involuntary Termination Without Cause column represents the vesting of RSU awards for an additional 24 months.

(5) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2023 and 2024 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns represent the sum of (a) two thirds of the fiscal year 2023 PSU awards based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (b) the full fiscal year 2024 PSU award based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2023 PSU awards based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (y) the full fiscal year 2024 PSU award based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2023 and 2024 PSU awards. All amounts include accrued dividend equivalents through June 30, 2024.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR DON MCGUIRE

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$2,848,477[1]	$0	$0	$1,044,450[2]	$0
Stock Options[3]	$601,212	$601,212	$601,212	$601,212	$601,212
RSUs[4]	$1,705,917	$1,110,386	$1,110,386	$1,705,917	$1,705,917
PSUs[5]	$5,724,861	$5,004,126	$5,004,126	$6,085,419	$6,085,419
Health Coverage[6]	$13,000	$0	$13,000	$13,000	$13,000
Total	$10,893,467	$6,715,724	$6,728,724	$9,449,998	$8,405,548

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($696,300) and (ii) the average annual bonus for the two most recently completed calendar years ($1,202,685; converted to USD using the June 2022 mid-month exchange rates of 0.784691 (CAD to USD) for the fiscal year 2022 bonus, in accordance with the company's standard policy for globally mobile associates, as it relates to the annual cash bonus plan).

(2) Represents an amount equal to 1.5 times annual salary ($696,300). In addition, Mr. McGuire would receive a prorated bonus for fiscal year 2024, which upon a termination on June 30, 2024, would equal $1,298,300, which is shown in the Summary Compensation Table for fiscal year 2024.

(3) For all columns except Retirement, assumes all unvested options immediately vested and were exercised on June 28, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share. Amount in the Retirement column assumes all unvested options that were granted at least one year prior to June 28, 2024 immediately vested and were exercised on June 30, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share.

(4) Amount in the Termination Following Change In Control, Involuntary Termination Without Cause and Retirement columns represents the vesting of RSU awards in full. Amount in the Death and Disability columns represents the vesting of the September 1, 2023 RSU award in full.

(5) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2023 and 2024 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns represent the sum of (a) two thirds of the fiscal year 2023 PSU awards based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (b) the full fiscal year 2024 PSU awards based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2023 PSU awards based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (y) the full fiscal year 2024 PSU awards based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2023 and 2024 PSU awards. All amounts include accrued dividend equivalents through June 30, 2024.

(6) Represents the present value of Mr. McGuire's health coverage under our retiree medical plan using a discount rate of 5.40% and a medical inflation rate beginning at 7.45% for 2024-2025 and ultimately settling at 4.0% by 2049.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR JOHN C. AYALA

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$3,051,263[1]	$0	$0	$1,124,700[2]	$0
Stock Options[3]	$1,636,015	$1,636,015	$1,636,015	$1,636,015	$1,636,015
RSUs[4]	$1,794,471	$1,080,072	$1,080,072	$1,794,471	$1,794,471
PSUs[5]	$6,171,414	$5,306,909	$5,306,909	$6,578,396	$6,578,396
Supplemental Officers Retirement Plan	$0	$0	$680,938[6]	$0	$0
Health Coverage[7]	$125,000	$0	$125,000	$125,000	$125,000
Total	$12,778,163	$8,022,996	$8,828,934	$11,258,582	$10,133,882

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($749,800) and (ii) the average annual bonus for the two most recently completed calendar years ($1,284,375).

(2) Represents an amount equal to 1.5 times annual salary ($749,800). In addition, Mr. Ayala would receive a prorated bonus for fiscal year 2024, which upon a termination on June 30, 2024, would equal $1,398,000, which is shown in the Summary Compensation Table for fiscal year 2024.

(3) For all columns except Retirement, assumes all unvested options immediately vested and were exercised on June 28, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share. Amount in the Retirement column assumes all unvested options that were granted at least one year prior to June 30, 2024 immediately vested and were exercised on June 28, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share.

(4) Amount in the Termination Following Change In Control, Involuntary Termination Without Cause and Retirement columns represents the vesting of RSU awards in full. Amount in the Death and Disability columns represents the vesting of the September 1, 2023 RSU award in full.

(5) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2023 and 2024 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns represent the sum of (a) two thirds of the fiscal year 2023 PSU award based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (b) the full fiscal year 2024 PSU award based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2023 PSU award based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (y) the full fiscal year 2024 PSU award based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2023 and 2024 PSU awards. All amounts include accrued dividend equivalents through June 30, 2024.

(6) Represents the present value of the incremental benefit using the Pri-2012 white collar mortality table (projected generationally using scale MP-2021) and a 5.40% discount rate, assuming disability occurring on June 30, 2024.

(7) Represents the present value of Mr. Ayala's health coverage under our retiree medical plan using a discount rate of 5.40% and a medical inflation rate beginning at 7.45% for 2024-2025 and ultimately settling at 4.0% by 2049.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR MICHAEL A. BONARTI

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$2,053,238[1]	$0	$0	$964,050[2]	$0
Stock Options[3]	$1,404,803	$1,404,803	$1,404,803	$1,404,803	$1,404,803
RSUs[4]	$1,406,839	$866,683	$866,683	$1,406,839	$1,406,839
PSUs[5]	$4,803,797	$4,150,275	$4,150,275	$5,116,533	$5,116,533
Supplemental Officers Retirement Plan	$0	$0	$672,822[6]	$0	$0
Health Coverage[7]	$108,000	$0	$108,000	$108,000	$108,000
Total	$9,776,677	$6,421,761	$7,202,583	$9,000,225	$8,036,175

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($642,700) and (ii) the average annual bonus for the two most recently completed calendar years ($726,125).

(2) Represents an amount equal to 1.5 times annual salary ($642,700). In addition, Mr. Bonarti would receive a prorated bonus for fiscal year 2024, which upon a termination on June 30, 2024, would equal $798,900, which is shown in the Summary Compensation Table for fiscal year 2024.

(3) For all columns except Retirement, assumes all unvested options immediately vested and were exercised on June 28, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share. Amount in the Retirement column assumes all unvested options that were granted at least one year prior to June 30, 2024 immediately vested and were exercised on June 28, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share.

(4) Amount in the Termination Following Change In Control, Involuntary Termination Without Cause and Retirement columns represents the vesting of RSU awards in full. Amount in the Death and Disability column represents the vesting of the September 1, 2023 RSU award in full.

(5) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2023 and 2024 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns represent the sum of (a) two thirds of the fiscal year 2023 PSU award based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (b) the full fiscal year 2024 PSU award based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2023 PSU award based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (y) the full fiscal year 2024 PSU award based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2023 and 2024 PSU awards. All amounts include accrued dividend equivalents through June 30, 2024.

(6) Represents the present value of the incremental benefit using the Pri-2012 white collar mortality table (projected generationally using scale MP-2021) and a 5.40% discount rate, assuming disability occurring on June 30, 2024.

(7) Represents the present value of Mr. Bonarti's health coverage under our retiree medical plan using a discount rate of 5.40% and a medical inflation rate beginning at 7.45% for 2024-2025 and ultimately settling at 4.0% by 2049.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR JOSEPH DESILVA

	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$1,737,450[1]	$0	$0	$900,000[2]	$0
Stock Options[3]	$317,297	$317,297	$317,297	$317,297	$0
RSUs[4]	$1,698,757	$816,558	$816,558	$1,426,411	$0
PSUs[5]	$3,683,670	$3,296,249	$3,296,249	$3,510,161	$0
Total	$7,437,174	$4,430,104	$4,430,104	$6,153,869	$0

(1) Represents payment of 1.5 times each of (i) the highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($600,000) and (ii) the average annual bonus for the two most recently completed calendar years ($558,300).

(2) Represents an amount equal to 1.5 times annual salary ($600,000). In addition, Mr. DeSilva would receive a prorated bonus for fiscal year 2024, which upon a termination on June 30, 2024, would equal $745,800, which is shown in the Summary Compensation Table for fiscal year 2024.

(3) Amounts in the Termination Following Change In Control, Death, and Disability columns assume all unvested options immediately vested and were exercised on June 28, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share. Amount in the Involuntary Termination Without Cause column assumes unvested options that would vest during the severance period (18 months) immediately vested and were exercised on June 28, 2024, the last trading day of fiscal year 2024, when the closing price of a share of common stock of the company on the NASDAQ Global Select Market was $238.69 per share.

(4) Amount in the Termination Following Change In Control column represents the vesting of RSU awards in full. Amount in the Death and Disability column represents the vesting of the September 1, 2023 RSU award in full. Amount in the Involuntary Termination Without Cause column represents the vesting of RSU awards for an additional 18 months.

(5) Amount in the Termination Following Change In Control column represents amount attributable to the fiscal years 2023 and 2024 PSU programs assuming performance goals of these programs will be achieved at 100% target rate. Amounts in the Death and Disability columns represent the sum of (a) two thirds of the fiscal year 2023 PSU award based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (b) the full fiscal year 2024 PSU award based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. Amount in the Involuntary Termination Without Cause column represents the sum of (x) the full fiscal year 2023 PSU award based on performance goals achieved at 117% target rate for fiscal year 2023, at 111% target rate for fiscal year 2024, and an assumed achievement at target rate for fiscal year 2025 plus (y) five sixths of the full fiscal year 2024 PSU award based on performance goals achieved at 111% target rate for fiscal year 2024 and an assumed achievement at target rate for fiscal years 2025 and 2026. The amount actually payable upon an involuntary termination without cause would be determined based on actual achievement of the performance goals under the fiscal years 2023 and 2024 PSU awards. All amounts include accrued dividend equivalents through June 30, 2024.

Potential Payments to Named Executive Officers Upon Termination or Change in Control

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR CARLOS A. RODRIGUEZ

Mr. Rodriguez's last day of employment as executive chair with the company was January 31, 2024. Pursuant to the terms of the company's annual bonus plan, Mr. Rodriguez is eligible to receive a prorated annual bonus for fiscal year 2024 based on actual performance for the full fiscal year ($658,400; which is shown in the All Other Compensation Table for fiscal year 2024). In addition, due to Mr. Rodriguez's continued service to the company in his capacity as a non-employee director, he will receive continued vesting of his stock options, RSU awards, and PSU awards ($8,690,561 for stock options; $4,489,998 for RSU awards; and $18,144,116 for PSU awards); with PSUs subject to actual performance achievement of the applicable performance goals in each of the ongoing PSU programs. The preceding values for stock options, RSU, and PSU awards are based on the June 28, 2024 NASDAQ Global Select Market closing price of $238.69 per share; and assumes all unvested options were exercised on June 28, 2024. Mr. Rodriguez also received $15,528 in accrued unused vacation pay upon his transition from active employment as executive chair to a non-employee director.

CEO Pay Ratio

In accordance with the requirements set forth by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Pay Ratio Rule"), we are providing the following information to disclose the annual compensation of our CEO, Ms. Black, compared to the annual compensation of the median associate of our workforce (not including Ms. Black). For fiscal year 2024, an estimate of this ratio is 241:1, and is based on Ms. Black's 2024 Summary Compensation Table total of $15,866,785, and the 2024 total of our median associate of $65,894.

To arrive at the ratio and calculate the median associate's compensation, we first identified our active global workforce as of April 1, 2024, inclusive of full-time, part-time, and temporary workers, which consisted of 65,111 associates (excluding our CEO). Consistent with permitted adjustments allowed under the Pay Ratio Rule, we then applied the de minimis exemption to exclude all associates in the Philippines (2,805), totaling 4.31% of the associate population. After applying the exemption, we ranked the remaining associate population based on annualized gross earnings, as reflected in our global payroll records, for the period covering April 1, 2023 through March 31, 2024. For associates located outside the home jurisdiction of our CEO, the United States, annualized gross earnings were converted to U.S. dollars using an average daily foreign exchange rate over the same time period. The median associate was then identified, and the associate's compensation was calculated using the same methodology used to calculate the compensation of our named executive officers, as reflected in the Summary Compensation Table on page 65.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. We believe that our calculated ratios are reasonable estimates calculated in a manner consistent with the pay ratio disclosure requirements. The executive compensation philosophy and principles set forth on page 50 also underlie the company's overall compensation program for employees. Pay ratios reported by other companies, including those within our Peer Group and industry, may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

This information is being provided for the purposes of compliance with the pay ratio disclosure requirement. Neither the compensation and management development committee nor management of the company used the pay ratio measure in making compensation decisions.

Pay Versus Performance

In accordance with the requirements set forth by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Pay vs. Performance rule"), the following illustrations provide the relationship between compensation actually paid ("CAP") to our Principal Executive Officer(s) ("PEO"), the average CAP to our NEOs other than our PEO(s) ("Other NEOs"), and the performance of certain financial measures. The manner of calculating CAP and the comparisons to financial performance measures reflected herein are done in compliance with the Pay vs. Performance rule and do not reflect compensation earned or targeted during the applicable fiscal years for our PEOs and Other NEOs.

This information is being provided for the purposes of compliance with the pay versus performance disclosure requirement. Neither the compensation and management development committee nor management of the company used the requirements set forth in the rule when making compensation decisions. For further information on how our compensation programs are evaluated and linked to company performance, please refer to our Compensation Discussion and Analysis on page 41.

								Value of initial fixed $100 investment based on:		
Year	Summary Compensation Table Total for First PEO[1]	Compensation Actually Paid to First PEO[2]	Summary Compensation Table Total for Second PEO[1]	Compensation Actually Paid to Second PEO[2]	Average Summary Compensation Table Total for Other NEOs[1]	Average Compensation Actually Paid to Other NEOs[2]	ADP Total Shareholder Return[3]	NASDAQ Dividend Achievers Select Index Total Shareholder Return[3]	GAAP Net Income ($ Millions)[4]	Adjusted Net Income Growth[5]
(a)	(b)	(c)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	$15,866,785	$17,756,034	N/A	N/A	$7,347,445	$11,488,820	$174.30	$169.24	$3,752.0	11.6%
2023	$19,364,071	$26,898,138	$10,682,318	$12,343,419	$5,417,958	$6,497,636	$156.92	$146.74	$3,412.0	16.0%
2022	$20,827,092	$35,664,536	N/A	N/A	$5,999,336	$6,409,005	$146.91	$126.64	$2,948.9	16.4%
2021	$16,985,259	$44,260,668	N/A	N/A	$4,725,777	$10,626,436	$136.35	$134.52	$2,598.5	0.3%

(1) The dollar amounts reported in columns (b) and (d) are the amounts of total compensation reported for our PEOs and the average of the amounts of total compensation reported for our Other NEOs in the "Total" column of the Summary Compensation Table as reported for each respective fiscal year. Our PEOs and Other NEOs for each fiscal year include the following:

- 2024: Ms. Black as PEO; and Messrs. Ayala, Bonarti, DeSilva, McGuire, and Rodriguez as Other NEOs.
- 2023: Mr. Rodriguez as first PEO and Ms. Black as second PEO; and Messrs. Ayala, Bonarti, DeSilva, McGuire, and Donald Weinstein as Other NEOs.
- 2022: Mr. Rodriguez as PEO; and Ms. Black and Kathleen Winters, and Messrs. Ayala, McGuire, and Weinstein as Other NEOs.
- 2021: Mr. Rodriguez as PEO; and Ms. Black and Kathleen Winters, and Messrs. Ayala and Weinstein as Other NEOs.

(2) The dollar amounts reported in columns (c) and (e) represent "compensation actually paid" to our PEOs and the average of the "compensation actually paid" to our Other NEOs, and are calculated in accordance with SEC rules, with adjustments to the values reported in the Summary Compensation Table as set forth below in footnote 6. The fair values for stock and option awards are calculated in accordance with FASB ASC Topic 718 and include the application of actual performance achievement modifiers for performance-based stock awards as of the end of each respective fiscal year. Assumptions used for determining the fair values did not materially differ from those disclosed as of the original grant date.

(3) Represents cumulative total shareholder return of a $100 fixed investment in the company, and in the NASDAQ Dividend Achievers Select Index, respectively, beginning on June 30, 2020 and ending on June 30 of each respective fiscal year.

(4) Reflects reported GAAP net income (net earnings) in the company's Statements of Consolidated Comprehensive Income on Form 10-K for fiscal years 2024, 2023, 2022, and 2021.

(5) Our company selected measure is adjusted net income growth, which is the most heavily weighted performance metric in the long-term incentive compensation program. The impact of certain items are excluded from the final results of adjusted net income growth as approved by the compensation and management development committee and can be referenced on page 45 for fiscal year 2024. Our adjusted net income measure also excludes the impact of certain one-time charges and benefits reflecting specific items that are not fundamental to our underlying business operations. Refer to the table in Appendix A for further detail on these items and a reconciliation from net earnings to adjusted net income for fiscal years 2024, 2023, and 2022.

Pay Versus Performance

(6) *The following table reflects the adjustments made to compensation reported in the Summary Compensation Table for our PEO and Other NEOs in fiscal year 2024 in order to calculate compensation actually paid.*

	PEO	Other NEOs Average
Compensation Actually Paid	**2024**	**2024**
Start: SCT Table Total	$15,866,785	$7,347,445
Deduct: SCT reported Fair Value of Stock and Option Awards	($11,102,069)	($5,550,190)
Deduct: SCT reported Change in Pension Value and Nonqualified Deferred Compensation Earnings	($7,888)	($32,535)
Add: Year End Fair Value of Equity Awards Granted in the Year	$9,111,950	$5,748,940
Add: Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	$551,962	$433,020
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	$1,583,419	$1,511,244
Add: Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	$1,208,739	$1,706,084
Deduct: Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	$0	$0
Add: Value of Dividends Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$543,136	$324,812
Add: Aggregate of defined benefit and actuarial pension plan service cost and prior service cost	$0	$0
End: Compensation Actually Paid	**$17,756,034**	**$11,488,820**

Financial Performance Measures Tabular List

The following table lists the financial performance measures, on an unranked basis, that we believe are most important in linking compensation actually paid to company performance for the most recently completed fiscal year.

Measure / Metric	Compensation Program
Revenue Growth	Annual Cash Bonus
New Business Bookings Growth	Annual Cash Bonus
Adjusted EBIT Growth[1]	Annual Cash Bonus
Adjusted Net Income Growth	Long-term Incentive (PSU)
Revenue ex-ZMPT Growth[2]	Long-term Incentive (PSU)

1 *Our adjusted EBIT measure excludes the impact of taxes, certain interest expense, certain interest income, and certain other items. We continue to include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. Refer to the table in Appendix A for a reconciliation from net earnings to adjusted EBIT for fiscal years 2024 and 2023.*

2 *Our revenue ex-ZMPT measure is a consolidated revenue growth measure that excludes the impact of zero-margin benefits pass-throughs. Importantly, the PSU revenue metric is not duplicative of the annual cash bonus plan revenue metric due to the exclusion of zero-margin benefits pass-throughs. Refer to the table in Appendix A for further detail on this item and a reconciliation from consolidated revenue to revenue ex-ZMPT for fiscal years 2024 and 2023.*

Pay Versus Performance

Graphical Representations of Compensation Actually Paid versus Performance Measures

The following graphs demonstrate the relationship of the CAP to the PEOs and the average CAP to the Other NEOs in 2021, 2022, 2023 and 2024 to I.) ADP and the NASDAQ Dividend Achievers Select Index cumulative TSR; II.) ADP GAAP Net Income; and III.) ADP Adjusted Net Income Growth percentage.

I. CAP versus ADP and Peer Group TSR (the NASDAQ Dividend Achievers Select Index)



COMPENSATION ACTUALLY PAID VS. TSR

II. CAP versus GAAP Net Income



COMPENSATION ACTUALLY PAID VS. GAAP NET INCOME

Pay Versus Performance

III. CAP versus Adjusted Net Income Growth %

COMPENSATION ACTUALLY PAID VS. ADJUSTED NET INCOME GROWTH



Audit Committee Report

The audit committee oversees the financial management and financial reporting procedures of the company, and the appointment, compensation, retention and performance of the company's independent auditors, on behalf of the board of directors. A further description of the role and members of the audit committee is set forth on page 22 under "Audit Committee."

In fulfilling its oversight responsibilities, the committee reviewed and discussed the company's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. In performing its review, the committee discussed the propriety of the application of accounting principles by the company, the reasonableness of significant judgments and estimates used in the preparation of the financial statements, and the clarity of disclosures in the financial statements. Management represented to the audit committee that the company's financial statements were prepared in accordance with generally accepted accounting principles. The committee also reviewed and discussed the company's audited financial statements with Deloitte & Touche LLP, an independent registered public accounting firm, the company's independent auditors for fiscal year 2024, which is responsible for expressing an opinion on the conformity of the company's financial statements with generally accepted accounting principles in the United States of America. Deloitte & Touche LLP conducted its audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB").

During the course of fiscal year 2024, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The audit committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management and Deloitte & Touche LLP at each audit committee meeting. At the conclusion of the process, management provided the audit committee with, and the audit committee reviewed, a report on the effectiveness of the company's internal control over financial reporting. The audit committee also reviewed the report of management contained in the annual report on Form 10-K for the fiscal year ended June 30, 2024 filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the annual report on Form 10-K for the fiscal year ended June 30, 2024 related to its integrated audit of the consolidated financial statements and financial statement schedule, including the matters identified by Deloitte & Touche LLP as critical audit matters, and the effectiveness of internal control over financial reporting. The audit committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal year 2025.

The audit committee has discussed with Deloitte & Touche LLP the matters that are required to be discussed by PCAOB Auditing Standard 1301 (Communications with Audit Committees) and the SEC Rule 2-07. Deloitte & Touche LLP has provided to the committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and the committee discussed with Deloitte & Touche LLP, the firm's independence, including the matters in those written disclosures. The committee also discussed with Deloitte & Touche LLP the overall scope and plan for its audit and engagement. The committee considered whether Deloitte & Touche LLP's provision of non-audit services to the company and its affiliates and the fees and costs billed and expected to be billed by Deloitte & Touche LLP for those services impaired or compromised Deloitte & Touche LLP's independence and concluded that those services did not. The audit committee has discussed with the company's internal auditors and with Deloitte & Touche LLP, with and without management present, their respective evaluations of the company's internal accounting controls and the overall quality of the company's financial reporting.

The committee also discussed with management, and took into consideration when issuing this report, the Auditor Independence Policy, which prohibits the company or any of its affiliates from entering into most non-audit related consulting arrangements with its independent auditors. The Auditor Independence Policy is discussed in further detail below under "Independent Registered Public Accounting Firm's Fees."

Audit Committee Report

In addition, in accordance with SEC and PCAOB rules, independent audit partners are subject to rotation requirements limiting their number of consecutive years of service to no more than five. In connection with the completion of the company's fiscal year 2020 audit, the lead audit partner from Deloitte & Touche LLP rotated, effective beginning for fiscal year 2021, and is expected to serve in this capacity through the completion of the fiscal year 2025 audit. The process for selecting the company's lead audit partner included company management and the committee chair interviewing and vetting the candidates put forth by our independent auditor, with consultation by the full committee in connection with the final selection of the lead audit partner. The audit committee believes there are benefits to having an independent auditor with an extensive history with ADP including higher-quality audit work and accounting advice due to Deloitte & Touche LLP's institutional knowledge of the company's business and operations, accounting policies and financial systems, and internal control framework, as well as operational efficiencies and a competitive fee structure because of the firm's familiarity with ADP's business.

In addition to independence, in determining whether to reappoint Deloitte & Touche LLP as the company's independent registered public accounting firm, the audit committee took into consideration a number of factors, including:

- the breadth of experience and length of time Deloitte & Touche LLP has been engaged;

- historical and recent performance on the company's audit;

- familiarity with our global operations and business;

- the advisability and potential impact of selecting an entirely different and unaffiliated independent registered public accounting firm;

- external data relating to audit quality and performance, including PCAOB inspection results on Deloitte & Touche LLP;

- Deloitte & Touche LLP's internal quality controls;

- the appropriateness of Deloitte & Touche LLP's fees; and

- an assessment of the professional qualifications and past performance of the lead audit partner and auditing team of Deloitte & Touche LLP.

Based on the considerations referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended June 30, 2024. In addition, the committee concluded that the appointment of Deloitte & Touche LLP is in the best interest of the company and its stockholders, and appointed Deloitte & Touche LLP as the independent auditors for the company for the fiscal year 2025, subject to the ratification by the stockholders at the 2024 Annual Meeting of Stockholders.

Audit Committee of the Board of Directors

Sandra S. Wijnberg, Chair
Peter Bisson
Linnie M. Haynesworth
Nazzic S. Keene
William J. Ready

August 6, 2024

Independent Registered Public Accounting Firm's Fees

In addition to retaining Deloitte & Touche LLP to audit the consolidated financial statements for fiscal year 2024 and fiscal year 2023, the audit committee retained Deloitte & Touche LLP to provide various services in fiscal year 2024 and fiscal year 2023. The aggregate fees billed by Deloitte & Touche LLP for fiscal year 2024 and fiscal year 2023 for these various services were:

Type of Fees	FY 2024	FY 2023
	($ in thousands)	
Audit Fees	$10,087	$9,852
Audit-Related Fees	209	37
Tax Fees	73	354
All Other Fees	2	2
Total	$10,371	$10,245

In the above table, in accordance with the SEC definitions, "audit fees" are fees we paid Deloitte & Touche LLP for professional services for the audit of the company's consolidated financial statements included in our annual report on Form 10-K and review of financial statements included in our quarterly reports on Form 10-Q, services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements or any other services performed by Deloitte & Touche LLP to comply with generally accepted auditing standards.

"Audit-related fees" are fees billed by Deloitte & Touche LLP for assurance and related services that are typically performed by the independent public accountant (e.g., due diligence services, employee benefit plan audits and internal control reviews). For fiscal years 2024 and 2023, "audit-related fees" include audit services rendered in connection with certain transactional activity and due diligence procedures, as well as certain benefit plan and trust audits.

"Tax fees" are fees for tax compliance, tax advice and tax planning. "All other fees" are fees billed by Deloitte & Touche LLP to the company for any services not included in the first three categories. For fiscal year 2024, Deloitte's accounting research tool subscription is included in the "All Other Fees" category.

The board of directors has adopted an auditor independence policy that prohibits our independent auditors from providing:

- bookkeeping or other services related to the accounting records or financial statements of the company;

- financial information systems design and implementation services;

- appraisal or valuation services, fairness opinions or contribution-in-kind reports;

- actuarial services;

- internal audit outsourcing services;

- management functions or human resources services;

- broker or dealer, investment adviser or investment banking services;

- legal services and expert services unrelated to the audit; and

- any other service that the Public Company Accounting Oversight Board or the Securities and Exchange Commission determines, by regulation, is impermissible.

The audit committee has adopted a policy requiring that all audit, audit-related and non-audit services be pre-approved by the audit committee. All services provided to us by the independent auditors in fiscal year 2024 and fiscal year 2023 were pre-approved by the audit committee. The independent auditors may only perform non-prohibited non-audit services that have been specifically approved in advance by the audit committee, regardless of the dollar value of the services to be provided. In addition, before the audit committee will consider granting its approval, the company's management must have determined that such specific non-prohibited non-audit services can be best performed by the independent auditors based on its in-depth knowledge of our business, processes and policies. The audit committee, as part of its approval process, considers the potential impact of any proposed work on the independent auditors' independence.

Proposal 3
Appointment of Independent Registered Public Accounting Firm

At the 2024 Annual Meeting, stockholders will vote on the ratification of the appointment by the audit committee of Deloitte & Touche LLP, as the independent registered public accounting firm to audit the accounts of the company and its subsidiaries for the fiscal year that began on July 1, 2024. Deloitte & Touche LLP has served as our independent auditor since 1968. Deloitte & Touche LLP is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. A representative of Deloitte & Touche LLP will be present at the Annual Meeting and will have an opportunity to make a statement if he or she desires. He or she will be available to answer appropriate questions.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to ratify Deloitte & Touche LLP's appointment as the company's independent auditors for fiscal year 2025. Brokers have the authority to vote shares for which their customers did not provide voting instructions on the ratification of the appointment of Deloitte & Touche LLP.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE <u>FOR</u> THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR FISCAL YEAR 2025.**

Stockholder Proposals and Nominations

If a stockholder intends to submit any proposal for inclusion in the company's proxy statement for the company's 2025 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Exchange Act, the proposal must be received by the corporate secretary of the company no later than May 22, 2025.

To be eligible to submit such a proposal for inclusion in the company's proxy materials for an annual meeting, the proposal must meet the requirements of the rules of the SEC relating to stockholders' proposals, including Rule 14a-8, which sets forth certain threshold and holding requirements, the permissible number and length of proposals, and other matters, including the circumstances in which the company is permitted to exclude proposals.

Advance Notice

Separate from the requirements of Rule 14a-8, relating to the inclusion of a stockholder proposal in the company's proxy statement, the company's amended and restated by-laws require advance notice for a stockholder to bring nominations of directors (other than a proxy access nomination, which is described below) or any other business to be considered at any annual meeting of stockholders. Specifically, our amended and restated by-laws require that stockholders wishing to nominate candidates for election as directors or propose any other business to be considered at our 2025 Annual Meeting of Stockholders must notify the company of their intent in a written notice delivered to the company in care of the company's corporate secretary at our principal executive offices not less than 90 nor more than 120 days before the first anniversary of the date of the 2024 Annual Meeting of Stockholders, or November 6, 2025.

As a result, in order for the notice given by a stockholder to comply with our amended and restated by-laws, it must be received no earlier than July 9, 2025, and no later than

August 8, 2025, unless the date of our 2025 Annual Meeting of Stockholders occurs more than 30 days before or 60 days after the first anniversary of the 2024 Annual Meeting of Stockholders. In that case, our amended and restated by-laws provide that we must receive the notice no earlier than the 120th day prior to the date of the 2025 Annual Meeting of Stockholders and no later than the 90th day prior to the date of the 2025 Annual Meeting of Stockholders or the tenth day following the day on which we first make a public announcement of the date of the 2025 Annual Meeting of Stockholders, whichever is later.

Additionally, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must comply with applicable Exchange Act requirements, including providing notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than September 7, 2025.

Proxy Access

Our by-laws have proxy access provisions that permit a stockholder, or a group of up to twenty stockholders that owns 3% or more of our stock continuously for at least three years, to nominate and include in our proxy materials candidates for election as directors. Such stockholder or group may nominate up to the greater of two individuals or 20% of our board of directors, provided that the stockholder or group and the nominee(s) satisfy the requirements specified in our by-laws. In order to be properly brought before the 2025 Annual Meeting of Stockholders, a stockholder's notice of nomination of one or more director candidates pursuant to the proxy access provisions of our amended and restated by-laws must be received by the company's corporate secretary by no earlier than April 22, 2025 and no later than May 22, 2025 (i.e., no earlier than

the 150th day and no later than the 120th day prior to the first anniversary of the date our definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting of stockholders), unless the date of our 2025 Annual Meeting of Stockholders occurs more than 30 days before or 60 days after the first anniversary of the 2024 Annual Meeting of Stockholders. In that case, our amended and restated by-laws provide that we must receive the notice no earlier than the 180th day prior to the date of the 2025 Annual Meeting of Stockholders and no later than the 90th day prior to the date of the 2025 Annual Meeting of Stockholders or the tenth day following the day on which we first make a public announcement of the date of the 2025 Annual Meeting of Stockholders, whichever is later.

Stockholder Proposals and Nominations

Stockholder's Notice

To be in proper form, a stockholder's notice must also include the specified information and comply with other requirements described in our amended and restated by-laws. Stockholders wishing to submit recommendations for director candidates to the board may send each candidate's name and other relevant information for the nominating/corporate governance committee's consideration in care of the company's corporate secretary at our principal executive offices. Our nominating/corporate governance committee is responsible for reviewing the qualifications of any such person submitted to be considered as a member of the board by any stockholder or otherwise and will consider and evaluate nominees proposed by stockholders in the same manner as a nominee recommended by another board member, management, search firm, or any other source. Nominations pursuant to advance notice should be in accordance with the informational and other requirements described under Section 2.04 of the company's amended and restated by-laws. Nominations pursuant to proxy access should be in accordance with the informational and other requirements described under Sections 2.04 and 2.05 of the company's amended and restated by-laws.

You may contact our corporate secretary at our principal executive offices for a copy of the relevant by-law provisions regarding the requirements for making stockholder proposals and nominating director candidates pursuant to advance notice or proxy access.

If a stockholder's nomination or proposal is not in compliance with the requirements set forth in our amended and restated by-laws, the company may disregard such nomination or proposal.

Electronic Delivery of Future Stockholder Communications

If you receive this proxy statement and our annual report on Form 10-K for the fiscal year ended June 30, 2024 by mail, we strongly encourage you to elect to view future proxy statements and annual reports over the Internet and save the company the cost of producing and mailing these documents. If you vote your shares over the Internet this year, you will be given the opportunity to choose electronic access at the time you vote. You can also view these documents by visiting the "Investors" section of our website at *www.adp.com*, or choose electronic access by following the instructions that you will receive in connection with next year's annual meeting of stockholders. Stockholders who choose electronic access this year will receive a communication next year containing the Internet address to use to access the proxy statement and annual report on Form 10-K. Your choice will remain in effect until you cancel it. You do not have to elect Internet access each year.

For the Board of Directors

Dorothy Wisniowski
Secretary

September 19, 2024
Roseland, New Jersey

Reconciliation of GAAP and Non-GAAP Information

Refer to the table below for a reconciliation from net earnings to adjusted EBIT for fiscal years 2024 and 2023. Our adjusted EBIT measure excludes the impact of taxes, certain interest expense and interest income, transformation initiatives, legal settlements, and workforce optimization. We include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. The adjustments in the table below represent the interest income and interest expense that are not related to our client funds extended investment strategy and are labeled as "All other interest expense" and "All other interest income." In addition to the table below, our Annual Cash Bonus Plan Results (as reflected on page 44 of our CD&A) exclude the impact of foreign currency fluctuations in excess of the fluctuations assumed in the target.

(amounts in millions USD)	Twelve Months Ended June 30,	
	2024	**2023**
Net earnings	$3,752.0	$3,412.0
Adjustments:		
Provision for income taxes	1,120.3	1,025.6
All other interest expense	71.4	70.9
All other interest income	(97.0)	(50.5)
Transformation initiatives[a]	5.4	8.7
Legal settlements[b]	(4.0)	1.2
Workforce optimization[c]	42.0	—
Adjusted EBIT	$4,890.1	$4,467.9

Refer to the table below for a reconciliation from net earnings to adjusted net earnings (income) for fiscal years 2024, 2023 and 2022. Our adjusted net earnings (income) measure excludes pre-tax and tax impacts of transformation initiatives, legal settlements, and workforce optimization. In addition to the table below, our PSU Program Results for adjusted net income growth (as reflected on page 45 of our CD&A) exclude the impacts of foreign currency fluctuations in excess of the fluctuations assumed in the target, asset write downs related to unplanned asset impairments for client list acquisitions of $1.6 million and unplanned asset impairments for leased servers of $800,000, and the first-year impact of business acquisitions.

(amounts in millions USD)	Twelve Months Ended June 30,		
	2024	**2023**	**2022**
Net earnings	$3,752.0	$3,412.0	$2,948.9
Adjustments:			
Transformation initiatives[a]	5.4	8.7	3.5
Income tax (benefit)/provision for transformation initiatives[d]	(1.3)	(2.2)	(0.8)
Legal settlements[b]	(4.0)	1.2	—
Income tax (benefit)/provision for legal settlements[d]	0.9	(0.2)	—
Workforce optimization[c]	42.0	—	—
Income tax (benefit)/provision for workforce optimization[d]	(10.5)	—	—
Adjusted net earnings (income)	$3,784.5	$3,419.5	$2,951.6

Reconciliation of GAAP and Non-GAAP Information

(a)   In fiscal 2024, the charges include consulting costs relating to our company-wide transformation initiatives.

(b)   Represents reserve reversal of a legal matter from fiscal 2023.

(c)   The charges relating to workforce optimization represent severance charges. Severance charges have been taken in the past and not included as an adjustment to get to adjusted results. Unlike severance charges in prior periods, these specific charges relate to a broad-based, company-wide workforce optimization effort.

(d)   The income tax (benefit)/provision was calculated based on the marginal tax rate in effect for the year ended June 30, 2024.

Refer to the table below for a reconciliation from consolidated revenue to revenue excluding zero-margin benefits pass-throughs ("ex-ZMPT") for fiscal years 2024 and 2023. Our revenue ex-ZMPT measure is a consolidated revenue growth measure that excludes the impact of zero-margin benefits pass-throughs. In addition to the table below, our PSU Program Results for revenue ex-ZMPT growth (as reflected on page 45 of our CD&A) exclude the impacts of foreign currency fluctuations in excess of the fluctuations assumed in the target and the first-year impact of business acquisitions.

	Twelve Months Ended June 30,	
(amounts in millions USD)	2024	2023
Total ADP revenues	$19,202.6	$18,012.2
Less: PEO zero-margin benefits pass-throughs	3,975.9	3,800.9
Total ADP revenues excluding zero-margin benefits pass-throughs	$15,226.7	$14,211.3

We believe that the exclusion of the identified items helps us reflect the fundamentals of our underlying business model and analyze results against our expectations and against prior period, and to plan for future periods by focusing on our underlying operations. We believe that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by management and improves their ability to understand and assess our operating performance. The nature of these exclusions is for specific items that are not fundamental to our underlying business operations. Since these adjusted financial measures and other non-GAAP metrics are not measures of performance calculated in accordance with U.S. GAAP, they should not be considered in isolation from, as a substitute for, or superior to their corresponding U.S. GAAP measures, and they may not be comparable to similarly titled measures at other companies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 10-K
_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Year Ended June 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From   to

Commission File Number 1-5397

AUTOMATIC DATA PROCESSING, INC.
(Exact name of registrant as specified in its charter)

Delaware	**22-1467904**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One ADP Boulevard	
Roseland, NJ	**07068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (973)-974-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.10 Par Value (voting)	**ADP**	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes   ☐   No   ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $95,597,065,890. On August 2, 2024 there were 407,795,203 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2024 Annual Meeting of Stockholders.	Part III

Table of Contents

Item 1. Business





CORPORATE BACKGROUND

General

In 1949, our founders established ADP to shape the world of work with a simple, innovative idea: help clients focus on their business by solving their payroll challenges. Today, we are one of the world's leading global technology companies providing comprehensive cloud-based human capital management (HCM) solutions that unite HR, payroll, talent, time, tax and benefits administration. Our unmatched experience, expertise, insights and cutting-edge technology have transformed HCM from an administrative challenge to a strategic business advantage. Tailored to meet the needs of businesses of all sizes, we help them work smarter today so they can have more success tomorrow. We serve over 1.1 million clients and pay over 42 million workers in over 140 countries and territories. Our common stock is listed on the NASDAQ Global Select Market® under the symbol "ADP."



140+
Countries

1.1M+
Clients

42M+
Workers Paid

When we refer to "we," "us," "our," "ADP," or the "Company" in this Annual Report on Form 10-K, we mean Automatic Data Processing, Inc. and its consolidated subsidiaries.

BUSINESS OVERVIEW

ADP's Mission

Our mission is to power organizations with insightful Human Capital Management (HCM) solutions that meet the changing needs of our clients and their workers.

Data, digital technology, artificial intelligence, globalization, new business models and other significant events and disruptions continuously reshape the way people work. Our HCM technology, industry and compliance expertise and data insights deliver measurable results and peace-of-mind, and contribute to an engaged, productive workforce. Our leading technology and commitment to service excellence are at the core of our relationship with each one of our clients, whether it's a small, mid-sized or large organization operating in one or multiple countries around the world. We are always designing better ways to work through cutting-edge products, premium services and exceptional experiences that enable people to reach their full potential.

At ADP, we're enabling people to navigate the complex world of work with solutions, data and expertise they can trust, so everyone can reach their full potential.



ADP's Business Pillars

Our business is organized around three pillars which represent our core growth areas.

U.S. HCM Solutions: In the United States, we provide cloud-based HCM software with supporting service and expertise that assists employers of all types and sizes in managing the entire worker spectrum and employment cycle – from freelancer to full-time and from hire to retire.

U.S. HR Outsourcing (HRO) Solutions: In the United States, we offer comprehensive HRO solutions in which we provide complete management solutions for HR

administration, payroll administration, talent management, employee benefits, benefits administration, employer liability management, and other HCM and employee benefits functions.

Global Solutions: We offer international HCM and HRO solutions, comprised of both local, in-country solutions and cloud-based multi-country solutions, to clients wherever they do business around the world.

ADP's Strategy

Our business strategy has three key priorities:

Our Strategic Priorities


Lead with Best-in-Class
HCM Technology


Provide Unmatched
Expertise and Outsourcing


Benefit our Clients with our
Global Scale

With a large and growing addressable market, we are focused on our core growth areas and further enhancing our market position by executing on our Strategy:

• **Lead with Best-in-Class HCM Technology.** We design and develop world-class HCM platforms that simplify work and utilize enabling technologies like artificial intelligence and modern cloud architecture. We aim to solve the needs of our clients and their workers today by making HCM transactions effortless and compliant, while anticipating their needs of tomorrow by incorporating valuable data insights and guidance into our solutions to help them better understand their workforce and how they compare to industry peers, and position them to make better decisions.

• **Provide Unmatched Expertise and Outsourcing Solutions.** Our clients look to us as a source of expertise to understand key HR trends and best practices, employment and related legislation, and to offer thoughtful strategies to utilize HCM technology to achieve their business objectives and support their workforce. Many of our clients also look to us to take on responsibility for a portion or all of their HCM workflow via one of our HRO solutions. We intend to continue to build on our deep expertise and make it readily available to our clients through a variety of channels, ranging from traditional call and chat options to self-guided and AI-powered options. We will continue to leverage our significant data insights and investments in AI and other enabling technologies to further enable our decades of knowledge and experience and more effectively

apply those to help our clients and their workers navigate the ever-changing world of work.

• **Benefit our Clients with Our Global Scale.** Our clients benefit from our unmatched global footprint and scale in the HCM industry. We will continue to build on these strengths to further improve our client experience, and to add to our global footprint to further meet our clients where they choose to do business and address their needs for a distributed and flexible workforce. We intend to build more relationships with partners, such as through the ADP Marketplace, in order to provide clients with seamless integrations and customizations that simplify their HR processes and help them meet their needs. And we intend to grow our sales organization and continue to invest in best-in-class sales technology to not only make the purchase experience seamless but to also empower our sellers to provide the deep expertise and insights our clients, partners and influencers require to ensure they have the right HCM solutions to help them achieve their objectives and make a meaningful impact for their employees.

Innovation at ADP

Innovation is in our DNA. For 75 years, we have proven that actively listening and responding to what clients and their employees need and want keeps the world of work progressing forward. As a founder in the industry, we pioneered HCM automation, HCM in the cloud, mobile HCM and a digital HCM marketplace. This spirit of innovation remains a steady guide as we continue to listen and respond to emerging needs. The transformative potential of innovation continues to grow, in tandem with the power of technologies like artificial intelligence (AI), machine learning (ML) and generative AI. As these tools change how work happens, we remain focused on providing our clients and associates with HCM technology that is easy to use, powered with smart insights and personalized to support a human-centric experience.


ADP is innovating to make HCM easy, smart and human
Human experience
Data insight
Transactions
Make it human
Make it smart
Make it easy

To bring these solutions to market, we pursue multiple paths to innovation. From leveraging our unique data to provide differentiated insights to collaborating with, or investing in, organizations with complementary products or purchasing solutions that add to our strong foundation, each of these avenues helps ADP sustain a culture focused on continuous innovation.

Transforming our solutions and service through AI

Data is the foundation of the advantage we bring to our clients. It's at the core of our products and solutions, informing and driving our approach to innovation and new technology. The global scale and scope of our client base provide us the industry's largest and deepest HCM dataset with over 1.1 million clients spanning over 140 countries and 42 million wage earners globally.

Sitting at the center of workforce data, we're able to create tools that automate critical processes, serve up proactive insights, and deliver a personalized experience. Launched in January 2024, ADP Assist is a cross-platform solution powered by generative AI that transforms data into credible and actionable insights. ADP Assist offers smart, user-centric solutions through a conversational interface that touches every aspect of HR – payroll, time, talent, benefits, recruitment, analytics, reporting, and compliance.

ADP Assist validates payroll information, checking for payroll anomalies and using generative AI to identify and help resolve missing tax registrations and answer questions by drawing on ADP's large, up-to-date dataset of compliance information. ADP Assist also uses generative AI to simplify report creation, helping HR practitioners and leaders access internal, national, and global workforce data to analyze compensation, turnover, candidate profile relevancy, and talent market insights. ADP Assist earned the "Generative AI Innovation Award" in the 2024 AI Breakthrough Awards.

Additionally, we integrated generative AI within the Roll by ADP® mobile-first solution to offer clients even greater HR and payroll support with deeper insights. This groundbreaking payroll solution utilizes an AI-powered chat interface to turn traditional payroll management into an intuitive conversation that can complete payroll in under a minute. Leveraging ADP's long-standing payroll expertise and data security, small business owners can download and self-purchase Roll and run payroll anywhere, anytime, quickly, and compliantly, with no experience or training needed. The conversational experience runs off simple chat prompts such as "Run my payroll," offering a simple and powerful experience that also allows clients to confidently handle compliance matters like tax filing and deposits.

Along with transforming our solutions, we firmly believe AI and generative AI enhance our operations and enable us to elevate the end-to-end client experience. To lean into our service expertise, we also extended generative AI capabilities to a broader portion of our service and implementation associates to deliver an even better client

experience. We also continue to explore generative AI capabilities to further empower our sellers and our product developers to be more productive.

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Leveraging our workforce data

AI and ML drive many of the key features of ADP's data products, including ADP DataCloud, our award-winning people analytics solution. ADP DataCloud analyzes aggregated, anonymized and timely HCM and compensation data from more than one million organizations across the U.S., powering solutions that provide clients with in-depth workforce and business insights that support critical HR decisions.

In the U.S., ADP DataCloud's Skills Graph, our proprietary data structure, is based on more than 44 million employee records, 140 million resumes and 11 million job postings across more than 20 industries and 500 geographic areas, and uses large language models to extract, align and normalize key information such as skills, job titles and levels, education and qualifications from non-structured data and infers missing skills and qualifications from context. Skills Graph powers ADP's Candidate Profile Relevancy tool to help score, assess and predict candidates who are the best fit for a job opening and is designed to minimize the introduction of bias by, among other things, focusing on the skills, education, and experience of an applicant. Skills Graph also powers our Organizational Benchmarking Dashboard, which enables companies to decide how best to deploy their workers by comparing organizational metrics like headcount, labor costs and turnover against other similar businesses, as well as Talent Market Insights where organizations can explore jobs and locations to understand talent availability, skills, wages, turnover and time to fill an open position.

ADP's Model-Based Benchmarks, powered by Skills Graph, deliver real-time compensation insights and market and job coverage for over 9,000 job titles spanning more than 1,000 industries. Model-Based Benchmarks are driven by a set of deep learning models that extract patterns and knowledge from millions of payroll records and job profiles to provide accurate information that reflects the reality of the position being researched, including salary benchmarking tools in the U.S. and Canada. We offer similar tools to clients outside the United States, including through our ADP GlobalView® and ADP iHCM solutions.

We also continue to advance our next-gen platforms. Built to be as dynamic as the world of work, our next-gen platforms are designed for adaptability. These cloud-native, global, scalable and secure platforms provide our clients with the flexibility they need to address today's and tomorrow's workplace challenges, and to personalize the experience based on their needs. Our next-gen HCM platform is built for the way people actually work together, moving beyond rigid hierarchical organization structures to mirror practically any structure of work groups, such as divisions, regions, or dynamic teams. Our next-gen HCM platform uses AI to tailor personalized experiences relevant to each employee based on attributes of role, geographic location, typical behaviors, and anticipated need.

Our next-gen payroll platform is designed to be a global solution that supports workers of all types and enables real-time, transparent, continuous payroll calculations. This next-gen payroll platform also unlocks flexible pay choices for our clients so they can provide the best pay experience for their workers. As the regulatory environment rapidly changes, making it harder for companies to navigate the complexities of payroll, our next-gen payroll platform's built-in compliance capabilities enable our clients to focus on managing their business.

The size and breadth of ADP gives us a unique opportunity, especially in the era of data and data-driven products, to test innovative ideas, validate hypotheses and refine solutions before we bring them to the market. This happens through our "client-zero" program, which forges a direct connection point between our internal HR practitioners and our technologists. A key area of focus is using data and feedback from front-line practitioners to build products that improve the employee experience and make HR technology more intentional and in the moment. It's a feedback loop we extend beyond our client-zero program as well, sourcing regular feedback from client

pilot groups to continue to enhance and refine our solutions over time. By innovating with a client-centric mindset, we continue to transform work.

Culture of responsible AI

In harnessing the power of data through AI and ML, ADP recognizes the importance of accountability, transparency, privacy, explainability and governance, and in furtherance of those goals has established an active AI & Data Ethics Committee, comprised of both industry leaders and ADP experts, which advises on emerging industry trends and concerns and provides guidance with respect to compliance with the principles that ADP should follow while developing products, systems and applications that involve AI, ML and data.

As we continue to explore the potential that new technologies like generative AI can provide, we understand the great responsibility we have to approach these innovations in a way that is ethical, secure, and compliant for our business and the clients and workers we serve around the world. This led to our establishment of an interdisciplinary working group across ADP to determine governance for use cases and adoption of a set of principles and processes to govern the use of these newer technologies, including operational monitoring of recommendations made by AI and ML technologies.

In collaboration with other HCM providers and companies active in the HR space, we worked to develop Best Practices for use of AI in the Workplace led by the Future of Privacy Forum, an organization that brings together industry thought leaders to explore the challenges posed by technological innovation and develop privacy protections, ethical norms, and workable business practices.

Creating a customized HR ecosystem

To meet clients' shifting needs, we also collaborate with partners through solutions like ADP Marketplace, one of the largest digital HR storefronts with over 800 partner solutions worldwide. ADP Marketplace is enhancing our client experience by offering integrated partner solutions. ADP Marketplace also uses ML to easily surface best-fit applications to meet clients' critical HR needs. These capabilities are part of ADP's enterprise-wide initiative to bring the power of AI to HR practitioners, managers and employees. And all ADP Marketplace partners offering AI-enabled solutions must commit to a set of responsible AI principles based on the principles that govern our own products.

As part of our vision to create an HR ecosystem that is not only efficient but empowers businesses and their people, ADP API Central offers clients access to secure APIs, and tools and resources to simplify and automate their business processes with custom integrations, helping to connect their data across their entire ecosystem.

To enhance our integration capabilities, ADP acquired Sora, a low-code intelligent workflow automation and data integration tool that unifies disparate business applications such as HR, IT and other systems and data sets to create a smarter, easier-to-use experience for employees, business owners and HR professionals. The acquisition further solidifies our long-standing strategy to simplify complex HR processes through automation.

Reflecting our commitment to innovation, ADP launched a corporate venture capital arm and innovation lab, ADP Ventures. ADP Ventures' mission is to enhance and strengthen ADP's core business, create offerings in new adjacent segments and geographies, and develop new assets to monetize markets and segments beyond HCM. As part of its strategy, ADP Ventures invests in and partners with early-stage and scaling tech startups that advance ADP's innovation strategy.

Reportable Segments

Our two reportable business segments are Employer Services and Professional Employer Organization ("PEO"), and are based on the way that management reviews the performance of, and makes decisions about, our business. For financial data by segment and by geographic area, see Note 14 to the "Consolidated Financial Statements" contained in this Annual Report on Form 10-K.

Employer Services. Our Employer Services segment serves clients ranging from single-employee small businesses to large enterprises with tens of thousands of employees around the world, offering a comprehensive range of technology-based HCM solutions, including our strategic, cloud-based platforms, and HRO (other than PEO) solutions. These solutions address critical client needs and include: Payroll Services, Benefits Administration, Talent Management, HR Management, Workforce Management, Compliance Services, Insurance Services and Retirement Services.

Professional Employer Organization. Our PEO business, called ADP TotalSource®, provides clients with comprehensive employment administration outsourcing solutions through a relationship in which employees who work for a client (referred to as "worksite employees") are co-employed by us and the client.

PRODUCTS AND SOLUTIONS

In order to serve the unique needs of our clients and their diverse types of businesses and workforce models, we provide a range of solutions which businesses of all types and sizes and across geographies can use to recruit, pay, manage, and retain their workforce. We address these broad market needs with our cloud-based strategic platforms: RUN Powered by ADP®, serving over 890,000 small businesses; ADP Workforce Now®, serving over 85,000 mid-sized and large businesses across our strategic pillars; and ADP Vantage HCM® and our next-gen HCM platform, serving large enterprise businesses. All of these solutions can be combined with ADP SmartCompliance® to address the increasingly broad and complex needs of employers. Outside the United States, we address the needs of over 65,000 clients with premier global solutions consisting of in-country solutions and multinational offerings, including ADP GlobalView®, ADP Celergo®/Streamline® and ADP iHCM.

Strategic Cloud-based Products and Solutions Across Client Size and Geography

Small businesses (49 employees and below)	Midsized businesses (50–999 employees)	Large businesses (1,000 employees and above)

HCM Solutions
- RUN Powered by ADP®
- ADP Workforce Now®
- ADP Vantage HCM® and ADP Next Gen HCM
- ADP SmartCompliance®

HRO Solutions
- ADP TotalSource® PEO, enabled by ADP Workforce Now
- ADP Comprehensive Services®, enabled by ADP Workforce Now
- ADP Comprehensive Outsourcing Solutions

Global Solutions
- ADP GlobalView®
- ADP Celergo® / Streamline®
- ADP iHCM® and other In-country Solutions

HCM Solutions

Integrated HCM Solutions. Our premier suite of HCM products offers complete solutions that assist employers of all types and sizes in all stages of the employment cycle, from recruitment to retirement.

Our suite of HCM solutions are powered by our strategic, cloud-based, award-winning platforms, including:

• RUN Powered by ADP combines a software platform for small business payroll, HR management and tax compliance administration, with 24/7 service and support from our team of small business experts. RUN Powered by ADP also integrates with other ADP solutions, such as workforce management, workers' compensation insurance premium payment plans, and retirement plan administration systems.

• ADP Workforce Now is a flexible HCM solution used across mid-sized and large businesses in North America to manage their employees. More businesses use ADP Workforce Now in North America than any other HCM solution designed for both mid-sized and large businesses.

• ADP Vantage HCM is a solution for large enterprises in the United States. It offers a comprehensive set of HCM capabilities within a single solution that unifies the five major areas of HCM: HR management, benefits administration, payroll services, time and attendance management, and talent management.

Payroll Services. We pay over 26 million (approximately 1 out of every 6) workers in the United States. We offer flexible payroll services to employers of all sizes, including the preparation of employee paychecks, pay statements, supporting journals, summaries, and management reports.

We provide employers with a wide range of payroll options, including using mobile technology, connecting their major enterprise resource planning ("ERP") applications with ADP's payroll services or outsourcing their entire payroll process to us. Employers can choose a variety of payroll payment options including ADP's electronic wage payment and, in the United States, payroll card solutions and digital accounts. On behalf of our clients in the United States, we prepare and file federal, state and local payroll tax returns, and quarterly and annual Social Security, Medicare, and federal, state and local income tax withholding reports.



Benefits Administration. In the United States, we provide powerful and agile solutions for employee benefits administration. These options include health and welfare administration services, leave administration services, insurance carrier enrollment services, employee communication services, and dependent verification services. In addition, ADP benefits administration solutions offer employers a simple and flexible cloud-based eligibility and enrollment system that provides their employees with tools, communications, and other resources they need to understand their benefits options and make informed choices.

Talent Management. ADP's Talent Management solutions simplify and improve the talent acquisition, management and activation process, from recruitment to ongoing employee engagement and development. Employers can also outsource their internal recruitment function to ADP. Our solutions provide performance, learning, succession and compensation management tools that help employers align goals to outcomes, and enable managers to identify and mitigate potential retention risks. Our talent activation solutions include StandOut® powered by ADP, which provides team leaders with data and insights to drive employee engagement and leadership development, which in turn help drive employee performance.

Workforce Management. ADP's Workforce Management offers a range of solutions to over 130,000 employers of all sizes, including time and attendance, absence management

and scheduling tools. Time and attendance solutions include time capture via online timesheets, timeclocks with badge readers, biometrics and touch-screens, telephone/ interactive voice response, and mobile smartphones and tablets. These tools automate the calculation and reporting of hours worked, helping employers prepare payroll, control costs and overtime, and manage compliance with wage and hour regulations. Absence management tools include accrued time off, attendance policy and leave case management modules. Our employee scheduling tools simplify visibility, offer shift-swapping capabilities and can assist managers with optimizing schedules to boost productivity and minimize under- and over-staffing. We also offer data analytics and reporting tools that provide clients with insights, benchmarks and performance metrics so they can better manage their workforce. In addition, industry-specific modules are available for labor forecasting, budgeting, activity and task management, grant and project tracking, and tips management.

Compliance Solutions. ADP's Compliance Solutions provides industry-leading expertise in payment compliance and employment-related tax matters that complement the payroll, HR and ERP systems of our clients. In our fiscal year ended June 30, 2024, in the United States, we processed and delivered more than 78 million employee year-end tax statements and moved more than $3.1 trillion in client funds to our clients' employees, tax authorities and other payees.



• *ADP SmartCompliance.* In the United States, ADP SmartCompliance integrates client data delivered from our integrated HCM platforms or third-party payroll, HR and financial systems into a single, cloud-based solution. Our specialized teams use the data to work with clients to help them manage changing and complex regulatory landscapes and improve business processes. ADP SmartCompliance includes HCM-related compliance solutions such as Employment Tax and Wage Payments, as well as Tax Credits, Health Compliance, Wage Garnishments, Employment Verifications, Unemployment Claims and W-2 Management.

• *ADP SmartCompliance Employment Tax.* As part of our full-service employment tax services in the United States, we prepare and file employment tax returns on our clients' behalf and, in connection with these stand-alone services, collect employment taxes from clients and remit these taxes to more than 8,000 federal, state and local tax agencies.

• *ADP SmartCompliance Wage Payments.* In the United States, we offer compliant pay solutions for today's

workforce, including electronic payroll disbursement options such as payroll cards, digital accounts and direct deposit, as well as traditional payroll checks, which can be integrated with clients' ERP and payroll systems.

Human Resources Management. Commonly referred to as Human Resource Information Systems, ADP's Human Resources Management Solutions provide employers with a single system of record to support the entry, validation, maintenance, and reporting of data required for effective HR management, including employee names, addresses, job types, salary grades, employment history, and educational background.

Insurance Services. ADP's Insurance Services business, in conjunction with our licensed insurance agency, Automatic Data Processing Insurance Agency, Inc., facilitates access in the United States to workers' compensation and group health insurance for over 240,000 small and mid-sized clients through a variety of insurance carriers. Our automated Pay-by-Pay® premium payment program calculates and collects workers' compensation premium payments each pay period, simplifying this task for employers.

Retirement Services. ADP Retirement Services helps over 170,000 employers in the United States administer various types of retirement plans, such as traditional and Roth 401(k)s, profit sharing (including new comparability), SIMPLE and SEP IRAs, and executive deferred compensation plans. ADP Retirement Services offers a full service 401(k) plan program which provides recordkeeping and administrative services, combined with an investment platform offered through ADP Broker-Dealer, Inc. that gives our clients' employees access to a wide range of non-proprietary investment options and online tools to monitor the performance of their investments. In addition, ADP Retirement Services offers investment management services to retirement plans through ADP Strategic Plan Services, LLC, an SEC registered investment adviser under the Investment Advisers Act of 1940. ADP Retirement Services also offers trustee services through a third party as well as through ADP Retirement Trust Services, LLC, a New Hampshire state-chartered affiliated trust company.

HRO Solutions

As a leader in the growing HR Outsourcing market, we partner with clients from small, midsized and large enterprise organizations, offering a full range of premium services and seamless technology for HR, benefits, payroll, and talent management. We help organizations streamline processes, reduce the daily workload and reduce compliance risk while also gaining a partner to navigate HR challenges. Whether a client chooses our Professional Employer Organization (PEO) or Human Resources Outsourcing (HRO)/Managed Services, we offer solutions tailored to a client's specific needs and provide day-to-day expertise, guidance and tools, all personalized to meet their unique needs. ADP's HR Outsourcing solutions serve over three million employees.


Sourcing, Screening, Selection
Onboarding, Learning
Payroll & Benefits Administration
Recognition, Merit, Compensation
Career & Individual Development
Performance, Management, Succession
Employee Engagement & Talent Activation
Workforce Management
Diversity, Equity & Inclusion
Work Policy
Workplace Safety & Risk Management
Data & Insights
Compliance
Expert Service & Support
HR Management

Professional Employer Organization. ADP TotalSource is enabled by ADP Workforce Now and offers small and mid-sized businesses a comprehensive HR outsourcing solution through a co-employment model. With a PEO, both ADP and the client have a co-employment relationship with the client's employees. We assume certain employer responsibilities such as payroll processing and tax filings, and the client maintains control of its business and all management responsibilities. ADP TotalSource clients are able to offer their employees services and benefits on par with those of much larger enterprises, without the need to staff a full HR department. With our cloud-based HCM software at the core, we serve more than 17,000 clients and

more than 750,000 worksite employees in all 50 U.S. states. ADP TotalSource is the largest PEO certified by the Internal Revenue Service as meeting the requirements to operate as a Certified Professional Employer Organization under the Internal Revenue Code. As a full-service PEO, ADP TotalSource provides a broad range of HR administrative services, including payroll and payroll tax, employer compliance, HR guidance, employee benefits and benefit administration, talent strategies, and workers' compensation insurance including risk and claims management. Some of the rich offerings available through ADP TotalSource to address today's workplace challenges include:

• Better Employee Benefits: Through our PEO, many of our clients discover that they can offer a richer overall benefits package than they could afford to offer on their own. We give clients access to a patented approach to help them target the best benefit plan offerings for their employees. They can compare plan options and make more educated decisions about what plan offering is best for their company and budget. In addition, ADP TotalSource integrates with our award-winning ADP Marketplace to further tailor offerings, such as helping employees pay off student loans with payroll contributions and integrating a client's U.S. PEO population with its global workforce's HR system of record.

• Protection and Compliance: ADP TotalSource HR experts help clients manage the risks of being an employer by advising how to properly handle a range of issues – from HR and safety compliance to employee-relations. This includes access to workers' compensation coverage and expertise designed to help them handle both routine and unexpected incidents, including discrimination and harassment claims.

• Talent Engagement: Featuring a talent blueprint, ADP TotalSource HR experts work with clients to help them better engage and retain their workforce through solutions that support the core needs of an employee at work. In addition, our full-service recruitment team is dedicated to helping our clients find and hire new talent, while reducing the stress of uncovering top talent.

• Expertise: Each client is assigned a designated HR specialist for day-to-day and strategic guidance. Clients can also access data-driven benchmarks in areas such as turnover and overtime, staffing and benefit costs, and have their ADP HR expert help tailor recommendations to continue to drive their business forward. A payroll specialist is also available to clients to help them ensure their workers are paid correctly, on time and compliantly.

ADP Comprehensive Services. ADP Comprehensive Services combines personalized, high-touch support with our market-leading ADP Workforce Now platform to offer a managed services solution tailored to the specific needs of businesses of all sizes. Our committed team of professionals provides expertise, guidance, and tools across HR, talent, payroll, and benefits administration leveraging proven expertise, deep experience, and best practices. We take the time to understand our clients' businesses to offer the right support, enabling a flexible partnership that can cover one, some, or all areas of HR and payroll. Our service is designed to act as an extension of our client's in-house resources, providing outsourced execution that effectively combines processes and technology. With ADP Comprehensive Services, our clients can confidently execute their HCM operations, knowing they have the robust support of our team behind them.

ADP Comprehensive Outsourcing Services (ADP COS). ADP COS is designed for large enterprise outsourcing for payroll. With ADP COS, the day-to-day payroll process becomes our responsibility, freeing up clients to address critical issues like employee engagement and retention. The combination of technology, deep expertise and data-driven insights that ADP COS offers is powerful, allowing clients to focus on strategy and results.

ADP Recruitment Process Outsourcing Services (ADP RPO®). ADP RPO provides deep talent insights to help drive targeted recruitment strategies for attracting top talent. With global, customizable recruitment services, ADP RPO enables organizations to find and hire the best candidates for hourly, professional or executive positions. In addition, we also deliver market analytics, sourcing strategies, candidate screening, selection and on-boarding solutions to help organizations connect their talent strategy to their business's priorities.



Global Solutions

Our premier global solutions consist of multi-country and local in-country solutions for employers of any type or size. We partner with clients to help them navigate the most complex HR and payroll scenarios using tailored and scalable technology supported by our deep compliance expertise.

ADP Global Payroll is a solution for multinational organizations of all sizes, empowering them to harmonize

HCM strategies in over 140 countries globally. This improves visibility, control and operational efficiency, giving organizations the insight and confidence to adapt to changing local needs, while helping to drive overall organizational agility and engagement.

We also offer comprehensive, country-specific HCM solutions that combine innovative technology with deep local expertise. By operating a flexible service model, we help clients manage various combinations of payroll services, HR management, time and attendance management, talent management and benefits management, depending on the country in which the solution is provided.

We pay over 15 million workers outside the United States with our in-country solutions and with ADP GlobalView, ADP Celergo/Streamline and ADP iHCM – our simplified and intuitive multi-country solutions. As part of our global payroll services, we supply year-end regulatory and legislative tax statements and other forms to our clients' employees. Our global talent management solutions elevate the employee experience, from recruitment to ongoing employee engagement and development. Our comprehensive HR solutions combined with our deep expertise make our clients' global HR management strategies a reality. Our configurable, automated time and attendance tools help global clients understand the work being performed and the resources being used, and help ensure the right people are in the right place at the right time.

MARKETS AND SALES

Our HCM solutions are offered in over 140 countries and territories across North America, Latin America, Europe, Asia and Africa. The most material markets for HCM Solutions, Global Solutions and HRO Solutions (other than PEO) are the United States, Canada and Europe. In each market, we have both country-specific solutions and multi-country solutions, for employers of all sizes and complexities. The major components of our offerings throughout these geographies are payroll, HR outsourcing and workforce management. In addition, we offer wage and tax collection and/or remittance services in the United States, Canada, the United Kingdom, Australia, India and China. Our PEO business offers services exclusively in the United States.

We market our solutions primarily through our direct sales force. We also market HCM Solutions, Global Solutions and HRO Solutions through indirect sales channels, such as marketing relationships with certified public accountants and banks, among others. None of our major business units has a single homogeneous client base or market. While concentrations of clients exist in specific industries, no one client, industry or industry group is material to our overall revenues. We are a leader in each of our major service

offerings and do not believe any of our major services or business units is subject to unique market risk.



COMPETITION

The industries in which we operate are highly competitive. We know of no reliable statistics by which we can determine the number of our competitors, but we believe that we are one of the largest providers of HCM solutions in the world. HCM Solutions, Global Solutions and HRO Solutions (other than PEO) compete with other business outsourcing companies, companies providing ERP services, providers of cloud-based HCM solutions and financial institutions. Our PEO business competes with other PEOs providing similar services, as well as business outsourcing companies, companies providing ERP services and providers of cloud-based HCM solutions. Other competitive factors include a company's in-house function, whereby a company installs and operates its own HCM system.

Competition for business outsourcing solutions is primarily based on product and service quality, reputation, ease of use and accessibility of technology, breadth of offerings, and price. We believe that we are competitive in each of these areas and that our leading-edge technology (together with our data) and commitment to service excellence, distinguishes us from our competitors.

INDUSTRY REGULATION

Our business is subject to a wide range of complex U.S. and foreign laws and regulations. In addition, many of our solutions are designed to assist clients with their compliance with certain U.S. and foreign laws and regulations that apply to them. We have, and continue to enhance, compliance programs and policies to monitor and address the legal and regulatory requirements applicable to our operations and client solutions, including dedicated compliance personnel and training programs.

As one of the world's largest providers of HCM solutions, our systems contain a significant amount of data related to clients, employees of our clients, vendors and our employees. We are, therefore, subject to compliance obligations under federal, state and foreign privacy, data protection, artificial intelligence (AI) and cybersecurity-related laws, including federal, state and foreign security breach notification laws with respect to both client employee data and our own employee data. The changing nature of these comprehensive laws in the United States, Europe and elsewhere, including the European Union's (the "EU") General Data Protection Regulation (the "GDPR") and the California Privacy Rights Act of 2020 (the "CPRA"), impact our processing of personal information of our employees and on behalf of our clients. The GDPR imposes strict and comprehensive requirements on us as both a data controller and a data processor. As part of our overall data protection compliance program, including with respect to data protection laws in the EU, we are one of the few companies in the world to have implemented Binding Corporate Rules ("BCRs"). Compliance with our BCRs permits us to process and transfer personal data across borders in accordance with the GDPR and other data protection laws in the EU. The CPRA requires companies to provide data disclosure, access, deletion and opt-out rights to consumers in California. In the area of artificial intelligence, some states and localities in the U.S., the EU and elsewhere have proposed or already enacted legislation that imposes obligations on how we develop and market AI-based products and solutions. Specifically, the EU Artificial Intelligence Act imposes requirements on providers of certain types of AI services. Additionally, self-regulatory frameworks like the National Institute of Standards and Technology AI Risk Management Framework are being promulgated and adherence to these may become an industry standard or client expectation. In the United States, the Health Insurance Portability and Accountability Act of 1996 applies to our insurance services businesses and ADP TotalSource.

As part of our payroll and payroll tax management services, we move client funds to our clients' employees, tax authorities and other payees via electronic transfer, direct deposit, prepaid access and ADPCheck. In 2019, the Office of the Comptroller of Currency (the "OCC") authorized us to open ADP Trust Company, National Association (the "ADP Trust Bank"), via a national trust bank charter pursuant to the National Bank Act. The ADP Trust Bank is the sole trustee of ADP Client Trust, our grantor trust which holds U.S. client funds, and is responsible for the oversight and management of those client funds. The ADP Trust Bank, and all of its fiduciary activities including the U.S. money movement it oversees and manages via ADP Client Trust, is subject to comprehensive ongoing oversight and regulation by the OCC. In addition, our U.S. money movement managed by the ADP Trust Bank and our U.S. prepaid access offering are subject to the anti-money laundering and reporting provisions of The Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001 (the "BSA"). Our prepaid access offerings are subject to consumer protection laws and regulations, including the Electronic Funds Transfer Act and Regulation E issued by the Consumer Financial Protection Bureau as well as prohibitions on

unfair, deceptive, or abusive acts or practices. Consumer protections for prepaid accounts under Regulation E include requirements related to pre-acquisition fee and other disclosures, error resolution and investigation, and account access. Elements of our money movement activities outside of the United States are subject to licensing and similar anti-money laundering and reporting laws and requirements in certain countries in which we provide such services. In February 2024, ADP Canada Co. became a registered entity with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC), Canada's anti-money laundering and anti-terrorist financing supervisor, as a Money Service Business (MSB) as a result of a change in policy guidance from FINTRAC related to the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act.

Our employee background screening services business offers background checking services that are subject to the Fair Credit Reporting Act. ADP TotalSource is subject to various state licensing requirements and, as a Certified PEO, maintains certifications with the Internal Revenue Service. Because ADP TotalSource is a co-employer with respect to its clients' worksite employees, we may be subject to certain obligations and responsibilities of an employer under federal and state tax, insurance and employment laws, including worksite employee payroll obligations and with respect to claimed employee retention and other tax credits. ADP Strategic Plan Services, LLC, our registered investment adviser, provides certain investment management and advisory services to retirement plan administrators under a heightened "fiduciary" standard and is regulated by the SEC and the U.S. Department of Labor. ADP Broker-Dealer, Inc., which supports our Retirement Services business, is a registered broker-dealer regulated by the SEC and the Financial Industry Regulatory Authority (FINRA). ADP Retirement Trust Services, LLC supports our Retirement Services business as a New Hampshire state-chartered trust company. ADP Retirement Trust Services, LLC is trustee of and is responsible for oversight and safeguarding of the retirement plan assets of clients of our Retirement Services business. ADP Retirement Trust Services, LLC is a directed-fiduciary with responsibility for oversight of the retirement plan assets and regulated by the Department of Labor under the Employee Retirement Income Security Act of 1974, as amended, and is also subject to the oversight of the New Hampshire Banking Department.

Our current and future offerings in the payments and/or consumer space may also subject us to additional laws and regulations, which could also require corresponding compliance programs and policies and dedicated resources.

In addition, many of our businesses offer solutions that assist our clients in complying with certain U.S. and foreign laws and regulations that apply to them. Although these laws and regulations apply to our clients and not to ADP, changes in such laws or regulations may affect our operations, products and services. For example, our payroll services are designed to facilitate compliance with state laws and regulations applicable to the payment of wages.

In addition, our HCM solutions help clients manage their compliance with certain requirements of the Affordable Care Act in the United States. Similarly, our Tax Credit Services business, which helps clients in the United States take advantage of tax credit opportunities in connection with the hiring of new employees and certain other activities, is based on federal, state or local tax laws and regulations allowing for tax credits, which are subject to renewal, amendment or rescission.

We believe that key components of our compliance programs provide real competitive differentiators. For instance, our BCRs have enabled ADP to apply a global standard of data protection, simplifying data transfer processes and assisting our clients in meeting the demanding standards of data protection expected in Europe – a solution that most competitors cannot provide. Similarly, the ADP Client Trust and ADP Trust Bank provide client funds with a level of protection that most competitors cannot offer.

The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in the "Risk Factors" section in Part I, Item 1A of this Annual Report on Form 10-K for information regarding changes in laws and regulations that could have a materially adverse effect on our reputation, results of operations or financial condition or have other adverse consequences.

CLIENTS AND CLIENT CONTRACTS

We provide services to more than 1.1 million clients. In fiscal 2024, no single client or group of affiliated clients accounted for revenues in excess of 2% of our annual consolidated revenues.

We are continuously in the process of performing implementation services for new clients. Depending on the service agreement and/or the size of the client, the installation or conversion period for new clients can vary from a short period of time for a small Employer Services client (as little as 24 hours) to a longer period for a large Employer Services client with multiple deliverables (generally six to nine months). In some cases, based on a client's timeline, the period may exceed two years for a large, multi-country GlobalView client or other large, multi-phase implementation. Although we monitor sales that have not yet been installed, we do not view this metric as material to an understanding of our overall business in light of the recurring nature of our business. This metric is not a reported number, but it is used by management as a planning tool to allocate resources needed to install services, and as a means of assessing our performance against the expectations of our clients. In addition, some of our products and services are sold under longer-term contracts with initial terms ranging from two to seven years. However, this anticipated future revenue under

contract is not a significant portion of our expected future revenue, is not a meaningful indicator of our future performance and is not material to management's estimate of our future revenue.

Our business is typically characterized by long-term client relationships that result in recurring revenue. Our services are provided under written price quotations or service agreements having varying terms and conditions. No one price quotation or service agreement is material to us. Based on our retention levels in fiscal 2024, our client retention is estimated at approximately 13 years in Employer Services, and approximately 6 years in PEO.

PRODUCT DEVELOPMENT

We continually upgrade, enhance, and expand our solutions and services. In general, new solutions and services supplement rather than replace our existing solutions and services and, given our recurring revenue model, do not have a material and immediate effect on our revenues. We believe that our strategic solutions and services have significant remaining life cycles.

RESEARCH AND DEVELOPMENT

During the fiscal years ended June 30, 2024, 2023 and 2022, we invested approximately $1.276 billion, $1.195 billion, and $1.210 billion, respectively, in research and development. These investments include expenses for activities such as the development of new products, maintenance expenses associated with our existing technologies, investments in generative AI, purchases of new software and software licenses, and additions to software resulting from business combinations.

LICENSES

We are the licensee under a number of agreements for computer programs and databases. Our business is not dependent upon a single license or group of licenses. Third-party licenses, patents, trademarks, and franchises are not material to our business as a whole.



OUR HCM STRATEGY

Our Human Capital Management (HCM) strategy is simple, our people have differentiated us for 75 years and we remain committed to valuing, developing and engaging them.

Our Chief Human Resources Officer (CHRO), together with our Executive Leadership Team, manages our HCM strategy and related programs and initiatives, as well as our talent strategy. Our CHRO, along with our CEO, as appropriate, regularly updates and supports our Compensation and Management Development Committee of the Board ("CMDC") as well as the Board of Directors on HCM matters, including culture, engagement, hiring, rewards, and inclusion, diversity, equity and belonging efforts. The CMDC is responsible for these matters, as well as our executive compensation program, company-wide equity-based plans, and our management succession planning and development program.

Our Associates and Demographics

As of June 30, 2024, our global team of associates consisted of approximately 64,000 persons. We track certain gender and racial demographics of our workforce and share them in our annual Global Corporate Social Responsibility ("CSR") Report, which is available on our website. *Nothing in our CSR Report shall be deemed incorporated by reference into this Annual Report on Form 10-K.*

Our Culture and Values

Seventy-five years ago, our founders established values that guide us today. These values have helped shape our one-of-a-kind culture, which embraces inclusion, diversity, equity and belonging.

Our long-term business success is closely linked to our commitment to creating an environment in which our associates thrive, and to do so we listen to and engage our associates. We conduct an annual culture survey, myVoice, where our associates can share their perspectives on important topics, including client service, inclusion, diversity, equity and belonging, social responsibility, ethics, innovation and leadership. Along with many of our world-class clients, we leverage our innovative StandOut® powered by ADP platform, to help managers drive talent engagement throughout the year. We issue quarterly global StandOut® Engagement Pulse® surveys to ensure that all associates can share with their leaders how they feel about their work and their colleagues, and for us to get a snapshot of engagement across the globe.

The strength of our ADP team comes from what each one of us offers each other, our clients and our community. Through our myMoment Recognition Program, we give our associates the opportunity to recognize and celebrate each other when they demonstrate our values, drive our

goals and go above and beyond in contributing to our collective success. Our global ADP Cares program, which is funded by the Company, the ADP Foundation and our generous associates, helps members of our team get through difficult, unforeseen events such as natural disasters and major illnesses. We also proudly support our associates that give back to our communities through paid volunteer time off and our donation matching program.

At ADP, We Believe ...

that **Integrity Is Everything**
in providing **Insightful Expertise**
in delivering **Service Excellence**
in **Inspiring Innovation**
that **Each Person Counts**
in being **Results-driven**
in valuing **Social Responsibility**

Inclusion, diversity, equity and belonging are cornerstones of our one-of-a-kind culture. We value diverse perspectives and believe that our associates and their best ideas thrive in a diverse and inclusive environment. We strive to reflect the diversity of the communities and clients we serve and are firmly focused on ensuring that all our associates are welcomed and enjoy a deep sense of belonging.

We have a number of initiatives to strengthen and further cultivate our inclusive and diverse culture. As an example, ADP's Global IDEB Impact Council was created to align and amplify our inclusion efforts, providing us with an advantage to attract and retain associates and clients. The council, comprised of senior leaders across the enterprise, was designed to focus across four pillars, including Technology & Innovation, Culture & Belonging, Business Practices and Talent Practices. Our voluntary business resource groups (BRGs), which cover a broad array of diverse associates that share common interests and experiences, make us stronger by promoting inclusion, diversity, equity and belonging and cultural awareness, accelerating associate engagement, retention and career development, helping build relationships with diverse markets in our communities, and promoting the conservation and restoration of natural resources.

At ADP, we are committed to upholding fair and equitable pay. Pay equity is critical to creating an inclusive and engaging culture that enables all associates to reach their full potential. We make pay decisions based on skills, job-related experience, the market value of the job and performance. We have incorporated regular pay equity reviews into our compensation decisions. And, we no longer ask candidates to provide their salary history in most of the countries where we operate.

Our commitment to building a better world of work and creating a workplace where everyone can thrive has led to recognition across the globe, including Fortune's World's Most Admired Companies (18 consecutive years); Disability:IN Best Place to Work for Disability Inclusion; Fair360 Top 50 Companies for Diversity; Seramount's Best Companies for Multicultural Women; Fast Company's Best Workplaces for Innovators; Newsweek's America's Most Responsible Companies; and Newsweek's Most Trustworthy Companies in America.

Our Talent Strategy

Our talent strategy is simple – we aim to attract, develop and retain ambitious, passionate and overall top talent by offering a place where our associates can grow their careers, challenge themselves, share generously, take risks, and create positive change. This has allowed us to be recognized by esteemed organizations as an employer of choice year after year.



We invest in our team members so that they have the skills necessary to succeed and grow their careers. The ADP talent journey begins with an innovative, engaging and comprehensive onboarding process followed by extensive training and mentorship. Thereafter, our associates can access a wide range of professional and functional skills training to further continue and enhance performance and career development. Our sales professionals are provided with award winning training programs and tools throughout their careers, and we also provide our technologists with access to training and experiences in the latest technologies on the market. We know our people leaders have tremendous impact on our associates and clients, and so we invest in a leadership development strategy that uses innovative approaches to support new and experienced leaders with formal learning, tools to understand and engage their team, and in the moment support during moments that matter. Additionally, our succession planning process deploys leaders to new career experiences that help ensure we are developing executives that will deliver results now and in the future.

Our Benefits and Health and Wellness Programs

The wide range of benefits and health and wellness programs we offer contribute to an environment where all our associates add to our success. Our associates receive a competitive benefits package, intended to help them enjoy physical, emotional and financial well-being and be productive members of their teams. While exact benefits vary by associate and region, they typically include health care coverage, a 401(k) plan with company matching contributions for U.S. associates, life insurance, paid time off and tuition reimbursement. We particularly emphasize benefits that support individual and family needs (parental leave, adoption/fertility benefits and caregiver support), and constantly update our programs according to our associates' needs.

We offer physical and mental wellness programs that help our team pursue a healthy lifestyle and reduce absenteeism and lost time due to injuries. Our efforts include a company-wide health and safety manual and website, safety education and training, and a wellness program that rewards associates for completing wellness activities. Physical and mental health initiatives vary across regions, but can include personal health checks, nutrition and fitness expert visits offering free consultation and programs, employee mental wellness assistance programs, free counseling and mental health therapy assistance for associates, and mindfulness classes.

Available Information

Our corporate website, *www.adp.com*, provides materials for investors and information about our solutions and services. ADP's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and the Proxy Statements for our Annual Meetings of Stockholders are made available, free of charge, on our corporate website as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission ("SEC"), and are also available on the SEC's website at *www.sec.gov*. The content on any website referenced in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

Item 1A. Risk Factors

Our businesses routinely encounter and address risks, some of which may cause our future results to be different than we currently anticipate. The risk factors described below represent our current view of some of the most important risks facing our businesses and are important to understanding our business. The following information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosures About Market Risk and the consolidated financial statements and related notes included in this Annual Report on Form 10-K. This discussion includes a number of forward-looking statements. You should refer to the description of the qualifications and limitations on forward-looking statements in the first paragraph under Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K. See "Item 1. Business—Competition" of this Form 10-K for a discussion of the competitive environment in the markets in which we operate. Many risks affect more than one category, and the risks are not in order of significance or probability of occurrence because they have been grouped by categories. The risks described below are not the only risks we face and the occurrence of any of the following risks or other risks not presently known to us or that we currently believe to be immaterial could have a materially adverse effect on our business, results of operations, financial condition or reputation.

LEGAL AND COMPLIANCE RISKS

Failure to comply with, compliance with or changes in, laws and regulations applicable to our businesses could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences

Our business is subject to a wide range of complex U.S. and foreign laws and regulations, including, but not limited to, the laws and regulations described in the "Industry Regulation" section in Part I, Item 1 of this Annual Report on Form 10-K. Failure to comply with laws and regulations applicable to our operations or client solutions and services could cause us to incur substantial costs or could result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of services, the imposition of consent orders or civil and criminal penalties, including fines, and lawsuits, including class actions, that could damage our reputation and have a materially adverse effect on our results of operation or financial condition.

In addition, changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. For example, a change in regulations either decreasing the amount of taxes to be withheld or allowing less time to remit taxes to government authorities would adversely impact average client balances and, thereby, adversely impact interest income from investing client funds before such funds are remitted to the applicable tax authorities. Changes in U.S. or foreign tax laws, regulations or rulings or the interpretation thereof could adversely affect our effective tax rate and our net income. Changes in laws, or interpretations thereof, that govern the co-employment arrangement between a professional employer organization and its worksite employees may require us to change the manner in which we conduct some aspects of our PEO business. In addition, changes in the manner in which health and welfare plans sponsored by PEOs or the TotalSource Health and Welfare Plan, in particular, are regulated could adversely impact the demand for our PEO offering.

Because our PEO is a co-employer with our PEO clients and a Certified PEO by the Internal Revenue Service, we may be subject to certain obligations, responsibilities and liabilities of an employer with respect to Worksite Employees (WSE), including with respect to their wages and the payment thereof, the payment of certain taxes with respect to WSE wages and employee benefits provided to the WSEs. Even though PEO clients are contractually responsible for the timely remittance of such costs, it is possible that our clients will not remit such payments despite their contractual obligations. The risk of failing to receive such payments from PEO clients could be magnified during significant financial or other disruptions or catastrophic events, such as the failure of a bank with whom a significant number of PEO clients may bank at the time, or more widespread stress or failure within the U.S. banking system. Any such event could prevent or materially delay the recovery of any payments not timely remitted and could have an adverse impact on our financial results and liquidity.

Our Wisely® offerings and potentially other future offerings in the payments and/or consumer space may subject us to additional laws and regulations, some of which may not be uniform and may require us to modify or restrict our offerings and decrease our potential revenue and earnings.

Failure to comply with anti-corruption laws and regulations, economic and trade sanctions, anti-money laundering laws and regulations, and similar laws could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences

Regulators worldwide continue to exercise a high level of scrutiny with respect to anti-corruption, economic and trade sanctions, and anti-money laundering laws and regulations. Such scrutiny has resulted in aggressive investigations and enforcement of such laws and burdensome regulations, any of which could materially adversely impact our business. We operate our business around the world, including in numerous developing economies where companies and government officials are more likely to engage in business practices that are prohibited by domestic and foreign laws and regulations, including the United States Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. Such laws generally prohibit improper payments or offers of payments to foreign government officials and leaders of political parties and, in some cases, to other persons, for the purpose of obtaining or retaining business. We are also subject to economic and trade sanctions programs, including those administered by the U.S. Treasury Department's Office of Foreign Assets Control, which prohibit or restrict transactions or dealings with specified countries, their governments and, in certain circumstances, their nationals, and with individuals and entities that are specially designated, including narcotics traffickers and terrorists or terrorist organizations, among others. In addition, some of our businesses and entities in the U.S. and a number of other countries in which we operate are subject to anti-money laundering laws and regulations, including, for example, The Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001 (the "BSA"). Among other things, the BSA requires certain financial institutions, including banks and money services businesses (such as national trust banks and providers of prepaid access like us), to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records. We have registered our payroll card business as a provider of prepaid access, and registered ADP Trust Bank and ADP Retirement Trust Services with the Treasury Department's Financial Crimes Enforcement Network (FinCEN). ADP Canada Co. is a registered entity with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) as a Money Service Business (MSB).

We have implemented policies and procedures to monitor and address compliance with applicable anti-corruption, economic and trade sanctions and anti-money laundering laws and regulations, and we regularly review, upgrade and enhance our policies and procedures. However, there can be no assurance that our employees, consultants or agents will not take actions in violation of our policies for which we may be ultimately responsible, or that our policies and procedures will be adequate or will be determined to be adequate by regulators. Any violations of applicable anti-corruption, economic and trade sanctions or anti-money laundering laws or regulations could limit certain of our business activities until they are satisfactorily remediated and could result in civil and criminal penalties, including fines, which could damage our reputation and have a materially adverse effect on our results of operations or financial condition. Further, bank regulators continue to impose additional and stricter requirements on banks to ensure they are meeting their BSA obligations, and banks are increasingly viewing money services businesses and third-party senders to be higher risk customers for money laundering. As a result, our banking partners that assist in processing our money movement transactions may limit the scope of services they provide to us or may impose additional material requirements on us. These regulatory restrictions on banks and changes to banks' internal risk-based policies and procedures may result in a decrease in

the number of banks that may do business with us, may require us to materially change the manner in which we conduct some aspects of our business, may decrease our revenues and earnings and could have a materially adverse effect on our results of operations or financial condition.

Failure to comply with privacy, data protection, artificial intelligence and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences

The collection, storage, hosting, transfer, processing, disclosure, use, security and retention and destruction of personal information required to provide our services is subject to federal, state and foreign privacy, data protection and cyber security laws. These laws, which are not uniform, generally do one or more of the following: regulate the collection, storage, hosting, transfer (including in some cases, the transfer outside the country of collection), processing, disclosure, use, security and retention and destruction of personal information; require notice to individuals of privacy practices; give individuals certain access and correction rights with respect to their personal information; and regulate the use or disclosure of personal information for secondary purposes such as marketing. Under certain circumstances, some of these laws require us to provide notification to affected individuals, clients, data protection authorities and/or other regulators in the event of a data breach. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among the Company and its subsidiaries. The European Union (the "EU") General Data Protection Regulation (the "GDPR"), and state consumer privacy laws like the California Privacy Rights Act of 2020 (the "CPRA"), are among the most comprehensive of these laws, and more and more jurisdictions are adopting similarly comprehensive laws that impose new data privacy protection requirements and restrictions. As part of our overall data protection compliance program in connection with the GDPR, we implemented Binding Corporate Rules ("BCRs") as both a data processor and data controller, which permits us to process and transfer personal data across borders in compliance with EU data protection laws.

We believe that providing insights and content from data, including via artificial intelligence (AI) and machine learning (ML), will become increasingly important to the value that our solutions and services deliver to our clients. We are increasingly leveraging AI and ML in our solutions and service delivery and are exploring how best to integrate generative AI technologies and develop and deploy capabilities that are beneficial to our clients and their employees. However, legislation that governs the development and/or use of AI has been adopted or is under consideration in the U.S. at the state and local level, as well as abroad. In addition, self-regulatory frameworks like the National Institute of Standards and Technology AI Risk

Management Framework are being promulgated and adherence to these may become an industry standard or a client expectation. As a result, the ability to provide data-driven insights and otherwise leverage AI and ML may be constrained by current or future laws (including product liability regimes), regulatory or self-regulatory requirements or ethical considerations, including our own published, guiding ethical principles regarding AI and ML, that could restrict or impose burdensome and costly requirements on our ability to leverage data and/or these technologies in innovative ways. Our use of generative AI in our products and operations also introduces additional risks, including risks related to accuracy, bias, security, and privacy. For example, if the data used to train a model or the model's output is inaccurate or biased, or alleged to be inaccurate or biased, we could be subject to reputational damage or litigation.

Complying with privacy, data protection, AI and cyber security laws and requirements, including the enhanced obligations imposed by the GDPR, our BCRs, U.S. state privacy laws, including the CPRA, and the EU Artificial Intelligence Act, may result in significant costs to our business and require us to amend certain of our business practices. Further, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our businesses and noncompliance could result in significant regulatory penalties and legal liability and damage our reputation. In addition, data security events, concerns about privacy abuses by other companies and increased awareness of the potential (positive and negative) of AI are changing consumer and social expectations for enhanced protections (including with respect to bias and potential discrimination). As a result, noncompliance, the failure to meet such expectations or the perception of noncompliance or such failure, whether or not valid, may damage our reputation.

If we fail to protect our intellectual property rights, it could materially adversely affect our business and our brand

Our ability to compete and our success depend, in part, upon our intellectual property. We rely on patent, copyright, trade secret and trademark laws, and confidentiality or license agreements with our employees, clients, vendors, partners and others to protect our intellectual property rights. We may need to devote significant resources, including cybersecurity resources, to monitoring our intellectual property rights. In addition, the steps we take to protect our intellectual property rights may be inadequate or ineffective, or may not provide us with a significant competitive advantage. Our intellectual property (including source code) could be wrongfully acquired as a result of a cyber-attack or other wrongful

conduct by third parties or our personnel. Litigation brought to protect and enforce our intellectual property rights could be costly and time-consuming. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, which may be successful. In addition, use of AI tools may result in the release of confidential or proprietary information which could limit our ability to protect, or prevent us from protecting, our intellectual property rights.

We may be sued by third parties for infringement of their proprietary rights, which could have a materially adverse effect on our business, financial condition or results of operations

There is considerable intellectual property development activity in our industry. Third parties, including our competitors, may own or claim to own intellectual property relating to our products or services and may claim that we are infringing their intellectual property rights. Additionally, as we expand our use of AI, there is uncertainty regarding intellectual property ownership and license rights of AI algorithms and content generated by AI and we may become subject to similar claims of infringement. We may be found to be infringing upon third party intellectual property rights, even if we are unaware of their intellectual property rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us or if we decide to settle, could require that we pay substantial damages or ongoing royalty payments, obtain licenses, modify applications, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our clients, vendors or partners in connection with any such claim or litigation. Even if we were to prevail in such a dispute, any litigation could be costly and time-consuming.

SECURITY AND TECHNOLOGY RISKS

Our businesses collect, host, store, transfer, process, disclose, use, secure, retain and dispose of personal and business information, and collect, hold and transmit client funds, and a security or privacy breach may damage or disrupt our businesses or operations, result in the disclosure of confidential information, damage our reputation, increase our costs, cause losses and materially adversely affect our results of operations

In connection with our business, we collect, host, store, transfer, process, disclose, use, secure, retain and dispose of large amounts of personal and business information about our clients, employees of our clients, our vendors and our employees, contractors and temporary staff, including payroll information, health care information, personal and business financial data, social security numbers and their foreign equivalents, bank account numbers, tax information and other personal and business information. We also collect significant amounts of funds from the accounts of our clients and transmit them to their employees, tax authorities and other payees.

We are focused on safeguarding and protecting personal and business information and client funds, and we devote significant resources to maintain and regularly update our systems and processes. Nonetheless, the global environment continues to grow increasingly hostile as attacks on information technology systems continue to grow in frequency, complexity and sophistication (including due to the use of AI), and we are regularly targeted by unauthorized parties using malicious tactics, code and viruses. Certain of these malicious parties may be state-sponsored and/or supported by significant financial and technological resources. Although this is a global problem, it may affect our businesses more than other businesses because malevolent parties (which could include our personnel) may focus on the amount and type of personal and business information that our businesses collect, host, store, transfer, process, disclose, use, secure, retain and dispose of, and the client funds that we collect and transmit.

We have programs and processes in place designed to prevent, detect and respond to data or cybersecurity incidents. However, as a result of the complexity of our operating environment, the period over which hardware and software has been acquired or other reasons, our programs and processes may not be sufficient or adequate or may fail to prevent, detect or respond to a cybersecurity incident or identify and/or remediate a security vulnerability in our operating environment. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, are increasingly more complex and sophisticated (including due to the use of AI). We may fail to anticipate or detect these techniques and/or incidents for long periods of time and, even when we do so, we may be unable or fail to implement adequate or timely preventive or responsive measures. Our ability to address data or cybersecurity incidents may also depend on the timing and nature of assistance that may be provided from relevant governmental or law enforcement agencies. Hardware, software, applications or services that we develop or procure from third parties, or are required by third parties such as foreign governments to install on our systems, may contain defects in design or manufacture or other problems that could (or, in respect of third-party software, may be designed to) compromise the confidentiality, integrity or availability of data or our systems. Unauthorized parties have also attempted to gain (and in certain cases have gained), and will continue to attempt to gain, access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other methods of deceiving these third parties or our personnel, including phishing and other social engineering techniques whereby attackers use end-user behaviors to distribute computer viruses and malware into our systems or otherwise

compromise the confidentiality, integrity or availability of data or our systems. As these threats continue to evolve and increase (including due to the use of AI), we continue to invest significant resources, and may be required to invest significant additional resources, to modify and enhance our cybersecurity controls and to investigate and remediate any security vulnerabilities. In addition, while our operating environments are designed to safeguard and protect confidential personal and business information, we may not have the ability to monitor the implementation or effectiveness of any safeguards by our clients, vendors or partners and, in any event, third parties may be able to circumvent those security measures. Information or system access obtained by malevolent parties (which could include our personnel) resulting from successful attacks against our clients, vendors, partners or other third parties may, in turn, be used to attack our information technology systems. Further, while we perform due diligence prior to acquisitions and take actions to safeguard the businesses that we acquire, these businesses may not have invested as significantly as we do in security and technology and may be more susceptible to cybersecurity incidents, which may make us more vulnerable to cybersecurity incidents as well.

We have been, and expect we will continue to be, the subject of cybersecurity attacks, including unauthorized intrusion, malicious software infiltration, network disruption, denial of service, corruption of data, ransomware attack, and theft of sensitive information (including our intellectual property). Although none of the cybersecurity incidents that we have identified to date have materially affected us, including our business strategy, operations, results of operations, or financial condition, we continue to face significant known and unknown cybersecurity threats. In the future, a cybersecurity attack, unauthorized intrusion, malicious software infiltration, network disruption, denial of service, corruption of data, ransomware attack, theft of non-public or other sensitive information, or similar act by a malevolent party (which could include our personnel), or inadvertent acts or inactions by our vendors, partners or personnel, could result in the loss, disclosure or misuse of confidential personal or business information or our intellectual property or the theft of client or ADP funds, which could have a materially adverse effect on our business or results of operations or that of our clients, result in liability, litigation, regulatory investigations and sanctions or a loss of confidence in our ability to serve clients, or cause current or potential clients to choose another service provider. As the global environment continues to grow increasingly hostile, the security of our operating environment is ever more important to our clients and potential clients. As a result, the breach or perceived breach of our security systems could result in a loss of confidence by our clients or potential clients and cause them to choose another service provider, which could have a materially adverse effect on our business, financial condition or results of operations.

While ADP maintains insurance coverage that, subject to policy terms and conditions and a significant self-insured retention, is designed to address losses or claims that may arise in connection with certain aspects of data and cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise in the continually evolving area of data and cyber risk.

Our systems, applications, solutions and services may be subject to disruptions that could have a materially adverse effect on our business, operations, financial condition, results of operations or reputation

Many of our businesses are highly dependent on our ability to process, on a daily basis, a large number of complicated transactions. We rely heavily on our payroll, financial, accounting, and other data processing systems. We need to properly manage our systems, applications and solutions, and any upgrades, enhancements and expansions we may undertake from time to time, in order to ensure they properly support our businesses. From time to time, these systems, applications or solutions fail to operate properly or become disabled. Any such failure or disablement, even for a brief period of time, whether due to malevolent acts, errors, defects or any other factor(s), could result in financial loss, a disruption of our businesses or operations, liability to clients, loss of clients, regulatory intervention or damage to our reputation, any of which could have a materially adverse effect on our business, results of operations or financial condition. We have a global business resiliency program that includes disaster recovery, business continuity, and crisis management plans and procedures designed to protect our businesses against a multitude of events, including natural disasters, military or terrorist actions, power or communication failures, or similar events. Despite our preparations, our plans and procedures may not be successful in preventing or mitigating the loss of client data or funds, service interruptions, disruptions to our operations, or damage to our important facilities. In addition, the severity of the failure or disablement may require us to replace or rebuild the affected system(s), application(s) or solution(s) and we may be unable to do so before it materially adversely affects our business or operations.

A disruption of the data centers or cloud-computing or other technology services or systems that we utilize could have a materially adverse effect on our business, operations, financial condition or results of operations

We host our applications and serve our clients with data centers that we operate, and with data centers that are operated, and cloud-computing and other technology services and systems that are provided, by third-party vendors. These data centers or cloud-computing and other technology services and systems have failed, become disabled or been disrupted, and may do so in the future. Any failure, disablement or disruption, even for a limited period of time, could disrupt our businesses or operations and we could suffer financial loss, liability to clients, loss of clients, regulatory intervention or damage to our reputation, any of which could have a material adverse

effect on our business, results of operations or financial condition. In addition, our third-party vendors may cease providing data center facilities or cloud-computing or other technology services or systems (including those on which our products or services are based), elect to not renew their agreements or licenses with us on commercially reasonable terms or at all, breach their agreements or licenses with us or fail to satisfy our expectations, which could disrupt our operations and require us to incur costs which could materially adversely affect our results of operations or financial condition.

BUSINESS AND INDUSTRY RISKS

Our industry is subject to rapid technological change, including as a result of AI, and if we fail to upgrade, enhance and expand our technology and services to meet client needs and preferences, the demand for our solutions and services may materially diminish

Our businesses operate in industries that are subject to rapid technological advances (such as AI) and changing client needs and preferences. In order to remain competitive and responsive to client demands, we continually upgrade, enhance, and expand our technology, solutions and services, including by leveraging AI in our solutions. If we fail to respond successfully to technology challenges and client needs and preferences or our competitors or other third parties respond to such challenges more quickly or successfully than us, the demand for our solutions and services may diminish. As new technologies (such as AI) continue to emerge, they may be disruptive to the HCM industry. These technologies could result in new and innovative HCM products and solutions that could increase competition, place us at a competitive disadvantage or even render obsolete our technology, products and solutions. In addition, investment in product development and new technologies often involves a long return on investment cycle. We have made and expect to continue to make significant investments in product development and new technologies. We must continue to dedicate a significant amount of resources to our development efforts before knowing to what extent our investments will result in products the market will accept. In addition, our business could be adversely affected in periods surrounding our new product introductions if clients delay purchasing decisions to evaluate the new product offerings. Furthermore, we may not execute successfully on our product development strategy, including because of challenges with regard to product planning and timing and technical hurdles that we fail to overcome in a timely fashion. We may fail to realize all the economic benefit of our investment in the development of a product which could cause an impairment of goodwill or intangibles and result in a significant charge to earnings.

We may not realize or sustain the expected benefits from our business transformation initiatives, and these efforts could have a materially adverse effect on our business,

operations, financial condition, results of operations and competitive position

We have been and will be undertaking certain transformation initiatives, which are designed to streamline our organization, extend our world-class distribution and strengthen our talent and culture, while supporting our revenue growth, margin improvement and productivity. If we do not successfully manage and execute these initiatives, or if they are inadequate or ineffective, we may fail to meet our financial goals and achieve anticipated benefits, improvements may be delayed, not sustained or not realized and our business, operations and competitive position could be adversely affected. These initiatives, or our failure to successfully manage them, could result in unintended consequences or unforeseen costs, including distraction of our management and employees, attrition, inability to attract or retain key personnel, and reduced employee productivity, which could adversely affect our business, financial condition, and results of operations.

A major natural disaster or catastrophic event could have a materially adverse effect on our business, operations, financial condition and results of operations, or have other adverse consequences

Our business, operations, financial condition, results of operations, access to capital markets and borrowing costs may be adversely affected by a major natural disaster or catastrophic event, including civil unrest, geopolitical instability, war, terrorist attack, pandemics or other (actual or threatened) public health emergencies, extreme weather, such as droughts, hurricanes, flooding and wildfires (including as a result of climate change), or other events beyond our control, and measures taken in response thereto.

The COVID-19 outbreak created, and such other events may create, significant volatility and uncertainty and economic and financial market disruption. The extent of any such impact depends on developments which are highly uncertain and cannot be predicted, including the duration and scope of the event; the governmental and business actions taken in response thereto; actions taken by the Company in response thereto and the related costs; the impact on economic activity and employment levels; the effect on our clients, prospects, suppliers and partners; our ability to sell and provide our solutions and services, including due to travel restrictions, business and facility closures, and employee remote working arrangements; the ability of our clients or prospects to pay for our services and solutions; and how quickly and to what extent normal economic and operating conditions can resume. In addition, clients or prospects may delay decision making, demand pricing and other concessions, reduce the value or duration of their orders, delay planned work or seek to terminate existing agreements. Our business is also impacted by employment levels across our clients, as we

have varied contracts throughout our business that blend base fees and per-employee fees.

Political, economic and social factors may materially adversely affect our business and financial results

Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and volatility. A slowdown in the economy or other negative changes, including in employment levels, the level of interest rates or the level of inflation, may have a negative impact on our businesses. In addition, as our operating costs increase due to inflationary pressure or otherwise, we may not be able to offset these increases by corresponding price increases for our products and solutions. Clients may react to worsening conditions by reducing their spending on HCM services or renegotiating their contracts with us, which may adversely affect our business and financial results.

We invest our funds held for clients in liquid, investment-grade marketable securities, money market securities, and other cash equivalents. Nevertheless, such investments are subject to general market, interest rate, credit and liquidity risks. These risks may be exacerbated, individually or together, during periods of unusual financial market volatility.

In addition, as part of our client funds investment strategy, we extend the maturities of our investment portfolio for client funds and utilize short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. In order to satisfy these short-term funding requirements, we maintain access to various sources of liquidity, including borrowings under our commercial paper program and our committed credit facilities, our ability to execute regular reverse repurchase transactions, our committed reverse repurchase agreements, and corporate cash balances. A reduction in the availability of any such financing during periods of disruption in the financial markets or otherwise may increase our borrowing costs and/or require us to sell available-for-sale securities in our funds held for clients to satisfy our short-term funding requirements. When there is a reduction in employment levels due to a slowdown in the economy, the Company may experience a decline in client fund obligations and may also sell available-for-sale securities in our funds held for clients in order to reduce the size of the funds held for clients to correspond to client fund obligations. A sale of such available-for-sale securities may result in the recognition of losses and reduce the interest income earned on funds held for clients, either or both of which may adversely impact our results of operations, financial condition and cash flow.

In connection with our client funds assets investment strategy, we attempt to minimize the risk of not having funds collected from a client available at the time such client's obligation becomes due by generally impounding the client's funds at or before the time of payment of such client's obligation. When we don't impound client funds by the time we pay such client obligations (including for PEO clients with respect to which we are legally obligated for payroll and tax obligations in respect of WSEs as a Certified PEO), we are at risk of not recovering such funds or a material delay in such recovery. Such risk could be magnified during significant financial or other disruptions or catastrophic events, such as the failure of a bank with whom a significant number of clients may bank at the time or more widespread stress or failure within the U.S. banking system. Any such event could prevent or materially delay the recovery of any funds from clients and could have an adverse impact on our financial results and liquidity.

We are dependent upon various large banks to execute electronic payments and wire transfers as part of our client payroll, tax and other money movement services. While we have contingency plans in place for bank failures, a systemic shutdown of the banking industry would impede our ability to process funds on behalf of our payroll, tax and other money movement services clients and could have an adverse impact on our financial results and liquidity.

We derive a significant portion of our revenues and operating income outside of the United States and, as a result, we are exposed to market risk from changes in foreign currency exchange rates that could impact our results of operations, financial position and cash flows.

We publicly share certain information about our environmental, social and governance ("ESG") initiatives, including our efforts related to greenhouse gas emissions reductions and Inclusion, Diversity, Equity and Belonging efforts. We may face increased scrutiny related to our ESG initiatives and any related targets, including from the investment community. In addition, our ability to achieve certain ESG initiatives and targets may depend on the actions or continuing requirements of governmental entities (e.g., our paperless initiatives may depend on whether certain states continue to require employers to offer employees the option to be paid by paper check or to obtain employee consent to be paid electronically instead of by paper check). There has also been an increase in current and proposed ESG regulations, standards and reporting requirements, which may result in legal and regulatory uncertainty as well as increased compliance costs for our business. Further, developments in the law relative to diversity may influence our talent strategies. Our failure to achieve progress in these and other ESG areas on a timely basis, or at all, our failure to fully comply with these new ESG requirements, or our failure to do so in a timely manner, or a negative perception of our ESG initiatives could adversely impact our reputation, business, including employee recruitment and retention, financial results, and growth.

Change in our credit ratings could adversely impact our operations and lower our profitability

The major credit rating agencies periodically evaluate our creditworthiness and have given us strong, investment-grade long-term debt ratings and high commercial paper ratings. Failure to maintain high credit ratings on long-term and short-term debt could increase our cost of borrowing, reduce our ability to obtain short-term borrowing required by our business, and adversely impact our results of operations.

Our business could be negatively impacted as a result of actions by activist stockholders or others

We have been in the past, and may be in the future, subject to actions or proposals from activist stockholders or others that may not align with our business strategies or the interests of our other stockholders. Responding to such actions could be costly and time-consuming, disrupt our business and operations, and divert the attention of our Board of Directors and senior management from the pursuit of our business strategies. Activist stockholders may create perceived uncertainties as to the future direction of our business or strategy, including with respect to our ESG efforts, which may be exploited by our competitors and may make it more difficult to attract and retain qualified personnel, potential clients and business partners and may affect our relationships with current clients, vendors, investors and other third parties. In addition, actions of activist stockholders may cause periods of fluctuation in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

We may be unable to attract and retain qualified personnel

Our ability to grow and provide our clients with competitive services is, to an important degree, dependent on our ability to attract and retain highly skilled and motivated people reflecting diverse perspectives and the diversity of our communities and clients. Competition for skilled employees in the outsourcing and other markets in which we operate is increasingly intense, making it more difficult and expensive to attract and retain highly skilled, motivated and diverse personnel. If we are unable to attract and retain highly skilled, motivated and diverse personnel, results of our operations and culture may suffer.

In addition, the nature of the office environment and remote or hybrid working is changing, which may make it more difficult to attract and retain personnel. It may also present operational and workplace culture challenges that may adversely affect our business.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

At ADP, security is integral to our products, our business processes and infrastructure. We have an enterprise-wide approach to security with the objectives of protecting client data and funds, and preventing security incidents that could adversely affect the confidentiality, integrity, or availability of our information systems and data that resides in those systems, while also improving our system resilience with the aim of minimizing the impact to our business when incidents do occur.

In connection with our business, we collect, host, store, transfer, process, disclose, use, secure, retain and dispose of large amounts of personal and business information about our clients, employees of our clients, our vendors and our employees, contractors and temporary staff. We also collect significant amounts of funds from the accounts of our clients and transmit them to their employees, tax authorities and other payees. As the global environment continues to grow increasingly hostile and attacks on information technology systems continue to grow in frequency, complexity and sophistication, we are regularly targeted by unauthorized parties using malicious tactics, code and viruses. Although this is a global problem, it may affect our businesses more than other businesses because malevolent parties may focus on the amount and type of personal and business information that our businesses collect, host, store, transfer, process, disclose, use, secure, retain and dispose of, and the client funds that we collect and transmit.

ADP has implemented a cybersecurity program designed to assess, identify, and manage risks from cybersecurity threats. Our cybersecurity policies, processes, and standards are informed by industry practices and by industry frameworks and standards such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and the International Organization for Standardization information security standards, including those standards for which we do not have a certification, but we do exercise judgment in selecting applicable controls from such framework or standards. Our cybersecurity program includes:

- *Technical Safeguards.* We have implemented a layered approach to defend against cybersecurity threats. We periodically evaluate technical controls through application security assessments, vulnerability management, penetration testing, and security audits.

- *Incident Management and Response.* A global team monitors our key applications and systems 24/7/365 to detect, investigate and respond to anomalies and incidents. This team addresses reported or detected issues by following a defined incident lifecycle and uses an incident management system to record facts, impact and remedial actions taken. We have established a cybersecurity incident response plan and escalation process, outlining processes for responding to incidents from identification to mitigation and notifying members of senior leadership, the board of directors and external advisors, as appropriate. We test our plans and processes through simulation exercises, scenario planning and tabletop exercises, using findings to improve processes.

- *External and Internal Assessments.* We periodically engage assessors, consultants, auditors, and other third parties to evaluate our technology, security, and related controls and benchmark against industry practices. We engage in both internal and external assurance and audit activities across the company multiple times a year including an annual third-party review of our overall cybersecurity program.

- *Threat Intelligence.* We maintain affiliations with cybercrime task forces and other third-party monitoring organizations. In addition, we collaborate with professional security organizations, law enforcement and technology companies to proactively identify malicious activity.

- *Business Resiliency Program.* We have established a global, integrated business resiliency program designed to manage the impacts of technological, environmental, process and health risks on service delivery. This program uses an integrated framework that lays out our mitigation, preparedness, response and recovery process.

- *Third-Party Risk Management.* We maintain a third-party risk management process, designed to identify and manage risks associated with our vendors and other third parties, that includes conducting security assessments prior to engagement and periodically during the engagement. We also seek to include security and privacy terms, where appropriate, in our contracts with third-party service providers that require third parties to maintain security controls to protect our data and notify us in the event of a cybersecurity incident.

- *Security Awareness and Training Program.* Our security training and awareness program is a continuous, dynamic initiative, designed to develop and maintain a security-focused culture and empower our associates to make responsible, secure decisions. As part of this awareness program, we communicate to our associates on a regular basis regarding key security topics and current events, best practices for addressing such cybersecurity threats, and gamification to reinforce effective behaviors. All associates are also required to take an annual, interactive security training program that includes an overview of key security topics, policies and responsibilities.

We have also integrated cybersecurity related risks into our enterprise risk management program, which is designed to identify, prioritize, assess, monitor and mitigate the various risks confronting ADP, including cybersecurity risks. Our enterprise risk management team conducts a range of activities, including an annual enterprise risk management assessment.

We have been, and continue to be, the subject of cybersecurity attacks, including unauthorized intrusion, malicious software infiltration, network disruption, and denial of service. Although we believe that we maintain a robust program of information security and controls and none of the cybersecurity incidents that we have identified to date have materially affected us, including our business strategy, results of operations, or financial condition, we cannot provide assurances that a cybersecurity incident will not materially affect us, or our business strategy, results of operations or financial condition in the future. For additional information on cybersecurity related risks, see "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Governance

A cross-functional, enterprise-wide management program operates to evaluate our global cybersecurity program's effectiveness and members of the company's executive committee, through an executive security council, routinely review strategy, policy, program effectiveness, standards enforcement and cyber issue management.

Our chief information security officer ("CISO") leads our global cybersecurity program and oversees the global cybersecurity services team, which is responsible for monitoring, identifying, assessing and managing cybersecurity threats across ADP. Our CISO reports to our chief security officer ("CSO"), who leads our global security organization and is responsible for cybersecurity, fraud prevention, operational risk management, client security management, and workforce protection. Our CSO has over 20 years of experience in a range of security roles, including serving as a chief security officer at another public company, and participates in various cyber security organizations. The current CISO has served in various roles in cybersecurity and information technology for over 25 years and has attained the professional certification of Certified Information Security Manager.

Our board of directors and our audit committee are actively engaged in the oversight of our global cybersecurity program. Our audit committee receives regular, quarterly reports on these matters from our CSO and leadership from our global product and technology organization, including on the status of projects to strengthen the company's cybersecurity systems and improve cyber readiness, as well as on existing and emerging threat landscapes. Concurrent and in addition to these reports, our chief administrative officer ("CAO") (who oversees legal, security and compliance matters) provides a legal, regulatory and ethics update at each meeting of the audit committee of our board of directors, which includes matters of cybersecurity, as appropriate. In addition, important actual or emerging cybersecurity events are communicated to the board of directors by our CAO and Chief Legal Officer, even if immaterial to us.

Our global cybersecurity program is subject to an annual third-party assessment overseen by our board of directors and this assessment reviews all aspects of our cyber program. Findings are reported to our board and, in response, ADP develops initiatives to improve our maturity across each of the pillars of the NIST Cybersecurity Framework. The status of these initiatives is then reviewed with our audit committee during its quarterly meetings. This governance process encourages an environment of continuous improvement. In advance of these quarterly meetings, members of our audit committee with cybersecurity expertise informally meet with our CAO, CSO, and other members of leadership, as appropriate, to advise and provide additional guidance and industry insights to the Company.

Item 2. Properties

ADP owns 6 of its processing/print centers, and 12 other operational offices, sales offices, and its corporate headquarters in Roseland, New Jersey, which aggregate approximately 2,690,198 square feet. None of ADP's owned facilities is subject to any material encumbrances. ADP leases space for some of its processing centers, other operational offices, and sales offices. All of these leases, which aggregate approximately 5,649,576 square feet worldwide, expire at various times up to the year 2035. ADP believes its facilities are currently adequate for their intended purposes and are adequately maintained.

Item 3. Legal Proceedings

In the normal course of business, ADP is subject to various claims and litigation. While the outcome of any litigation is inherently unpredictable, ADP believes that it has valid defenses with respect to the legal matters pending against it and that the ultimate resolution of these matters will not have a materially adverse impact on its financial condition, results of operations, or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity

The principal market for the Company's common stock is the NASDAQ Global Select Market under the symbol ADP. As of June 30, 2024, there were 31,271 holders of record of the Company's common stock. As of such date, 1,620,873 additional holders held their common stock in "street name."

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (3)	Total Number of Shares Purchased as Part of the Publicly Announced Common Stock Repurchase Plan (2)	Maximum Approximate Dollar Value of Shares that may yet be Purchased under the Common Stock Repurchase Plan (2) (3)
April 1, 2024 to April 30, 2024	583,609	$245.10	583,460	$3,368,435,067
May 1, 2024 to May 31, 2024	623,282	$246.45	622,878	$3,214,926,248
June 1, 2024 to June 30, 2024	544,622	$244.84	543,211	$3,077,743,017
Total	1,751,513		1,749,549	

(1) During the three months ended June 30, 2024, pursuant to the terms of the Company's restricted stock program, the Company purchased 1,964 shares at the then-market value of the shares to satisfy certain tax withholding requirements for employees upon the vesting of their restricted shares.

(2) The Company received the Board of Directors' approval in November 2022 to repurchase $5 billion of its common stock.

(3) Inclusive of the impact of the one-percent excise tax under the Inflation Reduction Act of 2022.

There is no expiration date for the common stock repurchase authorization.

For equity compensation plan information, please refer to Item 12 in Part III of this Annual Report on Form 10-K.

Performance Graph

The following graph compares the cumulative return on ADP's common stock for the most recent five years with the cumulative return on the S&P 500 Index and the Peer Group Index,[a] assuming an initial investment of $100 on June 30, 2019, with all dividends reinvested. The stock price performance shown on this graph may not be indicative of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Automatic Data Processing, Inc., the S&P 500 Index, and the Nasdaq Dividend Achievers Select Index

(a) We use the Nasdaq Dividend Achievers Select Index as our Peer Group Index. The Nasdaq Dividend Achievers Select Index is a select group of companies, that includes ADP, with at least ten consecutive years of increasing annual regular dividend payments.

Item 6. Selected Financial Data
Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Tabular dollars are presented in millions, except per share amounts

The following section discusses our year ended June 30, 2024 ("fiscal 2024"), as compared to year ended June 30, 2023 ("fiscal 2023"). A detailed review of our fiscal 2023 performance compared to our fiscal 2022 performance is set forth in Part II, Item 7 of our Form 10-K for the fiscal year ended June 30, 2023.

FORWARD-LOOKING STATEMENTS

This document and other written or oral statements made from time to time by Automatic Data Processing, Inc., its subsidiaries and variable interest entity ("ADP" or the "Company") may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "outlook," "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could," "is designed to" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP's success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; the success of our new solutions; our ability to respond successfully to changes in technology, including artificial intelligence; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends and inflation; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or cyber breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; availability of skilled associates; the impact of new acquisitions and divestitures; the adequacy, effectiveness and success of our business transformation initiatives; the impact of any uncertainties related to major natural disasters or catastrophic events; and supply-chain disruptions. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under "Item 1A. - Risk Factors", and in other written or oral statements made from time to time by ADP, should be considered in evaluating any forward-looking statements contained herein.

NON-GAAP FINANCIAL MEASURES

In addition to our U.S. GAAP results, we use adjusted results and other non-GAAP metrics to evaluate our operating performance in the absence of certain items and for planning and forecasting of future periods. Adjusted EBIT, adjusted EBIT margin, adjusted net earnings, adjusted diluted earnings per share, adjusted effective tax rate and organic constant currency are all non-GAAP financial measures. Please refer to the accompanying financial tables in the "Non-GAAP Financial Measures" section for a discussion of why ADP believes these measures are important and for a reconciliation of non-GAAP financial measures to their comparable GAAP financial measures.

EXECUTIVE OVERVIEW

We are a leading global provider of cloud-based Human Capital Management ("HCM") technology solutions to employers around the world. Our HCM solutions, which include both software and outsourcing services, are designed to help our clients manage their workforce through a dynamic business and regulatory landscape and the changing world of work. We continuously seek to enhance our leading HCM solutions to further support our clients. We see tremendous opportunity ahead as we focus on our three key Strategic Priorities: Leading with Best-in-Class HCM Technology, Providing Unmatched Expertise and Outsourcing Solutions, and Leveraging our Global Scale for the Benefit of our Clients. Executing on our Strategic Priorities will be critical to enabling our growth in the years ahead.

During the fiscal year we made meaningful progress on our strategic priorities. We took action to lead with best-in-class HCM technology by launching ADP Assist, our cross-platform solution powered by generative AI ("GenAI") that empowers employees and HR professionals through smart, user-centric solutions. To lean into our unmatched expertise, we provided our service and implementation associates with new GenAI capabilities to help them deliver even better client experiences. Finally, we leveraged our global scale by extending our global footprint and deepening our partnerships with other leading technology providers to simplify HCM processes for our clients.

Highlights from the year ended June 30, 2024 include:

- Revenue growth of 7% to $19,202.6 million; 6% organic constant currency
- Earnings before income taxes margin expansion of 70 bps, and adjusted EBIT margin expansion of 70 bps
- Diluted and adjusted diluted earnings per share ("EPS") growth of 11% and 12%, to $9.10 and $9.18, respectively
- Cash returned via shareholder friendly actions of $3.4B, including $2.2B of dividends and $1.2B of share repurchases

For fiscal 2024, we delivered solid revenue growth of 7%, 6% on organic constant currency. Our pays per control metric, which represents the number of employees on ADP clients' payrolls in the United States when measured on a same-store-sales basis for a subset of clients ranging from small to large businesses, grew 2% for the year ended June 30, 2024 as compared to the year ended June 30, 2023. PEO average worksite employees increased 2% for the year ended June 30, 2024, as compared to the year ended June 30, 2023. Additionally, our strong ES new business bookings performance resulted in growth of 7% in fiscal 2024, and ES client revenue retention was 92% driven by continued improvement in our client satisfaction scores. We believe these results are largely attributable to improvements made to our platforms and service over multiple years.

We have a strong business model, generating significant cash flows with low capital intensity, and offer a suite of products that provide critical support to our clients' HCM functions. We generate sufficient free cash flow to satisfy our cash dividend and our modest debt obligations, which enables us to absorb the impact of downturns and remain steadfast in our long term strategy and commitments to shareholder friendly actions. We are committed to building upon our past successes by investing in our business through enhancements in research and development and by driving meaningful transformation in the way we operate. Our financial condition remains solid at June 30, 2024 and we remain well positioned to support our associates and our clients.

RESULTS AND ANALYSIS OF CONSOLIDATED OPERATIONS

Total Revenues

For the year ended June 30, respectively:

	Years Ended June 30,	
	2024	2023
Total Revenues	$ 19,202.6	$ 18,012.2
YoY Growth	7 %	9 %
YoY Growth, Organic Constant Currency	6 %	10 %

Revenues in fiscal 2024 increased due to new business started from New Business Bookings, an increase in zero-margin benefits pass-throughs, an increase in our pays per control, continued strong client retention, an increase in interest on funds held for clients, and an increase in pricing. Refer to "Analysis of Reportable Segments" for additional discussion of the changes in revenue for each of our reportable segments, Employer Services and Professional Employer Organization ("PEO") Services.

Total revenues in fiscal 2024 include interest on funds held for clients of $1,024.7 million, as compared to $813.4 million in fiscal 2023. The increase in interest earned on funds held for clients resulted from an increase in our average interest rate earned to 2.9% in fiscal 2024, as compared to 2.4% in fiscal 2023, coupled with an increase in our average client funds balances of 3.6% to $35.4 billion in fiscal 2024 as compared to fiscal 2023.

Total Expenses

	Years Ended June 30,		% Change
	2024	2023	
Costs of revenues:			
Operating expenses	$ 9,050.1	$ 8,657.4	5 %
Research and development	955.7	844.8	13 %
Depreciation and amortization	470.9	451.2	4 %
Total costs of revenues	10,476.7	9,953.4	5 %
Selling, general and administrative expenses	3,778.9	3,551.4	6 %
Interest expense	361.4	253.3	43 %
Total expenses	$ 14,617.0	$ 13,758.1	6 %

For the year ended June 30:

Operating expenses increased due to an increase in our PEO Services zero-margin benefits pass-through costs to $3,975.9 million from $3,800.9 million for the years ended June 30, 2024 and 2023, respectively. Additionally, operating expenses increased by $68.5 million due to increased service and implementation costs in support of our growing revenue, and increased $70.0 million due to less favorable actuarial loss development in workers' compensation reserves in ADP Indemnity as compared to prior year.

Research and development expenses increased for fiscal 2024 due to increased investments and costs to develop, support, and maintain our new and existing products, and increased investments in GenAI, including the integration of GenAI in our existing products.

Depreciation and amortization expenses increased for fiscal 2024 due to the amortization of new investments in purchased software and internally developed software primarily for our next-gen products.

Selling, general and administrative expenses increased for fiscal 2024 due to increased selling expenses as a result of investments in our sales organization to support increased bookings, and increased severance costs due to company-wide efforts related to workforce optimization.

Interest expense increased due to the increase in average interest rates on commercial paper issuances and reverse repurchases to 5.3% and 5.5%, respectively, for the year ended June 30, 2024, as compared to 3.7% and 4.3%, respectively, for the year ended June 30, 2023, also coupled with a higher volume of average commercial paper and reverse repurchase borrowings, as compared to the year ended June 30, 2023.

Other (Income)/Expense, net

Years ended June 30,	2024	2023	$ Change
Interest income on corporate funds	$ (241.3)	$ (149.5)	$ 91.8
Realized losses on available-for-sale securities, net	5.9	14.7	8.8
Impairment of assets	—	2.1	2.1
Gain on sale of assets	(17.1)	—	17.1
Non-service components of pension income, net	(34.2)	(50.8)	(16.6)
Other (income)/expense, net	$ (286.7)	$ (183.5)	$ 103.2

Interest income on corporate funds increased in fiscal 2024, as compared to fiscal 2023, due to higher average interest rates of 3.3% for the year ended June 30, 2024, as compared to 2.4% for the year ended June 30, 2023, coupled with higher average investment balances of $7.4 billion in fiscal 2024 as compared to $6.3 billion in fiscal 2023. See Note 10 of our Consolidated Financial Statements for further details on non-service components of pension income, net.

In fiscal 2024, the Company recognized a gain of $17.1 million, in relation to the sale of buildings and land.

Earnings Before Income Taxes ("EBIT") and Adjusted EBIT

For the year ended June 30, respectively:

	Years Ended June 30,		YoY Growth
	2024	2023	
EBIT	$ 4,872.3	$ 4,437.6	10 %
EBIT Margin	25.4 %	24.6 %	70 bps
Adjusted EBIT	$ 4,890.1	$ 4,467.9	9 %
Adjusted EBIT Margin	25.5 %	24.8 %	70 bps

Earnings before income taxes increased due to the increases in total revenues partially offset by the increases in total expenses discussed above.

Overall margin increased due to the increases in total revenues discussed above, increased interest income on corporate funds, operating efficiencies for costs of servicing our clients on growing revenue, partially offset by increases in selling and marketing expenses, increased interest expense, less favorable actuarial loss development in workers' compensation reserves related to ADP Indemnity, and investments and costs to develop, support, and maintain our new and existing products.

Adjusted EBIT and Adjusted EBIT margin exclude interest income and interest expense that are not related to our client funds extended investment strategy, and net charges, including certain legal matters, charges related to our broad-based transformation initiative and workforce optimization.

Provision for Income Taxes

The effective tax rate in fiscal 2024 and 2023 was 23.0% and 23.1%, respectively. The decrease in the effective tax rate is primarily due to a valuation allowance release and an intercompany transfer of certain assets offset by a lower benefit for adjustments to prior year tax liabilities in fiscal 2024. Refer to Note 11, Income Taxes, within the Notes to the Consolidated Financial Statements for further discussion.

Adjusted Provision for Income Taxes

The adjusted effective tax rate in fiscal 2024 and 2023 was 23.0% and 23.1%, respectively. The drivers of the adjusted effective tax rate are the same as the drivers of the effective tax rate discussed above.

Net Earnings and Diluted EPS, Unadjusted and Adjusted

For the year ended June 30, respectively:

		Years Ended June 30,				YoY Growth
		2024		2023		
Net earnings	$	3,752.0	$	3,412.0		10 %
Diluted EPS	$	9.10	$	8.21		11 %
Adjusted net earnings	$	3,784.5	$	3,419.5		11 %
Adjusted diluted EPS	$	9.18	$	8.23		12 %

Adjusted net earnings and adjusted diluted EPS reflect the changes in components described above.

Diluted EPS increased as a result of the increase in net earnings and the impact of fewer shares outstanding resulting from the repurchase of approximately 5.1 million shares during fiscal 2024 and 4.9 million shares during fiscal 2023, partially offset by the issuances of shares under our employee benefit plans.

For fiscal 2024, adjusted net earnings and adjusted diluted EPS reflect the changes in components described above.

ANALYSIS OF REPORTABLE SEGMENTS

	Revenues			
	Years Ended June 30,		% Change	
	2024	2023	As Reported	Organic Constant Currency
Employer Services	$ 12,980.8	$ 12,042.6	8 %	7 %
PEO Services	6,233.6	5,984.2	4 %	4 %
Other	(11.8)	(14.6)	n/m	n/m
	$ 19,202.6	$ 18,012.2	7 %	6 %

	Earnings before Income Taxes		
	Years Ended June 30,		% Change
	2024	2023	As Reported
Employer Services	$ 4,555.5	$ 3,974.2	15 %
PEO Services	921.5	977.3	(6)%
Other	(604.7)	(513.9)	n/m
	$ 4,872.3	$ 4,437.6	10 %

	Margin		
	Years Ended June 30,		
	2024	2023	YoY Growth
Employer Services	35.1 %	33.0 %	210 bps
PEO Services	14.8 %	16.3 %	(150) bps

n/m - not meaningful

Employer Services

Revenues

Revenues increased due to new business started from New Business Bookings, an increase in our pays per control of 2%, continued strong client retention, an increase in interest earned on funds held for clients, and an increase in pricing.

Earnings before Income Taxes

Employer Services' earnings before income taxes increased in fiscal 2024 due to increased revenues discussed above, partially offset by increases in expenses. The increases in expenses were due to an increase in investments and costs to develop, support, and maintain our new and existing products, increases in selling and marketing expenses, and costs to service our client base in support of our growing revenue.

Margin

Employer Services' margin increased due to contributions from client funds interest revenues discussed above, and operating efficiencies for costs of servicing our clients on growing revenue, partially offset by investments and costs to develop, support, and maintain our new and existing products.

PEO Services

Revenues

	PEO Revenues			
	Years Ended June 30,		Change	
	2024	2023	$	%
PEO Services' revenues	$ 6,233.6	$ 5,984.2	$ 249.4	4 %
Less: PEO zero-margin benefits pass-throughs	3,975.9	3,800.9	175.0	5 %
PEO Services' revenues excluding zero-margin benefits pass-throughs	$ 2,257.7	$ 2,183.3	$ 74.4	3 %

PEO Services' revenues increased 4% for fiscal 2024 due to increases in average worksite employees of 2% for fiscal 2024, as compared to fiscal 2023, and due to an increase in zero-margin benefits pass-throughs.

Earnings before Income Taxes

PEO Services' earnings before income taxes decreased 6% in fiscal 2024 due to less favorable actuarial loss development in workers' compensation reserves in ADP Indemnity of $70.0 million as compared to prior year, increases in selling expenses, and increases in zero-margin benefits pass-through costs for the year ended June 30, 2024, partially offset by increased revenues discussed above.

Margin

PEO Services' overall margin decreased for fiscal 2024 due to less favorable actuarial loss development in workers' compensation reserves in ADP Indemnity, increases in selling expenses, and increases in zero-margin benefits pass-through costs, partially offset by increased revenues discussed above.

ADP Indemnity provides workers' compensation and employer's liability deductible reimbursement insurance protection for PEO Services' worksite employees up to $1 million per occurrence. PEO Services has secured a workers' compensation and employer's liability insurance policy that caps the exposure for each claim at $1 million per occurrence and has also secured aggregate stop loss insurance that caps aggregate losses at a certain level in fiscal years 2012 and prior from an admitted and licensed insurance company of AIG. We utilize historical loss experience and actuarial judgment to determine the estimated claim liability, and changes in estimated ultimate incurred losses are included in the PEO segment.

Additionally, starting in fiscal year 2013, ADP Indemnity paid premiums to enter into reinsurance arrangements with ACE American Insurance Company, a wholly-owned subsidiary of Chubb Limited ("Chubb"), to cover substantially all losses incurred by the Company up to the $1 million per occurrence related to the workers' compensation and employer's liability deductible reimbursement insurance protection for PEO Services' worksite employees. Each of these reinsurance arrangements limits our overall exposure incurred up to a certain limit. The Company believes the likelihood of ultimate losses exceeding this limit is remote. During fiscal 2024, ADP Indemnity paid a premium of $269 million to enter into a reinsurance arrangement with Chubb to cover substantially all losses incurred by ADP Indemnity for the fiscal 2024 policy year up to $1 million per occurrence. ADP Indemnity recorded a pre-tax benefit of approximately $3 million in fiscal 2024 and a pre-tax benefit of approximately $73 million in fiscal 2023, which were primarily the results of less favorable actuarial loss development in workers' compensation reserves. ADP Indemnity paid a premium of $276 million in July 2024, to enter into a reinsurance agreement with Chubb to cover substantially all losses incurred by ADP Indemnity for fiscal 2025 policy year on terms substantially similar to the fiscal 2024 reinsurance policy.

Other

The primary components of "Other" are certain corporate overhead charges and expenses that have not been allocated to the reportable segments, including corporate functions, costs related to our transformation office, severance costs, non-recurring gains and losses, the elimination of intercompany transactions, and all other interest income and expense.

Non-GAAP Financial Measures

In addition to our GAAP results, we use the adjusted results and other non-GAAP metrics set forth in the table below to evaluate our operating performance in the absence of certain items and for planning and forecasting of future periods:

Adjusted Financial Measures	U.S. GAAP Measures
Adjusted EBIT	Net earnings
Adjusted provision for income taxes	Provision for income taxes
Adjusted net earnings	Net earnings
Adjusted diluted earnings per share	Diluted earnings per share
Adjusted effective tax rate	Effective tax rate
Organic constant currency	Revenues

We believe that the exclusion of the identified items helps us reflect the fundamentals of our underlying business model and analyze results against our expectations and against prior periods, and to plan for future periods by focusing on our underlying operations. We believe that the adjusted results provide relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by management and improves their ability to understand and assess our operating performance. The nature of these exclusions is for specific items that are not fundamental to our underlying business operations. Since these adjusted financial measures and other non-GAAP metrics are not measures of performance calculated in accordance with U.S. GAAP, they should not be considered in isolation from, as a substitute for, or superior to their corresponding U.S. GAAP measures, and they may not be comparable to similarly titled measures at other companies.

	Years Ended June 30,		% Change
	2024	2023	As Reported
Net earnings	$ 3,752.0	$ 3,412.0	10 %
Adjustments:			
Provision for income taxes	1,120.3	1,025.6	
All other interest expense (a)	71.4	70.9	
All other interest income (a)	(97.0)	(50.5)	
Transformation initiatives (b)	5.4	8.7	
Legal settlements (c)	(4.0)	1.2	
Workforce optimization (d)	42.0	—	
Adjusted EBIT	$ 4,890.1	$ 4,467.9	9 %
Adjusted EBIT Margin	25.5 %	24.8 %	
Provision for income taxes	$ 1,120.3	$ 1,025.6	9 %
Adjustments:			
Transformation initiatives (e)	1.3	2.2	
Legal settlements (e)	(0.9)	0.2	
Workforce optimization (e)	10.5	—	
Adjusted provision for income taxes	$ 1,131.2	$ 1,028.0	10 %
Adjusted effective tax rate (f)	23.0 %	23.1 %	
Net earnings	$ 3,752.0	$ 3,412.0	10 %
Adjustments:			
Transformation initiatives (b)	5.4	8.7	
Income tax (benefit)/provision for transformation initiatives (e)	(1.3)	(2.2)	
Legal settlements (c)	(4.0)	1.2	
Income tax (benefit)/provision for legal settlements (e)	0.9	(0.2)	
Workforce optimization (d)	42.0	—	
Income tax (benefit)/provision for workforce optimization (e)	(10.5)	—	
Adjusted net earnings	$ 3,784.5	$ 3,419.5	11 %
Diluted EPS	$ 9.10	$ 8.21	11 %
Adjustments:			
Transformation initiatives (b) (e)	0.01	0.02	
Legal settlements (c) (e)	(0.01)	—	
Workforce optimization (d) (e)	0.08	—	
Adjusted diluted EPS	$ 9.18	$ 8.23	12 %

(a) In adjusted EBIT, we include the interest income earned on investments associated with our client funds extended investment strategy and interest expense on borrowings related to our client funds extended investment strategy as we believe these amounts to be fundamental to the underlying operations of our business model. The adjustments in the table above represent the interest income and interest expense that are not related to our client funds extended investment strategy and are labeled as "All other interest expense" and "All other interest income."

(b) In fiscal 2024, the charges include consulting costs relating to our company-wide transformation initiatives.

(c) Represents reserve reversal of a legal matter from fiscal 2023.

(d) The charges relating to workforce optimization represent severance charges. Severance charges have been taken in the past and not included as an adjustment to get to adjusted results. Unlike severance charges in prior periods, these specific charges relate to a broad-based, company-wide workforce optimization effort.

(e) The income tax (benefit)/provision was calculated based on the marginal rate in effect for the year ended June 30, 2024.

(f) The adjusted effective tax rate is calculated as our adjusted provision for income taxes divided by the sum of our adjusted net earnings plus our adjusted provision for income taxes.

The following table reconciles our reported growth rates to the non-GAAP measure of organic constant currency, which excludes the impact of acquisitions, the impact of dispositions, and the impact of foreign currency. The impact of acquisitions and dispositions is calculated by excluding the current year revenues of acquisitions until the one-year anniversary of the transaction and by excluding the prior year revenues of divestitures for the one-year period preceding the transaction. The impact of foreign currency is determined by calculating the current year results using foreign exchange rates consistent with the prior year. The PEO segment is not impacted by acquisitions, dispositions or foreign currency.

	Year Ended June 30, 2024
Consolidated revenue growth as reported	7 %
Adjustments:	
Impact of acquisitions	— %
Impact of foreign currency	— %
Consolidated revenue growth, organic constant currency	**6 %**
Employer Services revenue growth as reported	8 %
Adjustments:	
Impact of acquisitions	— %
Impact of foreign currency	— %
Employer Services revenue growth, organic constant currency	**7 %**

Note: Numbers may not foot due to rounding.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2024, cash and cash equivalents were $2.9 billion, which were primarily invested in time deposits and money market funds.

For corporate liquidity, we expect existing cash, cash equivalents, marketable securities, cash flow from operations together with our $10.3 billion of committed credit facilities and our ability to access both long-term and short-term debt financing from the capital markets will be adequate to meet our operating, investing, and financing activities such as regular quarterly dividends, share repurchases, and capital expenditures for the foreseeable future. Our financial condition remains solid at June 30, 2024 and we have sufficient liquidity.

For client funds liquidity, we have the ability to borrow through our financing arrangements under our U.S. short-term commercial paper program and our U.S., Canadian and United Kingdom short-term reverse repurchase agreements, together with our $10.3 billion of committed credit facilities and our ability to use corporate liquidity when necessary to meet short-term funding requirements related to client funds obligations. Please see "Quantitative and Qualitative Disclosures about Market Risk" for a further discussion of the risks related to our client funds extended investment strategy. See Note 8 of our Consolidated Financial Statements for a description of our short-term financing including commercial paper.

Operating, Investing and Financing Cash Flows

Our cash flows from operating, investing, and financing activities, as reflected in the Statements of Consolidated Cash Flows are summarized as follows:

	Years ended June 30,		
	2024	2023	$ Change
Cash provided by (used in):			
Operating activities	$ 4,157.6	$ 4,207.6	$ (50.0)
Investing activities	(1,389.0)	(2,517.3)	1,128.3
Financing activities	(1,431.7)	(15,680.7)	14,249.0
Effect of exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	(22.4)	(21.1)	(1.3)
Net change in cash, cash equivalents, restricted cash, and restricted cash equivalents	$ 1,314.5	$ (14,011.5)	$ 15,326.0

Net cash flows provided by operating activities decreased due to a net unfavorable change in the components of operating assets and liabilities primarily due to timing on collections of accounts receivable, offset by growth in our underlying business (net income adjusted for non-cash adjustments), as compared to the year ended June 30, 2023.

Net cash flows used in investing activities changed due to the timing of proceeds and purchases of corporate and client funds marketable securities of $1,117.5 million.

Net cash flows used in financing activities changed due to a net increase in the cash flow from client funds obligations of $13,715.7 million, which is due to the timing of impounds from our clients and payments to our clients' employees and other payees, a net increase in cash received from the Internal Revenue Service as of June 30, 2024 to be refunded to our clients, a net increase in proceeds related to reverse repurchase agreements, offset by an increase in dividends paid, and an increase in repurchases of common stock in fiscal 2024.

We purchased approximately 5.1 million shares of our common stock at an average price per share of $244.04 during fiscal 2024, as compared to purchases of 4.9 million shares at an average price per share of $227.30 during fiscal 2023. From time to time, the Company may repurchase shares of its common stock under its authorized share repurchase program. The Company considers several factors in determining when to execute share repurchases, including, among other things, actual and potential acquisition activity, cash balances and cash flows, issuances due to employee benefit plan activity, and market conditions.

Capital Resources and Client Fund Obligations

We have $3.0 billion of senior unsecured notes with maturity dates in 2025, 2028, and 2030. We may from time to time revisit the long-term debt market to refinance existing debt, finance investments including acquisitions for our growth, and maintain the appropriate capital structure. However, there can be no assurance that volatility in the global capital and credit markets would not impair our ability to access these markets on terms acceptable to us, or at all. See Note 9 of our Consolidated Financial Statements for a description of our senior unsecured notes.

Our U.S. short-term funding requirements related to client funds are sometimes obtained on an unsecured basis through the issuance of commercial paper, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. In June 2024, the company increased its U.S. short-term commercial paper program to provide for the issuance of up to $10.3 billion from $9.7 billion in aggregate maturity value. Our commercial paper program is rated A-1+ by Standard and Poor's, Prime-1 ("P-1") by Moody's and F1+ by Fitch. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2024 and 2023, we had no commercial paper borrowing outstanding. Details of the borrowings under the commercial paper program are as follows:

Years ended June 30,	2024	2023
Average daily borrowings (in billions)	$ 3.5	$ 3.4
Weighted average interest rates	5.3 %	3.7 %
Weighted average maturity (approximately in days)	2 days	2 days

Our U.S., Canadian, and United Kingdom short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements, which are collateralized principally by government and government agency securities, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. These agreements generally have terms ranging from overnight to up to five business days. We have successfully borrowed through the use of reverse repurchase agreements on an as-needed basis to meet short-term funding requirements related to client funds obligations. We have $7.3 billion available to us on a committed basis under these reverse repurchase agreements. At June 30, 2024 and 2023, there were $385.4 million and $105.4 million, respectively, of outstanding obligations related to the reverse repurchase agreements. Details of the reverse repurchase agreements are as follows:

Years ended June 30,	2024	2023
Average outstanding balances	$ 1,828.6	$ 1,279.9
Weighted average interest rates	5.5 %	4.3 %

We vary the maturities of our committed credit facilities to limit the refinancing risk of any one facility. We have a $4.55 billion, 364-day credit agreement that matures in June 2025 with a one-year term-out option. In addition, we have a five-year $2.25 billion credit facility and a five-year $3.5 billion credit facility maturing in June 2028 and June 2029, respectively, each with an accordion feature under which the aggregate commitment can be increased by $500 million, subject to the availability of additional commitments. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and funding for general corporate purposes, if necessary. We had no borrowings through June 30, 2024 under the credit facilities. We believe that we currently meet all conditions set forth in the revolving credit agreements to borrow thereunder, and we are not aware of any conditions that would prevent us from borrowing part or all of the $10.3 billion available to us under the revolving credit agreements. See Note 8 of our Consolidated Financial Statements for a description of our short-term financing including credit facilities.

Our investment portfolio does not contain any asset-backed securities with underlying collateral of sub-prime mortgages, alternative-A mortgages, sub-prime auto loans or sub-prime home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, derivatives, auction rate securities, structured investment vehicles or non-investment grade fixed-income securities. We own AAA-rated senior tranches of primarily fixed rate auto loan, credit card, and equipment lease receivables, secured predominantly by prime collateral. All collateral on asset-backed securities is performing as expected through June 30, 2024. In addition, we own U.S. government securities which primarily include debt directly issued by Federal Farm Credit Banks and Federal Home Loan Banks. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering the maturities of our investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirements relating to client funds obligations. See Note 4 of our Consolidated Financial Statements for a description of our corporate investments and funds held for clients.

Capital expenditures for fiscal 2024 were $211.7 million, as compared to $206.0 million for fiscal 2023. We expect capital expenditures in fiscal 2025 to be between $200 million and $225 million.

Contractual Obligations

Our contractual obligations at June 30, 2024 relate primarily to operating leases (Note 6) and other arrangements recorded in our balance sheet or disclosed in the notes to our financial statements, including benefit plan obligations (Note 10), liabilities for uncertain tax positions (Note 11), purchase obligations (Note 12), debt obligations (Note 9) and $200.1 million of interest payments on our debt, of which $64.3 million is expected to be paid within one year.

In addition to the obligations described above, we had obligations for the remittance of funds relating to our payroll and payroll tax filing services. As of June 30, 2024, the obligations relating to these matters, which are expected to be paid in fiscal 2025, total $39,503.9 million, and were recorded in client funds obligations on our Consolidated Balance Sheets. We had $37,996.1 million of cash and cash equivalents and marketable securities to satisfy such obligations recorded in funds held for clients on our Consolidated Balance Sheets as of June 30, 2024. In addition, as of June 30, 2024, we held approximately $622.0 million of funds received from the Internal Revenue Service that will be refunded to our clients in fiscal 2025. This obligation is recorded in accrued expenses and other current liabilities on our Consolidated Balance Sheets.

Separately, ADP Indemnity paid a premium of $276 million in July 2024 to enter into a reinsurance agreement with Chubb to cover substantially all losses incurred by ADP Indemnity for the fiscal 2025 policy year. At June 30, 2024, ADP Indemnity had total assets of $684.4 million to satisfy the actuarially estimated unpaid losses of $611.5 million for the policy years since July 1, 2003. ADP Indemnity paid claims of $1.1 million and $0.8 million, net of insurance recoveries, in fiscal 2024 and 2023, respectively. Refer to the "Analysis of Reportable Segments - PEO Services" above for additional information regarding ADP Indemnity.

In the normal course of business, we also enter into contracts in which we make representations and warranties that relate to the performance of our services and products. We do not expect any material losses related to such representations and warranties.

Quantitative and Qualitative Disclosures about Market Risk

Our overall investment portfolio is comprised of corporate investments (cash and cash equivalents, marketable securities) and client funds assets (funds that have been collected from clients but have not yet been remitted to the applicable tax authorities, client employees or other payees).

Our corporate investments are invested in cash and cash equivalents and highly liquid, investment-grade marketable securities. These assets are available for our regular quarterly dividends, share repurchases, capital expenditures and/or acquisitions, as well as other corporate operating purposes. All of our fixed-income securities are classified as available-for-sale securities.

Our client funds assets are invested with safety of principal, liquidity, and diversification as the primary objectives. Consistent with those objectives, we also seek to maximize interest income and to minimize the volatility of interest income. Client funds assets are invested in highly liquid, investment-grade marketable securities, with a maximum maturity of 10 years at the time of purchase, and money market securities and other cash equivalents.

We utilize a strategy by which we extend the maturities of our investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering the maturities of our investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). As part of our client funds investment strategy, we use the daily collection of funds from our clients to satisfy other unrelated client funds obligations, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. In circumstances where we experience a reduction in employment levels due to a slowdown in the economy, we may make tactical decisions to sell certain securities in order to reduce the size of the funds held for clients to correspond to client funds obligations. We attempt to minimize the risk of not having funds collected from a client available at the time such client's obligation becomes due by generally impounding the client's funds by the time we pay such client's obligation. When we don't impound client funds in advance of paying such client obligations, we are at risk of not recovering such funds or experiencing a material delay in such recovery. Through our clients funds investment strategy and client impounding processes, we have consistently maintained the required level of liquidity to satisfy all of our obligations.

There are inherent risks and uncertainties involving our investment strategy relating to our client funds assets. Such risks include liquidity risk, including the risk associated with our ability to liquidate, if necessary, our available-for-sale securities in a timely manner in order to satisfy our client funds obligations. However, our investments are made with the safety of principal, liquidity, and diversification as the primary goals to minimize the risk of not having sufficient funds to satisfy all of our client funds obligations. We also believe we have significantly reduced the risk of not having sufficient funds to satisfy our client funds obligations by consistently maintaining access to other sources of liquidity, including our corporate cash balances, available borrowings under our $10.3 billion commercial paper program (rated A-1+ by Standard and Poor's, P-1 by Moody's, and F1+ by Fitch, the highest possible short-term credit ratings), our ability to engage in reverse repurchase agreement transactions ($7.3 billion of which is available on a committed basis), and available borrowings under our $10.3 billion committed credit facilities. The reduced availability of financing during periods of economic turmoil, even to borrowers with the highest credit ratings, may limit our ability to access short-term debt markets to meet the liquidity needs of our business. In addition to liquidity risk, our investments are subject to interest rate risk and credit risk, as discussed below.

We have established credit quality, maturity, and exposure limits for our investments. The minimum allowed credit rating at time of purchase for corporate, Canadian government agency and Canadian provincial bonds is BBB, for asset-backed securities is AAA, and for municipal bonds is A. The maximum maturity at time of purchase for BBB-rated securities is 5 years, and for single A rated, AA-rated and AAA-rated securities it is 10 years. Time deposits and commercial paper must be rated A-1 and/or P-1. Money market funds must be rated AAA/Aaa-mf.

Details regarding our overall investment portfolio are as follows:

Years ended June 30,	2024	2023
Average investment balances at cost:		
Corporate investments	$ 7,397.1	$ 6,293.9
Funds held for clients	35,369.5	34,142.8
Total	$42,766.6	$40,436.7
Average interest rates earned exclusive of realized losses/(gains) on:		
Corporate investments	3.3 %	2.4 %
Funds held for clients	2.9 %	2.4 %
Total	3.0 %	2.4 %
Net realized losses on available-for-sale securities	5.9	14.7

As of June 30:			
Net unrealized pre-tax losses on available-for-sale securities	$	(1,515.8)	$ (2,206.9)
Total available-for-sale securities at fair value	$	31,207.5	$ 29,764.9

We are exposed to interest rate risk in relation to securities that mature, as the proceeds from maturing securities are reinvested. Factors that influence the earnings impact of interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the fiscal year and is impacted by daily interest rate changes. The annualized interest rate earned on our entire portfolio increased from 2.4% for fiscal 2023 to 3.0% for fiscal 2024. A hypothetical change in both short-term interest rates (e.g., overnight interest rates or the federal funds rate) and intermediate-term interest rates of 25 basis points applied to the estimated average investment balances and any related short-term borrowings would result in approximately an $17 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2025. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated average short-term investment balances and any related short-term borrowings would result in approximately an $7 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2025.

We are exposed to credit risk in connection with our available-for-sale securities through the possible inability of the borrowers to meet the terms of the securities. We limit credit risk by investing in investment-grade securities, primarily AAA-rated and AA- rated securities, as rated by Moody's, Standard & Poor's, DBRS for Canadian dollar denominated securities, and Fitch for asset-backed and commercial-mortgage-backed securities. In addition, we limit amounts that can be invested in any security other than U.S. government and government agency, Canadian government, and United Kingdom government securities.

We operate and transact business in various foreign jurisdictions and are therefore exposed to market risk from changes in foreign currency exchange rates that could impact our consolidated results of operations, financial position, or cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We may use derivative financial instruments as risk management tools and not for trading purposes.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 1, Recently Issued Accounting Pronouncements, of Notes to the Consolidated Financial Statements for a discussion of recent accounting pronouncements.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and other comprehensive income. We continually evaluate the accounting policies and estimates used to prepare the Consolidated Financial Statements. See Note 1 - Summary of Significant Accounting Policies for additional information.

The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. These estimates require levels of subjectivity and judgment, which could result in actual results differing from our estimates. The Company believes the following are its critical accounting estimates:

Deferred Costs - Assets Recognized from the Costs to Obtain and Fulfill Contracts

Description
Incremental costs of obtaining a contract (e.g., sales commissions) and cost incurred to implement clients on our solutions (e.g., direct labor) that are expected to be recovered are capitalized and amortized on a straight-line basis over the client retention period, depending on the business unit.

Judgments and Uncertainties

The Company has estimated the amortization periods for deferred costs by using its historical client retention rates by business unit to estimate the pattern during which the service transfers. The expected client relationship period ranges from three to eight years.

Sensitivity of Estimate to Change
As the assumptions used to estimate the amortization period of the deferred costs could have a material impact on timing of recognition, we assess the amortization periods annually using historical retention rates. Actual retention rates were not materially different than those used in our calculation to determine the amortization period. We regularly review our deferred costs for impairment. There were no impairment losses incurred during the fiscal years ended June 30, 2024, June 30, 2023, or June 30, 2022.

Goodwill.

Description
Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is tested annually for impairment or more frequently when an event or circumstance indicates that goodwill might be impaired.

Judgments and Uncertainties
The Company's annual goodwill impairment assessment as of June 30, 2024 was performed for all reporting units using a quantitative approach by comparing the fair value of each reporting unit to its carrying value. We estimated the fair value of each reporting unit using, as appropriate, the income approach, which is derived using the present value of future cash flows discounted at a risk-adjusted weighted-average cost of capital, and the market approach, which is based upon using market multiples of companies in similar lines of business. Significant assumptions used in determining the fair value of our reporting units include projected revenue growth rates, profitability projections, working capital assumptions, the weighted average cost of capital, the determination of appropriate market comparison companies, and terminal growth rates. Several of these assumptions including projected revenue growth rates and profitability projections are dependent on our ability to upgrade, enhance, and expand our technology and services to meet client needs and preferences.

Sensitivity of Estimate to Change
Some of the inherent estimates and assumptions used in determining the fair value of the reporting units are outside the control of management including the weighted-average cost of capital, tax rates, market comparisons, and terminal growth rates. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur. If our actual results are not consistent with our estimates and assumptions used to calculate fair value, it could result in material impairments of our goodwill. The assumptions used to assess impairment consider historical trends, macroeconomic conditions, and projections consistent with the Company's operating strategy. Changes in these estimates can have a significant impact on the assessment of fair value which could result in material impairment losses.

We completed our annual assessment of goodwill as of June 30, 2024 and determined that there was no impairment of goodwill. We performed a sensitivity analysis and determined that a one percentage point increase in the weighted-average cost of capital would not result in an impairment of goodwill for all reporting units and their fair values substantially exceeded their carrying values.

Income Taxes

Description
Judgment is required in addressing the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). A change in the assessment of the outcomes of such matters could materially impact our Consolidated Financial Statements.

Judgments and Uncertainties
The Company computes its provision for income taxes based on the statutory tax rates in the various jurisdictions in which it operates. Assumptions, judgment, and the use of estimates are required in determining if the "more likely than not" standard has been met when computing the provision for income taxes, deferred tax assets and liabilities, and uncertain tax positions.

Sensitivity of Estimate to Change
While the Company considers all of its tax positions fully supportable, the Company is occasionally challenged by various tax authorities regarding the amount of taxes due. If certain pending tax matters settle within the next twelve months, the total

amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. As of June 30, 2024 and 2023, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $126.9 million and $116.9 million, respectively.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information called for by this item is provided under the caption "Quantitative and Qualitative Disclosures About Market Risk" under "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operation."

Item 8. Financial Statements and Supplementary Data


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2024 and 2023, the related statements of consolidated earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2024, and the related notes and the schedule listed in the Index at Item 15(a)2 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 7, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill – Employer Services Reportable Segment— Refer to Notes 1 and 7 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company uses the discounted cash flow model to estimate fair value which requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margin. In addition, the discounted cash flow model requires the Company to select an appropriate weighted average cost of capital based on current market conditions as of June 30, 2024. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both.

Forecasts of future revenue and operating margin from the Company's next-gen platform, for which there is limited historical data, contribute significantly to the estimate of fair value of a reporting unit within the Employer Services reportable segment with approximately $678 million of goodwill as of June 30, 2024. Given the limited historical data associated with the Company's next-gen platform, significant management judgment was required to forecast future revenue and operating margin to estimate the fair value of the reporting unit. In turn, a high degree of auditor judgment and an increased extent of audit effort were required when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the forecasts of revenue and operating margin and the selection of the weighted average cost of capital, including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenue and operating margin and the selection of the weighted average cost of capital used by management to estimate the fair value contributed by the next-gen platform included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of the reporting unit within the Employer Services reportable segment, such as controls related to management's forecasts of future revenue and operating margin and the selection of the weighted average cost of capital.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation models, methodology, and significant assumptions used by the Company, specifically the weighted average cost of capital including:

  ◦ Testing the mathematical accuracy of the Company's calculation of the weighted average cost of capital.

  ◦ Developing a range of independent estimates and compared to the weighted average cost of capital selected by management.

- We evaluated management's ability to accurately forecast future revenue and operating margin by comparing actual results to management's historical forecasts. Due to the limited historical data for the next-gen platform, we evaluated the reasonableness of management's revenue and operating margin forecasts by comparing the forecasts to (1) the historical operating results of the Company's similar existing platforms, (2) the limited operating results to date of the next-gen platform, (3) internal communications to management and the board of directors, and (4) external communications made by management to analysts and investors.

Client Funds Obligations - Refer to Note 4 to the financial statements

Critical Audit Matter Description

Client funds obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll, tax and other payee payment obligations and are recorded as a liability at the time that the Company impounds funds from clients (i.e., money movement). The Company has reported client funds obligations as a current liability in the consolidated financial statements totaling $39,503.9 million as of June 30, 2024. This money movement activity involves significant amounts of client funds being impounded and remitted to third parties and results in a high volume of transactions.

To validate the accuracy and completeness of the client funds obligations reported as of period end, the Company performs complex data extracts in order to reconcile the transactional data to the client funds obligations and funds held for clients balances reported at period end. Given the significant volume of data used in the reconciliation, the complexity of the data extraction, and the reconciliation of the data extracts to the client funds obligations balance reported, auditing the client funds obligations is complex and requires the involvement of data specialists to independently reperform the reconciliation and assist with testing of the completeness and accuracy of client funds obligations reported as of period end, including identifying the manual adjustments identified in management's reconciliation process.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's client funds obligations included the following, among others:

- We tested the effectiveness of general information technology controls over the applications relevant to the money movement reconciliation process.

- We tested the effectiveness of (1) management's controls over the client funds obligations data reconciliation and (2) management's control to reconcile the consolidated client funds obligations to the corresponding consolidated funds held for clients balance.

- We involved data specialists to (1) independently reperform management's client funds obligations reconciliation and (2) perform data analyses to identify and evaluate recurring and new adjustments to the data extracts in the current period.

- For a selection of client funds obligations transactions, we evaluated whether the funds were impounded prior to June 30, 2024, agreed the liability to the corresponding asset balance, and evaluated whether the funds were properly included or excluded from the client funds obligations.

- We made a selection of adjustments identified by management's reconciliation of the transactional data to the client funds obligations balance reported at period end and evaluated whether the adjustments were supported and appropriate to reconcile and validate the client funds obligations balance reported at period end.

- We made a selection of disbursements to third parties subsequent to the balance sheet date to evaluate whether they were properly included or excluded from client funds obligations.

- We tested the Company's reconciliation of the consolidated client funds obligations to funds held for clients.

/s/ Deloitte & Touche LLP

Morristown, New Jersey
August 7, 2024

We have served as the Company's auditor since 1968.

Automatic Data Processing, Inc. and Subsidiaries
Statements of Consolidated Earnings
(In millions, except per share amounts)

Years ended June 30,		2024		2023		2022
REVENUES:						
Revenues, other than interest on funds held for clients and PEO revenues	$	11,953.6	$	11,222.0	$	10,505.0
Interest on funds held for clients		1,024.7		813.4		451.8
PEO revenues (A)		6,224.3		5,976.8		5,541.5
TOTAL REVENUES		19,202.6		18,012.2		16,498.3
EXPENSES:						
Costs of revenues:						
Operating expenses		9,050.1		8,657.4		8,252.6
Research and development		955.7		844.8		798.6
Depreciation and amortization		470.9		451.2		410.7
TOTAL COSTS OF REVENUES		10,476.7		9,953.4		9,461.9
Selling, general, and administrative expenses		3,778.9		3,551.4		3,233.2
Interest expense		361.4		253.3		81.9
TOTAL EXPENSES		14,617.0		13,758.1		12,777.0
Other (income)/expense, net		(286.7)		(183.5)		(82.8)
EARNINGS BEFORE INCOME TAXES		4,872.3		4,437.6		3,804.1
Provision for income taxes		1,120.3		1,025.6		855.2
NET EARNINGS	$	3,752.0	$	3,412.0	$	2,948.9
BASIC EARNINGS PER SHARE	$	9.14	$	8.25	$	7.04
DILUTED EARNINGS PER SHARE	$	9.10	$	8.21	$	7.00
Basic weighted average shares outstanding		410.6		413.7		418.8
Diluted weighted average shares outstanding		412.2		415.7		421.1

(A) For the years ended June 30, 2024 ("fiscal 2024"), June 30, 2023 ("fiscal 2023"), and June 30, 2022 ("fiscal 2022"), Professional Employer Organization ("PEO") revenues are net of direct pass-through costs, primarily consisting of payroll wages and payroll taxes, of $69,874.1 million, $66,731.7 million, and $62,619.2 million, respectively.

See notes to the Consolidated Financial Statements.

Automatic Data Processing, Inc. and Subsidiaries
Statements of Consolidated Comprehensive Income
(In millions)

Years ended June 30,	2024	2023	2022
Net earnings	$ 3,752.0	$ 3,412.0	$ 2,948.9
Other comprehensive (loss)/income:			
Currency translation adjustments	(38.0)	13.4	(127.4)
Unrealized net gains/(losses) on available-for-sale securities	685.2	(500.3)	(2,228.0)
Tax effect	(162.2)	113.3	503.7
Reclassification of net losses on available-for-sale securities to net earnings	5.9	14.7	4.4
Tax effect	(1.3)	(3.3)	(1.0)
Amortization of unrealized losses on cash flow hedging activities	4.4	4.4	4.4
Tax effect	(1.1)	(1.1)	(1.1)
Pension net gains/(losses) arising during the year	5.6	60.3	(229.8)
Tax effect	(1.1)	(13.3)	57.3
Reclassification of pension liability adjustment to net earnings	0.1	(0.4)	18.1
Tax effect	—	0.2	(4.9)
Other comprehensive income/(loss), net of tax	497.5	(312.1)	(2,004.3)
Comprehensive income	$ 4,249.5	$ 3,099.9	$ 944.6

See notes to the Consolidated Financial Statements.

Automatic Data Processing, Inc. and Subsidiaries
Consolidated Balance Sheets
(In millions, except per share amounts)

June 30,	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 2,913.4	$ 2,083.5
Accounts receivable, net of allowance for doubtful accounts of $52.2 and $53.0, respectively	3,428.2	3,009.6
Other current assets	1,204.8	743.9
Total current assets before funds held for clients	7,546.4	5,837.0
Funds held for clients	37,996.1	36,333.6
Total current assets	45,542.5	42,170.6
Long-term receivables, net of allowance for doubtful accounts of $0.1 and $0.1, respectively	7.3	8.5
Property, plant and equipment, net	685.6	681.4
Operating lease right-of-use asset	370.6	402.4
Deferred contract costs	2,965.0	2,769.7
Other assets	1,102.1	1,255.4
Goodwill	2,353.6	2,339.4
Intangible assets, net	1,336.0	1,343.6
Total assets	$ 54,362.7	$ 50,971.0
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 100.6	$ 96.8
Accrued expenses and other current liabilities	3,350.1	2,342.6
Accrued payroll and payroll-related expenses	958.7	941.4
Dividends payable	566.4	510.0
Short-term deferred revenues	199.8	188.6
Obligations under reverse repurchase agreements (A)	385.4	105.4
Income taxes payable	15.1	44.2
Total current liabilities before client funds obligations	5,576.1	4,229.0
Client funds obligations	39,503.9	38,538.6
Total current liabilities	45,080.0	42,767.6
Long-term debt	2,991.3	2,989.0
Operating lease liabilities	328.6	349.9
Other liabilities	990.8	933.7
Deferred income taxes	64.3	73.6
Long-term deferred revenues	360.1	348.1
Total liabilities	49,815.1	47,461.9
Commitments and Contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, $1.00 par value: Authorized, 0.3 shares; issued, none	—	—
Common stock, $0.10 par value: authorized,1,000.0 shares; issued, 638.7 shares at June 30, 2024 and June 30, 2023; outstanding, 408.1 and 412.1 shares at June 30, 2024 and June 30, 2023, respectively	63.9	63.9
Capital in excess of par value	2,406.9	2,102.3
Retained earnings	23,622.2	22,118.0
Treasury stock - at cost: 230.6 and 226.6 shares at June 30, 2024 and June 30, 2023, respectively	(19,737.1)	(18,469.3)
Accumulated other comprehensive (loss)/income	(1,808.3)	(2,305.8)
Total stockholders' equity	4,547.6	3,509.1
Total liabilities and stockholders' equity	$ 54,362.7	$ 50,971.0

(A) As of June 30, 2024, $384.0 million of short-term marketable securities and $1.4 million of cash and cash equivalents have been pledged as collateral under the Company's reverse repurchase agreements. As of June 30, 2023, $104.6 million of long-term marketable securities and $0.8 million of cash and cash equivalents have been pledged as collateral under the Company's reverse repurchase agreements (see Note 8).

See notes to the Consolidated Financial Statements.

Automatic Data Processing, Inc. and Subsidiaries
Statements of Consolidated Stockholders' Equity
(In millions, except per share amounts)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)
	Shares	Amount				
Balance at June 30, 2021	638.7	$ 63.9	$ 1,531.3	$ 19,451.1	$ (15,386.8)	$ 10.6
Net earnings	—	—	—	2,948.9	—	—
Other comprehensive income	—	—	—	—	—	(2,004.3)
Stock-based compensation expense	—	—	180.4	—	—	—
Issuances relating to stock compensation plans	—	—	82.5	—	95.0	—
Treasury stock acquired (9.2 million shares repurchased)	—	—	—	—	(2,043.6)	—
Dividends ($4.05 per share)	—	—	—	(1,703.7)	—	—
Balance at June 30, 2022	638.7	$ 63.9	$ 1,794.2	$ 20,696.3	$ (17,335.4)	$ (1,993.7)
Net earnings	—	—	—	3,412.0	—	—
Other comprehensive income	—	—	—	—	—	(312.1)
Stock-based compensation expense	—	—	196.3	—	—	—
Issuances relating to stock compensation plans	—	—	111.8	—	63.3	—
Treasury stock acquired (4.9 million shares repurchased)	—	—	—	—	(1,197.2)	—
Dividends ($4.79 per share)	—	—	—	(1,990.3)	—	—
Balance at June 30, 2023	638.7	$ 63.9	$ 2,102.3	$ 22,118.0	$ (18,469.3)	$ (2,305.8)
Net earnings	—	—	—	3,752.0	—	—
Other comprehensive loss	—	—	—	—	—	497.5
Stock-based compensation expense	—	—	219.3	—	—	—
Issuances relating to stock compensation plans	—	—	85.3	—	63.1	—
Treasury stock acquired (5.1 million shares repurchased)	—	—	—	—	(1,330.9)	—
Dividends ($5.45 per share)	—	—	—	(2,247.8)	—	—
Balance at June 30, 2024	638.7	$ 63.9	$ 2,406.9	$ 23,622.2	$ (19,737.1)	$ (1,808.3)

See notes to the Consolidated Financial Statements

Automatic Data Processing, Inc. and Subsidiaries
Statements of Consolidated Cash Flows
(In millions)

Years ended June 30,	2024	2023	2022
Cash Flows from Operating Activities:			
Net earnings	$ 3,752.0	$ 3,412.0	$ 2,948.9
Adjustments to reconcile net earnings to cash flows provided by operating activities:			
Depreciation and amortization	561.9	549.3	515.1
Amortization of deferred contract costs	1,067.6	992.9	955.2
Deferred income taxes	(37.4)	(80.1)	36.6
Stock-based compensation expense	243.5	220.4	201.7
Bad debt expense	54.6	44.0	2.8
Net pension income	(22.9)	(42.6)	(53.4)
Net accretion of discounts and amortization of premiums on available-for-sale securities	(42.6)	23.0	101.0
Other	(1.7)	27.4	29.9
Changes in operating assets and liabilities:			
(Increase)/Decrease in accounts receivable	(483.7)	129.2	(486.5)
Increase in deferred contract costs	(1,271.2)	(1,189.2)	(1,101.1)
Increase in other assets	(157.2)	(168.2)	(157.3)
Increase/(Decrease) in accounts payable	1.8	(11.8)	(16.4)
Increase in accrued expenses and other liabilities	492.9	301.3	123.0
Net cash flows provided by operating activities	4,157.6	4,207.6	3,099.5
Cash Flows from Investing Activities:			
Purchases of corporate and client funds marketable securities	(6,835.3)	(6,618.8)	(10,733.2)
Proceeds from the sales and maturities of corporate and client funds marketable securities	6,039.5	4,705.5	4,249.7
Capital expenditures	(208.4)	(206.3)	(174.4)
Additions to intangibles	(355.0)	(365.3)	(379.0)
Acquisitions of businesses, net of cash acquired	(33.6)	(32.4)	(11.7)
Proceeds from the sale of property, plant, and equipment and other assets	28.3	—	34.2
Other	(24.5)	—	—
Net cash flows used in investing activities	(1,389.0)	(2,517.3)	(7,014.4)
Cash Flows from Financing Activities:			
Net increase/(decrease) in client funds obligations	1,014.1	(12,701.6)	17,057.9
Net cash received from the Internal Revenue Service	602.7	—	—
Payments of debt	(0.9)	(1.0)	(0.9)
Repurchases of common stock	(1,231.7)	(1,121.4)	(1,969.4)
Net proceeds from stock purchase plan and stock-based compensation plans	47.2	91.6	96.5
Dividends paid	(2,183.1)	(1,903.6)	(1,659.0)
Net proceeds/(payments) related to reverse repurchase agreements	320.0	(44.7)	128.3
Net cash flows provided by/(used in) financing activities	(1,431.7)	(15,680.7)	13,653.4
Effect of exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	(22.4)	(21.1)	(98.7)
Net change in cash, cash equivalents, restricted cash, and restricted cash equivalents	1,314.5	(14,011.5)	9,639.8
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year	8,771.5	22,783.0	13,143.2
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$ 10,086.0	$ 8,771.5	$ 22,783.0
Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents to the Consolidated Balance Sheets			
Cash and cash equivalents	$ 2,913.4	$ 2,083.5	$ 1,436.3
Restricted cash and restricted cash equivalents included in funds held for clients (A)	7,172.6	6,688.0	21,346.7
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$ 10,086.0	$ 8,771.5	$ 22,783.0
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 353.9	$ 246.5	$ 74.8
Cash paid for income taxes, net of income tax refunds	$ 1,185.2	$ 1,080.7	$ 856.8

(A) See Note 4 for a reconciliation of restricted cash and restricted cash equivalents in funds held for clients on the Consolidated Balance Sheets.

See notes to the Consolidated Financial Statements.

Automatic Data Processing, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
(Tabular dollars in millions, except per share amounts or where otherwise stated)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation. The accompanying Consolidated Financial Statements and footnotes thereto of Automatic Data Processing, Inc., its subsidiaries and variable interest entity ("ADP" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Intercompany balances and transactions have been eliminated in consolidation.

The Company has a grantor trust, which holds the majority of the funds provided by its clients pending remittance to employees of those clients, tax authorities, and other payees. The Company is the sole beneficial owner of the trust. The trust meets the criteria in Accounting Standards Codification ("ASC") 810, "Consolidation" to be characterized as a variable interest entity ("VIE"). The Company has determined that it has a controlling financial interest in the trust because it has both (1) the power to direct the activities that most significantly impact the economic performance of the trust (including the power to make all investment decisions for the trust) and (2) the right to receive benefits that could potentially be significant to the trust (in the form of investment returns) and therefore, consolidates the trust. Further information on these funds and the Company's obligations to remit to its clients' employees, tax authorities, and other payees is provided in Note 4, "Corporate Investments and Funds Held for Clients."

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the assets, liabilities, revenues, expenses, and other comprehensive income that are reported in the Consolidated Financial Statements and footnotes thereto. Actual results may differ from those estimates.

Certain amounts from the prior year's financial statements have been reclassified in order to conform to the current year's presentation. We also updated the description of "Systems development and programming costs" to "Research and development" within the Statement of Consolidated Earnings, this change did not result in changes to current or previously reported amounts.

B. Description of Business. The Company is a provider of cloud-based Human Capital Management ("HCM") solutions. The Company classifies its operations into the following two reportable segments: Employer Services and Professional Employer Organization ("PEO") Services. The primary components of the "Other" segment are certain corporate overhead charges and expenses that have not been allocated to the reportable segments, including corporate functions, costs related to our transformation office, legal settlements, severance costs, non-recurring gains and losses, the elimination of intercompany transactions, and interest expense.

C. Revenue Recognition. Revenues are primarily attributable to fees for providing services (*e.g.,* Employer Services' payroll processing fees), investment income on payroll funds, payroll tax filing funds, other Employer Services' client-related funds, and fees charged to implement clients on the Company's solutions. The Company enters into agreements for a fixed fee per transaction (*e.g.,* number of payees or number of payrolls processed).

The Company enters into service agreements with clients that include anywhere from one service to a full suite of services. The Company's agreements vary in duration having a legally enforceable term of 30 days to 5 years. The performance obligations in the agreements are generally combined into one performance obligation, as they are considered a series of distinct services, and are satisfied over time because the client simultaneously receives and consumes the benefits provided as the Company performs the services. The Company uses the output method based on a fixed fee per employee serviced to recognize revenue, as the value to the client of the goods or services transferred to date (e.g. number of payees or number of payrolls processed) appropriately depicts our performance towards complete satisfaction of the performance obligation. The fees are typically billed in the period in which services are performed.

PEO, a component of the HR Outsourcing ("HRO") business pillar, provides a comprehensive human resources outsourcing solution, including offering benefits, providing workers' compensation insurance, and administering state unemployment insurance, among other human resources functions. Amounts collected from PEO worksite employers include payroll, fees for benefits, and an administrative fee that also includes payroll taxes, fees for workers' compensation and state unemployment taxes.

The payroll and payroll taxes collected from the worksite employers are presented in revenue net, as the Company does not retain risk and acts as an agent with respect to this aspect of the PEO arrangement. With respect to the payroll and payroll taxes, the worksite employer is primarily responsible for providing the service and has discretion in establishing wages.

The fees collected from the worksite employers for benefits (i.e., PEO zero-margin benefits pass-throughs), workers' compensation and state unemployment taxes are presented in revenues and the associated costs of benefits, workers' compensation and state unemployment taxes are included in operating expenses, as the Company does retain risk and acts as a principal with respect to this aspect of the arrangement. With respect to these fees, the Company is primarily responsible for fulfilling the service and has discretion in establishing price.

We recognize client fund interest income on collected but not yet remitted funds held for clients in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

Set up fees received from certain clients to implement the Company's solutions are considered a material right. Therefore, the Company defers revenue associated with these set up fees and records them over the period in which such clients are expected to benefit from the material right, which is approximately five to seven years.

Collection of consideration the Company expects to receive to perform it services typically occurs within 30 to 60 days of billing. We assess the collectability of revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history and their intention to pay the consideration.

D. Deferred Costs.

Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract (e.g., sales commissions) that are expected to be recovered are capitalized and amortized on a straight-line basis over a period of three to eight years, depending on the business unit. Incremental costs of obtaining a contract include only those costs the Company incurs to obtain a contract that it would not have incurred if the contract had not been obtained. These costs are included in selling, general and administrative expenses.

Costs to fulfill a Contract

The Company capitalizes costs incurred to fulfill its contracts that i) relate directly to the contract ii) are expected to generate resources that will be used to satisfy the Company's performance obligations under the contract and iii) are expected to be recovered through revenue generated under the contract. Costs incurred to implement clients on our solutions (e.g., direct labor) are capitalized and amortized on a straight-line basis over the expected client relationship period if the Company expects to recover those costs. The expected client relationship period ranges from three to eight years. These costs are included in operating expenses.

The Company has estimated the amortization periods for the deferred costs by using its historical client retention by business units to estimate the pattern during which the service transfers.

E. Cash and Cash Equivalents. Highly liquid investment securities with a maturity of ninety days or less at the time of purchase are considered cash equivalents. The fair value of our cash and cash equivalents approximates carrying value.

F. Corporate Investments and Funds Held for Clients. All of the Company's marketable securities are considered to be "available-for-sale" and, accordingly, are carried on the Consolidated Balance Sheets at fair value. Unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) on the Consolidated Balance Sheets until realized. Realized gains and losses from the sale of available-for-sale securities are determined on an aggregate approach basis and are included in other (income)/expense, net on the Statements of Consolidated Earnings.

If the fair value of an available-for-sale debt security is below its amortized cost, the Company assesses whether it intends to sell the security or if it is more likely than not the Company will be required to sell the security before recovery. If either of those two conditions is met, the Company would recognize a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell a security or it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in accumulated other comprehensive income (loss).

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

G. Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date and is based upon the Company's principal, or most advantageous, market for a specific asset or liability.

U.S. GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

Level 1 Fair value is determined based upon quoted prices for identical assets or liabilities that are traded in active markets.

Level 2 Fair value is determined based upon inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:
· quoted prices for similar assets or liabilities in active markets;
· quoted prices for identical or similar assets or liabilities in markets that are not active;
· inputs other than quoted prices that are observable for the asset or liability; or
· inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Fair value is determined based upon inputs that are unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based upon the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The Company's corporate investments and funds held for clients (see Note 4) are measured at fair value on a recurring basis as described below. Over 99% of the Company's available-for-sale securities included in Level 2 are valued based on prices obtained from an independent pricing service. To determine the fair value of the Company's Level 2 investments, the independent pricing service uses pricing models for each asset class that are consistent with what other market participants would use, including the market approach. Inputs and assumptions to the pricing model used by the independent pricing service are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and other market-related data. Since many fixed income securities do not trade on a daily basis, the independent pricing service applies available information, as applicable, through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare valuations. For the purposes of valuing the Company's asset-backed securities and mortgage-backed securities (that are included within Other securities in Note 4), the independent pricing service includes additional inputs to the model such as monthly payment information, new issue data, and collateral performance. For the purposes of valuing the Company's Municipal bonds, the independent pricing service includes quoted prices for similar assets, benchmark yield curves, and market corroborated inputs. While the Company is not provided access to the proprietary models of the third party pricing service, each quarterly reporting period, the Company reviews the inputs utilized by the independent pricing service and compares the valuations received from the independent pricing service to valuations from at least one other observable source for reasonableness. The Company has not adjusted the prices obtained from the independent pricing service and the Company believes the prices received from the independent pricing service are representative of the prices that would be received to sell the assets at the measurement date (exit price). The Company had no available-for-sale securities included in Level 1 and Level 3 at June 30, 2024.

The Company issued three series of fixed-rate notes with staggered maturities of 7 and 10-years totaling $3.0 billion (collectively the "Notes"). The fair value of the Notes are estimated in Note 9 utilizing a variety of inputs obtained from an independent pricing service, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data. The Notes are senior unsecured obligations, and interest is payable in arrears, semi-annually. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source. The Company has not adjusted the prices obtained from the independent pricing service.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy. In certain instances, the inputs used to measure fair value may meet the definition of more than one level of the fair value hierarchy. The significant input with the lowest level priority is used to determine the applicable level in the fair value hierarchy.

H. Property, Plant and Equipment. Property, plant and equipment is stated at cost less accumulated depreciation on the Consolidated Balance Sheets. Depreciation is recognized over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Data processing equipment	5 to 10 years
Buildings	20 to 40 years
Furniture and fixtures	4 to 7 years

I. Leases. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. The lease liabilities are measured by discounting future lease payments at the Company's collateralized incremental borrowing rate for financing instruments of a similar term, unless the implicit rate is readily determinable. ROU assets also include adjustments related to prepaid or deferred lease payments and lease incentives. Lease ROU assets are amortized over the life of the lease and assessed for impairment in the event there is a modification or an early termination.

J. Goodwill. Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is tested annually for impairment or more frequently when an event or circumstance indicates that goodwill might be impaired.

The Company's annual goodwill impairment assessment as of June 30, 2024 was performed for all reporting units using a quantitative approach by comparing the fair value of each reporting unit to its carrying value. We estimated the fair value of each reporting unit using, as appropriate, the income approach, which is derived using the present value of future cash flows discounted at a risk-adjusted weighted-average cost of capital, and the market approach, which is based upon using market multiples of companies in similar lines of business. Significant assumptions used in determining the fair value of our reporting units include projected revenue growth rates, profitability projections, working capital assumptions, the weighted average cost of capital, the determination of appropriate market comparison companies, and terminal growth rates. Several of these assumptions, including projected revenue growth rates and profitability projections are dependent on our ability to upgrade, enhance, and expand our technology and services to meet client needs and preferences. As such, the determination of fair value requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margins. Based upon the quantitative assessment, the Company has concluded that goodwill is not impaired.

K. Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

L. Foreign Currency. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect for each period, and revenues and expenses are translated at average exchange rates in the periods. Gains or losses from balance sheet translation are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Currency transaction gains or losses, which are included in the results of operations, are not significant for all periods presented.

M. Foreign Currency Risk Management Programs and Derivative Financial Instruments. The Company transacts business in various foreign jurisdictions and is therefore exposed to market risk from changes in foreign currency exchange rates that could impact its consolidated results of operations, financial position, or cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company does not use derivative financial instruments for trading purposes.

N. Earnings per Share ("EPS"). The Company computes EPS in accordance with ASC 260.

The calculations of basic and diluted EPS are as follows:

Years ended June 30,	Basic	Effect of Employee Stock Option Shares	Effect of Employee Restricted Stock Shares	Diluted
2024				
Net earnings	$ 3,752.0			$ 3,752.0
Weighted average shares (in millions)	410.6	0.7	0.9	412.2
EPS	$ 9.14			$ 9.10
2023				
Net earnings	$ 3,412.0			$ 3,412.0
Weighted average shares (in millions)	413.7	0.9	1.1	415.7
EPS	$ 8.25			$ 8.21
2022				
Net earnings	$ 2,948.9			$ 2,948.9
Weighted average shares (in millions)	418.8	1.1	1.2	421.1
EPS	$ 7.04			$ 7.00

There were no stock options excluded from the calculation of diluted earnings per share due to anti-dilution. Options to purchase 0.2 million and 0.6 million shares of common stock for fiscal 2023 and 2022, respectively, were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

O. Stock-Based Compensation. The Company recognizes stock-based compensation expense in net earnings based on the fair value of the award on the date of the grant, and in the case of international units settled in cash, adjusts this fair value based on changes in the Company's stock price during the vesting period. Time-based restricted stock units are valued based on the closing price of the Company's common stock on the date of the grant and, in the case of performance based restricted stock units, are valued based on the grant date fair value of such awards and are adjusted for changes to probabilities of achieving performance targets. See Note 10 for additional information on the Company's stock-based compensation programs.

P. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized generally over a three to five-year period on a straight-line basis. Software developed as part of the Company's next-generation platforms are depreciated over ten years. The Company begins to capitalize costs incurred for computer software developed for internal use when the preliminary development efforts are successfully completed, management has authorized and committed to funding the project, and it is probable that the project will be completed and the software will be used as intended. Capitalization ceases when a computer software project is substantially complete and ready for its intended use.

The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

Fees related to cloud-based subscriptions for which the Company has the right to take possession of the software at any time during the hosting period (without significant penalty) and can run the software on internal hardware, or through contract with a third party vendor to host the software, is recognized as an intangible asset and capitalized following the Internal Use Software guidance under ASC 350-40. Subscriptions where the Company accesses the software through the cloud but cannot take possession of the software during the hosting period is treated as a service contract, and as such hosting fees are treated as expense.

Q. Acquisitions. Assets acquired and liabilities assumed in business combinations are recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company are included in the Statements of Consolidated Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed is allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions and subject to revision when the Company receives final information, including appraisals and other analysis. Accordingly, the measurement period for such purchase price allocations will end when the information, or the facts and circumstances, becomes available, but will not exceed twelve months.

R. Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). A change in the assessment of the outcomes of such matters could materially impact our Consolidated Financial Statements.

There is a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, the likelihood of an entity's tax benefits being sustained must be "more likely than not," assuming that these positions will be examined by tax authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment, and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. As of June 30, 2024 and 2023, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $126.9 million and $116.9 million, respectively.

S. Workers' Compensation Costs. The Company employs a third-party actuary to assist in determining the estimated claim liability related to workers' compensation and employer's liability coverage for PEO Services worksite employees. In estimating ultimate loss rates, we utilize historical loss experience, exposure data, and actuarial judgment, together with a range of inputs which are primarily based upon the worksite employee's job responsibilities, their location, the historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. For each reporting period, changes in the actuarial assumptions resulting from changes in actual claims experience and other trends are incorporated into our workers' compensation claims cost estimates. PEO Services has secured a workers' compensation and employer's liability insurance policy that caps the exposure for each claim at $1 million per occurrence and has also secured aggregate stop loss insurance that caps aggregate losses at a certain level in fiscal years 2012 and prior from an admitted and licensed insurance company of AIG. The Company has obtained approximately $351 million of irrevocable standby letters of credit in favor of licensed insurance companies of AIG to secure TotalSource workers' compensation obligations if ADP were to fail to reimburse AIG for workers' compensation payments. The Company had no drawdowns during June 30, 2024 and 2023 under the letters of credit.

Additionally, starting in fiscal 2013, ADP Indemnity paid premiums to enter into reinsurance arrangements with ACE American Insurance Company, a wholly-owned subsidiary of Chubb Limited, to cover substantially all losses incurred by the Company up to the $1 million per occurrence related to workers' compensation and employer's liability deductible reimbursement insurance protection for PEO services worksite employees. Each of these reinsurance arrangements limit our overall exposure incurred up to a certain limit. The Company believes the likelihood of ultimate losses exceeding this limit is remote. ADP Indemnity paid a premium of $269 million to enter into a reinsurance arrangement with Chubb Limited to cover substantially all losses incurred by ADP Indemnity for the fiscal 2024 policy year up to $1 million per occurrence. ADP Indemnity paid a premium of $276 million in July 2024 to enter into a reinsurance arrangement to cover substantially all losses for the fiscal 2025 policy year on terms substantially similar to the fiscal 2024 policy.

T. Contingencies. In the normal course of business, the Company is subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, and tax matters. Accruals for loss contingencies are recorded when the Company determines that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the estimate of the amount of the loss is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued as a liability. If no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued as a liability. These accruals are adjusted periodically as assessments change or additional information becomes available. The loss contingencies are included in selling, general and administrative expenses.

If no accrual is made for a loss contingency because the amount of loss cannot be reasonably estimated, the Company will disclose material contingent liabilities when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.

Legal fees and other costs related to litigation and other legal proceedings or services are expensed as incurred and are included in selling, general and administrative expenses.

Any claim for insurance recovery is recognized only when realization becomes probable.

U. Recently Issued Accounting Pronouncements.

Recently Adopted Accounting Pronouncements

None.

Recently Issued Accounting Pronouncements

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	This update enhances the transparency and decision usefulness of income tax disclosures to better assess how an entity's operations and related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flows.	June 30, 2026 (Fiscal 2026)	The Company is assessing this guidance. The adoption will modify disclosures but will not have an impact on the Company's consolidated results of operations, financial condition, and cash flows.
ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	This update improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and certain quantitative disclosures.	June 30, 2025 (Fiscal 2025)	The Company is assessing this guidance. The adoption will modify disclosures but will not have an impact on the Company's consolidated results of operations, financial condition, and cash flows.

NOTE 2. REVENUE

Based upon similar operational and economic characteristics, the Company's revenues are disaggregated by its three business pillars as follows: Human Capital Management ("HCM"), HR Outsourcing ("HRO"), and Global ("Global") Solutions, with separate disaggregation for PEO zero-margin benefits pass-through revenues and client fund interest revenues. The Company believes these revenue categories depict how the nature, amount, timing, and uncertainty of its revenue and cash flows are affected by economic factors.

HCM provides a suite of product offerings that assist employers of all types and sizes in all stages of the employment cycle, from recruitment to retirement. Global is generally consistent with the types of services provided within HCM but represent geographies outside of the United States and includes our multinational offerings. HCM and Global revenues are primarily attributable to fees for providing solutions for payroll, benefits, talent, retirement services and HR processing and fees charged to implement the Company's solutions for clients.

HRO provides a comprehensive human resources outsourcing solution, including offering benefits, providing workers' compensation insurance, and administering state unemployment insurance, among other human resources functions. This revenue is primarily driven by PEO. The Company has further disaggregated HRO to separate out its PEO zero-margin benefits pass-through revenues.

The Company recognizes client fund interest revenues on collected but not yet remitted funds held for clients in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

The following tables provide details of revenue by our business pillars and includes a reconciliation to the Company's reportable segments.

Types of Revenues	Years Ended June 30,					
		2024		2023		2022
HCM	$	8,155.7	$	7,716.1	$	7,174.9
HRO, excluding PEO zero-margin benefits pass-throughs		3,544.2		3,386.0		3,116.3
PEO zero-margin benefits pass-throughs		3,975.9		3,800.9		3,514.4
Global		2,502.1		2,295.8		2,240.9
Interest on funds held for clients		1,024.7		813.4		451.8
Total Revenues	$	19,202.6	$	18,012.2	$	16,498.3

Reconciliation of disaggregated revenue to our reportable segments for the fiscal year ended June 30, 2024:

Types of Revenues	Employer Services		PEO		Other		Total
HCM	$	8,164.2	$	—	$	(8.5) $	8,155.7
HRO, excluding PEO zero-margin benefits pass-throughs		1,299.1		2,248.4		(3.3)	3,544.2
PEO zero-margin benefits pass-throughs		—		3,975.9		—	3,975.9
Global		2,502.1		—		—	2,502.1
Interest on funds held for clients		1,015.4		9.3		—	1,024.7
Total Segment Revenues	$	12,980.8	$	6,233.6	$	(11.8) $	19,202.6

Reconciliation of disaggregated revenue to our reportable segments for the fiscal year ended June 30, 2023:

Types of Revenues	Employer Services		PEO		Other		Total
HCM	$	7,724.7	$	—	$	(8.6) $	7,716.1
HRO, excluding PEO zero-margin benefits pass-throughs		1,216.1		2,175.9		(6.0)	3,386.0
PEO zero-margin benefits pass-throughs		—		3,800.9		—	3,800.9
Global		2,295.8		—		—	2,295.8
Interest on funds held for clients		806.0		7.4		—	813.4
Total Segment Revenues	$	12,042.6	$	5,984.2	$	(14.6) $	18,012.2

Reconciliation of disaggregated revenue to our reportable segments for the fiscal year ended June 30, 2022:

Types of Revenues	Employer Services		PEO		Other		Total
HCM	$	7,183.1	$	—	$	(8.2) $	7,174.9
HRO, excluding PEO zero-margin benefits pass-throughs		1,096.1		2,027.1		(6.9)	3,116.3
PEO zero-margin benefits pass-throughs		—		3,514.4		—	3,514.4
Global		2,240.9		—		—	2,240.9
Interest on funds held for clients		447.6		4.2		—	451.8
Total Segment Revenues	$	10,967.7	$	5,545.7	$	(15.1) $	16,498.3

Contract Balances

The timing of revenue recognition for our HCM, HRO and Global Solutions is consistent with the invoicing of clients, as invoicing occurs in the period the services are provided. Therefore, the Company does not recognize a contract asset or liability resulting from the timing of revenue recognition and invoicing.

Changes in deferred revenue related to set up fees for the fiscal year ended June 30, 2024 were as follows:

Contract Liability		
Contract liability, July 1, 2023	$	464.8
Recognition of revenue included in beginning of year contract liability		(132.7)
Contract liability, net of revenue recognized on contracts during the year		148.1
Currency translation adjustments		11.4
Contract liability, June 30, 2024	$	491.6

Deferred costs

The balance is as follows:

June 30,		2024		2023
Deferred costs to obtain a contract	$	1,353.0	$	1,251.6
Deferred costs to fulfill a contract		1,612.0		1,518.1
Total deferred contract costs (1)	$	2,965.0	$	2,769.7

(1) The amount of total deferred costs amortized during the fiscal years ended June 30, 2024, June 30, 2023, and June 30, 2022 were $1,067.6 million, $992.9 million, and $955.2 million, respectively.

Deferred costs are periodically reviewed for impairment. There were no impairment losses incurred during the period.

NOTE 3. OTHER (INCOME)/EXPENSE, NET

Other (income)/expense, net consists of the following:

Years ended June 30,		2024		2023		2022
Interest income on corporate funds	$	(241.3)	$	(149.5)	$	(41.0)
Realized losses on available-for-sale securities, net		5.9		14.7		4.4
Impairment of assets		—		2.1		23.0
Gain on sale of assets		(17.1)		—		(7.5)
Non-service components of pension income, net		(34.2)		(50.8)		(61.7)
Other (income)/expense, net	$	(286.7)	$	(183.5)	$	(82.8)

In fiscal 2024, interest income on corporate funds increased as compared to fiscal 2023, due to higher average interest rates of 3.3% for the year ended June 30, 2024, as compared to 2.4% for the year ended June 30, 2023, coupled with higher average investment balances for the year ended June 30, 2024 as compared to the year ended June 30, 2023.

In fiscal 2024, the Company recognized a gain of $17.1 million, in relation to the sale of buildings and land.

In fiscal 2022, the Company recorded impairment charges of $23.0 million, which is comprised of $12.1 million related to software and customer lists which were determined to have no future use and impairment charges of $10.9 million related to operating right-of-use assets associated with exiting certain leases early.

See Note 10 of our Consolidated Financial Statements for further details on non-service components of pension income, net.

NOTE 4. CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

Corporate investments and funds held for clients at June 30, 2024 and 2023 were as follows:

	June 30, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (A)
Type of issue:				
Money market securities, cash and other cash equivalents	$ 10,086.0	$ —	$ —	$ 10,086.0
Available-for-sale securities:				
Corporate bonds	16,833.3	11.5	(944.8)	15,900.0
U.S. Treasury securities	7,701.2	9.0	(164.5)	7,545.7
Canadian government obligations and Canadian government agency obligations	2,130.7	1.7	(86.6)	2,045.8
U.S. government agency securities	1,645.0	0.5	(140.6)	1,504.9
Asset-backed securities	1,394.9	3.9	(43.0)	1,355.8
Canadian provincial bonds	1,116.3	2.3	(56.2)	1,062.4
Commercial mortgage-backed securities	535.9	—	(35.1)	500.8
Other securities	1,366.0	2.0	(75.9)	1,292.1
Total available-for-sale securities	32,723.3	30.9	(1,546.7)	31,207.5
Total corporate investments and funds held for clients	$ 42,809.3	$ 30.9	$ (1,546.7)	$ 41,293.5

(A) Included within available-for-sale securities are corporate investments with fair values of $384.0 million and funds held for clients with fair values of $30,823.5 million. All available-for-sale securities are included in Level 2 of the fair value hierarchy.

	June 30, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (B)
Type of issue:				
Money market securities, cash and other cash equivalents	$ 8,771.5	$ —	$ —	$ 8,771.5
Available-for-sale securities:				
Corporate bonds	15,870.7	4.7	(1,308.3)	14,567.1
U.S. Treasury securities	8,054.7	0.7	(290.4)	7,765.0
Canadian government obligations and Canadian government agency obligations	2,070.4	—	(145.0)	1,925.4
U.S. government agency securities	1,670.0	0.2	(179.8)	1,490.4
Asset-backed securities	1,234.7	—	(69.7)	1,165.0
Canadian provincial bonds	1,000.5	0.2	(78.1)	922.6
Commercial mortgage-backed securities	679.2	—	(46.7)	632.5
Other securities	1,391.6	1.7	(96.4)	1,296.9
Total available-for-sale securities	31,971.8	7.5	(2,214.4)	29,764.9
Total corporate investments and funds held for clients	$ 40,743.3	$ 7.5	$ (2,214.4)	$ 38,536.4

(B) Included within available-for-sale securities are corporate investments with fair values of $119.3 million and funds held for clients with fair values of $29,645.6 million. All available-for-sale securities were included in Level 2 of the fair value hierarchy.

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of an independent third-party pricing service, see Note 1 "Summary of Significant Accounting Policies." The Company concurred with and did not adjust the prices obtained from the independent pricing service. The Company had no available-for-sale securities included in Level 1 or Level 3 at June 30, 2024.

The unrealized losses and fair values of available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2024, are as follows:

| | June 30, 2024 | | | | | |
| | Securities in unrealized loss position less than 12 months | | Securities in unrealized loss position greater than 12 months | | Total | |
	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value
Corporate bonds	$ (25.8)	$ 2,173.6	$ (919.0)	$ 12,413.4	$ (944.8)	$14,587.0
U.S. Treasury securities	(23.1)	2,186.2	(141.4)	4,076.9	(164.5)	6,263.1
Canadian government obligations and Canadian government agency obligations	(0.9)	304.6	(85.7)	1,591.6	(86.6)	1,896.2
U.S. government agency securities	(0.7)	51.5	(139.9)	1,428.2	(140.6)	1,479.7
Asset-backed securities	(2.3)	351.4	(40.7)	668.0	(43.0)	1,019.4
Canadian provincial bonds	(1.3)	193.0	(54.9)	717.4	(56.2)	910.4
Commercial mortgage-backed securities	(0.5)	11.2	(34.6)	489.6	(35.1)	500.8
Other securities	(12.2)	288.5	(63.7)	864.8	(75.9)	1,153.3
	$ (66.8)	$ 5,560.0	$ (1,479.9)	$ 22,249.9	$ (1,546.7)	$27,809.9

The unrealized losses and fair values of available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2023 are as follows:

| | June 30, 2023 | | | | | |
| | Securities in unrealized loss position less than 12 months | | Securities in unrealized loss position greater than 12 months | | Total | |
	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value
Corporate bonds	$ (62.0)	$ 2,255.9	$ (1,246.3)	$ 12,050.5	$ (1,308.3)	$14,306.4
U.S. Treasury securities	(85.5)	4,629.4	(204.9)	2,876.3	(290.4)	7,505.7
Canadian government obligations and Canadian government agency obligations	(5.8)	333.9	(139.2)	1,588.0	(145.0)	1,921.9
U.S. government agency securities	(0.6)	28.2	(179.2)	1,432.2	(179.8)	1,460.4
Asset-backed securities	(2.0)	159.7	(67.7)	975.6	(69.7)	1,135.3
Canadian provincial bonds	(2.7)	127.0	(75.4)	757.3	(78.1)	884.3
Commercial mortgage-backed securities	(6.7)	126.9	(40.0)	505.6	(46.7)	632.5
Other securities	(14.5)	574.0	(81.9)	629.0	(96.4)	1,203.0
	$ (179.8)	$ 8,235.0	$ (2,034.6)	$ 20,814.5	$ (2,214.4)	$29,049.5

At June 30, 2024, Corporate bonds include investment-grade debt securities, with a wide variety of issuers, industries, and sectors, primarily carry credit ratings of A and above, and have maturities ranging from July 2024 through June 2034.

At June 30, 2024, asset-backed securities include AAA-rated senior tranches of securities with predominately prime collateral of fixed-rate auto loan, credit card, and equipment lease receivables with fair values of $686.8 million, $413.3 million, and

$168.9 million, respectively. These securities are collateralized by the cash flows of the underlying pools of receivables. The primary risk associated with these securities is the collection risk of the underlying receivables. All collateral on such asset-backed securities has performed as expected through June 30, 2024.

At June 30, 2024, U.S. government agency securities primarily include debt directly issued by Federal Farm Credit Banks and Federal Home Loan Banks with fair values of $951.8 million and $473.6 million, respectively. U.S. government agency securities represent senior, unsecured, non-callable debt that primarily carry ratings of Aaa by Moody's and AA+ by Standard & Poor's, with maturities ranging from July 2024 through March 2034.

At June 30, 2024, U.S. government agency commercial mortgage-backed securities of $500.8 million include those issued by Federal Home Loan Mortgage Corporation and Federal National Mortgage Association.

At June 30, 2024, other securities primarily include municipal bonds, diversified with a variety of issuers, with credit ratings of A and above, with fair values of $529.3 million, AA-rated United Kingdom Gilt securities of $400.3 million and AAA-rated supranational bonds of $209.8 million.

Classification of corporate investments on the Consolidated Balance Sheets is as follows:

June 30,		2024		2023
Corporate investments:				
Cash and cash equivalents	$	2,913.4	$	2,083.5
Short-term marketable securities (a)		384.0		14.7
Long-term marketable securities (b)		—		104.6
Total corporate investments	$	3,297.4	$	2,202.8

(a) - Short-term marketable securities are included within Other current assets on the Consolidated Balance Sheets.
(b) - Long-term marketable securities are included within Other assets on the Consolidated Balance Sheets.

Funds held for clients represent assets that, based upon the Company's intent, are restricted for use solely for the purposes of satisfying the obligations to remit funds relating to the Company's payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets.

Funds held for clients have been invested in the following categories:

June 30,		2024		2023
Funds held for clients:				
Restricted cash and cash equivalents held to satisfy client funds obligations	$	7,172.6	$	6,688.0
Restricted short-term marketable securities held to satisfy client funds obligations		5,538.1		5,601.9
Restricted long-term marketable securities held to satisfy client funds obligations		25,285.4		24,043.7
Total funds held for clients	$	37,996.1	$	36,333.6

Client funds obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll, tax and other payee payment obligations and are recorded on the Consolidated Balance Sheets at the time that the Company impounds funds from clients. The client funds obligations represent liabilities that will be repaid within one year of the balance sheet date. The Company has reported client funds obligations as a current liability on the Consolidated Balance Sheets totaling $39,503.9 million and $38,538.6 million as of June 30, 2024 and 2023, respectively. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client funds obligations. Of the Company's funds held for clients at June 30, 2024, $34,940.0 million are held in the grantor trust. The liabilities held within the trust are intercompany liabilities to other Company subsidiaries and eliminate in consolidation.

The Company has reported the cash flows related to the purchases of corporate and client funds marketable securities and related to the proceeds from the sales and maturities of corporate and client funds marketable securities on a gross basis in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash and cash equivalents related to client funds investments with original maturities of ninety days or less, within the beginning and ending balances of cash, cash equivalents, restricted cash, and restricted cash equivalents. The Company has reported the cash flows related to the cash received from and paid on behalf of clients on a net basis within net increase in client funds obligations in the financing activities section of the Statements of Consolidated Cash Flows.

All available-for-sale securities were rated as investment grade at June 30, 2024.

Expected maturities of available-for-sale securities at June 30, 2024 are as follows:

One year or less	$	5,922.2
One year to two years		7,465.5
Two years to three years		5,190.2
Three years to four years		3,857.9
After four years		8,771.7
Total available-for-sale securities	$	31,207.5

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost and accumulated depreciation at June 30, 2024 and 2023 are as follows:

June 30,		2024		2023
Property, plant and equipment:				
Land and buildings	$	648.1	$	682.2
Data processing equipment		1,185.2		1,087.5
Furniture, leaseholds and other		670.0		669.3
		2,503.3		2,439.0
Less: accumulated depreciation		(1,817.7)		(1,757.6)
Property, plant and equipment, net	$	685.6	$	681.4

Depreciation of property, plant and equipment was $190.3 million, $176.5 million, and $171.0 million for fiscal 2024, 2023 and 2022, respectively.

The Company has certain assets classified as held for sale given intent to sell. The fair value of these assets was approximately $5.0 million and $17.3 million as of June 30, 2024 and 2023, respectively, and is not material for reclassification separately on the Consolidated Balance Sheets.

NOTE 6. LEASES

The Company records leases on the Consolidated Balance Sheets as operating lease ROU assets, records the current portion of operating lease liabilities within accrued expenses and other current liabilities and, separately, records long-term operating lease liabilities. The difference between total ROU assets and total lease liabilities are primarily attributable to pre-payments of our obligations and the recognition of various lease incentives.

The Company has entered into operating lease agreements for facilities and equipment. The Company's leases have remaining lease terms of up to approximately eleven years.

The components of operating lease expense were as follows:

			Year ended June 30,			
		2024		2023		2022
Operating lease cost	$	125.0	$	135.2	$	144.7
Short-term lease cost		1.4		2.0		1.1
Variable lease cost		18.3		16.1		11.5
Total operating lease cost	$	144.7	$	153.3	$	157.3

The following table provides supplemental cash flow information related to the Company's leases:

		Year ended June 30,				
		2024		2023		2022
Cash paid for operating lease liabilities	$	125.5	$	129.2	$	127.6
Operating lease ROU assets obtained in exchange for new operating lease liabilities	$	97.4	$	90.5	$	127.4

Other information related to our operating lease liabilities is as follows:

		June 30, 2024		June 30, 2023
Weighted-average remaining lease term (in years)		5		6
Weighted-average discount rate		3.3 %		2.7 %
Current operating lease liability	$	92.2	$	95.5

As of June 30, 2024, maturities of operating lease liabilities are as follows:

Twelve months ending June 30, 2025	$	105.9
Twelve months ending June 30, 2026		94.8
Twelve months ending June 30, 2027		82.6
Twelve months ending June 30, 2028		62.9
Twelve months ending June 30, 2029		40.2
Thereafter		74.0
Total undiscounted lease obligations		460.4
Less: Imputed interest		(39.6)
Net lease obligations	$	420.8

NOTE 7. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for the fiscal years ended June 30, 2024 and 2023 are as follows:

	Employer Services		PEO Services		Total
Balance at June 30, 2022	$ 2,295.7	$	4.8	$	2,300.5
Additions and other adjustments	26.2		—		26.2
Currency translation adjustments	12.7		—		12.7
Balance at June 30, 2023	$ 2,334.6	$	4.8	$	2,339.4
Additions and other adjustments	24.4		—		24.4
Currency translation adjustments	(10.2)		—		(10.2)
Balance at June 30, 2024	$ 2,348.8	$	4.8	$	2,353.6

Components of intangible assets, net, are as follows:

June 30,		2024		2023
Intangible assets:				
Software and software licenses	$	3,803.7	$	3,548.9
Customer contracts and lists		1,181.6		1,140.6
Other intangibles		242.0		241.9
		5,227.3		4,931.4
Less accumulated amortization:				
Software and software licenses		(2,642.6)		(2,442.6)
Customer contracts and lists		(1,007.6)		(907.5)
Other intangibles		(241.1)		(237.7)
		(3,891.3)		(3,587.8)
Intangible assets, net	$	1,336.0	$	1,343.6

Other intangibles consist primarily of purchased rights, purchased content, trademarks and trade names (acquired directly or through acquisitions). All intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is 5 years (6 years for software and software licenses, 3 years for customer contracts and lists, and 1 year for other intangibles). Amortization of intangible assets was $371.6 million, $372.8 million, and $344.1 million for fiscal 2024, 2023, and 2022, respectively.

Estimated future amortization expenses of the Company's existing intangible assets are as follows:

		Amount
Twelve months ending June 30, 2025	$	419.2
Twelve months ending June 30, 2026	$	228.7
Twelve months ending June 30, 2027	$	183.8
Twelve months ending June 30, 2028	$	144.2
Twelve months ending June 30, 2029	$	116.1

NOTE 8. SHORT TERM FINANCING

The Company has a $4.55 billion, 364-day credit agreement that matures in June 2025 with a one-year term-out option. The Company also has a $2.25 billion five-year credit facility that matures in June 2028 that contains an accordion feature under which the aggregate commitment can be increased by $500 million, subject to the availability of additional commitments. In addition, the Company also has a five-year $3.5 billion credit facility maturing in June 2029 that contains an accordion feature under which the aggregate commitment can be increased by $500 million, subject to the availability of additional commitments. The interest rate applicable to committed borrowings is tied to SOFR, the effective federal funds rate, or the prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and funding for general corporate purposes, if necessary. The Company had no borrowings through June 30, 2024 and 2023 under the credit agreements.

The Company's U.S. short-term funding requirements related to client funds are sometimes obtained on an unsecured basis through the issuance of commercial paper, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. In June 2024, the company increased its U.S. short-term commercial paper program to provide for the issuance of up to $10.3 billion from $9.7 billion in aggregate maturity value. The Company's commercial paper program is rated A-1+ by Standard & Poor's, Prime-1 ("P-1") by Moody's and F1+ by Fitch. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2024 and 2023 the Company had no commercial paper borrowing outstanding. Details of the borrowings under the commercial paper program are as follows:

Years ended June 30,		2024		2023
Average daily borrowings (in billions)	$	3.5	$	3.4
Weighted average interest rates		5.3 %		3.7 %
Weighted average maturity (approximately in days)		2 days		2 days

The Company's U.S., Canadian and United Kingdom short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements, which are collateralized principally by government and government agency securities, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. These agreements generally have terms ranging from overnight to up to five business days. At June 30, 2024 and 2023, the Company had $385.4 million and $105.4 million, respectively, of outstanding obligations related to the reverse repurchase agreements. The Company has $7.3 billion available on a committed basis under the U.S. reverse repurchase agreements. Details of the reverse repurchase agreements are as follows:

Years ended June 30,	2024	2023
Average outstanding balances	$ 1,828.6	$ 1,279.9
Weighted average interest rates	5.5 %	4.3 %

NOTE 9. DEBT

The Company issued three series of fixed-rate notes with staggered maturities of 7 and 10-years totaling $3.0 billion (collectively the "Notes"). The Notes are senior unsecured obligations, and interest is payable in arrears, semi-annually.

The principal amounts and associated effective interest rates of the Notes and other debt as of June 30, 2024 and 2023 are as follows:

Debt instrument	Effective Interest Rate	June 30, 2024	June 30, 2023
Fixed-rate 3.375% notes due September 15, 2025	3.47%	1,000.0	1,000.0
Fixed-rate 1.700% notes due May 15, 2028	1.85%	1,000.0	1,000.0
Fixed-rate 1.250% notes due September 1, 2030	1.83%	1,000.0	1,000.0
Other		4.1	4.9
		3,004.1	3,004.9
Less: current portion (a)		(1.1)	(1.2)
Less: unamortized discount and debt issuance costs		(11.7)	(14.7)
Total long-term debt		$ 2,991.3	$ 2,989.0

(a) - Current portion of long-term debt as of June 30, 2024 is included within accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The effective interest rates for the Notes include the interest on the Notes and amortization of the discount and debt issuance costs.

As of June 30, 2024, the fair value of the Notes, based on Level 2 inputs, was $2,681.6 million. For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of an independent third-party pricing service, see Note 1 "Summary of Significant Accounting Policies."

NOTE 10. EMPLOYEE BENEFIT PLANS

A. **Stock-based Compensation Plans.** Stock-based compensation consists of the following:

The Company's share-based compensation consists of stock options, time-based restricted stock, time-based restricted stock units, performance-based restricted stock, and performance-based restricted stock units. The Company also offers an employee stock purchase plan for eligible employees. Beginning in September 2022, the Company discontinued granting stock options, time-based restricted stock and performance-based restricted stock. Any such future awards will be grants of time-based restricted stock units and/or performance-based restricted stock units, depending on employee eligibility. Time-based restricted stock unit awards and performance-based restricted stock unit awards granted to employees with a home country of the United States are settled in stock, and for awards granted to employees with a home country outside the United States are generally settled in cash.

- **Restricted Stock.**
  - **Time-Based Restricted Stock Units.** Time-based restricted stock units generally vest ratably over 3 years. Awards are generally forfeited if the employee ceases to be employed by the Company prior to vesting.

    Time-based restricted stock unit awards granted to employees with a home country of the United States are settled in stock and cannot be transferred during the vesting period. Time-based restricted stock unit awards granted to employees with a home country outside the United States are generally settled in cash and cannot be transferred during the vesting period. Compensation expense relating to the issuance of share-settled units is measured based on the fair value of the award on the grant date and recognized on a straight-line basis over the vesting period. Compensation expense relating to the issuance of cash-settled units is recorded over the vesting period and is initially based on the fair value of the award on the grant date and is subsequently remeasured at each reporting date during the vesting period based on the change in the ADP stock price. Dividend cash equivalents are paid on share-settled units, and dividend cash equivalents are not paid on cash-settled units.

  - **Performance-Based Restricted Stock Units.** Performance-based restricted stock units generally vest over a one to three-year performance period and a subsequent service period of up to 38 months. Under these programs, the Company communicates "target awards" at the beginning of the performance period with possible payouts at the end of the performance period ranging from 0% to 200% of the "target awards." Awards are generally forfeited if the employee ceases to be employed by the Company prior to vesting.

    Performance-based restricted stock units cannot be transferred and are settled in either cash or stock, depending on the employee's home country. Compensation expense relating to the issuance of performance-based restricted stock units settled in cash is recognized over the vesting period initially based on the fair value of the award on the grant date with subsequent adjustments to the number of units awarded during the performance period based on probable and actual performance against targets. In addition, compensation expense is remeasured at each reporting period during the vesting period based on the change in the ADP stock price. Compensation expense relating to the issuance of performance-based restricted stock units settled in stock is recorded over the vesting period based on the fair value of the award on the grant date with subsequent adjustments to the number of units awarded based on the probable and actual performance against targets. Dividend equivalents are paid on awards under the performance-based restricted stock unit program.

- **Employee Stock Purchase Plan.** The Company offers an employee stock purchase plan that allows eligible employees to purchase shares of common stock at a price equal to 95% of the market value for the Company's common stock on the last day of the offering period. This plan has been deemed non-compensatory and, therefore, no compensation expense has been recorded.

The Company currently utilizes treasury stock to satisfy stock option exercises, issuances under the Company's employee stock purchase plan, and restricted stock awards. From time to time, the Company may repurchase shares of its common stock under its authorized share repurchase program. The Company repurchased 5.1 million shares in fiscal 2024 as compared to 4.9 million shares repurchased in fiscal 2023. The Company considers several factors in determining when to execute share repurchases, including, among other things, actual and potential acquisition activity, cash balances and cash flows, issuances due to employee benefit plan activity, and market conditions. Cash payments related to the settlement of vested time-based restricted stock units and performance-based restricted stock units were approximately $24.1 million, $23.5 million, and $22.1 million during fiscal years 2024, 2023, and 2022, respectively.

The following table represents stock-based compensation expense and related income tax benefits in each of fiscal 2024, 2023, and 2022, respectively:

Years ended June 30,	2024	2023	2022
Operating expenses	$ 30.0	$ 24.6	$ 19.7
Selling, general and administrative expenses	179.5	165.0	155.7
Research and development	34.0	30.8	26.3
Total pretax stock-based compensation expense	$ 243.5	$ 220.4	$ 201.7
Income tax benefit	$ 60.2	$ 54.5	$ 49.1

As of June 30, 2024, the total remaining unrecognized compensation cost related to unvested stock options, restricted stock units, and restricted stock awards amounted to $2.9 million, $186.9 million, and $11.3 million, respectively, which will be amortized over the weighted-average remaining requisite service periods of 1.0 year, 1.8 years, and 0.7 years, respectively.

In fiscal 2024, the following activity occurred under the Company's existing plans.

Stock Options:

	Number of Options (in thousands)	Weighted Average Price (in dollars)
Options outstanding at July 1, 2023	2,654	$ 155
Options granted	—	$ —
Options exercised	(597)	$ 141
Options forfeited/cancelled	(15)	$ 179
Options outstanding at June 30, 2024	2,042	$ 159
Options exercisable at June 30, 2024	1,513	$ 152
Shares available for future grants, end of year	20,061	
Shares reserved for issuance under stock option plans, end of year	22,103	

Time-Based Restricted Stock and Time-Based Restricted Stock Units:

	Number of Shares (in thousands)	Number of Units (in thousands)
Restricted shares/units outstanding at July 1, 2023	450	730
Restricted shares/units granted	—	638
Restricted shares/units vested	(314)	(273)
Restricted shares/units forfeited	(12)	(42)
Restricted shares/units outstanding at June 30, 2024	124	1,053

Performance-Based Restricted Stock and Performance-Based Restricted Stock Units:

	Number of Shares (in thousands)	Number of Units (in thousands)
Restricted shares/units outstanding at July 1, 2023	197	821
Restricted shares/units granted	—	322
Restricted shares/units vested	(103)	(369)
Restricted shares/units forfeited	(6)	(21)
Restricted shares/units outstanding at June 30, 2024	88	753

The aggregate intrinsic value of outstanding stock options and exercisable stock options as of June 30, 2024 was $162.5 million and $130.9 million, respectively, which have a remaining life of 5 years and 4 years, respectively. The aggregate intrinsic value for stock options exercised in fiscal 2024, 2023, and 2022 was $63.2 million, $80.6 million, and $80.8 million, respectively.

The fair value for stock options granted was estimated at the date of grant using the following assumptions:

	2024	2023	2022
Risk-free interest rate	N/A	N/A	— %
Dividend yield	N/A	N/A	1.8 %
Weighted average volatility factor	N/A	N/A	22.7 %
Weighted average expected life (in years)	N/A	N/A	4.9
Weighted average fair value (in dollars)	N/A	N/A $	33.03

The weighted average fair values of shares/units granted were as follows:

Year ended June 30,		2024		2023		2022
(in dollars)						
Performance-based restricted shares/units	$	262.56	$	245.96	$	206.86
Time-based restricted shares/units	$	255.29	$	214.75	$	208.08

B. Pension Plans

The Company has a defined benefit cash balance pension plan. The U.S. pension plan, which is currently closed to new entrants, was frozen effective July 1, 2020. As of July 1, 2020 and onward, participants will retain their accrued benefits and will not accrue any future benefits due to pay and/or service. The plan interest credit rate varies from year-to-year based on the ten-year U.S. Treasury rate. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles.

The Company also has various retirement plans for its non-U.S. employees and maintains a Supplemental Officers Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which the Company pays supplemental pension benefits to certain corporate officers upon retirement based upon the officers' years of service and compensation. The SORP, which is currently closed to new entrants, was frozen effective July 1, 2019, with no future accruals due to pay and/or service.

A June 30 measurement date was used in determining the Company's benefit obligations and fair value of plan assets.

The Company is required to (a) recognize in its Consolidated Balance Sheets an asset for a plan's net overfunded status or a liability for a plan's net underfunded status, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (c) recognize changes in the funded status of a defined benefit plan in the year in which the changes occur in accumulated other comprehensive income (loss).

The Company's pension plans' funded status as of June 30, 2024 and 2023 is as follows:

June 30,		2024		2023
Change in plan assets:				
Fair value of plan assets at beginning of year	$	1,854.4	$	1,800.5
Actual return on plan assets		106.8		126.6
Employer contributions		13.4		17.0
Currency translation adjustments		0.6		(3.0)
Benefits paid		(95.6)		(86.7)
Fair value of plan assets at end of year	$	1,879.6	$	1,854.4
Change in benefit obligation:				
Benefit obligation at beginning of year	$	1,725.8	$	1,779.0
Service cost		5.2		4.8
Interest cost		84.6		78.2
Actuarial gain (a)		(14.6)		(48.2)
Currency translation adjustments		0.8		(2.0)
Acquisitions		—		0.7
Benefits paid		(95.6)		(86.7)
Projected benefit obligation at end of year	$	1,706.2	$	1,725.8
Funded status - plan assets less benefit obligations	$	173.4	$	128.6

(a) The actuarial gain for fiscal 2024 was primarily due to demographic changes.

The amounts recognized on the Consolidated Balance Sheets as of June 30, 2024 and 2023 consisted of:

June 30,		2024		2023
Noncurrent assets	$	286.3	$	247.7
Current liabilities		(11.1)		(5.6)
Noncurrent liabilities		(101.8)		(113.5)
Net amount recognized	$	173.4	$	128.6

The accumulated benefit obligation for all defined benefit pension plans was $1,688.5 million and $1,712.1 million at June 30, 2024 and 2023, respectively.

The Company's pension plans with projected benefit obligations in excess of plan assets as of June 30, 2024 and 2023 had the following projected benefit obligation and fair value of plan assets:

June 30,		2024		2023
Projected benefit obligation	$	143.7	$	146.1
Fair value of plan assets	$	30.8	$	27.0

The Company's pension plans with accumulated benefit obligations in excess of plan assets as of June 30, 2024 and 2023 had the following accumulated benefit obligation and fair value of plan assets:

June 30,		2024		2023
Accumulated benefit obligation	$	108.6	$	117.0
Fair value of plan assets	$	7.6	$	8.3

The components of net pension (income)/ expense were as follows:

		2024		2023		2022
Service cost – benefits earned during the year	$	5.2	$	4.8	$	5.7
Interest cost on projected benefits		84.6		78.2		52.3
Expected return on plan assets		(115.9)		(127.5)		(127.9)
Net amortization and deferral		2.9		1.9		7.5
Special termination benefits, plan curtailments, and settlement charges		0.3		—		9.0
Net pension (income)/expense	$	(22.9)	$	(42.6)	$	(53.4)

The net actuarial loss and prior service cost for the defined benefit pension plans that are included in accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost are $286.1 million and $3.9 million, respectively, at June 30, 2024. There is no remaining transition obligation for the defined benefit pension plans included in accumulated other comprehensive income (loss).

Assumptions used to determine the actuarial present value of benefit obligations were:

Years ended June 30,	2024	2023
Discount rate	5.40 %	5.10 %
Interest crediting rate	3.70 %	3.50 %
Increase in compensation levels	N/A	N/A

Assumptions used to determine the net pension expense generally were:

Years ended June 30,	2024	2023	2022
Discount rate	5.10 %	4.60 %	2.55 %
Interest crediting rate	3.50 %	3.25 %	3.25 %
Expected long-term rate of return on assets	6.00 %	6.75 %	6.75 %
Increase in compensation levels	N/A	N/A	N/A

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The interest crediting rate is based on the current and expected future ten-year U.S. Treasury rates and a minimum of 3.25%.

The expected long-term rate of return on assets is determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

Plan Assets

The Company's pension plans' asset allocations at June 30, 2024 and 2023 by asset category were as follows:

	2024	2023
Cash and cash equivalents	— %	— %
Fixed income securities	63 %	39 %
U.S. equity securities	12 %	19 %
International equity securities	10 %	15 %
Global equity securities	15 %	27 %
	100 %	100 %

The Company's pension plans' asset investment strategy is designed to ensure prudent management of assets, consistent with long-term return objectives and the prompt fulfillment of all pension plan obligations. The investment strategy and asset mix were developed in coordination with an asset liability study conducted by external consultants to maximize the funded ratio with the least amount of volatility.

The pension plans' assets are currently invested in various asset classes with differing expected rates of return, correlations, and volatilities, including large capitalization and small capitalization U.S. equities, international equities, U.S. fixed income securities, and cash.

The target asset allocation ranges for the U.S. plan are generally as follows:

U.S. fixed income securities	60% - 70%
U.S. equity securities	7% - 17%
International equity securities	5% - 15%
Global equity securities	8% - 18%

As of June 30, 2024 and 2023, the U.S. pension plan asset allocation is within the target ranges.

The pension plans' fixed income portfolio is designed to match the duration and liquidity characteristics of the pension plans' liabilities. In addition, the pension plans invest only in investment-grade debt securities to ensure preservation of capital. The pension plans' equity portfolios are subject to diversification guidelines to reduce the impact of losses in single investments. Investment managers are prohibited from buying or selling commodities and from the short selling of securities.

None of the pension plans' assets are directly invested in the Company's stock, although the pension plans may hold a minimal amount of Company stock to the extent of the Company's participation in equity indices.

The pension plans' investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. The pension plans' investments included in Level 2 are valued utilizing inputs obtained from an independent pricing service, which are reviewed by the Company for reasonableness. To determine the fair value of our Level 2 plan assets, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. The pension plans have no Level 1 and Level 3 investments at June 30, 2024.

The following table presents the investments of the pension plans measured at fair value at June 30, 2024:

	Level 1	Level 2	Level 3	Total
Commingled trusts	$ —	$ 679.5	$ —	$ 679.5
Government securities	—	490.4	—	490.4
Corporate and municipal bonds	—	695.4	—	695.4
Mortgage-backed security bonds	—	3.9	—	3.9
Total pension asset investments	$ —	$ 1,869.2	$ —	$ 1,869.2

In addition to the investments in the above table, the pension plans also held cash and cash equivalents of $10.4 million as of June 30, 2024, which have been classified as Level 1 in the fair value hierarchy.

The following table presents the investments of the pension plans measured at fair value at June 30, 2023:

	Level 1	Level 2	Level 3	Total
Commingled trusts	$ —	$ 829.5	$ —	$ 829.5
U.S. government securities	—	351.7	—	351.7
Mutual funds	18.2	279.0	—	297.2
Corporate and municipal bonds	—	355.1	—	355.1
Mortgage-backed security bonds	—	18.7	—	18.7
Total pension asset investments	$ 18.2	$ 1,834.0	$ —	$ 1,852.2

In addition to the investments in the above table, the pension plans also held cash and cash equivalents of $2.2 million as of June 30, 2023, which have been classified as Level 1 in the fair value hierarchy.

Contributions

During fiscal 2024, the Company contributed $13.4 million to the pension plans. The Company expects to contribute $13.8 million to the pension plans during fiscal 2025.

Estimated Future Benefit Payments

The benefits expected to be paid in each year from fiscal 2025 to the year ended June 30, 2029 are $136.0 million, $150.0 million, $153.7 million, $126.0 million, and $128.5 million, respectively. The aggregate benefits expected to be paid in the five fiscal years from the year ended June 30, 2030 to the year ended June 30, 2034 are $669.5 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligations at June 30, 2024 and includes estimated future employee service.

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 50% of their compensation annually and allows highly compensated employees to contribute up to 12% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $184.1 million, $163.6 million, and $153.1 million for the calendar years ended December 31, 2023, 2022, and 2021, respectively.

NOTE 11. INCOME TAXES

Earnings before income taxes shown below are based on the geographic location to which such earnings are attributable.

Years ended June 30,	2024	2023	2022
Earnings before income taxes:			
United States	$ 4,408.0	$ 4,091.4	$ 3,461.8
Foreign	464.3	346.2	342.3
	$ 4,872.3	$ 4,437.6	$ 3,804.1

The provision (benefit) for income taxes consists of the following components:

Years ended June 30,	2024	2023	2022
Current:			
Federal	$ 847.4	$ 840.0	$ 620.7
Foreign	132.8	104.6	97.5
State	177.5	161.1	100.4
Total current	1,157.7	1,105.7	818.6
Deferred:			
Federal	(18.7)	(77.4)	20.7
Foreign	(6.6)	4.3	(12.9)
State	(12.1)	(7.0)	28.8
Total deferred	(37.4)	(80.1)	36.6
Total provision for income taxes	$ 1,120.3	$ 1,025.6	$ 855.2

A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

Years ended June 30,	2024	%	2023	%	2022	%
Provision for taxes at U.S. statutory rate	$ 1,023.2	21.0	$ 931.9	21.0	$ 798.9	21.0
Increase/(decrease) in provision from:						
State taxes, net of federal tax benefit	120.6	2.5	111.2	2.5	91.8	2.4
Foreign rate differential	41.0	0.9	33.1	0.7	41.3	1.1
Excess tax benefit - Stock-based compensation	(17.1)	(0.4)	(19.0)	(0.4)	(19.9)	(0.5)
Other	(47.4)	(1.0)	(31.6)	(0.7)	(56.9)	(1.5)
	$ 1,120.3	23.0	$ 1,025.6	23.1	$ 855.2	22.5

The effective tax rate in fiscal 2024 and 2023 was 23.0% and 23.1%, respectively. The decrease in the effective tax rate is primarily due to a valuation allowance release and an intercompany transfer of certain assets offset by a lower benefit for adjustments to prior year tax liabilities in fiscal 2024.

The effective tax rate for fiscal 2023 and 2022 was 23.1% and 22.5%, respectively. The increase in the effective tax rate is primarily due to an intercompany transfer of certain assets that resulted in a lower effective tax rate in fiscal 2022 and higher reserves for uncertain tax positions in fiscal 2023.

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

Years ended June 30,	2024	2023
Deferred tax assets:		
Accrued expenses not currently deductible	$ 237.4	$ 209.5
Stock-based compensation expense	51.3	48.8
Foreign tax credits	12.0	13.3
Fixed and intangible assets	194.9	108.2
Net operating losses	41.7	37.5
Prepaid royalty	—	18.0
Unrealized investment losses, net	351.4	519.5
Other	39.1	39.9
	927.8	994.7
Less: valuation allowances	(11.1)	(18.6)
Deferred tax assets, net	$ 916.7	$ 976.1
Deferred tax liabilities:		
Deferred contract costs	$ 620.7	$ 578.1
Prepaid expenses	88.8	78.9
Prepaid retirement benefits	40.3	30.8
Tax on unrepatriated earnings	10.2	10.1
Other	20.8	20.7
Deferred tax liabilities	780.8	718.6
Net deferred tax assets	$ 135.9	$ 257.5

There are $200.2 million and $331.1 million of long-term deferred tax assets included in other assets on the Consolidated Balance Sheets at June 30, 2024 and 2023, respectively.

Income taxes have not been provided on undistributed earnings of certain foreign subsidiaries in an aggregate amount of approximately $53.0 million as the Company considers such earnings to be permanently reinvested outside of the United States. As of June 30, 2024, it is not practicable to estimate the unrecognized tax liability that would occur upon distribution.

The Company has estimated foreign net operating loss carry-forwards of approximately $74.0 million as of June 30, 2024, of which $0.9 million expire through June 2034 and $73.1 million have an indefinite utilization period. As of June 30, 2024, the Company has approximately $26.5 million of federal net operating loss carry-forwards from acquired companies. The net operating losses have an annual utilization limitation pursuant to section 382 of the Internal Revenue Code and expire through June 2036.

The Company has state net operating loss carry-forwards of approximately $196.8 million as of June 30, 2024, which expire through June 2043. The Company has recorded valuation allowances of $11.1 million and $18.6 million at June 30, 2024 and 2023, respectively, to reflect the estimated amount of domestic and foreign deferred tax assets that may not be realized.

Income tax payments were approximately $1,185.2 million, $1,080.7 million, and $856.8 million for fiscal 2024, 2023, and 2022, respectively.

As of June 30, 2024, 2023, and 2022 the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $126.9 million, $116.9 million, and $98.1 million respectively. The amount that, if recognized, would impact the effective tax rate is $91.8 million, $83.6 million, and $68.1 million, respectively. The remainder, if recognized, would principally impact deferred taxes.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2024	2023	2022
Unrecognized tax benefits at beginning of the year	$ 116.9	$ 98.1	$ 99.9
Additions for tax positions	17.2	11.3	8.0
Additions for tax positions of prior periods	17.8	16.8	11.6
Reductions for tax positions of prior periods	(12.8)	(5.0)	(8.5)
Settlement with tax authorities	(9.0)	(1.8)	(2.0)
Expiration of the statute of limitations	(2.9)	(1.0)	(9.2)
Impact of foreign exchange rate fluctuations	(0.3)	(1.5)	(1.7)
Unrecognized tax benefit at end of year	$ 126.9	$ 116.9	$ 98.1

Interest expense and penalties associated with uncertain tax positions have been recorded in the provision for income taxes on the Statements of Consolidated Earnings. During the fiscal years 2024, 2023, and 2022, the Company recorded interest expense of $5.7 million, $9.1 million, and $3.5 million, respectively. Penalties recorded during fiscal years 2024 and 2023 were not significant. During fiscal year 2022, the Company recorded penalties of $0.3 million.

At June 30, 2024 and June 30, 2023, the Company had accrued interest of $32.6 million and $30.0 million, respectively, recorded on the Consolidated Balance Sheets within other liabilities. At June 30, 2024, the Company had no accrued penalties. At June 30, 2023, the Company's accrued penalties recorded on the Consolidated Balance Sheets within other liabilities were not material. At June 30, 2022, the Company's accrued penalties of $0.3 million, were recorded on the Consolidated Balance Sheets within income taxes payable.

The Company is routinely examined by the IRS and tax authorities in foreign countries in which it conducts business, as well as tax authorities in states in which it has significant business operations. The tax years currently under examination vary by jurisdiction. Examinations in progress in which the Company has significant business operations are as follows:

Taxing Jurisdiction	Fiscal Years under Examination
U.S. (IRS)	2023 - 2024
Arizona	2016 - 2020
Massachusetts	2016 - 2020
New York City	2016 - 2021
New York State	2019 - 2021
India	2014 - 2018, 2020 - 2022

The Company regularly considers the likelihood of assessments resulting from examinations in each of the jurisdictions. The resolution of tax matters is not expected to have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company's Statements of Consolidated Earnings for a particular future period and on the Company's effective tax rate.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, the Company is not projecting any settlements. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

NOTE 12. COMMITMENTS AND CONTINGENCIES

As of June 30, 2024, the Company has purchase commitments of approximately $1,191.6 million, including a reinsurance premium with Chubb for the fiscal 2025 policy year, as well as obligations related to software license agreements, and purchase and maintenance agreements on our software, equipment, and other assets, of which $322.1 million relates to fiscal 2025, $426.7 million relates to the fiscal years ending June 30, 2026 through fiscal 2027, $117.7 million relates to fiscal years ending June 30, 2028 through fiscal 2029, and the remaining relates to fiscal years thereafter.

In May 2020, a putative class action complaint was filed against ADP, TotalSource and related defendants in the U.S. District Court, District of New Jersey. The complaint asserts violations of the Employee Retirement Income Security Act of 1974 ("ERISA") in connection with the ADP TotalSource Retirement Savings Plan's fiduciary administrative and investment decision-making. The complaint seeks statutory and other unspecified monetary damages, injunctive relief and attorney's fees. The Company is unable to estimate any reasonably possible loss, or range of loss, with respect to this matter. The Company is vigorously defending against this lawsuit.

The Company is subject to various claims, litigation, and regulatory compliance matters in the normal course of business. When a loss is considered probable and reasonably estimable, the Company records a liability in the amount of its best estimate for the ultimate loss. Management currently believes that the resolution of these claims, litigation and regulatory compliance matters against us, individually or in the aggregate, will not have a material adverse impact on our consolidated results of operations, financial condition or cash flows. These matters are subject to inherent uncertainties and management's view of these matters may change in the future.

It is not the Company's business practice to enter into off-balance sheet arrangements. In the normal course of business, the Company may enter into contracts in which it makes representations and warranties that relate to the performance of the Company's services and products. The Company does not expect any material losses related to such representations and warranties.

NOTE 13. RECLASSIFICATION OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME ("AOCI")

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income (loss). Other comprehensive (loss)/income results from items deferred on the Consolidated Balance Sheets in stockholders' equity. Other comprehensive (loss)/income was $497.5 million, ($312.1) million, and ($2,004.3) million in fiscal 2024, 2023, and 2022, respectively. Changes in Accumulated Other Comprehensive Income ("AOCI") by component are as follows:

	Currency Translation Adjustment		Net Gains/ (Losses) on Available- for-sale Securities		Cash Flow Hedging Activities		Pension Liability		Accumulated Other Comprehensive (Loss) /Income	
Balance at June 30, 2021	$	(226.8)	$	390.9	$	(29.9)	$	(123.6)	$	10.6
Other comprehensive income/ (loss) before reclassification adjustments		(127.4)		(2,228.0)		—		(229.8)		(2,585.2)
Tax effect		—		503.7		—		57.3		561.0
Reclassification adjustments to net earnings		—		4.4 (A)		4.4 (C)		18.1 (B)		26.9
Tax effect		—		(1.0)		(1.1)		(4.9)		(7.0)
Balance at June 30, 2022	$	(354.2)	$	(1,330.0)	$	(26.6)	$	(282.9)	$	(1,993.7)
Other comprehensive income/ (loss) before reclassification adjustments		13.4		(500.3)		—		60.3		(426.6)
Tax effect		—		113.3		—		(13.3)		100.0
Reclassification adjustments to net earnings		—		14.7 (A)		4.4 (C)		(0.4) (B)		18.7
Tax effect		—		(3.3)		(1.1)		0.2		(4.2)
Balance at June 30, 2023	$	(340.8)	$	(1,705.6)	$	(23.3)	$	(236.1)	$	(2,305.8)
Other comprehensive income/ (loss) before reclassification adjustments		(38.0)		685.2		—		5.6		652.8
Tax effect		—		(162.2)		—		(1.1)		(163.3)
Reclassification adjustments to net earnings		—		5.9 (A)		4.4 (C)		0.1 (B)		10.4
Tax effect		—		(1.3)		(1.1)		—		(2.4)
Balance at June 30, 2024	$	(378.8)	$	(1,178.0)	$	(20.0)	$	(231.5)	$	(1,808.3)

(A) Reclassification adjustments out of AOCI are included within Other (income)/expense, net, on the Statements of Consolidated Earnings.

(B) Reclassification adjustments out of AOCI are included in net pension (income)/expense (see Note 10).

(C) Reclassification adjustments out of AOCI are included in Interest expense on the Statements of Consolidated Earnings (see Note 9).

NOTE 14. FINANCIAL DATA BY SEGMENT AND GEOGRAPHIC AREA

Based upon similar economic and operational characteristics, the Company's strategic business units have been aggregated into the following two reportable segments: Employer Services and PEO Services. The primary components of the "Other" segment are certain corporate overhead charges and expenses that have not been allocated to the reportable segments, including corporate functions, costs related to our transformation office, legal settlements, severance costs, non-recurring gains and losses, the elimination of intercompany transactions, and interest income and expense. Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are recorded based on management responsibility. The Company's Chief Operating Decision Maker does not review assets at the reportable segment level, hence segment disclosure relating to total assets has not been provided.

	Employer Services	PEO Services	Other	Total
Year ended June 30, 2024				
Revenues	$ 12,980.8	$ 6,233.6	$ (11.8)	$ 19,202.6
Earnings before income taxes	4,555.5	921.5	(604.7)	4,872.3
Capital expenditures	157.3	—	54.4	211.7
Depreciation and amortization	486.6	6.8	68.5	561.9
Year ended June 30, 2023				
Revenues	$ 12,042.6	$ 5,984.2	$ (14.6)	$ 18,012.2
Earnings before income taxes	3,974.2	977.3	(513.9)	4,437.6
Capital expenditures	161.4	—	44.6	206.0
Depreciation and amortization	467.6	7.5	74.2	549.3
Year ended June 30, 2022				
Revenues	$ 10,967.7	$ 5,545.7	$ (15.1)	$ 16,498.3
Earnings before income taxes	3,406.3	871.2	(473.4)	3,804.1
Capital expenditures	125.4	—	51.7	177.1
Depreciation and amortization	428.5	8.3	78.3	515.1

	United States	Europe	Canada	Other	Total
Year ended June 30, 2024					
Revenues	$ 16,934.2	$ 1,451.4	$ 473.7	$ 343.3	$ 19,202.6
Assets	$ 47,989.9	$ 2,800.8	$ 2,796.6	$ 775.4	$ 54,362.7
Year ended June 30, 2023					
Revenues	$ 15,950.9	$ 1,309.2	$ 427.5	$ 324.6	$ 18,012.2
Assets	$ 44,565.9	$ 2,602.2	$ 3,022.0	$ 780.9	$ 50,971.0
Year ended June 30, 2022					
Revenues	$ 14,503.3	$ 1,304.2	$ 389.3	$ 301.5	$ 16,498.3
Assets	$ 56,856.2	$ 2,452.9	$ 2,987.9	$ 771.2	$ 63,068.2

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are certifications of ADP's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the

"Exchange Act"). This "Controls and Procedures" section should be read in conjunction with the report of Deloitte & Touche LLP that appears in this Annual Report on Form 10-K and is hereby incorporated herein by reference.

Management's Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation (the "evaluation"), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of June 30, 2024 in ensuring that (i) information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of Automatic Data Processing, Inc.'s ("ADP") management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance to ADP's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

ADP's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADP; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ADP are being made only in accordance with authorizations of management and directors of ADP; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of ADP's assets that could have a material effect on the financial statements of ADP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of ADP's internal control over financial reporting as of June 30, 2024 based upon criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that ADP's internal control over financial reporting was effective as of June 30, 2024.

Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements of ADP included in this Annual Report on Form 10-K, has issued an attestation report on the operating effectiveness of ADP's internal control over financial reporting. The Deloitte & Touche LLP attestation report is set forth below.

/s/ Maria Black
_____

Maria Black
Chief Executive Officer

/s/ Don McGuire
_____

Don McGuire
Chief Financial Officer

Roseland, New Jersey
August 7, 2024

Changes in Internal Control over Financial Reporting

There were no changes in ADP's internal control over financial reporting that occurred during the quarter ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, ADP's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2024, of the Company and our report dated August 7, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Morristown, New Jersey

August 7, 2024

Item 9B. Other Information

For the fiscal quarter ended June 30, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance

The executive officers of the Company, their ages, positions, and the period during which they have been employed by ADP are as follows:

Name	Age	Position	Employed by ADP Since
John Ayala	57	*Chief Operating Officer*	2002
Maria Black	50	*President and Chief Executive Officer*	1996
Paul Boland	60	*Chief Human Resources Officer*	2017
Michael A. Bonarti	58	*Chief Administrative Officer*	1997
Chris D'Ambrosio	43	*Chief Strategy Officer*	2014
Joe DeSilva	49	*President, Global Sales*	2003
Sreeni Kutam	54	*President, Global Product and Innovation*	2014
David Kwon	54	*Chief Legal Officer/General Counsel*	2011
Jonathan Lehberger	51	*Corporate Controller and Principal Accounting Officer*	2004
Don McGuire	64	*Chief Financial Officer*	1998

John Ayala joined ADP in 2002. Prior to his appointment as Chief Operating Officer in January 2022, he served as President, Employer Services North America from March 2020 to December 2021, as President, Major Account Services and ADP Canada from January 2017 to February 2020, as President, Small Business Services, Retirement Services and Insurance Services from July 2014 to December 2016, as Vice President, Client Experience and Continuous Improvement from November 2012 to June 2014, as Senior Vice President, Services and Operations - Small Business Services from February 2012 to October 2012, as President, TotalSource from July 2011 to January 2012, and as Senior Vice President, Service and Operations, TotalSource from June 2008 to June 2011.

Maria Black joined ADP in 1996. Prior to her appointment as President and Chief Executive Officer in January 2023, she served as President, ADP from January 2022 to December 2022, as President, Worldwide Sales and Marketing from March 2020 to December 2021, as President, Small Business Solutions and Human Resources Outsourcing from January 2017 to February 2020, as President, ADP TotalSource from July 2014 to December 2016, as General Manager, ADP United Kingdom from April 2013 to June 2014, and as General Manager, Employer Services - TotalSource Western Central Region from January 2008 to March 2013.

Paul Boland joined ADP in 2017. Prior to his appointment as Chief Human Resources Officer in June 2023, he served as Interim Chief Human Resources Officer from November 2022 to June 2023, as Senior Vice President, Human Resources, Employer Services International from September 2021 to November 2022, as Division Vice President, HR, for Europe, Middle East and Africa (EMEA), GlobalView, Asia Pacific and Latin America from July 2018 to September 2021, and as Vice President, HR for EMEA from May 2017 to July 2018. Prior to joining ADP, he served as Vice President, HR, EMEA with Allergan plc.

Michael A. Bonarti joined ADP in 1997. Prior to his appointment as Chief Administrative Officer in July 2021, he served as Corporate Vice President, General Counsel and Secretary from July 2010 to June 2021.

Chris D'Ambrosio joined ADP in 2014. Prior to his appointment as Chief Strategy Officer in June 2021, he served as Senior Vice President, General Manager, Insurance Services, Small Business Services from January 2019 to June 2021, and as Senior Division Vice President of Strategy and Business Development, Small Business Services and Human Resources Outsourcing from December 2017 to January 2019, as Division Vice President of Strategy and Business Development, Human Resources Outsourcing from February 2017 to December 2017, and Division Vice President of Strategy, Human Resources Outsourcing from March 2016 to February 2017.

Joe DeSilva joined ADP in 2003. Prior to his appointment as President, Global Sales in January 2022, he served as President, Small Business Services, Retirement Services and Insurance Services from February 2020 to December 2021, as Senior Vice President, Services & Operations, Small Business Services from May 2017 to February 2020, as Senior Vice

President/General Manager, Retirement Services from June 2015 to May 2017, and as Senior Vice President, Sales, Retirement Services from May 2013 to June 2015.

Sreeni Kutam joined ADP in 2014. Prior to his appointment as President, Global Product and Innovation in January 2023, he served as Chief Human Resources Officer from June 2018 to December 2022, as Interim Chief Human Resources Officer from January 2018 to June 2018, as Division Vice President, Human Resources, Major Account Services from May 2016 to January 2018, and as Vice President, HR Strategy and Planning from January 2014 to April 2016. Prior to joining ADP, he was an HR consultant.

David Kwon joined ADP in 2011. Prior to his appointment as Corporate Vice President, Chief Legal Officer/General Counsel in July 2021, he served as Staff Vice President and Associate General Counsel – Global Compliance from March 2019 to June 2021, and as Staff Vice President and Associate General Counsel – Litigation from July 2012 to March 2019.

Jonathan Lehberger joined ADP in 2004. Prior to his appointment as Corporate Controller in July 2024, he served as Senior Vice President, Financial Strategy and Planning from April 2022 to June 2024, Chief Financial Officer for Small Business Services from May 2021 to March 2022, and Chief Financial Officer, Major Account Services and ADP Canada from January 2017 to April 2021.

Don McGuire joined ADP in 1998. Prior to his appointment as Chief Financial Officer in October 2021, he served as President, Employer Services International from June 2018 to September 2021, as President, Global Enterprise Solutions EMEA/Streamline from July 2016 to June 2018, as Senior Vice President, General Manager, Asia Pacific Region from December 2012 to June 2016, and as General Manager, ADP United Kingdom/Ireland from September 2007 to December 2012.

Directors

See "Election of Directors" in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Code of Ethics

ADP has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics may be viewed online on ADP's website at www.adp.com under "Investor Relations" in the "Corporate Governance" section. Any amendment to or waivers from the code of ethics will be disclosed on our website within four business days following the date of the amendment or waiver.

Insider Trading Policy

Our Company maintains an insider trading policy to provide guidelines to all directors, officers, associates and consultants of ADP with respect to trading in ADP securities, as well as the securities of publicly traded companies with whom ADP has a business relationship. The policy prohibits trading by any person while in possession of material non-public information in violation of applicable law and provides for restricted periods and pre-clearance procedures for our directors and officers and certain other specified persons, as well as other related policies and procedures. We believe that the insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to ADP.

Audit Committee; Audit Committee Financial Expert

See "Corporate Governance - Committees of the Board of Directors" and "Audit Committee Report" in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 11. Executive Compensation

See "Corporate Governance," "Compensation Discussion and Analysis," "Compensation and Management Development Committee Report," "Compensation of Executive Officers," "Potential Payments to Named Executive Officers Upon Termination or Change in Control," "CEO Pay Ratio," "Pay versus Performance," and "Compensation of Non-Employee Directors" in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

See "Election of Directors" and "Corporate Governance" in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

See "Independent Registered Public Accounting Firm's Fees" in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders, which information is incorporated herein by reference.


Part IV


1. **Item 15. Exhibits, Financial Statement Schedules**

(a) Financial Statements and Financial Statement Schedules

1. **Financial Statements**

The following report and Consolidated Financial Statements of the Company are contained in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

Statements of Consolidated Earnings - years ended June 30, 2024, 2023 and 2022

Statements of Consolidated Comprehensive Income - years ended June 30, 2024, 2023 and 2022

Consolidated Balance Sheets - June 30, 2024 and 2023

Statements of Consolidated Stockholders' Equity - years ended June 30, 2024, 2023 and 2022

Statements of Consolidated Cash Flows - years ended June 30, 2024, 2023 and 2022

Notes to Consolidated Financial Statements

2. **Financial Statement Schedules**

	Page in Form 10-K
Schedule II - Valuation and Qualifying Accounts	89

All other Schedules have been omitted because they are inapplicable, are not required or the information is included elsewhere in the financial statements or notes thereto.

(b) Exhibits

The following exhibits are filed with this Annual Report on Form 10-K or incorporated herein by reference to the document set forth next to the exhibit in the list below:

3.1	Amended and Restated Certificate of Incorporation dated November 10, 1998 - incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 333-72023 on Form S-4 filed with the Commission on February 9, 1999
3.2	Amended and Restated By-laws of the Company, dated August 3, 2023
4.1	Description of Common Stock
4.2	Form of Indenture between the Company and Wells Fargo Bank, National Association, as trustee - incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 (No. 333-206631), filed on August 28, 2015

4.3	Form of First Supplemental Indenture between Automatic Data Processing, Inc. and Wells Fargo Bank, National Association, as trustee - incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed on September 15, 2015
4.4	Form of 3.375% Senior Note due 2025 - incorporated by reference to Exhibit B to Exhibit 4.1 to the Company's Current Report on Form 8-K dated and filed on September 15, 2015
4.5	Form of First Supplemental Indenture between Automatic Data Processing, Inc. and U.S. Bank National Association, as trustee - incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 11, 2020 and filed on August 13, 2020
4.6	Form of 1.250% Senior Note due 2030 - incorporated by reference to Exhibit A to Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 11, 2020 and filed on August 13, 2020
4.7	Form of Second Supplemental Indenture between Automatic Data Processing, Inc. and U.S. Bank National Association, as trustee - incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 11, 2021 and filed on May 14, 2021
4.8	Form of 1.700% Senior Note due 2028 - incorporated by reference to Exhibit A to 4.1 to the Company's Current Report on Form 8-K dated May 11, 2021 and filed on May 14, 2021
10.1	364-Day Credit Agreement, dated as of June 28, 2024, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., BNP Paribas, Wells Fargo Bank, N.A. and Deutsche Bank Securities Inc., as Syndication Agents, and Barclays Bank PLC and MUFG Bank, Ltd., as Documentation Agents - incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated and filed on June 28, 2024
10.2	Five-Year Credit Agreement, dated as of June 30, 2023, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., BNP Paribas, Wells Fargo Bank, N.A. and Deutsche Bank Securities Inc., as Syndication Agents, and Barclays Bank PLC and MUFG Bank, Ltd., as Documentation Agents - incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated and filed on June 30, 2023
10.3	Five-Year Credit Agreement, dated as of June 28, 2024, among Automatic Data Processing, Inc., the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., BNP Paribas, Wells Fargo Bank, N.A., and Deutsche Bank Securities Inc., as Syndication Agents, and Barclays Bank PLC and MUFG Bank Ltd., as Documentation Agents - incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated and filed on June 28, 2024
10.4	Amended and Restated Supplemental Officers Retirement Plan - incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (Management Compensatory Plan)
10.5	Automatic Data Processing, Inc. Deferred Compensation Plan, as Amended and Restated Effective October 14, 2020 - incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 (Management Compensatory Plan)
10.6	Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers, as amended - incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2014 (Management Compensatory Plan)
10.7	Automatic Data Processing, Inc. Amended and Restated Employees' Savings-Stock Purchase Plan, effective as of November 9, 2022 (Management Compensatory Plan)
10.8	Automatic Data Processing, Inc. Executive Retirement Plan - incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (Management Compensatory Plan)
10.9	Automatic Data Processing, Inc. Retirement and Savings Restoration Plan (Amended and Restated as of February 3, 2020) - incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 (Management Compensatory Plan)
10.10	Automatic Data Processing, Inc. Corporate Officer Severance Plan - incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (Management Compensatory Plan)
10.11	Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers (as amended) (Management Compensatory Plan) - incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 6, 2018 and filed on November 13, 2018 (Management Compensatory Plan)
10.12	Automatic Data Processing, Inc. Amended and Restated 2008 Omnibus Award Plan (as amended and restated as of April 11, 2018, the "2008 Omnibus Award Plan") - incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 (Management Compensatory Plan)

10.13	French Sub Plan under the 2008 Omnibus Award Plan effective as of January 26, 2012 - incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 (Management Compensatory Plan)
10.14	Amended French Sub Plan under the 2008 Omnibus Award Plan effective as of April 6, 2016 (Management Compensatory Plan) - incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (Management Compensatory Plan)
10.15	Form of Deferred Stock Unit Award Agreement under the 2008 Omnibus Award Plan - incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (Management Compensatory Plan)
10.16	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Corporate Officers) - incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (Management Compensatory Plan)
10.17	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Corporate Officers) - incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (Management Compensatory Plan)
10.18	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan for grants beginning September 1, 2017 (Management Compensatory Plan) - incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (Management Compensatory Plan)
10.19	Automatic Data Processing, Inc. 2018 Omnibus Award Plan, as amended and restated as of December 1, 2023 (the "2018 Omnibus Award Plan") - incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2023 (Management Compensatory Plan)
10.20	French Sub Plan under the 2018 Omnibus Award Plan (Adopted January 15, 2019) (Management Compensatory Plan) - incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018 (Management Compensatory Plan)
10.21	Form of Stock Option Grant Agreement under the 2018 Omnibus Award Plan (Management Compensatory Plan) - incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 6, 2018 and filed on November 13, 2018 (Management Compensatory Plan)
10.22	Form of Restricted Stock and Restricted Stock Unit Award Agreement under the 2018 Omnibus Award Plan (Management Compensatory Plan) - incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 6, 2018 and filed on November 13, 2018 (Management Compensatory Plan)
10.23	Form of Performance Stock Unit Award Agreement under the 2018 Omnibus Award Plan (Management Compensatory Plan) - incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 6, 2018 and filed on November 13, 2018 (Management Compensatory Plan)
10.24	Form of Stock Option Grant Agreement under the 2018 Omnibus Award Plan for grants beginning September 1, 2021 - incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (Management Compensatory Plan)
10.25	Form of Restricted Stock and Restricted Stock Unit Award Agreement under the 2018 Omnibus Award Plan for grants beginning September 1, 2021 - incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (Management Compensatory Plan)
10.26	Form of Performance Stock Unit Award Agreement under the 2018 Omnibus Award Plan for grants beginning September 1, 2021 - incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (Management Compensatory Plan)
10.27	Form of Restricted Stock Unit Award Agreement under the 2018 Omnibus Award Plan for grants beginning September 1, 2022 - incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (Management Compensatory Plan)
10.28	Form of Performance Stock Unit Award Agreement under the 2018 Omnibus Award Plan for grants beginning September 1, 2022 - incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (Management Compensatory Plan)
10.29	Form of Restricted Stock Unit Award Agreement under the 2018 Omnibus Award Plan for grants beginning September 1, 2023 - incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (Management Compensatory Plan)
10.30	Form of Performance Stock Unit Award Agreement under the 2018 Omnibus Award Plan for grants beginning September 1, 2023 - incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (Management Compensatory Plan)

10.31	Form of Restricted Stock Unit Award Agreement under the 2018 Omnibus Award Plan (three-year vesting schedule) - incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2023 (Management Compensatory Plan)
10.32	Form of Restricted Stock Unit Award Agreement under the 2018 Omnibus Award Plan (non-three-year vesting schedule) - incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2023 (Management Compensatory Plan)
10.33	Form of Performance Stock Unit Award Agreement under the 2018 Omnibus Award Plan - incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2023 (Management Compensatory Plan)
10.34	ADP Canada Co. Supplementary Excess Retirement Plan, Amended and Restated as of August 1, 2018 (Management Compensatory Plan) - incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022
10.35	Compensation letter for Don McGuire, dated September 2021, and relocation addendum, dated October 26, 2021, by and between Automatic Data Processing, Inc. and Don McGuire - incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021
10.36	Separation Agreement and Release, dated January 30, 2023, by and between Don Weinstein and Automatic Data Processing, Inc. - incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2022
19.1	ADP Insider Trading Policy, effective April 13, 2023 - incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023
21	Subsidiaries of the Company
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification by Maria Black pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	Certification by Don McGuire pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	Certification by Maria Black pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification by Don McGuire pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Automatic Data Processing, Inc. Clawback Policy
101.INS	Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.LAB	Inline XBRL Taxonomy Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

AUTOMATIC DATA PROCESSING, INC.
AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
		(1)	(2)		
	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts (A)	Deductions	Balance at end of year
Year ended June 30, 2024:					
Allowance for doubtful accounts:					
Current	$ 53,080	$ 34,642	$ 39	$ (35,538) (B)	$ 52,223
Long-term	$ 113	$ —	$ —	$ — (B)	$ 113
Deferred tax valuation allowance	$ 18,600	$ 228	$ 1,216	$ (8,925)	$ 11,119
Year ended June 30, 2023:					
Allowance for doubtful accounts:					
Current	$ 56,768	$ 23,412	$ (34)	$ (27,066) (B)	$ 53,080
Long-term	$ 83	$ —	$ 30	$ — (B)	$ 113
Deferred tax valuation allowance	$ 18,867	$ 28	$ 366	$ (661)	$ 18,600
Year ended June 30, 2022:					
Allowance for doubtful accounts:					
Current	$ 79,568	$ (1,893)	$ 1,413	$ (22,320) (B)	$ 56,768
Long-term	$ 249	$ —	$ (166)	$ — (B)	$ 83
Deferred tax valuation allowance	$ 13,377	$ 8,563	$ (250)	$ (2,823)	$ 18,867

(A) Includes amounts related to foreign exchange fluctuation.

(B) Doubtful accounts written off, less recoveries on accounts previously written off.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AUTOMATIC DATA PROCESSING, INC.

(Registrant)


August 7, 2024   By /s/ Maria Black

                                                Maria Black
                                                President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Maria Black (Maria Black)	President and Chief Executive Officer, Director (Principal Executive Officer)	August 7, 2024
/s/ Don McGuire (Don McGuire)	Chief Financial Officer (Principal Financial Officer)	August 7, 2024
/s/ Jonathan Lehberger (Jonathan Lehberger)	Corporate Controller (Principal Accounting Officer)	August 7, 2024
/s/ Peter Bisson (Peter Bisson)	Director	August 7, 2024
/s/ David V. Goeckeler (David V. Goeckeler)	Director	August 7, 2024
/s/ Linnie M. Haynesworth (Linnie M. Haynesworth)	Director	August 7, 2024
/s/ John P. Jones (John P. Jones)	Director	August 7, 2024
/s/ Francine S. Katsoudas (Francine S. Katsoudas)	Director	August 7, 2024

/s/ Nazzic S. Keene	Director	August 7, 2024
(Nazzic S. Keene)		
/s/ Thomas J. Lynch	Director	August 7, 2024
(Thomas J. Lynch)		
/s/ Scott F. Powers	Director	August 7, 2024
(Scott F. Powers)		
/s/ William J. Ready	Director	August 7, 2024
(William J. Ready)		
/s/ Carlos A. Rodriguez	Director	August 7, 2024
(Carlos A. Rodriguez)		
/s/ Sandra S. Wijnberg	Director	August 7, 2024
(Sandra S. Wijnberg)		

EXHIBIT 21

Name of Subsidiary	Jurisdiction of Incorporation
ADP Atlantic, LLC	Delaware
ADP Benefit Services KY, Inc.	Kentucky
ADP Brasil Ltda	Brazil
ADP Broker-Dealer, Inc.	New Jersey
ADP Canada Co.	Canada
ADP Client Trust	Delaware
ADP Employer Services GmbH	Germany
ADP Europe SAS	France
ADP France SAS	France
ADP GlobalView B.V.	Netherlands
ADP GSI France SAS	France
ADP Holding B.V.	Netherlands
ADP, Inc.	Delaware
ADP Indemnity II, Inc.	Vermont
ADP International Services B.V.	Netherlands
ADP Netherlands Services B.V.	Netherlands
ADP of Roseland, Inc.	Delaware
ADP Pacific, Inc.	Delaware
ADP Private Limited	India
ADP Retirement Trust Services, LLC	New Hampshire
ADP RPO, LLC	Delaware
ADP Strategic Plan Services, LLC	Delaware
ADP Tax Services, Inc.	Delaware
ADP Technology Services, Inc.	Delaware
ADP TotalSource, Inc.	Florida
ADP TotalSource I, Inc.	Florida
ADP TotalSource CO XXI, Inc.	Colorado
ADP TotalSource CO XXII, Inc.	Colorado
ADP TotalSource of CO XXIII, Inc.	Colorado
ADP TotalSource DE IV, Inc.	Delaware
ADP TotalSource FL XVI, Inc.	Florida
ADP TotalSource FL XVII, Inc.	Florida
ADP TotalSource FL XVIII, Inc.	Florida
ADP TotalSource FL XIX, Inc.	Florida
ADP TotalSource FL XXIX, Inc.	Florida
ADP TotalSource Group, Inc.	Florida
ADP TotalSource MI XXX, Inc.	Michigan
ADP TotalSource NH XXVIII, Inc.	New Hampshire
ADP TotalSource Services, Inc.	Florida
ADP Traditional Incorporated Cell	Vermont

ADP Trust Company, N.A.	Office of the Comptroller of the Currency
Automatic Data Processing Insurance Agency, Inc.	New Jersey
Automatic Data Processing Limited	Australia
Automatic Data Processing Limited	United Kingdom
Bluefield Pilot Incorporated Cell	Vermont
Global Cash Card, Inc.	Nevada
MasterTax, LLC	Arizona
Work Market, Inc.	Delaware

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of June 30, 2024.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-10281, 333-110393, 333-147377, 333-170506, 333-228204 and 333-268272 on Form S-8, and Registration Statement No. 333-226705 on Form S-3 of our reports dated August 7, 2024, relating to the consolidated financial statements and financial statement schedule of Automatic Data Processing, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Automatic Data Processing, Inc. for the year ended June 30, 2024.

/s/ Deloitte & Touche LLP

Morristown, New Jersey
August 7, 2024

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Maria Black, certify that:

1. I have reviewed this Annual Report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 7, 2024   /s/ Maria Black
                           Maria Black
                           President and Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Don McGuire, certify that:

1. I have reviewed this Annual Report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 7, 2024   /s/ Don McGuire
                             Don McGuire
                             Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Maria Black, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: August 7, 2024   /s/ Maria Black
                          Maria Black
                          President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Don McGuire, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: August 7, 2024   /s/ Don McGuire
Don McGuire
Chief Financial Officer